As filed with the Securities and Exchange Commission on April 16, 2025

Registration No. 333-[________]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SF-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CNH Capital Receivables LLC

(Exact name of registrant as specified in its charter)

Delaware	39-1995297
(State of Organization)	(I.R.S. Employer Identification No.)

333-[_____]

(Commission File Number of depositor)

0001115252

(Central Index Key Number of depositor)

CNH Capital Receivables LLC

(Exact name of depositor as specified in its charter)

0001540092

(Central Index Key Number of sponsor)

CNH Industrial Capital America LLC

(Exact name of sponsor as specified in its charter)

5729 Washington Avenue

Racine, Wisconsin 53406

(262) 636-6011

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Thomas P. Hitchcock

General Counsel

CNH Industrial Capital LLC

5729 Washington Avenue

Racine, Wisconsin 53406

(262) 234-0807

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Mark Michigan

Briana Costa

Sarah Michigan

Greenberg Traurig, LLP

One Vanderbilt Avenue

New York, New York 10017

(212) 801-9200

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective as determined by market conditions.

If any of the securities being registered on this Form SF-3 are to be offered pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If this Form SF-3 is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form SF-3 is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated [    ], 20[    ]

PROSPECTUS

Asset Backed Notes

CNH Equipment Trust 20[ ]-[ ] Issuing Entity (CIK: [ ])	CNH Capital Receivables LLC Depositor (CIK: 0001115252)

CNH Industrial Capital America LLC Sponsor and Originator (CIK: 0001540092)	New Holland Credit Company, LLC Servicer

$[              ] (Approximate) ASSET BACKED NOTES[[1]]*

The issuing entity will issue the following classes of [Class A Notes][notes] which are offered under this prospectus [[with an initial aggregate principal amount of $[       ] (the “Base Transaction”) or an initial aggregate principal amount of $[       ] (the “Upsize Transaction”).

If the Base Transaction is issued, the following notes will be issued]]:

	Class A Notes					[Class B Notes]
	A-1 Notes	A-2[a] Notes	[A-2b Notes]	A-3 Notes	A-4 Notes
Principal Amount[[2]],[3]	$[ ]	$[ ][4]	[$[ ][4]]	$[ ]	$[ ]	[$[ ]]
Interest Rate[5]	%	%	[SOFR + %[6]]	%	%	[%]
Final Maturity Date[2]	[ ], 20[ ]	[ ], 20[ ]	[[ ], 20[ ]]	[ ], 20[ ]	[ ], 20[ ]	[[ ], 20[ ]]
Price to Public[7]	%	%	[%]	%	%	[%]
Underwriting Discount[8]	%	%	[%]	%	%	[%]
Proceeds to Depositor[9]	%	%	[%]	%	%	[%]

[[1]]	[[The issuing entity will offer notes in an initial aggregate principal amount of $[ ] or $[ ] . The sponsor will make the determination regarding the initial aggregate principal amount of the notes based on, among other considerations, market conditions at the time of pricing. See “Risk Factors—Risks Related to the Characteristics of the Notes—The market value, liquidity and voting power of your notes may be adversely impacted by the unknown initial aggregate principal amount of the notes” in this prospectus.]]
[[2]]	[[The aggregate principal amounts and final maturity dates set forth in the table above represent the notes to be offered if the Base Transaction is issued. If the Upsize Transaction is issued, the following notes will be issued: $[ ] of Class A-1 Notes, $[ ] of Class A-2[a] Notes, [$[ ] of Class A-2b Notes,] $[ ] of Class A-3 Notes [and] $[ ] of Class A-4 Notes [and $[ ] of Class B Notes], with the following final maturity dates, respectively: [ ], 20[ ], [ ], 20[ ], [[ ], 20[ ],] [ ], 20[ ], [ ], 20[ ] and [ ], 20[ ].]]
[3]	The principal amounts of the [Class A Notes][notes] are based on an assumed discount rate used to calculate the assumed initial contract value. The aggregate principal amount of the notes offered hereby will be determined based on the specified discount factor set at the time the interest rates on the notes are determined. The final principal amount of each class of the notes at the time of issuance will be an amount that is no more than 5% in excess of, or less than, the amounts stated herein.
[4]	[The allocation of the initial principal amount between the Class A-2a Notes and the Class A-2b Notes will be determined no later than the day of pricing.] [[If the Base Transaction is issued,]] Up to $[ ] (based on the assumed discount rate) may be allocated to the Class A-2b Notes[[, and if the Upsize Transaction is issued, up to $[ ] (based on the assumed discount rate) may be allocated to the Class A-2b Notes.]]
[5]	[The interest rate for the Class A-2 Notes will be a fixed rate or a combination of a fixed rate and floating rate if that class is issued as both fixed rate Class A-2a Notes and floating rate Class A-2b Notes.]
[6]	[The interest rate for the Class A-2b Notes will be based on a benchmark which initially will be 30-day average SOFR. However the benchmark may change in certain circumstances. If the sum of 30-day average SOFR (or the applicable benchmark) + % is less than 0.00% for any interest period, then the interest rate for the Class A-2b Notes for such interest period will be deemed to be 0.00%. For a description of how interest will be calculated on the Class A-2b Notes, see “Description of the Notes—Payments of Interest” in this prospectus.]
[7]	Plus accrued interest, if any, from [ ], 20[ ]. Total price to public (excluding such interest) = $[ ].
[8]	Total Underwriting Discount = $[ ].
[9]	Total Proceeds to Depositor = $[ ].

The issuing entity’s [main] source of payments on the notes will be receivables generated by retail installment sale contracts or retail installment loans secured by new or used agricultural or construction equipment and interests in the financed equipment, proceeds from claims on related insurance policies (to the extent not used to purchase substitute equipment), [and] [amounts on deposit in bank accounts].

See “Risk Factors” beginning on page [13] of this prospectus for a discussion of risks that you should consider in connection with an investment in the notes.

The notes are asset backed securities and represent the obligations of the issuing entity only and do not represent the obligations of or an interest in the depositor, the sponsor and originator or the servicer, or any of their affiliates. Neither the notes nor the receivables are insured or guaranteed by any government agency. Only the [Class A] notes are being offered by this prospectus. The certificates described below are not offered under this prospectus.

Payments on the notes will be payable on the 15th day of each calendar month (or, if not a business day, the next business day), beginning with [     ], 20[     ][, except that interest and principal on the Class A-1 Notes will also be payable on [ ], 20[ ], if any Class A-1 Notes remain outstanding after the [     ], 20[     ] payment date].

Credit enhancement for the notes consists of (1) overcollateralization resulting from the excess of the pool balance over the aggregate principal amount of the notes, (2) excess spread [and] (3) a spread account [and (4) the Class B notes which are subordinated to the Class A notes and provide additional credit enhancement for the Class A notes].

[The issuing entity will enter into a swap agreement with [     ], as the initial swap counterparty, to hedge its floating interest rate obligations on the Class A-2b Notes.]

We expect that delivery of the Class A Notes [and Class B Notes] will be made to investors through [     ] on or about [     ], 20[  ] against payment in immediately available funds.

Neither the SEC nor any state securities commission has approved or disapproved the securities or determined whether this prospectus is accurate or complete. Any contrary representation is a criminal offense.

Joint Bookrunners of the Class A Notes
[ ]	[ ]	[ ]	[ ]
Co-Managers of the Class A Notes
[ ]			[ ]
[Joint Bookrunners of the Class B Notes]
[ ]	[ ]	[ ]	[ ]
[Co-Managers of the Class B Notes]
[ ]			[ ]

The date of this prospectus is [    ], 20[    ]

*Explanatory note: Items presented in this form of prospectus in double brackets (i.e., “[[” and “]]”) provide a form for disclosure for inclusion in a Rule 424(h) prospectus offering two alternate note principal amounts secured by two related alternate receivables pools.

Important Notice about Information Presented in this Prospectus

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information.

We (CNH Capital Receivables LLC) are not offering the notes in any state where the offer is not permitted.

Dealers will deliver a prospectus when acting as underwriters of the notes and with respect to their unsold allotments or subscriptions. In addition, all dealers selling the securities will deliver a prospectus until 90 days after the commencement of this offering.

We include cross-references in this prospectus to captions herein where you can find further related discussions. The following Table of Contents provides the pages on which these captions are located.

You can find a listing of the pages where capitalized terms used in this prospectus are defined under the caption “Index of Terms” beginning on page [136] in this prospectus.

We have made forward-looking statements in this prospectus. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, including the risks set forth under “Risk Factors” in this prospectus. Forward-looking statements are statements, other than statements of historical facts, that address activities, events or developments that we expect or anticipate will or may occur in the future. Forward-looking statements also include any other statements that include words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend” and other similar expressions.

Forward-looking statements are based on certain assumptions and analyses we have made in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate.

Whether actual results and developments will conform with our expectations and predictions is subject to a number of risks and uncertainties.

All of the forward-looking statements made in this prospectus are qualified by these cautionary statements, and there can be no assurance that the actual results or developments we have anticipated will be realized. Even if the results and developments in our forward-looking statements are substantially realized, there is no assurance that they will have the expected consequences to or effects on us, the issuing entity, CNH Industrial Capital America LLC, New Holland Credit Company, LLC or any other person or on our respective businesses or operations. The foregoing review of important factors, including those discussed in detail in this prospectus should not be construed as exhaustive. We undertake no obligation to release the results of any future revisions we may make to forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrences of anticipated events.

[NOTICE TO INVESTORS IN THE EUROPEAN ECONOMIC AREA]

[The notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any EU Retail Investor in the European Economic Area (the “EEA”). For these purposes, an “EU Retail Investor” means a person who is one (or more) of: (i) a retail client as defined in Point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor (an “EU Qualified Investor”) as defined in Article 2 of Regulation (EU) 2017/1129 (as amended, the “EU Prospectus Regulation”).

Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “EU PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to EU Retail Investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any EU Retail Investor in the EEA may be unlawful under the EU PRIIPs Regulation.

This prospectus is not a prospectus for purposes of the EU Prospectus Regulation. This prospectus has been prepared on the basis that any offer of the notes in the EEA will be made only to an EU Qualified Investor. Accordingly, any person making or intending to make an offer in the EEA of notes which are the subject of the offering contemplated in this prospectus may only do so with respect to EU Qualified Investors. None of the trust, the depositor or any of the underwriters has authorized, nor do they authorize, the making of any offer of notes in the EEA other than to EU Qualified Investors.]

[NOTICE TO INVESTORS IN THE UNITED KINGDOM]

[The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any UK Retail Investor in the United Kingdom (the “UK”). For these purposes, a “UK Retail Investor” means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Commission Delegated Regulation (EU) 2017/565, as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended, the “EUWA”) and as amended; or (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA (such rules and regulations as amended) to implement Directive (EU) 2016/97 (as amended), where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014, as it forms part of UK domestic law by virtue of the EUWA and as amended; or (iii) not a qualified investor (a “UK Qualified Investor”), as defined in Article 2(e) of Regulation (EU) 2017/1129 (as amended), as it forms part of UK domestic law by virtue of the EUWA and as amended (the “UK Prospectus Regulation”).

Consequently, no key information document required by Regulation (EU) No 1286/2014, as it forms part of UK domestic law by virtue of the EUWA and as amended (the “UK PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to UK Retail Investors in the UK has been prepared and therefore offering or selling the notes or otherwise making them available to any UK Retail Investor in the UK may be unlawful under the UK PRIIPs Regulation.

This prospectus is not a prospectus for the purpose of the UK Prospectus Regulation. This prospectus has been prepared on the basis that any offer of the notes in the UK will be made only to a UK Qualified Investor. Accordingly, any person making or intending to make an offer in the UK of notes which are the subject of the offering contemplated in this prospectus may only do so with respect to UK Qualified Investors. None of the trust, the depositor or any of the underwriters has authorized, nor do they authorize, the making of any offer of notes in the UK other than to UK Qualified Investors.

In the UK, this prospectus is only being distributed to, and is only directed at, persons who (i) are authorized to carry on regulated activity under the FSMA, (ii) have professional experience in matters relating to investments and fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (iii) are persons falling within Article 49(2)(a) to (d) (“High net worth companies, unincorporated associations, etc.”) of the Financial Promotion Order or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of any notes may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This prospectus is directed in the UK only at relevant persons and must not be acted on or relied on in the UK by persons who are not relevant persons. Any investment or investment activity to which this prospectus relates, including the notes, is available in the UK only to relevant persons and will be engaged in only with relevant persons.]

v

Summary of Terms

•	This summary highlights selected information from this prospectus and does not contain all of the information that you need to consider in making your investment decision. To understand all of the terms of an offering of the notes, read carefully this entire prospectus.

•	This summary provides an overview of certain calculations, cash flows and other information to aid your understanding and is qualified by the full description of these calculations, cash flows and other information in this prospectus.

Overview of Transaction

The securities issued by the trust include:

•	the Class A Notes [and Class B Notes], representing debt of the trust; and

•	the certificates, representing ownership interests in the trust.

Offered Securities

We are offering the following classes of notes issued by the issuing entity, CNH Equipment Trust 20[    ]-[    ]:

Class	Aggregate Principal Amount[[1]],[2]	Interest Rate
A-1	$[ ]	%
A-2[a]	$[ ][3]	%
[A-2b]	[$[ ][3]]	[SOFR + %[4]]
A-3	$[ ]	%
A-4	$[ ]	%
[B]	[$[ ]]	[ %]

[[1]]	[[The aggregate principal amounts set forth in this table represent the notes to be offered if the Base Transaction is issued. If the Upsize Transaction is issued, the following notes will be offered: $[ ] of Class A-1 Notes, $[ ] of Class A-2[a] Notes, [$[ ] of Class A-2b Notes,] $[ ] of Class A-3 Notes [and] $[ ] of Class A-4 Notes [and [$[ ] of Class B Notes].]]
[2]	These amounts are based on an assumed discount rate used to calculate the assumed initial contract value. The aggregate principal amount of the notes offered hereby will be determined based on the specified discount factor set at the time the interest rates on the notes are determined. The final principal amount of each class of notes at the time of issuance will be an amount that is no more than 5% in excess of, or less than, the amounts stated herein.
[3]	[The allocation of the initial principal amount between the Class A-2a Notes and the Class A-2b Notes will be determined no later than the day of pricing. The amount allocated may be entirely to the Class A-2a Notes, or a partial allocation to each of the Class A-2a Notes and Class A-2b Notes. In the event that the entire initial principal amount is allocated to the Class A-2a Notes, then the issued notes would be called the Class A-2 Notes.]
[4]	[The interest rate for the Class A-2b Notes will be based on a benchmark which initially will be 30-day average SOFR. However the benchmark may change in certain situations. If the sum of 30-day average SOFR (or the applicable benchmark) and the spread set forth above is less than 0.00% for any interest period, then the interest rate for the Class A-2b Notes for such interest period will be deemed to be 0.00%.]

[[The sponsor will make the determination regarding the initial aggregate principal amount of the notes based on, among other considerations, market conditions at the time of pricing. See “Risk Factors—Risks Related to the Characteristics of the Notes—The market value, liquidity and voting power of your notes may be adversely impacted by the unknown initial aggregate principal amount of the notes” in this prospectus.]]

[The Class A-2a Notes and the Class A-2b Notes are collectively referred to herein as the “Class A-2 Notes” and the Class A-2b Notes may also be referred to herein as the “floating rate notes”. The Class A-2a Notes and the Class A-2b Notes will have equal rights to payments of principal and interest, which will be made ratably.]

The notes will be book-entry securities clearing through DTC (in the United States) [or (if the notes are made eligible) Clearstream or Euroclear (in Europe), as sub-custodian for DTC,] in minimum denominations of $1,000 and in greater whole-dollar denominations. The trust will also issue certificates, which are not being offered under this prospectus.

[The Class B Notes, if not sold hereunder, will (i) be acquired by the depositor as partial consideration for the receivables transferred by it to the trust, and then may be further conveyed by the depositor to the originator as consideration or partial consideration for certain of the receivables transferred by the originator to the depositor and/or for other consideration and/or (ii) be sold to one or more affiliates of the depositor. Such Class B Notes will not be initially purchased by the underwriters if acquired by the depositor or any of its affiliates. If acquired by the depositor or its affiliates, the purchase price for the Class B Notes is $[       ].]

Subordination

The rights of the certificateholders to receive distributions are subordinated, to the extent described in this prospectus, to the rights of the holders of the Class A Notes [and the Class B Notes] to receive interest and principal.

[The A-1, A-2[a], [A-2b,] A-3, and A-4 Notes are all Class A Notes. The Class B Notes will be subordinated to the Class A Notes as follows:

•	no interest will be paid on the Class B Notes on any payment date until all interest due on the Class A Notes through that payment date has been paid in full; and

•	no principal will be paid on the Class B Notes on any payment date until the Class A Notes have been repaid in full.

Interest on the Class B Notes will also be subordinated to principal payments on the Class A Notes if [either] (a) the maturity of the notes has been accelerated after an event of default [or] (b) credit losses erode the aggregate assets of the trust below the then outstanding principal balance of the Class A Notes [or (c) the applicable payment date is the final maturity date of a subclass of the Class A Notes]. See “Description of the Notes—Payments of Principal” and “Servicing Matters—Distributions” for details on the priority rules that would apply in these circumstances.]

Closing Date

[      ], 20[   ].

Sponsor and Originator

CNH Industrial Capital America LLC. The sponsor’s principal executive offices are located at 5729 Washington Avenue, Racine, WI 53406, and its telephone number is (262) 636-6011.

Servicer and Administrator

New Holland Credit Company, LLC.

Depositor

CNH Capital Receivables LLC. The depositor’s principal executive offices are located at 5729 Washington Avenue, Racine, WI 53406, and its telephone number is (262) 636-6011.

Issuing Entity

CNH Equipment Trust 20[   ]-[   ].

Indenture Trustee

[Citibank, N.A.]

Asset Representations Reviewer

[Clayton Fixed Income Services LLC.]

Trustee

[Wilmington Trust Company.]

[Initial Swap Counterparty]

[[        ] is the initial swap counterparty to the Class A-2b swap agreement.]

Payment Dates

Payments on the notes will be payable on the 15th day of each calendar month (or, if not a business day, the next business day), beginning with [   ], 20[    ][, except that interest and principal on the Class A-1 Notes will also be payable on [   ], 20[   ], if any Class A-1 Notes remain outstanding after the [   ], 20[    ] payment date].

Principal Payments

The aggregate amount of principal payments to be made on all outstanding classes of notes on each payment date, to the extent of available amounts as described under “Servicing Matters—Distributions,” will generally equal the amount necessary for the outstanding principal amount of the [Class A Notes][notes] to equal [the sum of (a)] the contract value of the receivables [and (b) the amount on deposit in the trust’s prefunding account, each] at the end of the related collection period minus [ ]% multiplied by the pool balance as of the cutoff date (the “target overcollateralization amount”). The contract value of the receivables equals the discounted present value of their scheduled cash flows, using a specified discount rate. The specified discount rate will be established based on, among other things, market interest rates at the time the interest rates on the notes are determined. The collection period with respect to any payment date is the period from the end of the preceding collection period (or, if for the first payment date, from the beginning of the day after the [initial] cutoff date) to and including the last day of the calendar month preceding the calendar month in which such payment date occurs. [In addition, on each payment date to the extent of available amounts as described under “Servicing Matters—Distributions,” additional principal payments will also be made on the Class A-1 Notes until paid in full.]

Amounts allocated to payment of the principal on the notes will generally be applied on a fully sequential basis; meaning that [no principal payments will be made on any class of notes until each more senior class of notes has been paid in full. Within the Class A Notes,] no principal will be paid on any class of Class A Notes until each class of Class A Notes with a lower numerical designation has been paid in full]. [For purposes of principal payments, the Class A-2a Notes and Class A-2b Notes will be treated as a single class.] Specifically, principal payments will be made on the notes in the following order: A-1 Notes; A-2[a] Notes [and A-2b Notes, pro rata based on their respective outstanding principal balances]; A-3 Notes; [and] A-4 Notes[; and B Notes].

See “Description of the Notes—Payments of Principal” and “Servicing Matters—Distributions” for special priority rules that would apply [either] [(a)] [after the maturity of the notes has been accelerated after an event of default] [or] [(b)] [after credit losses erode the aggregate assets of the trust below the then outstanding principal balance of the Class A Notes] [or] [(c)] [if the applicable payment date is the final maturity date of a subclass of the Class A Notes].

Final Scheduled Maturity Dates

The outstanding principal amount, together with all accrued and unpaid interest, if any, of each class of notes will be payable in full on the date specified for each below:

Class	Final Maturity Date[[(1)]]
A-1	[ ], 20[ ]
A-2[a]	[ ], 20[ ]
[A-2b]	[ ], 20[ ]
A-3	[ ], 20[ ]
A-4	[ ], 20[ ]
[B]	[ ], 20[ ]

[[(1)	The final maturity dates set forth in this table represent the dates if the Base Transaction is issued. If the Upsize Transaction is issued, the following final maturity dates will apply: [ ], 20[ ] for the Class A-1 Notes, [ ], 20[ ] for the Class A-2[a] Notes, [[ ], 20[ ] for the Class A-2b Notes,] [ ], 20[ ] for the Class A-3 Notes [and] [ ], 20[ ] for the Class A-4 Notes[ and [ ], 20[ ] for the Class B Notes].]]

Optional Redemption by the Trust

Any notes outstanding on any payment date on which CNH Industrial Capital America LLC exercises its option to purchase the receivables will be prepaid in whole on that payment date at a redemption price for each class equal to the outstanding principal balance of that class of notes, plus accrued and unpaid interest thereon.

CNH Industrial Capital America LLC cannot exercise this option until the aggregate contract value of the receivables declines to 10% or less of the aggregate [initial] contract value of the receivables[, measured for each receivable at the time of its sale to the trust][ as of the cutoff date]. The holders of notes do not have the right to force the trust to redeem their notes.

[Mandatory Redemption]

[The trust will have a pre-funding period. On the payment date on or immediately following the last day of the pre-funding period, any funds remaining in the trust’s pre-funding account after any purchase of receivables on that date will be applied to prepay the notes then outstanding in whole or in part in the same sequence and proportions that would apply in a normal principal distribution.]

The [Initial] Receivables

On the closing date, we will sell to the trust [variable][fixed] rate retail installment sale contracts and/or retail installment loans secured by agricultural or construction equipment and the receivables generated thereby (collectively, [along with any such retail installment sale contracts and/or retail installment loans acquired during the pre-funding period,] the “receivables”). The aggregate statistical contract value of the receivables as of [    ], 20[   ], which is the [initial] cutoff date, was equal to $[      ][[, if the Base Transaction is issued, and $[      ], if the Upsize Transaction is issued]]. For purposes of calculating the initial assumed principal amounts of the notes in this prospectus, the assumed initial aggregate contract value is [[(i)]] approximately $[     ][[, if the Base Transaction is issued, and (ii) approximately $[     ], if the Upsize Transaction is issued, in each case]], based on a discount rate of [   ]% (the “assumed discount rate”). For a more detailed description of aggregate statistical contract value, see “The Receivables Pool.”

[A substantial majority of the receivables included in the trust were originated by CNH Industrial Capital America LLC indirectly by purchase from dealers.] [The trust also holds receivables originated directly by CNH Industrial Capital America LLC.] [We will buy the receivables from CNH Industrial Capital America LLC.]

[All receivables were originated under the same underwriting program, and none were originated as exceptions to the underwriting criteria. In addition, none of the receivables have been modified since their origination. See “The Receivables Pool” for additional statistical information regarding the receivables and the asset pool.

In connection with the offering of the notes, the depositor has performed a review of the receivables in the pool and the disclosure regarding those receivables required to be included in this prospectus by Item 1111 of Regulation AB. After undertaking the review referred to above, the depositor has found and concluded that it has reasonable assurance that such disclosure regarding the receivables in the pool in this prospectus is accurate in all material respects. See “Review of Receivables” for additional details regarding the review and the results thereof.]

[Modifications]

[Add tabular information regarding the nature of modifications and the number of modified receivables by category of modification for receivables included in the receivables pool.]

[Pre-Funding]

[We will sell to the trust additional [variable][fixed] rate retail installment sale contracts and/or retail installment loans secured by agricultural, construction or other equipment during a pre-funding period, to the extent described below, beginning on the closing date and ending not later than the close of business on the [insert date up to one year later] payment date. The eligibility criteria for the additional pool assets acquired during the pre-funding period will be the same as the criteria applied to the initial asset pool.

The trust will pay for the subsequent receivables with funds on deposit in a pre-funding account established for the trust, with an initial deposit of $[to insert amount which is not to exceed [25]% of the offering proceeds] ([     ]% of the sum of the aggregate contract values of the initial receivables and the balance on deposit in the pre-funding account on the closing date). We expect to sell subsequent receivables to the trust with an aggregate contract value approximately equal to the amount deposited in the pre-funding account.

The pre-funding period will end earlier than the [   ] payment date if and when the balance in the pre-funding account is reduced to less than $[    ]. The pre-funding period will also terminate early if certain defaults or other adverse events occur as described under “Pre-Funding Period.” Any balance remaining in the pre-funding account at the end of the pre-funding period will be payable to the noteholders as principal in the ordinary priority for principal payments.]

[Negative Carry Account]

[We anticipate that the average interest rate earned by the trust on investment of funds in the pre-funding account may be less than the weighted average interest rate on the notes. To provide a source of funds to cover any shortfall resulting from this difference, we will deposit $[      ] into the trust’s negative carry account.]

[Credit Risk Retention]

[The form [horizontal/vertical/combination] and detailed disclosure regarding the 5% risk retention [and associated fair value calculations] will be included in the prospectus for each offering. See “Credit Risk Retention” in this prospectus for a discussion of risk retention rules.]

[EU Securitization Regulation and UK Securitisation Framework]

[None of we, the trust, the sponsor, the originator or any other party to the transaction described in this prospectus or any of our or their respective affiliates will undertake, or intends, to retain or commit to retain a material net economic interest in the securitization constituted by the issuance of the notes in a manner that would satisfy the requirements of the EU Securitization Regulation or the UK Securitisation Framework.

Furthermore, no such person makes or intends to make any representation or agreement that it or any other party is undertaking or will undertake to take or refrain from taking any action to facilitate or enable compliance by EU Affected Investors with the EU Due Diligence Requirements or by UK Affected Investors with the UK Due Diligence Requirements, or by any person with the requirements of any other law or regulation now or hereafter in effect in the European Union (“EU”), any European Economic Area (“EEA”) member state or the United Kingdom (“UK”), in relation to risk retention, due diligence and monitoring, credit granting standards or any other conditions with respect to investments in securitization transactions.

The arrangements as described in “Credit Risk Retention” in this prospectus have not been structured with the objective of ensuring compliance with the requirements of the EU Securitization Regulation or the UK Securitisation Framework by any person.

Failure by an Affected Investor to comply with the applicable Due Diligence Requirements with respect to an investment in the notes described in this prospectus may result in the imposition of a penalty regulatory capital charge on that investment or other regulatory sanctions and/or remedial measures being taken or imposed by the competent authority of such Affected Investor.

Consequently, the notes may not be a suitable investment for Affected Investors. As a result, the price and liquidity of the notes in the secondary market may be adversely affected. Prospective investors are responsible for analyzing their own legal and regulatory position and should consult with their own investment and legal advisors regarding the application of the EU Securitization Regulation, the UK Securitisation Framework or other applicable regulations and the suitability of the notes for investment. The transaction described in this prospectus is structured in a way that is unlikely to allow Affected Investors to comply with their applicable Due Diligence Requirements.

See “Requirements for Certain EU Regulated Investors, UK Regulated Investors and their Affiliates” in this prospectus for more information.]

Credit Enhancement

To the extent the credit enhancement described below does not absorb all of the losses, noteholders will be allocated the losses in the manner described under “—Principal Payments” above [and “—Subordination” below].

Spread Account

As credit enhancement for the notes, a spread account will be established for the trust. The spread account will be funded as follows:

•	On the closing date, we will deposit into the spread account an amount determined by the sponsor prior to the closing date; provided, that such amount is not less than [ ]% of the aggregate contract value of the [initial] receivables as of the [initial] cutoff date.

•	[On the date of each subsequent sale of receivables to the trust, the indenture trustee will transfer cash or highly-rated, short-term securities having a value approximately equal to [ ]% of the aggregate contract value of the receivables purchased from the pre-funding account to the spread account.]

•	On each payment date, available collections remaining after other more senior payments have been made will be deposited into the spread account to the extent necessary to maintain a specified minimum balance.

For a more detailed description of the specified minimum balance, see “Servicing Matters—Spread Account.”

Funds on deposit in the spread account will be available on each payment date to cover shortfalls in distributions of interest and principal on the notes [and swap payments] to the extent described under “Servicing Matters—Spread Account.” The funds on deposit in the spread account will not be available to cover the distributions of principal to be paid pursuant to clause [(9)] of “—Priority of Distributions.”

[Principal Supplement Account]

[As further enhancement for the notes, a principal supplement account will be established for the trust. However, no deposit is required to be made into the principal supplement account on or before the closing date. We will make deposits in the principal supplement account on the date of each subsequent sale of receivables to the trust, but only if, and to the extent necessary, to maintain the original credit ratings of the notes.

Funds on deposit in the principal supplement account on any payment date will be used to cover shortfalls in distributions of interest and principal on the notes [and swap payments] if the amount available in the spread account on that payment date is insufficient to cover those shortfalls.]

The Certificates

On the closing date, the trust will issue certificates representing the ownership interest in the trust. We will initially retain the certificates. No amounts will be paid with respect to the certificates on any payment date until all principal and interest due on the notes on that payment date have been paid in full.

[Subordination]

[The subordination with respect to principal and interest payments of the Class B Notes to the Class A Notes as described herein will provide additional credit enhancement for the Class A Notes. Through subordination, principal and/or interest payments are, to the extent described herein, allocated to the more senior class first, thereby increasing the likelihood of payment on such class.]

[Negative Carry Account]

[Amounts on deposit in the negative carry account will be available to pay interest on the notes in the event that there is a shortfall in such amounts during the pre-funding period. See “Servicing Matters—Negative Carry Account” below for a more detailed description of how the negative carry account is designed to ensure that interest will be timely paid on the notes.]

Overcollateralization

Overcollateralization refers to the amount by which the pool balance exceeds the aggregate principal amount of the notes. On the closing date, based on the assumed discount rate used to calculate the initial contract values, the overcollateralization will be approximately [  ]% of the pool balance as of the cutoff date. On each payment date, available collections remaining after other more senior payments have been made as described under “—Priority of Distributions”, will be paid to the noteholders to reduce the principal amount of the notes in order to build to or maintain the target overcollateralization amount.

Excess Spread

It is anticipated that more interest will be paid by the obligors on the receivables in the pool during each collection period than the amount that is necessary to pay both the interest earned on the notes during such period and all of the issuing entity's monthly fees and expenses, resulting in excess cashflow. The amount of excess spread for any collection period will be based on the interest imputed to the receivables in the pool based on the application of the specified discount factor to the pool balance decline for that period. Any excess cashflow that is generated in a particular collection period will be available to build and/or maintain the spread account at its required level pursuant to clause [(9)] of “—Priority of Distributions” and to make principal payments on the notes pursuant to clauses [(8)] and [(10)] of “—Priority of Distributions” to the extent necessary to build to and maintain the target overcollateralization amount.

[Swap Agreement]

[The trust will enter into a swap agreement with [      ], as the swap counterparty, to hedge its floating rate interest obligations on the Class A-2b Notes. The notional amount of such swap agreement will equal the outstanding principal amount of the Class A-2b Notes.

Under the swap agreement, for each interest period, the swap counterparty’s payments will be calculated based on the applicable floating rate, and the trust’s payments will be calculated based on a stated fixed rate, as follows:

A-2b Swap	[ ]%

The swap agreement will terminate on the final scheduled maturity date for the related class of notes or earlier as described in “The Swap Agreement.”

To the extent that interest calculated on any payment date based on the applicable floating rate exceeds interest calculated based on the stated fixed rate:

•	the swap counterparty will be obligated to pay an amount equal to the excess to the trust; and

•	that payment will constitute a portion of available collections.

Likewise, to the extent that interest calculated based on the stated fixed rate exceeds interest calculated based on the applicable floating rate, the trust will be obligated to pay an amount equal to the excess to the swap counterparty.

Net swap payments rank higher in priority than interest payments on the notes. Certain priority swap termination payments are pro rata with interest on the Class A Notes and senior to other payments on the notes. The obligations of the swap counterparty will be unsecured except under the circumstances described below.

For a more detailed description of the initial swap counterparty and the swap agreement, see “The Initial Swap Counterparty” and “The Swap Agreement.”]

Priority of Distributions

On each payment date, available collections, plus funds transferred from various trust bank accounts as described above, will be applied to the following (in the priority indicated):

[(1)]	to pay to the asset representations reviewer, all amounts due, including indemnities, up to a maximum of $[ ] per year;

[(2)]	to pay to the servicer, its accrued and unpaid servicing fee and all unpaid servicing fees from prior collection periods[, except that available funds from the spread account may not be used for this purpose as long as the servicer is New Holland Credit Company, LLC or another affiliate of CNH Industrial Capital America LLC];

[(3)]	to pay to the administrator, the administration fee and all unpaid administration fees from prior collection periods[, except that available funds from the spread account may not be used for this purpose as long as the administrator is New Holland Credit Company, LLC or another affiliate of CNH Industrial Capital America LLC];

[(4)]	[to pay any net swap payments (including interest on any overdue net swap payments), if any, due to the applicable swap counterparty;]

[(5)]	to pay [(a)] the amount of interest accrued on the Class A Notes during the prior interest period, plus any amount of interest on the Class A Notes that was not paid when due (and, to the extent permitted by law, any interest on that unpaid amount) [and (b) any priority swap termination payments owed by the trust to the applicable swap counterparty, pro rata based on the principal balance of the Class A Notes and the amount of any priority swap termination payments; provided that if any funds allocated to make payments pursuant to the preceding clause [5(a)] or [5(b)] remain after making the payments required by clause [5(a)] or [5(b)], respectively, such funds shall be used to pay any remaining amounts due payable under clause [(5)] before any such funds are distributed pursuant to clauses [(6)] through [(14)]];

[(6)]	[to pay principal on the Class A Notes in an amount equal to the excess of (x) the outstanding principal balances of the Class A Notes over (y) the asset balance; provided, that on the final maturity date for each subclass of Class A Notes, the amount payable pursuant to this clause [(6)] will at least equal the amount necessary to repay the outstanding principal balance of that subclass of Class A Notes;]

[(7)]	[to pay the amount of interest accrued on the Class B Notes during the prior interest period, plus any amount of interest on the Class B Notes that was not paid when due (and, to the extent permitted by law, any interest on that unpaid amount);]

[(8)]	to pay principal on the Class A Notes [and the Class B Notes] in an amount equal to the excess of (x) the asset balance for that payment date less (y) the amount of the excess, if any, of (i) the asset balance for the previous payment date (or, in the case of the first payment date, the pool balance as of the cutoff date) over (ii) the outstanding principal amount of the notes after giving effect to the distributions on the previous payment date (or, in the case of the first payment date, the principal amount of the notes as of the closing date); provided, that such amount will not exceed the aggregate outstanding principal balance of the notes and (b) on the final maturity date for [each subclass of Class A Notes][the Class B Notes], the amount payable pursuant to this clause [(8)] will at least equal the amount necessary to repay the outstanding principal balance of [such subclass of Class A Notes][the Class B Notes and any other class of notes payable prior to that class of notes];

[(9)]	to the spread account, to the extent necessary so that the balance on deposit therein will not be less than the required balance;

[(10)]	to pay principal on the Class A Notes in an amount equal to the excess of (x) the outstanding balance of the Class A Notes after principal distributions pursuant to clause [(8)] above over (y) the excess of (i) [the sum of (a)] the asset balance for such payment date [and (b) the balance on deposit in the pre-funding account] over (b) the target overcollateralization amount;

[(11)]	[to pay any swap termination payments to the extent not paid under clause [(5)];]

[(12)]	to pay to the asset representations reviewer, all fees, expenses and indemnities due to the extent not paid under clause [(1)];

[(13)]	to pay to the servicer, any accrued and unpaid reimbursable expenses of the servicer[, except that available funds from the spread account may not be used for this purpose as long as the servicer is New Holland Credit Company, LLC or another affiliate of CNH Industrial Capital America LLC]; and

[(14)]	the remaining balance, if any, to the certificateholders, which will initially be us.

See “Description of the Notes—Payments of Principal” and “Description of the Notes—Payments of Interest” for additional details regarding payments of principal and interest among the Class A subclass noteholders.

See “Servicing Matters—Distributions” for additional details and for special priority rules that would apply after an event of default and acceleration of the notes.

Removals Upon Certain Breaches

If CNH Industrial Capital America LLC breaches certain representations or warranties, it will be obligated to repurchase the receivables materially and adversely affected by the breach, as described under “Depositor— Closing Date Sale of Receivables.” Similarly, the servicer will be required to purchase or cause to be purchased receivables materially and adversely affected as a result of breaches of certain representations or warranties, or if certain modifications to a receivable are made, as described under “Depositor— Closing Date Sale of Receivables.”

For more details about the representations made about the receivables and CNH Industrial Capital America LLC’s repurchase obligation if these representations are breached, see “Depositor—Closing Date Sale of Receivables.” For more information about when the asset representations reviewer may review certain receivables for compliance with the representations, see “Administrative Information About the Notes—Asset Representations Review.”

Substitutions

The equipment related to a receivable may be replaced with substitute equipment as described under “Servicer—Servicing Procedures.” The most common scenarios in which equipment would be substituted for the equipment originally related to a receivable are when the original equipment related to a receivable is stolen or damaged beyond repair and insurance proceeds are used to replace the stolen or damaged equipment or when the original equipment related to a receivable is faulty or nonfunctioning.

Servicing Fee

So long as New Holland Credit Company, LLC is the servicer, the servicing fee payable to the servicer will accrue at a rate of [1.00]% per annum on the pool balance as of the first day of each collection period. The servicing fee will be paid solely to the extent that there are funds available to pay it as described in “Servicing Matters—Distributions.”

The servicing fee payable to a successor servicer each month, as described in “Servicing Matters—Fees” from the funds described in “Servicing Matters—Distributions,” may be higher than the servicing fee payable to New Holland Credit Company, LLC as the servicer. New Holland Credit Company, LLC as servicer is subject to removal upon specified servicer defaults as described in “Servicer—Servicer Default.”

Events of Default

Any one of the following events will be an event of default for the notes:

•	the trust fails to pay any interest on any Class A Note[, or if no Class A Notes are outstanding, any Class B Note,] within five days after its due date;

•	the trust fails to pay any installment of the principal of any note on its due date;

•	the trust breaches any of its other covenants in the indenture and such breach continues for 30 days after written notice of the breach is given to the trust by the indenture trustee or to the trust and the indenture trustee by the holders of at least 25% of the outstanding principal amount of the notes;

•	the trust fails to correct a breach of a representation or warranty it made in the indenture, or in any certificate delivered in connection with the indenture, that was incorrect in a material respect at the time it was made, for 30 days after written notice of the breach is given to the trust by the indenture trustee or to the trust and the indenture trustee by the holders of at least 25% of the outstanding principal amount of the notes; or

•	the trust becomes bankrupt or insolvent or is liquidated (provided, however, that if such event arises due to an order or decree in an involuntary case, such order or decree remains unstayed and in effect for a period of 60 consecutive days or the trust consents to such order).

After an event of default, the indenture trustee and the noteholders would have various rights and remedies, including the right to accelerate the maturity of the notes and to force a sale of the receivables. Following an acceleration, the priority of distributions would change as described in “Servicing Matters—Distributions.”

These remedies would be exercised collectively and involve voting procedures and requirements that are described in “Description of the Notes—The Indenture—Events of Default; Rights Upon Event of Default.”

Tax Status

In connection with the issuance of the notes, Greenberg Traurig, LLP will render an opinion that for U.S. federal income tax purposes (i) the trust will not be treated as an association or publicly traded partnership taxable as a corporation, and (ii) the notes will be classified as indebtedness (except in the case of notes held by (a) the depositor or any of its affiliates (including, without limitation, the trust, the sponsor and the originator) or (b) any person in whose hands, or in the hands of a predecessor holder, the notes would not be treated in their entirety as indebtedness for U.S. federal income tax purposes under regulations promulgated under Section 385 of the Internal Revenue Code of 1986, as amended (the “Code”)).

For additional information about the application of U.S. federal, state and local tax laws, you should refer to “Material U.S. Federal Income Tax Consequences” and “State and Local Tax Consequences.”

ERISA Considerations

Subject to the considerations discussed under “ERISA Considerations,” the offered notes acquired by persons other than the depositor or its affiliates are eligible for purchase by employee benefit plans.

Legal Investment

The Class A-1 Notes will be structured to be “eligible securities” for purchase by money market funds as defined in paragraph (a)(11) of Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”). There are a number of other requirements under Rule 2a-7 that must be satisfied prior to the purchase of any security, and it is the responsibility solely of the fund and its advisor to determine eligibility and satisfy those requirements.

Certain Investment Company Act Considerations

The trust intends to rely on an exemption from the definition of “investment company” under the Investment Company Act, contained in Rule 3a-7 under the Investment Company Act, although there may be additional exclusions or exemptions available to the trust. The trust is being structured so as not to constitute a “covered fund” for purposes of the Volcker Rule under the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act.

Summary of Risk Factors

The notes are subject to certain risks that you should consider before making a decision to purchase any notes. The risk factors that are material to the notes are summarized below and described in detail under “Risk Factors.” This summary is included to provide an overview of these risks. It does not contain all of the information regarding the risks that you should consider in making your decision to purchase any notes. To understand these risks fully, you should read “Risk Factors” starting on page [13].

Risks relating to the nature of the notes and the structure of the transaction

The notes are subject to risks relating to their nature as asset-backed securities and the structure of the transaction, which could lead to shortfalls in payments or losses on your notes, adversely affect the market value of your notes and/or limit your ability to resell your notes, including:

•	cross-collateralization of financed equipment securing receivables,

•	[in the case of the Class B Notes, subordination to the Class A Notes,]

•	targeted levels of overcollateralization may not be reached or maintained,

•	defaults and/or delinquencies on the receivables,

•	following an event of default, insufficiency of proceeds,

•	[[the market value, liquidity and voting power of notes may be adversely impacted by the unknown initial aggregate principal amount of the notes,]]

•	absence of a secondary market for your notes or an insufficiently liquid secondary market for your notes,

•	issuance of adverse unsolicited ratings from non-hired rating agencies or an adverse change in the ratings on the notes,

•	[prepayments resulting from pre-funding,]

•	[insufficient funds to make payments if a swap terminates,]

•	[rating of the notes being affected by the rating of a swap counterparty,]

•	[risks associated with the unknown allocation of the Class A-2 Notes,]

•	[losses on fixed rate and floating rate notes due to interest rates rising,]

•	[negative SOFR rates would reduce the rate of interest on the Class A-2b Notes,]

•	[SOFR is a relatively new reference rate, which could adversely affect the Class A-2b Notes,]

•	[changes to or elimination of SOFR or benchmark determinations made by the administrator may adversely affect the Class A-2b Notes,] and

•	reduced liquidity of the notes or diluted voting power of noteholders if notes are retained by depositor.

Risks relating to the receivables

The notes are subject to risks relating to the performance of the receivables, which could lead to shortfalls in payments or losses on your notes, adversely affect the market value of your notes and/or limit your ability to resell your notes, including:

•	payment delays or losses due to bankruptcy of an equipment dealer which originated receivables,

•	payment shortfalls and reinvestment and interest rate risks due to prepayments of receivables or refinancing of equipment or required repurchases,

•	[trust being dependent upon CNH Industrial Capital America LLC and CNH Industrial N.V. for additional receivables,]

•	[a pre-funding changes the characteristics of the pool of receivables,]

•	[sponsor does not maintain control of the receivables evidenced by electronic contracts,] and

•	losses due to unenforceability of receivables that fail to comply with laws or changes to laws.

Risks relating to macroeconomic, regulatory and other external factors

The notes are subject to risks relating to the broader economy, legal and regulatory environment and other external factors, which could lead to shortfalls in payments or losses on your notes, adversely affect the market value of your notes and/or limit your ability to resell your notes, including:

•	downturns in general economic conditions, due to global trade policies and agreements (including the imposition of tariffs), global pandemics[, such as the COVID-19 pandemic], weather conditions, natural disasters and other external forces,

•	in the case of the agricultural equipment receivables, government farm programs and policies, commodity market prices, harvest yields, global trade policies and agreements (including the imposition of tariffs), farmland real estate values and the level of farmers’ income and/or cash flow, and

•	legal and regulatory developments affecting the receivables and/or the transaction parties.

Risks relating to the transaction parties

The notes are subject to risks relating to the various transaction parties that are involved in the structuring and ongoing maintenance of the transaction and the offering of the notes, which could lead to shortfalls in payments or losses on your notes, adversely affect the market value of your notes and/or limit your ability to resell your notes, including:

•	ability of servicer to comingle collections with its own funds and use them at its own risk and for its own benefit for a certain period of time,

•	increase of the servicing fee due to termination of servicer,

•	bankruptcy of the originator of receivables, and

•	in the case of receivables evidenced by electronic contracts, lack of a perfected security interest in such receivables held by the trust.

Risk Factors

You should consider the following risk factors in deciding whether to purchase the offered notes.

Risks relating to the nature of the notes and the structure of the transaction

Cross-collateralization may adversely affect the timing and amount of recoveries on the receivables and the payments on the notes.	The financed equipment securing a receivable of an obligor held by the trust may also secure other receivables of the same obligor financed by CNH Industrial Capital America LLC, a limited liability company organized under the laws of Delaware (“CNH Capital”), that may or may not be included in the trust (such an obligor, is referred to as a common obligor). CNH Capital has agreed to subordinate all rights in any equipment included in the trust and has agreed to obtain a similar subordination agreement from any third-party or securitization vehicle to which it may sell any interest in any equipment related to a receivable that has been sold to the trust. As a result, a receivable of a common obligor held by any other securitization vehicle may have a subordinated lien or security interest on the financed equipment securing the receivables of such common obligor in the trust. Actions by the servicer for any other securitization vehicle, or the trustee related to the securities issued by another securitization vehicle, may adversely affect the timing and amount of recoveries by the trust with respect to the receivables held by the trust. These actions include enforcement of the security interest of any other securitization vehicle in the financed equipment securing receivables in the trust if receivables with a common obligor in such securitization vehicle go into default, remedial proceedings in the event of the bankruptcy of the common obligor or application of payments received under receivables. Such actions may adversely affect the timing and amount of recovery by the trust.
[Payments on the Class B Notes are junior to payments on the Class A Notes.]	[If you buy Class B Notes, you will not receive any principal payments until the Class A Notes have been repaid in full. In addition, you will not receive any interest payments on your Class B Notes on any payment date until the full amount of interest then payable on the Class A Notes has been paid. Interest on the Class B Notes will also be subordinated to principal payments on the Class A Notes if the maturity of the notes has been accelerated after an event of default, credit losses erode the aggregate assets of the trust below the then-outstanding principal balance of the Class A Notes or the applicable payment date is the final maturity date of a subclass of the Class A Notes. See “Description of the Notes—Payments of Principal” and “Servicing Matters—Distributions” for details of the priority rules that would apply in these circumstances. In addition, a failure to pay interest due on the Class B Notes will not constitute an event of default while the Class A Notes are outstanding.]
Overcollateralization may not increase as expected.	Overcollateralization is expected to increase to the targeted overcollateralization amount as excess spread is used to pay principal of the notes in an amount greater than the decrease in the pool balance. It is not certain that the targeted overcollateralization amount will be reached or maintained, or that the receivables will generate sufficient collections to pay your notes in full. See “Credit Enhancement — Overcollateralization” for more information.
Defaults on the receivables may cause payment delays or losses and could adversely affect the price of your notes.

You will rely primarily upon collections on the receivables in the trust (issuing entity) for payments on your notes.  Your notes have the benefit of a spread account, overcollateralization and excess spread.  This credit enhancement will cover losses and delinquencies on the receivables up to some level.  However, if the level of receivables losses and/or delinquencies exceeds the available credit enhancement, you may experience delays in payments due to you or may not ultimately receive all interest and principal due to you.  Such defaults or failure of the receivables to perform as anticipated could also adversely affect any credit ratings on the notes, which could limit your ability to resell your notes and/or adversely affect the price of your notes.

Insufficiency of proceeds following an event of default.	The net proceeds of any sale of the receivables or the related financed equipment following an event of default may not cover the principal and interest due on the notes. In addition, until the final scheduled maturity date for a class of notes, the amount of principal required to be paid on the notes of that class is limited to the amount available for the payment. Consequently, the failure to pay principal on a class of notes generally will not result in the occurrence of an event of default until the final scheduled maturity date for that class of notes.

[[The market value, liquidity and voting power of your notes may be adversely impacted by the unknown initial aggregate principal amount of the notes.]]	[[Whether the issuing entity will issue the Base Transaction or the Upsize Transaction is not expected to be known until the day of pricing. The sponsor will make the determination regarding the initial aggregate principal amount of the notes based on, among other considerations, market conditions at the time of pricing. The size of a class of notes may affect liquidity of that class, with smaller classes being less liquid than a larger class may be. In addition, if your class of notes is larger than you expected, then you will hold a smaller percentage of that class of notes and the voting power of your notes will be diluted, which may affect the liquidity of your notes.]]
It may not be possible to find a purchaser for your notes.

The underwriters may assist in resales of the offered notes, but they are not required to do so. A secondary market for the offered notes may not develop. If a secondary market does develop, it might not continue or it might not be sufficiently liquid to allow you to resell any of your notes. In addition, liquidity in the secondary market for the offered notes may be negatively affected by regulatory requirements that impact an underwriter’s, or other brokers and dealers, ability or willingness to publish quotations with respect to the offered notes in the secondary market.

No action is being taken to comply with any risk retention rules in the EEA or the UK (or with any related rules as to disclosure or other matters) and any retention pursuant to Regulation RR shall not comprise a retention of a material net economic interest in the transaction for purposes of any such rules. This may have a limiting effect on the development of any secondary market for the offered notes. See “Requirements for Certain EU Regulated Investors, UK Regulated Investors and their Affiliates” for more information.

Economic conditions or lack of liquidity in the secondary market could limit your ability to resell notes and/or may adversely affect the price of your notes.	From mid-2007 through 2009, events occurred in the global financial market, including the weakened financial condition of several major financial institutions, problems related to subprime mortgages and other financial assets, the devaluation of various assets in secondary markets, the forced sale of asset-backed and other securities by certain investors, and the lowering of ratings on certain asset-backed securities, which caused a significant reduction in liquidity in the secondary market for asset-backed securities outstanding at such time. A recurrence of similar events could limit your ability to resell your notes and/or adversely affect the price of your notes. [In particular, the COVID-19 pandemic, for a limited time, reduced secondary market liquidity for asset-backed securities such as the notes. In addition, the Ukraine-Russia conflict and continuing events in the global financial markets may reduce the secondary market liquidity for asset-based securities such as the notes. There can be no assurance that you will be able to sell your notes at favorable prices or at all if pandemic illness leads to reduced secondary market liquidity.] Your ability to resell your notes may also be adversely affected if economic conditions result in increases in delinquencies by obligors on the receivables, and such increases in delinquencies cause potential purchasers of your notes to become concerned about possible defaults by obligors. Furthermore, general concerns about financial stability in the agricultural and construction industries, as well as general economic concerns about the servicer, may also result in decreased liquidity for your notes. For more information about how illiquidity may impact your ability to resell your notes, see “Risk Factors—It may not be possible to find a purchaser for your notes.”
Risks relating to unsolicited ratings.	Rating agencies not hired to rate the notes may assign unsolicited ratings, which may differ from the ratings assigned by any hired NRSRO. Pursuant to a rule adopted by the SEC aimed at enhancing transparency, objectivity and competition in the credit rating process, the sponsor will make available to each nationally recognized statistical rating organization (an “NRSRO”) not hired to rate the notes the same information that the sponsor and the underwriters provide to a hired NRSRO in connection with determining or maintaining credit ratings on the notes, including information about the characteristics of the underlying receivables and the legal structure of the notes. This could make it easier for non-hired NRSROs to assign ratings to the notes prior to or after the closing date, which ratings could differ from those assigned by any hired NRSROs. We cannot predict the occurrence, timing, or effect of any such ratings actions.
Credit ratings on the notes carry risks.

Investors in the notes should consider that there are risks with respect to credit ratings on asset-backed securities and that such risks apply to an investment in the notes. A rating is not a recommendation to purchase, hold or sell securities, inasmuch as such rating does not comment as to market price or suitability for a particular investor. Ratings of the asset-backed securities generally address the likelihood of the timely payment of interest on, and the ultimate repayment of principal of, the securities pursuant to their terms but are solely the view of the assigning rating agency and are subject to any limitations that such agency may impose. Similar ratings on different types of securities do not necessarily mean the same thing. A rating agency that has assigned a rating to a class of the notes may change or withdraw its rating after the notes are issued if that rating agency believes that circumstances have changed. Any subsequent change in or withdrawal of a rating on any class of the notes by a hired NRSRO will likely affect the price that a subsequent purchaser would be willing to pay for the notes and your ability to resell your notes. A rating assigned by a non-hired NRSRO, or a change in or withdrawal of such a rating by the related non-hired NRSRO could also affect the price that a subsequent purchaser would be willing to pay for the notes and your ability to resell your notes.

Additionally, we note that it may be perceived that a hired NRSRO has a conflict of interest where, as is the industry standard and the case with any rating by a hired NRSRO of the notes, the sponsor pays the fee charged by the hired NRSRO for its rating services.

[Prepayments could result from pre-funding.]	[If the principal amount of eligible receivables purchased or directly originated by CNH Capital during the trust’s pre-funding period, plus other pre-existing eligible receivables, is less than the amount deposited in the trust’s pre-funding account, we will not have sufficient receivables to sell to the trust during the pre-funding period. This would result in a prepayment of principal in an aggregate amount equal to the amount remaining in the pre-funding account at the end of the pre-funding period to the noteholders in the same sequence and proportions that would apply in a normal principal distribution. Any prepayment will shorten the weighted average life of the affected notes. The amount of the offered notes that will be prepaid is not known at this time, but the greater the prepayment, the shorter the weighted average life of the offered notes.]
[The trust may not have sufficient funds to make all required payments on your notes if a swap terminates.]

[The Class A-2b Notes bear interest at a floating rate, while the payments due under the receivables are calculated using stated fixed interest rates. The trust will enter into a swap for the Class A-2b Notes to mitigate the risk associated with an increase in the applicable floating rate that results in the interest payable on such notes exceeding the amount available to make these payments.

No assurance can be made that any amounts will be received under the swap agreement, or that any such amounts that are received will be sufficient to cover certain shortages of funds available on any payment date.

If the swap agreement is terminated while the related notes remain outstanding or the swap counterparty fails to perform its obligations under the swap agreement, the noteholders will be exposed to the risk that the interest rate on the Class A-2b Notes will be greater than the stated fixed rate payable by the trust under the related swap agreement, which could leave the trust without sufficient funds to make all required payments on the notes. To the extent that distributions on the notes depend in part on payments to be received by the indenture trustee under the swap agreement, the ability of the indenture trustee to make such distributions on such notes will be subject to the credit risk of the swap counterparty.

The swap counterparty’s claim for payments other than termination payments will be higher in priority than payments on the notes. The swap counterparty’s claim for certain priority termination payments described under “Servicing Matters—Distributions” will be at the same priority with interest on the Class A Notes. If there is a shortage of funds available on any payment date, you may experience delays and/or reductions in the interest and principal payments on your notes.

Depending on market interest rates prevailing at the time of the termination, termination payments may be due to the trust or to the swap counterparty. The amount of any such termination payments will be based on the actual costs or market quotations of the costs of entering into a similar swap transaction or such other methods as will be required under the swap agreement, and such amount may be positive or negative for the trust. Any such termination payments could, if market interest rates or other conditions have changed materially, be substantial. A payment due to a swap counterparty would be made by the trust out of funds that would otherwise be available to make payments on the notes. To the extent not paid by a replacement swap counterparty, certain priority swap termination payments would be paid from available funds on the same priority level with payments of interest on the Class A Notes, and will reduce the amount of funds available for payments of interest and principal on the notes.

If the swap counterparty fails to make a termination payment owed to the trust, the trust may not be able to enter into a replacement swap agreement and to the extent the interest rate on the floating rate Class A-2b Notes, as applicable, exceeds the applicable stated fixed rate the trust would have been required to pay the related swap counterparty under the related swap agreement, the amount available to pay principal of and interest on the notes will be reduced. If the swap is terminated and no replacement swap is entered into, you may experience delays and/or reductions in the interest and principal payments on your notes.]

[The rating of a swap counterparty may affect the ratings of the notes.]	[A nationally recognized statistical rating organization hired by the sponsor (a “hired NRSRO”) that rates the trust’s notes will consider the provisions of the swap agreement and the rating of the swap counterparty in rating the notes. If a swap counterparty’s credit rating drops below the levels required by a hired NRSRO and a termination event occurs under the swap agreement because the swap counterparty fails to take one of the required corrective actions, that hired NRSRO may place its ratings on the notes on watch or reduce or withdraw its rating on the notes. In these circumstances, ratings on both fixed notes and floating rate notes could be adversely affected.]
[Risks associated with unknown allocation of the Class A-2 Notes.]

[The allocation of the aggregate initial principal amount of the Class A-2 Note between the Class A-2a Notes and the Class A-2b Notes may not be known until the day of pricing and may result in any of a number of possible allocation scenarios, and we cannot predict with certainty what portion of the initial principal amount of the Class A-2 Notes will be allocated to the fixed rate Class A-2a Notes and what portion will be allocated to the floating rate Class A-2b Notes, if any. If the Base Transaction is issued, up to $[           ] (based on the assumed discount rate) may be allocated to the Class A-2b Notes, and if the Upsize Transaction is issued, up to $[           ] (based on the assumed discount rate) may be allocated to the Class A-2b Notes. Investors should not expect further disclosure of these matters prior to their entering into commitments to purchase these classes of Notes.

As the allocated principal amount of the floating rate Class A-2b Notes is increased (relative to the corresponding fixed rate Class A-2a Notes), there will be a greater amount of floating rate securities issued by the issuing entity and therefore the issuing entity will have a greater exposure to increases in the floating rate payable on the floating rate notes.

Because the aggregate amount of Class A-2 Notes is fixed as set forth on the cover of this prospectus, the division of the aggregate Class A-2 principal amount between the Class A-2a Notes and the Class A-2b Notes may result in one of such classes being issued in only a very small principal amount, which may reduce the liquidity of such class of notes.]

[The issuing entity may issue floating rate notes, but the issuing entity will not enter into any interest rate swaps and you may suffer losses on your fixed rate notes or your floating rate notes if interest rates rise.]

[The receivables owned by the issuing entity bear interest at a [fixed rate] while the Class A-2b Notes, if issued, will bear interest at a floating rate based on 30-day average SOFR (or the applicable benchmark) plus the applicable spread. Even if the issuing entity issues floating rate Class A-2b Notes, it will not enter into any interest rate swap or interest rate caps in connection with the issuance of the notes.

If the floating rate notes payable by the issuing entity increases to the point where the amount of interest and principal due on the notes, together with other fees and expenses payable by the issuing entity, exceeds the amount of collections and other funds available to the issuing entity to make such payments, the issuing entity may not have sufficient funds to make payments on the notes. If the issuing entity does not have sufficient funds to make payments, you may experience delays or reductions in the interest and principal payments on your notes.

If market interest rates rise or other conditions change materially after the issuance of the notes, you may experience delays or reductions in interest and principal payments on your notes. The issuing entity will make payments on the floating rate notes out of its generally available funds – not solely from funds that are dedicated to the floating rate notes. Therefore, an increase in interest rates would reduce the amounts available for distribution to holders of all notes, not just the holders of the floating rate notes.]
[Negative SOFR rates would reduce the rate of interest on the Class A-2b Notes.]

[The interest rate to be borne by the Class A-2b Notes will initially be based on a spread over 30-day average SOFR.

Changes in 30-day average SOFR or any benchmark replacement will affect the rate at which the Class A-2b Notes accrue interest and the amount of interest payments on the Class A-2b Notes. To the extent that 30-day average SOFR (or any benchmark replacement) decreases below 0.00% for any interest period, the rate at which the Class A-2b Notes accrue interest for such interest period will be reduced by the amount by which 30-day average SOFR (or such benchmark replacement) is negative, provided that the interest rate on the Class A-2b Notes for any interest period will not be less than 0.00%. A negative benchmark rate could result in the interest rate applied to the Class A-2b Notes decreasing to 0.00% for the related interest period.]

[SOFR is a relatively new reference rate, which could have an adverse effect on the floating rate Class A-2b Notes.]

[SOFR is published by the Federal Reserve Bank of New York (the “FRBNY”), and is intended to be a broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities. The FRBNY notes on its publication page for SOFR that use of SOFR is subject to important limitations and disclaimers, including that the FRBNY may alter the methods of calculation, publication schedule, rate revision practices or availability of SOFR at any time without notice. The FRBNY only began to publish compound averages of SOFR in March 2020.

As of the closing date, the floating rate notes will accrue interest based on 30-day average SOFR, which for each interest period will be based on the average of the SOFR rates for the preceding 30 calendar days, compounded daily on business days. Because 30-day average SOFR is based on an average of daily compounded SOFR rates, the 30-day average SOFR rate on the SOFR Determination Date may not be the same as the daily rate in effect on such determination date. If 30-day average SOFR is not published on any SOFR determination date (including as a result of SOFR having been discontinued), the floating rate notes will bear interest at a rate based on 30-day average SOFR for the first preceding SOFR determination date for which such rate was published on the FRBNY’s website. This rate will remain in effect until (i) the next succeeding SOFR determination date on which 30-day average SOFR can be calculated, if any, or (ii) the administrator adopts an alternative benchmark rate. As such, this rate may not reflect then-current market conditions, or the rate that would apply to investments where interest is set for a longer term. See also “—Changes to or elimination of SOFR or benchmark determinations made by the administrator may adversely affect the floating rate Class A-2b Notes.” At any time that the benchmark is 30-day average SOFR, the administrator, in its sole discretion, will have the ability to make any SOFR adjustment conforming changes, and holders of the notes will not have any right to approve or disapprove of these changes and will be deemed to have waived and released any and all claims against any transaction party relating to any such changes.

Because SOFR is published by the FRBNY based on data received from other sources and depends on interrelated economic, financial and political considerations, none of the transaction parties will have any control over its determination, calculation or publication. We cannot assure you that SOFR will not be discontinued or fundamentally altered in a manner that is materially adverse to the interests of investors in the floating rate notes or the other notes. If the manner in which SOFR is calculated is changed or if SOFR is discontinued, that change or discontinuance may result in a reduction of or an increase in the amount of interest payable by the issuing entity on the floating rate notes and may reduce the price at which the floating rate notes or the other classes of notes could be sold in the secondary market.

Because SOFR is a relatively new rate, the floating rate notes may not have an established trading market when issued, and an established trading market may never develop or may not be liquid. The secondary market for, and the market value of, the floating rate notes will be affected by a number of factors, including the manner in which SOFR is determined, calculated and published, the development of SOFR-based market conventions, broad acceptance of SOFR in the capital markets, the anticipated and actual level and direction of interest rates, the variable rate of interest payable on the floating rate notes, potential volatility of SOFR, the time remaining to the maturity of the floating rate notes, the principal amount of the floating rate notes and the availability of comparable instruments. Investors in the floating rate notes may not be able to sell such notes at all or may not be able to sell such notes at prices that will provide them with a yield comparable to similar investments that have a developed secondary market, and may consequently suffer from increased pricing volatility and market risk.

The FRBNY began to publish SOFR in April 2018. Although the FRBNY has also published historical indicative SOFR going back to 2014, such prepublication historical data inherently involves assumptions, estimates and approximations. Investors should therefore not rely on any historical changes or trends in SOFR as an indicator of the future performance of SOFR during the term of the floating rate notes. Historical interest rates are not necessarily indicative of future interest rates and actual interest rates may be lower than anticipated.

In addition, market participants may not consider SOFR a suitable replacement or successor for all of the purposes for which U.S. dollar LIBOR historically has been used (including, without limitation, as a representation of the unsecured short-term funding costs of banks), which may lessen market acceptance of SOFR. Any failure of SOFR to gain market acceptance could adversely affect the return on and value of the floating rate notes and the price at which investors can sell the floating rate notes in the secondary market.  In addition, if SOFR does not prove to be widely used as a benchmark in securities that are similar or comparable to the floating rate notes, the trading price of the floating rate notes may be lower than those of securities that are linked to rates that are more widely used. Similarly, market terms for floating rate debt securities linked to SOFR, such as the spread over the base rate reflected in interest rate provisions or the manner of compounding the base rate, may evolve over time, and trading prices of the floating rate notes may be lower than those of later-issued SOFR-based debt securities as a result. Investors in the floating rate notes may not be able to sell the floating rate notes at all or may not be able to sell the floating rate notes at prices that will provide them with a yield comparable to similar investments that have a developed secondary market, and may consequently suffer from increased pricing volatility and market risk.

Investors in the floating rate notes should carefully consider the foregoing uncertainties prior to purchasing those notes. In general, events related to SOFR and alternative reference rates may adversely affect the liquidity, market value and yield of the floating rate notes.]

[Changes to or elimination of SOFR or benchmark determinations made by the administrator may adversely affect the floating rate Class A-2b Notes.]

[The FRBNY publishes SOFR based on data received by it from sources other than the indenture trustee, the paying agent, the sponsor, the depositor or the issuing entity, and none of the indenture trustee, the paying agent, the sponsor, the depositor or the issuing entity has control over the FRBNY’s calculation methods, publication schedule, or rate revision practices or the availability of SOFR at any time. There can be no guarantee, particularly given its relatively recent introduction, that SOFR will not be discontinued or fundamentally altered in a manner that is materially adverse to the interests of investors in the floating rate notes or any other class of notes. If the manner in which SOFR is calculated is changed, that change may result in a reduction in the amount of interest payable on the floating rate notes and in the trading prices of the floating rate notes.

In certain circumstances, as described under “Description of the Notes—Payments of Interest—Effect of Benchmark Transition Event”, if the administrator has determined prior to the relevant reference time that a benchmark transition event and its related benchmark replacement date have occurred, the benchmark may cease to be based upon 30-day average SOFR, and instead be based upon the applicable benchmark replacement.

If the administrator determines that a benchmark transition event and its related benchmark replacement date have occurred in respect of 30-day average SOFR, then the interest rate of the floating rate notes will no longer be determined by reference to 30-day average SOFR, but instead will be determined by reference to the benchmark replacement. The alternative rate of interest on the floating rate notes will be determined pursuant to a prescribed order described under “Description of the Notes—Payments of Interest—Effect of Benchmark Transition Event”. In addition, the administrator will be authorized to make benchmark replacement conforming changes if appropriate. If a particular benchmark replacement or related benchmark replacement adjustment cannot, in the sole discretion of the administrator, be determined (including because such benchmark replacement or related benchmark replacement adjustment is deemed not to be administratively feasible), then the next-available benchmark replacement or related benchmark replacement adjustment will apply.

The determination of a benchmark replacement, the calculation of the interest rate on the floating rate notes by reference to a benchmark replacement (including the application of a benchmark replacement adjustment), any implementation of benchmark replacement conforming changes and any other determinations, decisions or elections that may be made under the terms of the floating rate notes in connection with a benchmark transition event, could adversely affect the value of the floating rate notes, the return on the floating rate notes and the price at which floating rate noteholders can sell such floating rate notes.

Additionally, the issuing entity cannot anticipate how long it will take to develop the systems and processes necessary to adopt a specific benchmark replacement, which may delay and contribute to uncertainty and volatility surrounding any benchmark transition.

The administrator will have significant discretion with respect to certain elements of the benchmark determination process and benchmark replacement process, including making any SOFR adjustment conforming changes, determining whether a benchmark transition event and its related benchmark replacement date have occurred, determining which related benchmark replacement is available, determining the earliest practicable index determination date for using the related benchmark replacement, determining related benchmark replacement adjustments (if not otherwise determined by the applicable governing bodies or authorities) and making related benchmark replacement conforming changes (including potential changes affecting the business day convention and index determination date). Holders of the notes will not have any right to approve or disapprove of these changes or determinations and will be deemed to have waived and released any and all claims against any transaction party relating to any such changes or determinations. If the administrator, in its sole discretion, determines that an alternative benchmark is not administratively feasible, including as a result of technical, administrative or operational issues, then such alternative benchmark will be deemed to be unable to be determined as of such date. The administrator may determine an alternative to not be administratively feasible even if such rate has been adopted by other market participants in similar products and any such determination may adversely affect the return on the floating rate notes and the trading market and the value of the floating rate notes.

We cannot predict if SOFR will be eliminated, or, if changes are made to SOFR, the effect of those changes. In addition, the issuing entity cannot predict what alternative index would be available or chosen, should this occur. If SOFR in its current form does not survive or if an alternative index is chosen, payments on, and the market value and/or liquidity of, the floating rate notes could be adversely affected.]

Retention of any notes by the depositor or an affiliate of the depositor may reduce the liquidity of those notes.	Notes may be retained by the depositor or one or more other majority-owned affiliates of CNH Capital, including, if necessary, to satisfy the credit risk retention obligations of CNH Capital described under “Credit Risk Retention.” If any notes of a class are retained by the depositor or an affiliate of the depositor, the market for that class of notes may be less liquid than would otherwise be the case. In addition, if any retained notes are subsequently sold in the secondary market, demand and market price for notes already in the market could be adversely affected. Additionally, if any retained notes are subsequently sold in the secondary market, the voting power of the noteholders of the outstanding notes may be diluted.
Risks relating to the receivables
Bankruptcy of an equipment dealer may cause payment delays or losses.

A substantial portion of the receivables [were][or will be] originated by equipment dealers and purchased by CNH Capital. A portion of those receivables provide for recourse to the originating dealer for defaults by the obligors (in some cases through repurchase requirements). See “Origination of Receivables—Dealer Agreements.”

In the event of a dealer’s bankruptcy, a creditor, the bankruptcy trustee of the dealer or the dealer itself might assert that the sales of receivables to CNH Capital are loans to the dealer. Such an assertion could result in payment delays and, if successful, losses on the affected receivables.

The transfers of receivables from CNH Capital to us and from us to the trust are intended to reduce the possibility that cash flows from the receivables will be subject to claims other than the rights of investors in the securities issued by the trust and of the parties to the applicable transaction agreements.

Prepayments of receivables or refinancing of equipment could result in payment shortfalls.

The receivables are subject to voluntary prepayment. Prepayments may also result in connection with a servicer modification of a receivable. In addition, an obligor may refinance equipment related to a receivable, which would result in a prepayment in full of the trust’s receivable. Upon any prepayment in full of a receivable, the contract value of that receivable will be reduced to zero, and the contract value of that receivable will be added to the amount of principal to be paid on the notes on the related payment date. However, some receivables have contract values that are greater than their outstanding principal balances. When a receivable of this type is prepaid, the principal collected through the prepayment will be less than the resulting increase in the targeted principal distribution by an amount roughly equal to the excess of the receivable’s contract value over its outstanding principal balance immediately prior to the prepayment, which could lead to a cash flow shortfall that could result in delays and/or reductions in the interest and principal payments on your notes. See “Description of the Notes—Payments of Principal.”

In addition, all of the [initial] receivables in the trust that accrue interest will be simple interest receivables. Under simple interest receivables, if an obligor pays a fixed periodic installment early, the portion of the payment applied to reduce the unpaid balance will be greater than the reduction if the payment had been made as scheduled, and the final payment will be reduced accordingly. As a result, the contract value of the receivable, at any time, may be greater than its principal balance. Upon final payment (including prepayment in full) of the receivable, principal collected through that final payment will be less than the resulting increase in the targeted principal distribution, which could lead to a cash flow shortfall that could result in delays and/or reductions in the interest and principal payments on your notes.

[To the extent necessary to maintain the initial credit ratings on the notes, funds may be deposited in the trust’s principal supplement account each time that the trust buys additional receivables during the pre-funding period. Those funds, if any, are intended to make up for potential cash flow shortfalls of the type described in the two preceding paragraphs. On each payment date, any funds on deposit in the principal supplement account will be withdrawn to cover shortfalls in distributions of interest and principal on the notes (after giving effect to any withdrawal to be made from the spread account on that payment date). However, in many cases, no deposit is required to be made into the principal supplement account, and in the event of a required deposit, such amount may be less than the maximum aggregate potential shortfalls of the type described in the two preceding paragraphs. You might not receive ultimate payment in full of all amounts due under your notes if the amount of the shortfalls exceeds the amount of the deposits and other available credit enhancement and excess collections available to make up for the shortfalls.]

You will bear the reinvestment risk and other interest rate risk if receivables are prepaid, repurchased or extended.

The principal payment on the notes on any payment date will depend mostly upon the amount of collections received on the trust’s receivables during the prior calendar month or, in the case of the initial payment date, during the period from the day after the [initial] cutoff date to the end of the calendar month preceding the initial payment date. As a result, the rate at which payments on the receivables are received will affect the rate at which principal is paid on the notes. Each receivable has a fixed payment schedule, but the actual rate at which payments are received may vary from that schedule for a number of reasons.

☐      Receivables may be voluntarily prepaid, in full or in part, including in connection with refinancings or servicer modifications to the receivables, or obligors may be required to prepay receivables as a result of defaults, casualties to the related equipment, death of an obligor or other reasons. Based on its experience with similar receivables, the servicer expects that a substantial portion of the receivables will be repaid prior to their contractual maturity dates. However, prepayment rates may be influenced by a variety of factors, and we cannot predict them with any certainty.

☐      We, CNH Capital or the servicer of the receivables may be required to repurchase one or more receivables from the trust. In that case, the repurchase price received by the trust will be treated like a prepayment of the receivable. This would happen if we, at the time we sell receivables to the trust, or CNH Capital, at the time it sold receivables to us, made inaccurate representations about a receivable or the servicer violated specified servicing obligations or made certain modifications to a receivable.

☐      CNH Capital may purchase all of the trust’s receivables after they have paid down to 10% of their aggregate principal balance as of the [applicable] cutoff date at the time they were transferred to the trust. In this case, the purchase price received by the trust will be treated like a prepayment of the remaining receivables.

Each prepayment, repurchase or purchase will shorten the average life of the notes. On the other hand, the payment schedule under a receivable may be extended or revised by the servicer as discussed under “Servicer—Servicing Procedures,” which may lengthen the average life of the notes.

You will bear any reinvestment risks resulting from a faster or slower rate of prepayment, repurchase or extension of receivables held by the trust. If you purchase a note at a discount, you should consider the risk that a slower than anticipated rate of principal payments on your note could result in an actual yield that is less than the anticipated yield. Conversely, if you purchase a note at a premium, you should consider the risk that a faster than anticipated rate of principal payments on your note could result in an actual yield that is less than the anticipated yield.

[The trust is dependent upon CNH Capital and CNH N.V. for additional receivables.]	[The trust will not be able to purchase receivables from us during the pre-funding period unless CNH Capital has or generates eligible receivables which it is able to transfer to us. CNH Capital’s ability to generate receivables depends primarily upon sales of agricultural, construction and other equipment manufactured or distributed by CNH Industrial N.V. (“CNH N.V.”) or its subsidiaries. If, during the pre-funding period, CNH N.V. or its subsidiaries were to temporarily or permanently stop manufacturing or distributing agricultural, construction and other equipment, the rate of sales of agricultural, construction and other equipment manufactured or distributed by CNH N.V. or its subsidiaries would decrease. This would adversely affect our ability to sell receivables to the trust. CNH N.V.’s and its subsidiaries’ use of manufacturer’s rebates and other incentive programs may also affect retail sales, and neither we nor the trust have any control over CNH N.V.’s or its subsidiaries’ future use of those incentives.]
[Characteristics of the pool of receivables may change due to pre-funding.]	[There will be no required characteristics of the receivables transferred to the trust during the pre-funding period, except that each additional receivable must satisfy the eligibility criteria specified in the sale and servicing agreement among us, the servicer and the trust at the time of its addition. Additional receivables may be originated at a later date using credit criteria different from those that were applied to the initial receivables and may be of a different credit quality and seasoning. However, the origination credit criteria with respect to any additional receivable will not vary materially from the origination credit criteria that are disclosed in this prospectus. In addition, following the transfer of subsequent receivables to the trust, the characteristics of the entire receivables pool, including the composition of the receivables, the distribution by receivable type, annual percentage rate, [advance rate,] equipment type (including the composition of new and used equipment), payment frequency and current statistical contract value and the geographic distribution, may vary from those of the initial receivables. Since the weighted average life of the notes will be influenced by the rate at which the principal balances of the receivables are paid, some of these variations will affect the weighted average life of the notes. However, the trust will not purchase any receivables that have a remaining term in excess of [ ] months or any receivables that would cause the weighted average original term of the receivables in the trust to be greater than [ ] months. These requirements are intended to minimize the effect of the addition of subsequent receivables on the weighted average life of the notes. In addition, after each transfer of receivables to the trust, not more than [ ]% of the contract value of the receivables in the trust will represent [construction] equipment receivables.]
[If the sponsor does not maintain control of the receivables evidenced by electronic contracts, the trust may not have a perfected security interest in those receivables.]

[As described in this prospectus, some receivables may be originated electronically through third-party software that captures signatures electronically and subsequently vaults the “authoritative copy” (as such term is used in Section 9-105 of the UCC) using a third-party electronic vaulting system. Both of these technology systems are designed to enable the sponsor to perfect its interest in the receivables evidenced by electronic contracts by satisfying the requirements for “control” of electronic chattel paper (as such term is used in Section 9-105 of the UCC).

It is possible, however, that another person could acquire an interest in an electronic contract that is superior to the sponsor’s interest (and accordingly, the trust’s interest). This could occur if the sponsor ceases to have “control” over the electronic contract that is maintained by the sponsor or on behalf of the sponsor and another party purchases that electronic contract (without knowledge that such purchase violates the sponsor’s rights in the electronic contract) and obtains “control” over the electronic contract. The sponsor also could lose control over an electronic contract if through fraud, forgery, negligence or error, or as a result of a computer virus or a failure of or weakness in the third-party electronic vaulting system, as applicable, a person other than the sponsor were able to modify or duplicate the authoritative copy of the contract.

Although the sponsor will perfect its assignment of its interest in the electronic contracts to the trust and the indenture trustee by filing financing statements, the fact that the sponsor’s interest in the receivables may not be perfected by control may affect the priority of the trust’s interest in the receivables. The trust’s interest in the receivables could be junior to another party with a perfected security interest in the inventory of the originating dealer.

There can be no assurances that any third-party technology system will perform as represented to the sponsor in maintaining the systems and controls required to provide assurance that the sponsor maintains control over an electronic contract. In that event, there may be delays in obtaining copies of the electronic contract or confirming ownership and control of the electronic contract.

Finally, the law governing the perfection of interests in electronic contracts by control is relatively recent. As a result, there is a risk that the systems employed by the sponsor to maintain control of the electronic contracts may not be sufficient as a matter of law to give the sponsor (and accordingly, the trust) a perfected interest in the receivables evidenced by electronic contracts.

As a result of the foregoing, the sponsor (and accordingly, the trust) may not have a perfected interest in certain receivables or its interest, although perfected, could be junior to that of another party. Either circumstance could affect the sponsor’s ability on behalf of the trust to receive payments on the receivables and to repossess and sell the underlying financed equipment. Therefore, you may be subject to delays in payment on your notes and you may incur losses on your investment in the notes.]

Receivables that fail to comply with laws, or changes to laws, may be unenforceable, which may result in losses on your investment.

Each of the depositor and CNH Capital will make representations and warranties relating to the receivables’ compliance with law and the enforceability of the related contracts. If there is a breach of any of these representations or warranties that materially and adversely affects the interests of the securityholders in the related receivable, the trust’s sole remedy will be to require the depositor and CNH Capital to repurchase the affected receivable.

Certain governmental authorities, including United States federal, state or local governments, could pass laws or implement regulations that modify rights and obligations under existing agreements or prohibit or limit the exercise of contractual rights, which occurred in response to the COVID-19 pandemic in certain jurisdictions. These types of efforts, to the extent they occur, could directly impact agricultural and construction equipment receivables and negatively impact cashflows on the notes.

Risks relating to macroeconomic, regulatory and other external factors
[The return on your notes could be reduced by external factors including commodity market prices, harvest yields, government programs and pandemic illness.]	[Delinquencies, repossessions and net losses on the agricultural equipment receivables may also be affected by government farm programs and policies, commodity market prices, harvest yields, global trade policies and agreements (including the imposition of tariffs), farmland real estate values, the level of farmers’ income and/or cash flow and pandemic illness. The effect of government actions, market conditions, pandemic illness and other related factors on the performance of the receivables is unclear, but there may be an adverse effect on general economic conditions, consumer confidence and general market liquidity. Investors should consider the possible effects on delinquency, default and prepayment experience of the receivables.]
The return on your notes could be reduced by shortfalls due to weather conditions, natural disasters and other external factors.

Poor, severe or unusual weather conditions, along with natural disasters, caused by climate change or other factors, and fires, are highly uncertain and will be driven by the circumstances developing in various geographical regions and could cause substantial business disruptions, economic losses, unemployment and/or an economic downturn. These may include long-term changes in temperature and water availability. As a result, the related obligors’ ability to make payments on the receivables could be adversely affected. The trust’s ability to make payments on the notes could be adversely affected if the related obligors were unable to make timely payments.

The effect of weather conditions, natural disasters, fires and other external factors on the performance of the receivables is unclear, but there may be an adverse effect on general economic conditions, consumer confidence and general market liquidity. Investors should consider the possible effects on delinquency, default and prepayment experience of the receivables.

The return on the offered notes could be reduced by shortfalls due to military action.

The Servicemembers Civil Relief Act and similar state legislation may limit the interest payable on a receivable during the obligor’s period of active military duty, including reservists or national guard members, and for a limited time thereafter. This legislation could adversely affect the ability of the servicer to collect full amounts of interest on a receivable as well as to foreclose on an affected receivable during and after the obligor’s period of active military duty, including reservists or national guard members. This may result in delays and losses in payments to holders of the notes. Because this legislation applies to obligors who enter military service after origination, no information can be provided as to the number of receivables that may be affected by the legislation. If an obligor’s obligation to make payments is reduced, adjusted or extended, the servicer will not be required to advance such amounts. Any resulting shortfalls in interest or principal will reduce the amount available for distribution on the notes. See “Legal Aspects of the Receivables—Servicemembers Civil Relief Act.”

The effect of any current or future military action by or against the United States, as well as any future terrorist attacks, on the performance of the receivables is unclear, but there may be an adverse effect on general economic conditions, consumer confidence and general market liquidity. Investors should consider the possible effects of such occurrences on delinquency, default and prepayment experience of the receivables.

Depositor or its affiliate may sell any retained interests if the risk retention regulations are amended, repealed or otherwise do not require such retention.	If the risk retention regulations in Regulation RR are amended, repealed or otherwise no longer require risk retention by sponsors of securitization transactions as described under “Credit Risk Retention,” the depositor and its affiliates may become permitted to sell or hedge those interests without the restrictions set forth in such section, and this may be at a time earlier than the time described in such section as the time when such interests may be sold or hedged in accordance with Regulation RR.
[Variations in economic and other factors may reduce the rate of creation of additional receivables.]	[The ability of dealers financed by CNH Capital to sell agricultural, construction and other equipment and generate eligible receivables through those sales is affected by the general level of activity in the agricultural, construction and other related industries, including the rate of North American agricultural production and demand, weather conditions, commodity prices, consumer confidence, government subsidies for the agricultural sector, interest rates, prevailing levels of construction (especially housing starts) and levels of total industry capacity and equipment inventory. We have no basis to predict whether or to what extent these factors will affect the level of sales of agricultural, construction and other equipment.]
Federal financial regulatory reform could have a significant effect on the servicer, the sponsor, the depositor or the trust.	The sponsor and its subsidiaries are highly regulated by governmental authorities, which can impose significant additional costs and/or restrictions that affect the origination, servicing and securitization of receivables by the sponsor and its subsidiaries, as applicable. Future regulations may substantially affect the origination, servicing and securitization of receivables by the sponsor and its subsidiaries, as applicable.
Risks relating to the transaction parties
Servicer may not be required to deposit collections into collection account until the business day proceeding the payment date.	If New Holland Credit Company, LLC, a limited liability company organized under the laws of the state of Delaware (“New Holland Credit”), satisfies certain requirements for monthly remittances as described in this prospectus, then so long as New Holland Credit is the servicer and provided that there exists no servicer default; and each other condition to making deposits less frequently than daily as may be specified by a hired NRSRO or set forth herein is satisfied, the servicer will not be required to deposit such amounts into the collection account until on or before the business day preceding the payment date in the month following the month in which the funds were received. Pending deposit into the collection account, collections may be invested by the servicer at its own risk and for its own benefit, and will not be segregated from funds of the servicer. If the servicer were unable to remit these funds, noteholders could incur losses. See “Servicer—Collections and Accounts.”
If the servicer is terminated, the servicing fee may increase.	If New Holland Credit is terminated as servicer and another entity becomes the successor servicer, the servicing fee paid to the successor servicer may exceed the servicing fee to which New Holland Credit, as servicer, would have otherwise been entitled to receive and the fee will be paid at a higher priority in the waterfall prior to any distributions on the notes for the related payment date. If a successor servicer has replaced New Holland Credit as servicer, an increase in the servicing fee payable to the successor servicer will reduce the amount of funds that would otherwise be available to pay the noteholders. See “Servicing Matters—Fees” and “Servicing Matters—Distributions.”
Bankruptcy of CNH Capital may cause payment delays or losses.

CNH Capital will sell receivables to us. We intend to structure [this][these] transfer[s] in a manner designed to ensure that [it is][they are] treated as [a] “true sale[s],” rather than [a] secured loan[s]. However, a court could conclude that CNH Capital effectively still owns the receivables supporting the securities. This could happen if a court presiding over a bankruptcy were to conclude either that the transfer[s] referred to above [was][were] not [a] “true sale[s]” or that the bankrupt party and the owner of the receivables should be treated as the same person for bankruptcy purposes. If this were to occur, then you could experience delays or reductions in payments as a result of:

☐     the automatic stay which prevents creditors from exercising remedies against a debtor in bankruptcy without permission from the court and provisions of the U.S. Bankruptcy Code that permit substitution of collateral;

☐      tax or government liens on CNH Capital’s property that arose prior to the transfer of a receivable to the trust having a right to be paid from collections before the collections are used to make payments on the notes; or

☐      the fact that the trust might not have a perfected interest in (a) some equipment subject to certificate of title statutes or (b) any cash collections on the receivables held by the servicer at the time that a bankruptcy proceeding begins. See “Servicer—Collections and Accounts” for a description of the time the servicer is allowed to commingle collections with its funds.

If CNH Capital does not maintain control of the receivables evidenced by electronic contracts, the trust may not have a perfected security interest in those receivables.

As described in this prospectus, some receivables may be originated electronically through third-party software that captures signatures electronically and subsequently vaults the “authoritative copy” (as such term is used in Section 9-105 of the UCC) using a third-party electronic vaulting system. Both of these technology systems are designed to enable CNH Capital to perfect its interest in the receivables evidenced by electronic contracts by satisfying the requirements for “control” of electronic chattel paper (as such term is used in Section 9-105 of the UCC).

It is possible, however, that another person could acquire an interest in an electronic contract that is superior to CNH Capital’s interest (and accordingly, the trust’s interest). This could occur if CNH Capital ceases to have “control” over the electronic contract that is maintained by CNH Capital and another party purchases that electronic contract (without knowledge that such purchase violates CNH Capital’s rights in the electronic contract) and obtains “control” over the electronic contract. CNH Capital also could lose control over an electronic contract if through fraud, forgery, negligence or error, or as a result of a computer virus or a failure of or weakness in the third-party electronic vaulting system, as applicable, a person other than CNH Capital were able to modify or duplicate the authoritative copy of the contract.

Although CNH Capital will perfect its assignment of its interest in the electronic contracts to the trust and the indenture trustee by filing financing statements, the fact that CNH Capital’s interest in the receivables may not be perfected by control may affect the priority of the trust’s interest in the receivables. The trust’s interest in the receivables could be junior to another party with a perfected security interest in the inventory of the originating dealer.

There can be no assurances that any third-party technology system will perform as represented to CNH Capital in maintaining the systems and controls required to provide assurance that CNH Capital maintains control over an electronic contract. In that event, there may be delays in obtaining copies of the electronic contract or confirming ownership and control of the electronic contract.

Finally, the law governing the perfection of interests in electronic contracts by control is relatively recent. As a result, there is a risk that the systems employed by CNH Capital to maintain control of the electronic contracts may not be sufficient as a matter of law to give CNH Capital (and accordingly, the trust) a perfected interest in the receivables evidenced by electronic contracts.

As a result of the foregoing, CNH Capital (and accordingly, the trust) may not have a perfected interest in certain receivables or its interest, although perfected, could be junior to that of another party. Either circumstance could affect the servicer’s ability on behalf of the trust to receive payments on the receivables and to repossess and sell the underlying financed equipment. Therefore, you may be subject to delays in payment on your notes and you may incur losses on your investment in the notes.

Summary of Deposits to and Withdrawals from Accounts(1)(2)

(1)	This chart provides only a simplified overview of the distribution of available collections and other available funds on each payment date when no event of default and acceleration of the notes has occurred. Please refer to this prospectus for a further description, including with respect to amounts payable under each item identified in the waterfall.

(2)	See “Servicing Matters—Distributions” for additional details and for special priority rules that would apply after an event of default and acceleration of the notes.

Affiliations Among Transaction Parties

The following descriptions of the transaction parties summarize certain parts of the transaction documents to which they are parties, including the trust agreement, the indenture, the administration agreement and the asset representations review agreement, but are not complete descriptions of these agreements. For more details about the transaction documents, you should read the forms of the transaction documents that are included as exhibits to the registration statement filed with the SEC that includes this prospectus.

As described in the disclosure below relating to the sponsor, the servicer (which also acts as administrator) and us (the depositor), these entities are all affiliates and engage in transactions with each other involving securitizations of assets similar to the receivables, including public offerings and private placements of asset-backed securities. Also, we will initially hold the certificates issued by the trust, so the trust might be considered our affiliate and an affiliate of the sponsor and the servicer. The transactions among us and our affiliates that are material to investors relate to the securitization activities described in this prospectus, and those transactions are described throughout this prospectus. The nature of the affiliations among the sponsor, the servicer and us is illustrated in the chart below.

In the ordinary course of business from time to time, CNH Capital and its affiliates have business relationships and agreements with the trustee, the indenture trustee and the asset representations reviewer and their affiliates, including commercial banking and corporate trust services, committed credit facilities, underwriting agreements, hedging agreements, investment and financial advisory services, due diligence services and securitization services, all on arm’s length terms and conditions.

Ownership of Transaction Parties Included in the CNH
Industrial Capital LLC Affiliated Group

The parties acting as indenture trustee or trustee and their respective affiliates may, from time to time, engage in arm’s-length transactions with us, the sponsor or the servicer or our affiliates, which are distinct from their respective role as indenture trustee or trustee.

Issuing Entity

The issuing entity will be a trust formed under Delaware law pursuant to a trust agreement between us and the trustee. The trust will possess only the following property:

•	receivables and related collections;

•	bank accounts established for the trust;

•	security interests in the equipment financed under the receivables;

•	any property obtained in a default situation under those security interests;

•	[Net Swap Receipts and swap termination payments from a swap counterparty;]

•	rights to proceeds from certain insurance policies covering equipment financed under the receivables or obligors on the receivables (to the extent not used to purchase substitute equipment); and

•	our interest in any proceeds from recourse to dealers on receivables.

The trust’s fiscal year-end is December 31 of each year and its principal offices are initially in [Wilmington, Delaware], in care of [Wilmington Trust Company], as trustee, at the address listed below under “The Trustee and the Indenture Trustee—The Trustee,” and may in the future be at such address as the trustee designates in a written notice to the depositor.

The following table illustrates the capitalization of the trust as of [     ], 20[     ], as if [the issuance and sale of the notes had taken place on that date][[the Base Transaction had been issued on that date1]]:

Class A-1 [ ]% Asset Backed Notes	$[ ]
Class A-2[a] [ ]% Asset Backed Notes	$[ ]
[Class A-2b Floating Rate Asset Backed Notes[2]]	$[ ][[3]]
Class A-3 [ ]% Asset Backed Notes	$[ ]
Class A-4 [ ]% Asset Backed Notes	$[ ]
[Class B [ ]% Asset Backed Notes]	$[ ]
Total	$[ ]

[[1]]	[[These amounts are based on an assumed discount rate used to calculate the assumed initial contract value. The aggregate principal amount of the notes offered hereby if the Base Transaction is issued will be determined based on the Specified Discount Factor set at the time the interest rates on the notes are determined. The final principal amount of each class of the notes at the time of issuance will be an amount that is no more than 5% in excess of, or less than, the amounts stated herein.]]

[2]	[The allocation of the initial principal amount between the Class A-2a Notes and the Class A-2b Notes will be determined no later than the day of pricing. The amount allocated may be entirely to the Class A-2a Notes, or a partial allocation to each of the Class A-2a Notes and Class A-2b Notes. In the event that the entire initial principal amount is allocated to the Class A-2a Notes, then the issued notes would be called the Class A-2 Notes. Interest on the Class A-2b Notes initially accrues at a per annum rate of 30-day average SOFR + [ ]%. If the sum of 30-day average SOFR (or the applicable benchmark) and such spread is less that 0.00% for any interest period, then the interest rate for the Class A-2b Notes for such interest period will be deemed to be 0.00%.]

[[3]]	[[If the Base Transaction is issued, up to $[ ] (based on the assumed discount rate) may be allocated to the Class A-2b Notes.]]

[[The following table illustrates the capitalization of the trust as of [ ], 20[ ], as if the Upsize Transaction had been issued on that date1:

Class A-1 [ ]% Asset Backed Notes	$[ ]
Class A-2[a] [ ]% Asset Backed Notes	$[ ]
[Class A-2b Floating Rate Asset Backed Notes[2]]	$[ ][3]
Class A-3 [ ]% Asset Backed Notes	$[ ]
Class A-4 [ ]% Asset Backed Notes	$[ ]
[Class B [ ]% Asset Backed Notes]	$[ ]
Total	$[ ]

1	These amounts are based on an assumed discount rate used to calculate the assumed initial contract value. The aggregate principal amount of the notes offered hereby if the Upsize Transaction is issued will be determined based on the Specified Discount Factor set at the time the interest rates on the notes are determined. The final principal amount of each class of the notes at the time of issuance will be an amount that is no more than 5% in excess of, or less than, the amounts stated herein.

[2]	[The allocation of the initial principal amount between the Class A-2a Notes and the Class A-2b Notes will be determined no later than the day of pricing. The amount allocated may be entirely to the Class A-2a Notes, or a partial allocation to each of the Class A-2a Notes and Class A-2b Notes. In the event that the entire initial principal amount is allocated to the Class A-2a Notes, then the issued notes would be called the Class A-2 Notes. Interest on the Class A-2b Notes initially accrues at a per annum rate of 30-day average SOFR + [ ]%. If the sum of 30-day average SOFR (or the applicable benchmark) and such spread is less that 0.00% for any interest period, then the interest rate for the Class A-2b Notes for such interest period will be deemed to be 0.00%.]

[3]	[If the Upsize Transaction is issued, up to $[ ] (based on the assumed discount rate) may be allocated to the Class A-2b Notes.]

]]

After its formation, the trust will not engage in any activity other than:

•	acquiring, holding and managing the receivables, [the pre-funding account,] the certificate distribution account, other trust bank accounts and the other assets of the trust and proceeds therefrom,

•	issuing the notes offered under this prospectus [and any other [notes] [and][or] [certificates] identified in this prospectus],

•	making payments on the notes and the certificates,

•	[making payments pursuant to the swap agreement[s] described in this prospectus,] and

•	engaging in other activities that are necessary, suitable or convenient to accomplish the foregoing or are incidental thereto or connected therewith.

The trust agreement, including the preceding permitted activities, may be amended as described in “Amendments” below. Notwithstanding the preceding, the permitted activities may not be significantly amended without the consent of the noteholders, other than us and our affiliates as noteholders, evidencing not less than a majority in principal amount of the outstanding notes held by parties exclusive of us and our affiliates.

The trustee, each certificateholder, the indenture trustee and each noteholder, will agree that they will not at any time institute against us or the trust, or join in any institution against us or the trust of, any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings, or other proceedings under any federal or state bankruptcy or similar law in connection with any obligations relating to the trust certificates, the notes or any of the transaction documents. However, we, the servicer and the indenture trustee are not prohibited from filing any claim or taking any action with respect to any insolvency proceeding that was instituted against the trust by any person other than such party.

The servicer will have limited discretionary authority with respect to the receivables as described under “Servicer—Servicing Procedures” below. [In addition to the notes and certificates, the trust is also obligated to make net swap payments and swap termination payments pursuant to the [applicable] swap agreement[s].]

New Holland Credit will enter into an administration agreement with the trust, the trustee and the indenture trustee under which New Holland Credit will act as administrator for the trust. In addition, the administrator will perform the calculations, and prepare for execution by the trust or the trustee or will cause the preparation by other appropriate persons of all documents, reports, filings, instruments, certificates and opinions, as it is the duty of the trust or the trustee to perform, prepare, file or deliver pursuant to the indenture and the other transaction agreements, and at the request of the trustee will take all appropriate action that it is the duty of the trust or the trustee to take pursuant to the indenture and the other transaction agreements. The trustee will remain responsible for timely providing us with information relating to the trustee that we are required to include in our periodic filings under the Exchange Act. The administrator will not take any action that it determines in its reasonable judgment to be non-ministerial unless within a reasonable time before the taking of such action the administrator has notified the trustee of the proposed action and the trustee has not withheld consent or provided an alternative direction. As compensation for the performance of the administrator’s obligations under the administration agreement and as reimbursement for its related expenses, the administrator will be entitled to a quarterly administration fee in an amount equal to $[     ].

Pursuant to the indenture and related transaction agreements, the trust will be subject to restrictions on its activities, including that it will not be permitted to:

•	engage in any business other than as permitted in the fourth paragraph of “Issuing Entity” above;

•	incur, guarantee or otherwise become liable for any indebtedness other than the notes and pursuant to its transaction agreements;

•	except as contemplated by the transaction agreements, make any loan to any other person;

•	except as contemplated by the transaction agreements, guarantee or otherwise become contingently liable in connection with the obligations, stocks or dividends of any other person; or

•	own any securities of, or any other interest in, any other person, except to the extent set forth in this prospectus or the transaction agreements.

Sponsor

CNH Industrial Capital America LLC, a limited liability company organized under the laws of Delaware (“CNH Capital”), has acquired or originated [or will acquire or originate] and selected [or will select] the receivables transferred to the trust and is also the sponsor for the transaction described in this prospectus. CNH Capital is an indirect wholly owned finance subsidiary of CNH Industrial N.V. (“CNH N.V.”). On February 28, 2014, CNH Capital changed its name from CNH Capital America LLC to CNH Industrial Capital America LLC.

CNH Capital provides and administers financing for the retail purchase or lease of new and used agricultural, construction and other equipment. CNH N.V. offers various retail financing options to end-use customers through CNH Capital and other CNH N.V. affiliates, subsidiaries and joint ventures to facilitate the sale of its products in North America, Europe, Latin America, Australia and other parts of the world. However, the trust will include only receivables of obligors located in the United States.

CNH Capital’s operations principally involve purchasing retail installment sale contracts and leases from dealers and originating retail installment loans and leases. In addition, CNH Capital facilitates and finances the sale of insurance products and extended service plans to retail customers, provides financing for dealers’ inventory, parts and rental equipment yards, and also provides other retail financing programs for end-use customers in North America. CNH Capital, its subsidiaries and affiliates also provide various financing options to dealers for a variety of purposes, including inventory, working capital, real estate acquisitions, construction and remodeling, business acquisitions, dealer systems and service and maintenance equipment.

CNH Capital offers a broad variety of financing options through dealers to end-use customers for the retail sale of CNH N.V.’s agricultural, construction and other equipment, used equipment accepted by dealers in trade and equipment of other manufacturers stocked and sold by the dealer network.

CNH N.V.’s United States dealers and company-owned dealerships located in the United States assign and sell retail installment sale contracts and leases to CNH Capital on a regular basis.

Sponsor’s Securitization Experience

CNH Capital has significant securitization experience and has securitized multiple asset classes, including agricultural, construction and other equipment receivables (retail installment sale contracts, loans and leases), dealer floor plan receivables and credit card receivables. The sponsor typically sponsors two to four securitizations of assets similar to the receivables each calendar year in registered U.S. transactions. The sponsor has also been active in the 144A market in the U.S. and (through affiliates) in Canada and

Australia. CNH Capital and predecessor entities have been securitizing retail installment sale contracts and loans secured by agricultural, construction and other equipment since 1992. In the past, CNH Capital has securitized true leases and finance leases, as well as consumer installment loans originated through programs with third parties. For information on the size, composition and growth of the sponsor’s portfolio of assets similar to the receivables being sold to the trust, see “Sponsor’s Portfolio Delinquency and Loss Information,” “Historical Delinquency Experience” and “Historical Credit Loss/Repossession Experience.”

[Sponsor’s Sustainability Initiatives]

[CNH N.V. together with its global affiliates have various sustainability initiatives in place, particularly focusing on environmental protection and periodically report on these efforts. These initiatives include a commitment to reduce CO2 emissions, minimize the overall impact of manufacturing and logistics processes, the promotion of sustainable agricultural products and optimizing resources via digital solutions.

CNH N.V. and its affiliates have also committed to socially responsible initiatives in various factory and office settings around the globe. This social commitment extends to both employees and the communities in which those employees work and live. CNH N.V. believes in the importance of a safe work environment while successfully balancing work and well-being with example initiatives being company subsidized childcare, flexible benefits and a wide-ranging campaign to raise employee awareness of health risks and preventive measures. The push toward social sustainability involves encouraging employees to engage in volunteer efforts of their choosing such as Habitat for Humanity. Another example is its emergency relief efforts such as the partnership with Team Rubicon, a non-profit veteran-led disaster response team.

Finally, CNH N.V. also has a demonstrated commitment to sustainability in governance. CNH N.V. believes that an appropriate and diversified mix of skills, professional backgrounds and diversity factors are fundamental to the proper functioning of a board of directors. Among other things, the Board oversees the development of CNH N.V.’s mission and vision, as well as its strategies, policies, and goals regarding economic, environmental, and social topics.

CNH N.V.’s Code of Conduct is a pillar of its Corporate Governance system, which regulates the decision-making processes and the approach used by CNH N.V. and its employees in interacting with all stakeholders. CNH N.V. believes that operating in a socially responsible and ethical manner, and in compliance with the laws of the countries in which it operates, is crucial to its long-term success. The principles and values of good Corporate Governance established in the Code of Conduct are conveyed, through periodic training and other communication channels, to all employees irrespective of their level or role.

CNH N.V. and its affiliates periodically review sustainability policies and programs and may make adjustments as appropriate within their discretion. These adjustments could include, without limitation, ceasing to participate in a particular program that no longer aligns with or supports CNH N.V.’s strategic direction and priorities. No representation is made regarding the applicability of any Environmental, Social, and Governance (“ESG”) or other investment criteria to the notes.]

CNH Industrial N.V.

CNH N.V. is incorporated under the laws of The Netherlands. CNH N.V. has its corporate seat in Amsterdam, The Netherlands, and its principal office in Basildon, United Kingdom.

CNH N.V. is a leading global equipment company that designs, produces and sells agricultural and construction equipment. Prior to January 1, 2022, CNH N.V. also engaged in similar activities related to trucks and other commercial vehicles.

CNH N.V. operates across three business segments: Agriculture, Construction and Financial Services.

CNH N.V.’s Agricultural segment designs, , engineers, manufactures, distributes and services a full line of agriculture equipment, implements and precision agriculture solutions. Agriculture's product lines include tractors, combine harvesters, hay and forage equipment, seeding and planting equipment and self-propelled sprayers. Agriculture’s two leading global brands are Case IH and New Holland and its regional and technology brands include STEYR and Raven.

CNH N.V.’s Construction segment designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders and compact track loaders along with a wide variety of attachments. Construction’s product lines are sold primarily under the CASE Construction Equipment, New Holland Construction and Eurocomach brands.

CNH N.V.’s Financial Services segment provides and administers financing to end-use customers for the purchase of new and used agricultural and construction equipment and components sold through CNH N.V.’s dealer network, as well as revolving charge account financing and other financial services. Financial Services also provides wholesale financing to CNH N.V. dealers and distributors primarily to finance inventories of equipment. Furthermore, Financial Services provides trade receivables factoring services to CNH N.V. subsidiaries. The European Financial Services operations are supported by the Iveco Group’s Financial Services segment. Financial Services also provides financial products and services to dealers and end customers of Iveco Group companies in the North America, South America and Asia Pacific regions.

When we refer to CNH N.V. in this prospectus, we are referring to CNH Industrial N.V. and its consolidated subsidiaries.

The address of CNH N.V.’s principal executive offices is Cranes Farm Road, Basildon, Essex, SS14 3AD, United Kingdom. CNH N.V.’s telephone number in the United Kingdom is +44-207-9251-964 and the telephone number for its agent for U.S. federal securities law purposes in the United States is +1-331-256-0594. CNH N.V. is subject to the informational requirements of the Securities Exchange Act of 1934 (the “Exchange Act”) as a foreign private issuer. As required by that act, CNH N.V. files reports and other information with the Securities and Exchange Commission (“SEC”). You can find more information about CNH N.V. in the reports and other information that it files with the SEC, at www.sec.gov.

Depositor

We, CNH Capital Receivables LLC, are the depositor and have formed or will form and sell receivables to the trust. We are a wholly-owned subsidiary of CNH Capital and were converted into a limited liability company under the laws of the State of Delaware on December 31, 2004. Prior to that date we were known as CNH Capital Receivables, Inc. and had been organized as a Delaware corporation since May 19, 2000. We are organized for the limited purpose of buying receivables, transferring those receivables to third parties and any related activities. Our business is limited to these activities.

Since we were formed, we have been engaged in securitizing retail installment sale contracts originated or acquired by the sponsor or its affiliates. Since January 2006, we have been engaged in securitizing retail installment loans originated or acquired by the sponsor or its affiliates. We have not securitized finance leases since 2000 and we have never previously securitized true leases. During such times we have also been engaged in purchasing similar receivables under a warehouse facility pursuant to which we finance our purchase of these receivables by selling interests in those receivables under the terms of a financing agreement with multiple purchasers. We have on one occasion provided additional reserve support to four previously issued securities transactions in the form of deposits into their respective spread accounts and through revisions to the definition of “Specified Spread Account Balance” applicable to each such transaction to maintain credit ratings assigned by a rating agency to the securities related to such transactions when loss experiences were higher than anticipated due to adverse economic conditions. Neither we nor CNH Capital has any right or obligation to take similar actions if receivables backing notes sold pursuant to this prospectus do not perform as expected.

Our principal executive offices are located at 5729 Washington Avenue, Racine, Wisconsin 53406, and our telephone number is (262) 636-6011. You can find more information about our legal separateness from CNH Capital, the restrictions on our activities and possible effects on you if we were to enter bankruptcy, reorganization or other insolvency proceedings under “Legal Aspects of the Receivables—Bankruptcy Considerations Relating to CNH Capital and New Holland Credit.”

CEO Certification

The chief executive officer of the depositor will provide specified certifications regarding the disclosures contained in this prospectus, the receivables, the offered notes and the structure of this securitization transaction. The chief executive officer’s certification will be filed with the SEC at the time of the filing of the final prospectus.

Closing Date Sale of Receivables

We will buy the receivables from CNH Capital to transfer to the trust on the closing date under the purchase agreement entered into in connection with the offering of the notes by the trust.

Under the purchase agreement, CNH Capital must use procedures not adverse to our interests to select the receivables to be sold to us. We buy these receivables without recourse to CNH Capital for defaults by the obligors. However, CNH Capital represents and warrants to us on [the][each] purchase date as to the receivables being sold on that date by it, among other things, that:

(1)	each of the receivables meets our eligibility requirements;

(2)	the information that it has provided to us about the receivables is correct in all material respects;

(3)	the obligor on each of the receivables is required to maintain physical damage insurance covering the financed equipment in accordance with its normal requirements;

(4)	immediately prior to the transfers contemplated in the transaction agreements, CNH Capital had good title to each receivable transferred by it, free and clear of all security interests, liens, charges and encumbrances (other than (a) tax liens, mechanics’ liens and any liens that attach to the related receivable by operation of law as a result of any act or omission by the related obligor and (b) any lien against the equipment resulting from a cross-collateralization provision in the related contract), and no setoff, defenses or counterclaims have been asserted or threatened;

(5)	as of the purchase date, each of the receivables is or will be secured by a first priority perfected security interest in the financed equipment in favor of CNH Capital; and

(6)	each of the receivables complied at the time it was originated and complies as of the purchase date with applicable federal and state laws in all material respects, including consumer credit, truth in lending, equal credit opportunity and disclosure laws.

If CNH Capital breaches any of its representations or warranties concerning the receivables conveyed in a purchase agreement it will be obligated to repurchase from us or the trust any receivable materially and adversely affected by the breach at a price equal to the Purchase Amount as defined below. This repurchase obligation is the sole remedy available to us, the indenture trustee, the noteholders, the trust, the trustee or the certificateholders against CNH Capital for any such breach. If CNH Capital fails for any reason to perform its repurchase obligation, you could experience delays or reductions in payments on your notes. In connection with any such repurchase, we will assign to CNH Capital any interest that we have in the receivable and the related equipment. “Purchase Amount” means, as of the close of business on the last day of a collection period, an amount equal to the contract value of the applicable receivable, as of the first day of the immediately following collection period (or, with respect to any applicable receivable that is a liquidated receivable, as of the day immediately prior to such receivable becoming a liquidated receivable less any liquidation proceeds actually received by the trust) plus interest accrued and unpaid thereon as of such last day at a rate per annum equal to [   ]%, [[if the Base Transaction is issued, and [   ]%, if the Upsize Transaction is issued,]] which is an annual rate that equals the weighted average adjusted APR of the Receivables as of the [initial] cutoff date (the “Cutoff Date APR”).

Other than as expressly stated herein, none of the indenture trustee, the trustee, the asset representations reviewer or the servicer are obligated to monitor the receivables or investigate whether any representations have been breached or whether any receivable may be an ineligible receivable.

On discovery of a breach or receipt of a notice of breach, a repurchase request or demand or a review report from the asset representations reviewer indicating that a test was failed for a receivable, the servicer (only upon receipt of a review report), originator or the depositor will investigate the receivable or receivables to confirm the breach and determine if it has a material adverse effect on any receivable. CNH Capital will report any requests or demands to repurchase receivables and related activity and status on SEC Form ABS-15G.

We then sell receivables that we have acquired pursuant to the purchase agreement as described above to the trust, pursuant to a sale and servicing agreement. This sale is also made without recourse. The trustee will, concurrently with this sale, execute and deliver the notes [and certificates]. The trust will deliver the net proceeds from the notes [and certificates] sold on the closing date [(along with the related notes [and certificates] that are not offered under this prospectus and that are identified as being transferred to us as consideration for related receivables)] to us in exchange for the receivables, and for funds to make [a deposit in a pre-funding account and] initial deposits in [other of] the trust bank accounts.

For information about the required retention of credit risk in the transaction by the sponsor, see “Credit Risk Retention.”

[Pre-Funding Period]

[The trust has a pre-funding period, during which CNH Capital may from time to time sell additional receivables to us, and we will in turn sell them to the trust. A portion of the proceeds from issuance of the notes will be deposited in a pre-funding account and used to pay the purchase price for these additional receivables and make required related deposits in the trust bank accounts, all as described further in this prospectus.

If funds remain in the pre-funding account at the end of the pre-funding period, those funds will be used to make principal payments on the notes in the priorities set out under “Servicing Matters—Distributions.”

The eligibility criteria for additional pool assets to be acquired during the pre-funding period will be the same as applied to the initial asset pool and will be as described [above]. CNH Capital will determine whether additional pool assets meet the applicable criteria, and no other transaction party is required or expected to verify that determination.

Pending the application of funds in the pre-funding account to acquire additional pool assets, those funds will be invested consistent with the general rules for investment of funds held by the trust, as described in “Servicer—Collections and Accounts” below.

Following the end of the pre-funding period, if the trust has acquired additional pool assets, and if our reporting obligations under the Securities and Exchange Act relating to the notes remain in effect, we will include in a report on Form 10-D updated information comparable to that contained in the pool composition tables under “The Receivables Pool.” The updated tables will reflect the aggregate characteristics of the receivables in the trust, after the additions made during the pre-funding period.]

Additional Terms of Receivables Sales

The net proceeds paid to us and in turn to the sponsor are the only amounts that we and the sponsor will receive as compensation for the receivables [(other than the [notes][certificates] of the trust conveyed as consideration for receivables)], and no additional amounts will be paid to either of us or any other party in connection with the selection and acquisition of the pool receivables. Some of the net proceeds are used to repay interim warehouse financing as described above.

If we breach any of our representations or warranties made in the sale and servicing agreement relating to title of the receivables, perfection or priority matters (these representations and warranties made by us to the trust are substantially similar to the title, perfection and priority representations and warranties made by CNH Capital to us as described in “—Closing Date Sale of Receivables” above), and our breach is not cured by the last day of the second month following the discovery by or notice to the trustee of the breach, we will be obligated to repurchase any receivable materially and adversely affected by our breach as of such last day at a price equal to the Purchase Amount. This repurchase obligation is the only remedy available to the trust, noteholders, certificateholders, the indenture trustee or the trustee for any such uncured breach relating to representations and warranties described in this paragraph.

We also have an obligation under the sale and servicing agreement to repurchase at a price equal to the Purchase Amount any receivable for which there has been a breach of a representation or warranty by CNH Capital under the purchase agreement that requires CNH Capital to repurchase such receivable as described in “—Closing Date Sale of Receivables” above. Our foregoing repurchase obligation is subject to CNH Capital repurchasing the receivable from us as described above. This repurchase obligation of ours is the only remedy available against us to the noteholders, the indenture trustee or the trustee for the trust for any such uncured breach. With respect to this paragraph, the preceding paragraph, and the third and fifth paragraphs under “—Closing Date Sale of Receivables,” the servicer will make the determinations as to whether such repurchases are required and there will not otherwise be any independent verification of the servicer’s exercise of authority or such determinations.

With respect to all receivables purchased or repurchased by, or otherwise transferred to, CNH Capital, us, the servicer or our affiliate pursuant to the transaction agreements: (a) the trust, the depositor and the indenture trustee will sell, transfer, assign, set over and otherwise convey to CNH Capital, us, the servicer or our affiliate, as applicable, without recourse, representation or warranty, all of the trust’s, the depositor’s and the indenture trustee’s right, title and interest in, to and under such receivables, and all related equipment, and all other related assets, including all security and documents relating thereto, and (b) the trust, the seller, and the indenture trustee will be deemed to have released any security interest and any other claim under the transaction agreements in such receivables, related equipment, and all related assets, including all security and documents relating thereto, without any further act or deed, and such receivables, and all related equipment, and all other related assets, including all security and documents relating thereto will be free of the security interest contained in the indenture.

Under the sale and servicing agreement, New Holland Credit, as servicer, will continue to service the receivables held by the trust and will receive fees for its services. In order to assure uniform quality in servicing the receivables and to reduce administrative costs, we and the trust will designate the servicer as custodian to maintain possession, as the agent for the trust and the indenture trustee, of the receivables and related documents.

The obligors on the receivables are not notified that their receivables have been transferred by CNH Capital to us or by us to the trust. However, CNH Capital marks its accounting records to reflect these sales, and Uniform Commercial Code financing statements reflecting the sales are filed. These UCC financing statements, along with filings perfecting the security interests created under the indenture will result in the depositor, the trust and the indenture trustee each obtaining a first-priority security interest from their respective debtors under the related transaction agreement in which the security interest was created, subject to circumstances and exceptions described below under “Legal Aspects of the Receivables” and in the related transaction agreements. The related transaction agreements also require the related debtor to maintain these filings covering the receivables.

Under the sale and servicing agreement, CNH Capital has an option to purchase all of the remaining receivables held by the trust after their aggregate contract values fall below 10% of the sum of the contract values of all of the trust’s receivables, measured for each receivable as of the [applicable] cutoff date at the time of its sale to the trust.

Pursuant to the purchase agreement between us and CNH Capital, we and CNH Capital agree that the transactions contemplated thereunder are [a] sale[s] of the related receivables, and that in the event of a filing of a petition for relief by or against CNH Capital under the Bankruptcy Code, (a) such receivables would not be property of CNH Capital’s bankruptcy estate under Section 541 of the Bankruptcy Code, (b) the bankruptcy court would not compel the turnover of such receivables or collections thereon by us to CNH Capital under Section 542 of the Bankruptcy Code, and (c) the bankruptcy court would determine that payments on such receivables not in the possession of CNH Capital would not be subject to the automatic stay provisions of Section 362(a) of the Bankruptcy Code imposed upon the commencement of CNH Capital’s bankruptcy case. These agreements would not be binding upon any bankruptcy court that were to consider these issues.

Similarly, under the sale and servicing agreement between us and the trust, we represent and warrant that it is our intention that the transfer and assignment of the receivables thereunder constitute a sale from us to the trust and that the beneficial interest in and title to the receivables not be a part of our estate in the event of the filing of a bankruptcy petition by or against us under any bankruptcy or similar law. These representations and warranties would not be binding upon any bankruptcy court that were to consider these issues.

Servicer

New Holland Credit Company, LLC, a limited liability company organized under the laws of the state of Delaware (“New Holland Credit”), is an indirect wholly owned finance subsidiary of CNH N.V., and will act as the servicer of the receivables owned by, and provide administrative services to, the trust.

New Holland Credit was formed on April 25, 1996 for the purpose of providing wholesale, retail and lease financing services to dealers and customers in connection with the agricultural and industrial equipment operations of New Holland North America, Inc. beginning on January 1, 1997.

For information on the size, composition and growth of the portfolio of assets serviced by the servicer that are similar to the receivables, see “Sponsor’s Portfolio Delinquency and Loss Information,” “Historical Delinquency Experience” and “Historical Credit Loss/Repossession Experience.”

Servicing Procedures

The servicer will agree to make reasonable efforts to collect all payments on the receivables held by the trust and to follow the servicer’s then current customary standards, policies and procedures, which we will refer to as its “servicing procedures.”

When receivables become delinquent, the servicer follows a multi-stage collection process. The period of delinquency for a receivable is the number of days that a payment of more than an inconsequential amount is past due. Payments of $50 or more are generally considered consequential. Past due accounts are assigned to collection queues at different stages of delinquency. The collection queues are updated daily, customized and prioritized based on several different receivable characteristics. The first collection effort is either an automated collection letter or a telephone call by collection personnel. Automated collection letters are used as early as four days after the due date, based on the account’s behavioral score. Normal collection procedures continue to approximately 45-90 days past due, depending upon the type of underlying equipment. At this point, further actions can include using outside cash collection agencies, repossessing and selling the financed equipment and pursuing customer deficiencies and/or legal action. The servicer will not be required or permitted to make advances to the trust on account of delinquent payments or otherwise.

The servicer will consider a payment schedule change for a receivable when delinquencies result from temporary interruptions in the obligor’s cash flow. In connection with a payment schedule change, the servicer moves a portion of a payment or one or more payments to a future date. Interest continues to accrue on the outstanding principal balance, at the contract rate, during the period that payments are not required to be made as a result of a payment schedule change. A curtailment (partial payment) could be required to reduce accrued interest and the principal balance at the time of the payment schedule change. Any payment schedule change fees paid in connection with receivables sold to the trust will be paid to the trust, but in most cases no fee is charged.

Generally, the servicer may grant extensions, rebates, refunds, deferrals, amendments, modifications or adjustments with respect to any receivable (regardless of whether or not the receivable is a 180-Day Receivable, subject only to the following proviso) in accordance with its servicing procedures; provided, however, that if a receivable is not a 180-Day Receivable and the servicer (i) extends the date for final payment by the obligor of any receivable beyond the end of the Collection Period preceding the latest final scheduled maturity date of the notes or (ii) reduces the contract rate on a receivable or the aggregate amount of the scheduled payments due on any receivable other than as required by applicable law (including the order of a court of competent jurisdiction), it may make such modifications to the receivable, but the servicer must then purchase such receivable in the same manner as described above under “Depositor— Closing Date Sale of Receivables” and “Depositor—Additional Terms of Receivables Sales” with respect to repurchases upon a breach of the servicer under the sale and servicing agreement; provided, however, that the servicer will not make a modification described in the preceding clause (i) or (ii) that would trigger a purchase of the related receivable as described in this sentence for the sole purpose of purchasing a receivable from the trust. The servicer or CNH Capital will also be required to purchase or repurchase receivables in the same manner as described above under “Depositor— Closing Date Sale of Receivables” and “Depositor—Additional Terms of Receivables Sales” with respect to breaches of covenants of the servicer under the sale and servicing agreement which are summarized in the first sentence of this section, in this paragraph, in the following paragraph, or which relate to a failure by the servicer to maintain the perfection of the security interest in receivables or equipment related to receivables as required under the transaction agreements, but such a purchase or repurchase is only required with respect to receivables materially and adversely affected by such a breach. The purchase or repurchase required under the preceding sentence would only be required if such breach was not cured by the last day of the calendar month in which such breach occurs or is discovered. In addition, the servicer will also be required to purchase receivables in the same manner as described above under “Depositor— Closing Date Sale of Receivables” and “Depositor—Additional Terms of Receivables Sales” if the servicer takes any action not in accordance with the servicer’s servicing procedures that materially impairs the rights of the trust, indenture trustee, the certificateholders or noteholders in such receivables and which is an action relating to covenants summarized in the first sentence of this section, in this paragraph, or in the following paragraph. The servicer will make the determination as to whether a purchase or repurchase described in this paragraph is required and there will not otherwise be any independent verification of the servicer’s exercise of authority or such determinations.

The servicer may in accordance with its then-current customary standards, policies and procedures waive any late payment charge or any other fees that may be collected in the ordinary course of servicing a receivable. The servicer and its affiliates may engage in any marketing practice or promotion or any sale of any products, goods or services to obligors with respect to the related receivables so long as such practices, promotions or sales are offered to obligors of comparable equipment receivables serviced by the servicer for itself or others, whether or not such practices, promotions or sales might result in a decrease in the aggregate amount of payments on the receivables, prepayments or faster or slower timing of the payment of the receivables. Additionally, the servicer and its affiliates may refinance any receivable by accepting a new retail installment sale contract or loan from the related obligor and depositing the full outstanding principal balance of such receivable into the collection account. The receivable created by such refinancing shall not be property of the trust, and any related financed equipment and documents relating to the receivable which was paid off will be released from all security interests under the transaction agreements and will be retransferred to CNH Capital or its affiliate. The sale and servicing agreement provides that the parties to the agreement intend that the servicer and its affiliates will not refinance a receivable in order to provide direct or indirect assurance to us, the indenture trustee, the trustee, the noteholders, or the certificateholders, as applicable, against loss by reason of the bankruptcy or insolvency (or other credit condition) of, or default by, the obligor on, or the uncollectability of, any receivable. The servicer and its affiliates may also sell insurance or debt cancellation products, including products which result in the cancellation of some or all of the amount of a receivable upon the death or disability of the related obligor or any casualty with respect to the financed equipment.

Liquidated receivables will be transferred to the servicer or CNH Capital (as the servicer determines at such time) on the business day following the day on which such receivable becomes a liquidated receivable (the “liquidated receivable transfer date”) so long as the related liquidation proceeds are deposited before the liquidated receivables are transferred to the servicer or CNH Capital, as applicable, and as of the liquidated receivable transfer date such liquidated receivables will no longer constitute receivables of the trust for any purposes. Without limiting the generality of the foregoing, as of the applicable liquidated receivable transfer date, (a) the trust, the depositor and the indenture trustee will transfer, assign, set over and otherwise convey to CNH Capital or the servicer, as applicable, without recourse, representation or warranty, all of the trust’s, the depositor’s and the indenture trustee’s right, title and interest in, to and under such liquidated receivables and any related equipment, and all related assets, including all security and documents relating thereto, other than liquidation proceeds (the “liquidated collateral”), and (b) the trust, the depositor, and the indenture trustee will be deemed to have released any security interest and any other claim in such liquidated collateral under the transaction agreements, without any further act or deed, and such liquidated collateral will be free of the security interest granted in the indenture.

In accordance with the servicer’s servicing procedures, the equipment relating to a receivable may be replaced with substitute equipment, of equal or greater value (in the servicer’s reasonable determination) than the original related equipment. The only conditions to such substitution (in addition to its being in accordance with the servicer’s servicing procedures) will be the perfection of the first priority security interest in the related substitute equipment in favor of CNH Capital and a first priority perfected security interest of the indenture trustee in CNH Capital’s security interest in such substitute equipment. Following such substitution, the substitute equipment shall be considered the financed equipment related to such receivable for all purposes with respect to the trust and under the transaction agreements, and (i) the trust, the depositor and the indenture trustee will sell, transfer, assign, set over and otherwise convey to CNH Capital (or its affiliate designated by it), without recourse, representation or warranty, all of the trust’s, the depositor’s and the indenture trustee’s right, title and interest in, to and under such equipment originally financed by the receivable, and all security and documents relating thereto, and (ii) the trust, the depositor, and the indenture trustee will be deemed to have released any security interest and any other claim in such equipment originally financed by the receivable, and all security and documents relating thereto, under the transaction agreements, without any further act or deed, and such equipment originally financed by the receivable, and all security and documents relating thereto, will be free of the security interest granted in the indenture. The most common scenarios in which equipment would be substituted for the equipment originally related to a receivable are when the original equipment related to a receivable is stolen or damaged beyond repair and insurance proceeds are used to replace the stolen or damaged equipment or when the original equipment related to a receivable is faulty or nonfunctioning. The servicer will make the determinations described in this paragraph to be made by the servicer (including whether a substitution is in accordance with the servicer’s servicing procedures) and there will not otherwise be any independent verification of the servicer’s exercise of authority or such determinations.

[The ability of the servicer to make modifications on the receivables is not expected to have a material impact on the distributions on the notes.][Insert description of the impact of modifications on the receivables to distribution on the notes if applicable.]

Collections and Accounts

The servicer will establish and maintain the following bank accounts for the trust (the following accounts are collectively referred to in this prospectus as the “trust bank accounts”):

•	a collection account, into which all payments made on or with respect to the receivables will be deposited;

•	a note distribution account, into which amounts available for payment to the noteholders [and any swap counterparty] will be deposited and from which those payments will be made;

•	[a certificate distribution account, into which amounts available for payment to the certificateholders will be deposited and from which those payments will be made;]

•	[a negative carry account;]

•	[a principal supplement account;]

•	[a pre-funding account;] and

•	a spread account.

The servicer will deposit, or cause to be deposited, all payments received on the trust’s receivables during a calendar month into the collection account within two business days of the date that the servicer has identified and posted such amounts (which the servicer will use its reasonable best efforts to do promptly) to the servicer’s computer system. It is therefore possible that some cash collections could then be held in the collection account for up to 45 days or more pending distribution.

However, at any time when (a) New Holland Credit is the servicer, (b) there exists no servicer default and (c) each other condition to making deposits less frequently than daily as may be specified by a hired NRSRO or set forth herein or in the sale and servicing agreement is satisfied, the servicer will not be required to deposit payments into the collection account until on or before the business day preceding the applicable payment date in the next calendar month. In this case, cash collections would be held in the collection account for one day or less pending distribution. Prior to deposit into the collection account, the servicer may invest collections at its own risk and for its own benefit, and the collections will not be segregated from its own funds. If the servicer were unable to remit such funds, noteholders might incur a loss. [The servicer may, in order to satisfy the requirements described above, obtain a letter of credit, provide a guarantee, or pledge assets for the benefit of the trust to secure timely remittances of collections on the related receivables.]

At any time when the servicer is permitted to remit collections once per Collection Period, the servicer will be permitted to make that deposit net of distributions to be made to the servicer with respect to the same Collection Period. The servicer, however, will account to the indenture trustee, the trustee and the noteholders with respect to the trust as if all deposits, distributions and transfers were made individually.

Funds held in a trust bank account will be invested in the following types of investments:

(a)	direct obligations of, or obligations fully guaranteed as to timely payment by, the United States of America;

(b)	demand deposits, time deposits or certificates of deposit of any domestic depository institution or trust company or any domestic branch of a foreign bank that is subject to supervision and examination by federal or state banking or depository institution authorities, in each case, at the time of the investment or contractual commitment to invest, the commercial paper or other short-term senior unsecured debt obligations (other than such obligations the rating of which is based on the credit of a person other than such depository institution or trust company) thereof has a credit rating from each of the applicable hired NRSROs in its highest investment category granted thereby;

(c)	commercial paper having, at the time of the investment or contractual commitment to invest, a rating from each of the applicable hired NRSROs in its highest investment category;

(d)	investments in money market funds having a rating from each of the applicable hired NRSROs in its highest investment category, including funds for which the indenture trustee or the trustee or any of their respective affiliates is investment manager or advisor;

(e)	bankers’ acceptances issued by any depository institution or trust company referred to in clause (b) above;

(f)	repurchase obligations with respect to any security that is a direct obligation of, or fully guaranteed as to timely payment by, the United States of America or any of its agencies or instrumentalities the obligations of which are backed by the full faith and credit of the United States of America, in either case entered into with a depository institution or trust company (acting as principal) described in clause (b); and

(g)	any other investment which satisfies the Rating Agency Condition and which is in the highest investment category granted by each applicable hired NRSRO;

provided that, with regard to any investment of funds held for purposes of complying with Regulation RR, such investment must be an investment satisfying the requirements of Regulation RR.

Investments described in clauses (b) through (g) will be made only so long as making such investments will not require the trust to register as an investment company in accordance with the Investment Company Act of 1940, as amended (the “Investment Company Act”). [During the pre-funding period, no investments in money market funds will be made with funds in any account other than the collection account.] Also, so long as they meet the criteria listed above, these investments may include securities issued by us or our affiliates or trusts originated by us or our affiliates. The investments made in each trust bank account are limited to obligations or securities that mature on or will be liquidated on the next payment date.

Funds on deposit in a trust bank account will be invested or reinvested by the indenture trustee in eligible investments selected by and as directed in writing by the servicer or if the servicer fails to provide written direction, will be invested or reinvested by the indenture trustee in eligible investments specified in paragraph (d) above although the indenture trustee will not be liable for the selection of, or any loss arising from such investment in, any eligible investments; provided further, funds on deposit in the spread account shall be invested only in eligible investments meeting the requirements of Regulation RR, as determined solely by the servicer. For the avoidance of doubt, in no event shall the indenture trustee have any obligation or responsibility to monitor or enforce compliance with, or be charged with knowledge of the requirements of, Regulation RR (including, but not limited to, §246.4(b)(2) and §246.4(b)(3)(i) therein), nor shall it be liable to any investor or any other party whatsoever for any violation of Regulation RR (including, but not limited to, §246.4(b)(2) and §246.4(b)(3)(i) therein) or any similar provisions now or hereafter in effect or the breach of any terms of the indenture or any other document in connection therewith. All such eligible investments will be held or controlled by the indenture trustee for the benefit of the noteholders[, [the][each] swap counterparty] and the certificateholders, as applicable, or in the case of the spread account, in the name of and for the benefit of the trust.

The indenture trustee will possess or control all right, title and interest in all funds on deposit from time to time in the trust bank accounts and in all proceeds thereof (including all income thereon). The trust bank accounts will be under the sole dominion and control of the indenture trustee for the benefit of (A) with respect to the spread account, the trust and in the name of the trust, and (B) in all other cases, the noteholders[, [the][each] swap counterparty] and the certificateholders (excluding the note distribution account). Only the servicer and the indenture trustee will have access to the cash balances on deposit in the trust bank accounts. Each of the servicer, the depositor, the trustee and the indenture trustee will make deposits to one or more of the trust bank accounts. The servicer will make calculations and decisions regarding the transfer and disbursement of cash flows and there will not otherwise be any independent verification of the activity in the trust bank accounts, other than to the limited extent addressed in the annual officer’s certificate of the servicer and the accountants’ report, each as described below under “—Evidence as to Compliance.”

In the unlikely event of defaults on investments made in trust bank accounts, investors in the notes could experience losses or payment delays. Earnings from these investments, net of losses and investment expenses, will be deposited in the collection account on each payment date and treated as collections on the related receivables.

Each trust bank account will be maintained in an Eligible Deposit Account.

“Eligible Deposit Account” means: (a) a segregated deposit account maintained with a federal or state-chartered depository institution or trust company that is an Eligible Institution or (b) with respect to eligible investments only, a segregated trust account maintained with the corporate trust department of a federal depository institution or state chartered depository institution that is subject to federal or state regulations regarding fiduciary funds on deposit substantially similar to 12 C.F.R. §9.10(b) which has corporate trust powers, acting in its fiduciary capacity, so long as, (x) if Fitch has been hired by the sponsor to rate the notes (and is still rating such notes), the long-term unsecured debt obligations of such depository institution have a credit rating of at least “A” by Fitch or the commercial paper, short-term debt obligations or other short-term deposits of such depository institution have a credit rating of at least “F1” by Fitch; (y) if S&P has been hired by the sponsor to rate the notes (and is still rating such notes), the long-term unsecured debt obligations of such depository institution have a credit rating of at least “BBB” or the commercial paper, short-term debt obligations or other short-term deposits of such depository institution have a credit rating of at least “A-2” by S&P; and (z) if Moody’s has been hired by the sponsor to rate the notes (and is still rating such notes), the long-term unsecured debt obligations of such depository institution have a credit rating of at least “A2” by Moody’s or the commercial paper, short-term debt obligations or other short-term deposits of such depository institution have a credit rating of at least “P-1” by Moody’s.

“Eligible Institution” means: (a) for Fitch (x) an institution whose long term unsecured debt obligations or other long term deposits are rated at least “A” by Fitch, or (y) an institution whose commercial paper, short term debt obligations or other short term deposits are rated at least “F1” by Fitch; (b) for S&P (x) in the case of deposit accounts or trust accounts in which deposits are held for less than 30 days, an institution whose long-term unsecured debt obligations are rated at least “BBB” by S&P, and if such institution has a short-term rating from S&P, an institution whose commercial paper, short-term debt obligations or other short-term deposits are rated at least “A-2” by S&P or (y) in the case of deposit accounts or trust accounts in which deposits are held for more than 30 days, an institution whose long-term unsecured debt obligations are rated at least “BBB” by S&P, and if such institution has a short-term rating from S&P, an institution whose commercial paper, short-term debt obligations or other short-term deposits are rated at least “A-2” by S&P; and (c) for Moody’s (x) an institution whose long term unsecured debt obligations or other long term deposits are rated at least “A2” by Moody’s, or (y) an institution whose commercial paper, short term debt obligations or other short term deposits are rated at least “P-1” by Moody’s.

Cash will be held in trust bank accounts until it is withdrawn as described in this prospectus. [In the case of a pre-funding account, cash could be held in that account for up to twelve months before the amounts remaining therein at the end of the pre-funding period are distributed to noteholders.] See also “—Collections and Accounts” above for a discussion regarding the length of time that cash may be held in the collection account.

Evidence as to Compliance

The sale and servicing agreement will require the servicer to deliver annually, on or before March 30th of each calendar year, an assessment of its compliance with certain servicing criteria during the preceding twelve months (or in the case of the first such assessment, from the closing date). In addition, the sale and servicing agreement will require that a firm of independent public accountants furnish to the trust and indenture trustee annually, on or before March 30th of each calendar year, an attestation report as to such servicer’s assessment of compliance during the preceding twelve months (or in the case of the first such report, from the closing date). The assessment and attestation required by this paragraph must comply with the current rules and regulations of the SEC; however, the assessment and attestation may be replaced by any similar assessment or attestation using standards which are in the future in use by servicers of comparable assets and which comply with any applicable rule, regulation, “no action” letter or similar guidance promulgated by the SEC.

The sale and servicing agreement will also require that an officer of the servicer deliver to the trust and indenture trustee, substantially simultaneously with the delivery of the accountants’ attestation, a certificate stating that the servicer has fulfilled its obligations under the sale and servicing agreement in all material respects throughout the preceding twelve months (or, in the case of the first such certificate, from the closing date) or, if there has been a failure to fulfill any such obligation in any material respect, specifying each such failure known to such officer and the nature and status of each such failure.

Noteholders may obtain copies of such assessments, attestations and certificates by written request addressed to the trustee.

Appointment of Subservicers

New Holland Credit, as servicer, may at any time appoint a subservicer to perform all or any portion of its obligations as servicer. The appointment of any subservicer is subject to satisfaction of the Rating Agency Condition with respect to the notes. The servicer will remain obligated and be liable to the trust, trustee, indenture trustee and noteholders for the servicing and administering of the receivables in accordance with the sale and servicing agreement without diminution of those obligations and liabilities by virtue of the appointment of any subservicer and to the same extent and under the same terms and conditions as if the servicer itself were servicing and administering the receivables. The fees and expenses of each subservicer will be paid by the servicer and will be paid in amounts as agreed between the servicer and its subservicer from time to time and none of the trust, trustee, indenture trustee, certificateholders or noteholders will have any responsibility therefor.

Resignation, Liability and Successors of the Servicer

New Holland Credit will not be permitted to resign from its obligations and duties as servicer for the trust, except upon determination that New Holland Credit’s performance of such duties is no longer permissible under applicable law. No resignation will become effective until the indenture trustee or a successor servicer has assumed New Holland Credit’s servicing obligations and duties.

Neither the servicer nor any of its directors, officers, employees and agents will be under any liability to the trust or the noteholders or certificateholders for taking any action or for refraining from taking any action under the sale and servicing agreement or for errors in judgment. However, none of the listed parties will be protected against any liability that would otherwise be imposed by reason of willful misfeasance, bad faith or negligence in the performance of the servicer’s duties thereunder or by reason of reckless disregard of its obligations and duties thereunder. In addition, the servicer will not be under any obligation to appear in, prosecute or defend any legal action that is not incidental to the servicer’s servicing responsibilities under the sale and servicing agreement and that, in its opinion, may cause it to incur any expense or liability.

Upon compliance with procedural requirements specified in the sale and servicing agreement, any of the following entities will be the successor of the servicer under the sale and servicing agreement:

•	any entity into which the servicer may be merged or consolidated, or any entity resulting from any merger or consolidation to which the servicer is a party;

•	any entity succeeding to the business of the servicer; or

•	any corporation or limited liability company of which 50% or more of the voting stock or membership interests, respectively, are owned, directly or indirectly, by CNH N.V., which assumes the obligations of the servicer.

Upon any termination of, or appointment of a successor to, the servicer, the indenture trustee will give prompt written notice thereof to the noteholders[, [the][each] swap counterparty] and the hired NRSROs (which notice to any hired NRSROs will be given either (i) to the depositor to be forwarded to the hired NRSROs, or (ii) directly to any hired NRSROs with a prior copy to the depositor).

Servicer Default

The following events will constitute “servicer defaults” under the sale and servicing agreement:

•	the servicer fails to make required deposits or to direct the indenture trustee to make required distributions, subject to a three business day cure period after discovery or notice;

•	we or the servicer breach our respective obligations under the sale and servicing agreement, subject to materiality limitations and a 60 day cure period after notice; and

•	bankruptcy or insolvency of the servicer.

Rights Upon Servicer Default

If a servicer default under the sale and servicing agreement occurs and remains unremedied after the expiration of the applicable cure period, the indenture trustee or holders of notes evidencing at least 25% in outstanding principal amount of the notes may terminate all the rights and obligations of the servicer (other than with respect to certain indemnity obligations of such servicer) under the sale and servicing agreement. In that event, all power and authority of the servicer under the sale and servicing agreement will, without further action, pass to and be vested in the indenture trustee or a successor servicer appointed by the trust and acceptable to the indenture trustee. Any successor servicer will be entitled to similar compensation arrangements. If, however, a bankruptcy trustee or similar official has been appointed for the servicer, and no servicer default other than that appointment has occurred, the bankruptcy trustee or other official may have the power to prevent the indenture trustee or noteholders from effecting a transfer of servicing.

Upon the servicer’s receipt of notice of termination, or the servicer’s resignation in accordance with the sale and servicing agreement, the predecessor servicer will continue to perform its functions as servicer under the sale and servicing agreement, in the case of termination, only until the date specified in such termination notice or, if no such date is specified in a notice of termination, until receipt of such notice and, in the case of resignation, until the earlier of: (x) the date 60 days from the delivery to the trustee [and] the indenture trustee [and [the][each] swap counterparty] of written notice of such resignation (or written confirmation of such notice) in accordance with the sale and servicing agreement and (y) the date upon which the predecessor servicer becomes unable to act as servicer, as specified in the notice of resignation and accompanying opinion of counsel. In the event that a successor servicer has not been appointed at the time when the predecessor servicer has ceased to act as servicer, the indenture trustee will automatically become the successor servicer. However, if the indenture trustee is unable to act as successor servicer, it may appoint, or petition a court of competent jurisdiction for the appointment of, a successor with a net worth of at least $50,000,000 and whose regular business includes the servicing of receivables that are of the same type as the receivables owned by the trust.

The indenture trustee may make arrangements for compensation to be paid to a successor servicer, but the compensation may in no event be greater than the servicing fee provided for under the sale and servicing agreement[, which provides that the servicing fee payable to a successor servicer may be greater than the amounts paid to New Holland Credit]. All reasonable costs and expenses, including attorneys’ fees, incurred in connection with the transfer to the successor servicer of (a) all cash amounts held or thereafter received by the predecessor servicer with respect to a receivable and (b) the receivable files, including the costs of amending the sale and servicing agreement to reflect its succession as servicer, will be paid by the predecessor servicer upon presentation of reasonable documentation of such costs and expenses. There are no amounts set aside to cover servicing transfer expenses.

Waiver of Past Defaults

The holders of notes evidencing at least a majority in principal amount of the then-outstanding notes may, on behalf of all noteholders and certificateholders, waive any default by the servicer in the performance of its obligations under the sale and servicing agreement and its consequences, except a default in making any required deposits to or payments from any of the trust bank accounts. Therefore, a majority of the noteholders have the ability to waive defaults by the servicer which could materially adversely affect the certificateholders and the noteholders that did not vote to waive the servicer default.

In addition, the holders of the certificates evidencing at least half of the outstanding certificate balance may, on behalf of all noteholders and certificateholders, waive any servicer default that does not materially and adversely affect the indenture trustee or noteholders. None of these waivers will impair the noteholders’ or certificateholders’ rights with respect to subsequent defaults.

The Trustee and the Indenture Trustee

The liability of the indenture trustee and the trustee in connection with the issuance and sale of the notes is limited solely to their respective express obligations under the related agreements.

The trustee may resign at any time, in which event the servicer must appoint a successor trustee. The administrator of the trust may also remove the trustee if the trustee ceases to be eligible to continue as trustee or if the trustee becomes insolvent. In that case, the administrator must appoint a successor trustee. If the administrator removes the trustee under the authority described in the preceding sentence, the administrator will promptly appoint a successor trustee and pay all fees owed to the outgoing trustee.

The indenture trustee may resign at any time, and will be removed by the trustee if the indenture trustee becomes insolvent or ceases to be eligible to continue as indenture trustee. If the indenture trustee resigns or is removed, the trust must appoint a successor indenture trustee. The holders of not less than a majority of the outstanding amount of the notes may also remove the indenture trustee by so notifying the indenture trustee in writing and may appoint a successor indenture trustee. If a successor indenture trustee does not take office within 60 days after the retiring indenture trustee resigns or is removed, the retiring indenture trustee, the trust or the holders of not less than a majority of the outstanding amount of the notes may petition any court of competent jurisdiction for the appointment of a successor indenture trustee. Expenses associated with a transfer from one indenture trustee to another will be paid by the trust or the servicer on behalf of the trust.

No resignation or removal of the trustee or the indenture trustee, as the case may be, or appointment of a successor trustee or successor indenture trustee, as the case may be, will become effective until the successor trustee or successor indenture trustee has accepted its appointment.

No recourse may be taken, directly or indirectly, with respect to the obligations of the trust, the trustee or the indenture trustee on the notes or under the indenture or any certificate or other writing delivered in connection therewith, against: (i) the indenture trustee or the trustee in their respective individual capacities, (ii) any owner of a beneficial interest in the trust or (iii) any partner, owner, beneficiary, officer, director, employee or agent of: (a) the indenture trustee or the trustee in their individual capacities, (b) any owner of a beneficial interest in the trust, the trustee or the indenture trustee or (c) of any successor or assign of the indenture trustee or the trustee in their individual capacities, except as any such person may have expressly agreed (it being understood that the indenture trustee and the trustee have no such obligations in their individual capacities) and except that any such partner, owner or beneficiary will be fully liable, to the extent provided by applicable law, for any unpaid consideration for stock, unpaid capital contribution or failure to pay any installment or call owing to such entity.

In no event will the indenture trustee be liable for any servicing fee or for any differential in the amount of the servicing fee paid under the indenture and the amount necessary to induce any successor servicer to act as successor servicer under the indenture and the transactions set forth or provided for therein, or be liable for or be required to make any servicer advances. The indenture trustee will not incur any liability as a result of any sale of the trust estate or any part thereof at any sale pursuant to the indenture which is conducted in a commercially reasonable manner.

If an event of default has occurred and is continuing, the indenture trustee must exercise the rights and powers vested in it by the indenture and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs.

Except during the continuance of an event of default actually known to a responsible officer of the indenture trustee:

(a)	the indenture trustee undertakes to perform such duties and only such duties as are specifically set forth in the indenture and no implied covenants or obligations will be read into the indenture against the indenture trustee; and

(b)	in the absence of bad faith on its part, the indenture trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the indenture trustee and conforming to the requirements of the indenture; provided, however, in the case of any such certificates or opinions that by any provision of the indenture are specifically required to be furnished to the indenture trustee, the indenture trustee must examine the certificates and opinions to determine whether or not they conform to the requirements of the indenture.

The indenture trustee may not be relieved from liability for its own negligent action, its own negligent failure to act or its own willful misconduct, except that:

(a)	this sentence does not limit the statements set forth in clauses (a) and (b) of the previous paragraph;

(b)	the indenture trustee will not be liable for any error of judgment made in good faith by a responsible officer of the indenture trustee unless it is conclusively determined by a court of competent jurisdiction that the indenture trustee was negligent in ascertaining the pertinent facts;

(c)	the indenture trustee will not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to the indenture;

(d)	the indenture trustee will not be charged with knowledge of an event of default or servicer default unless a responsible officer of the indenture trustee obtains actual knowledge of such event or the indenture trustee receives written notice of such event from the depositor, servicer or noteholders owning notes aggregating not less than 10% of the outstanding amount of the notes; and

(e)	the indenture trustee will have no duty to monitor the performance of the trust, the trustee, the depositor or the servicer, nor will it have any liability in connection with malfeasance or nonfeasance by the trust, the trustee, the depositor or the servicer. Furthermore, the indenture trustee will have no liability in connection with compliance of the trust, the trustee, the depositor or the servicer with statutory or regulatory requirements related to the receivables held by the trust. The indenture trustee shall not make or be deemed to have made any representations or warranties with respect to any receivables or the validity or sufficiency of any assignment of any receivables to the trust estate or the indenture trustee.

The indenture trustee will not be liable for any action it takes or omits to take in good faith that it believes to be authorized or within its rights or powers, provided, that the indenture trustee’s conduct does not constitute willful misconduct, negligence or bad faith. The indenture trustee also will not be required to take action in response to requests, demands or directions of the noteholders, other than requests, demands or directions relating to an asset representations review, unless the noteholders have offered security or indemnity satisfactory to the indenture trustee to protect it against the costs and expenses that it may incur in complying with the request, demand or direction.

The trust will, or will cause the servicer to, indemnify the indenture trustee and its officers, directors, employees and agents against any and all loss, liability or expense (including attorneys’ fees and expenses) incurred by them in connection with the administration of the trust contained in the indenture and the performance of its duties thereunder. However, neither the trust nor the servicer need reimburse any expense or indemnify against any loss, liability or expense incurred by the indenture trustee through the indenture trustee’s own willful misconduct, negligence or bad faith.

The indenture trustee will not in any way be held liable for the selection of eligible investments or by reason of any insufficiency in any of the trust bank accounts resulting from any loss on any eligible investment included therein, except for losses attributable to the indenture trustee’s failure to make payments on such eligible investments issued by the indenture trustee, in its commercial capacity as principal obligor and not as trustee; provided, however, that the limitation to the indenture trustee’s liability does not extend to any actions constituting willful misconduct, negligence or bad faith.

The indenture trustee will not independently verify distribution calculations, access to or activity in transaction accounts, compliance with transaction covenants, use of credit enhancement, the removal [or addition] of receivables, the substitution of substitute equipment, or the underlying data used for such determinations.

The Trustee

[Wilmington Trust Company (“WTC”)] is the trustee under the trust agreement and is a Delaware non-depository trust company originally incorporated in [1901]. [On July 1, 2011, WTC filed an amended charter which changed its status from a Delaware banking corporation to a Delaware non-depository trust company.] [WTC’s] principal place of business is located at [1100 North Market Street, Wilmington, Delaware 19890]. [WTC is an affiliate of Wilmington Trust, National Association (“WTNA”) and both WTC and WTNA are subsidiaries of M&T Bank Corporation]. Since [1998], [WTC] has served as trustee in numerous asset-backed securities transactions involving equipment retail installment loans and retail installment sale contracts. [WTC] has served as trustee for trusts involving securitizations of retail installment sale contracts and/or retail installment loans by the depositor since [2007].

[WTC] is subject to various legal proceedings that arise from time to time in the ordinary course of business. [WTC] does not believe that the ultimate resolution of any of these proceedings will have a materially adverse effect on its services as trustee or on the noteholders.

[WTC] has provided the above information for purposes of complying with Regulation AB. Other than the above [two] paragraphs, [WTC] has not participated in the preparation of, and is not responsible for, any other information contained in this prospectus.

The trustee’s responsibilities include establishing and maintaining the certificate distribution account (which [Citibank, N.A.] as the initial paying agent under the trust agreement may do on the trust’s behalf) for the benefit of the certificateholders, executing and delivering the transaction documents to which the trustee or the trust is a party, discharging the responsibilities of the transaction documents to which the trustee or the trust is a party, and administering the trust in the interests of the certificateholders, subject to the transaction documents. The trustee will not have the power, except upon the direction of the certificateholders, to remove the servicer or the administrator.

The trustee will not independently verify distribution calculations, access to and activity in transaction accounts, compliance with transaction covenants, use of credit enhancement, the [addition or] removal of receivables, the substitution of substitute equipment, or the underlying data used for such determinations.

The trust agreement will be signed by [WTC], in its individual capacity, but the trust agreement provides that in no event will [WTC], in its individual capacity, or any beneficial owner of the trust have any liability for the representations, warranties, covenants, agreements or other obligations of the trust thereunder or in any of the certificates, notices or agreements delivered pursuant thereto, as to all of which recourse will be had solely to the assets of the trust.

The trustee shall have no duty, responsibility or obligation to (or liability for failing to) monitor, supervise, confirm, verify or otherwise enforce the requirements or commitments applicable to any person arising under, related to or otherwise in connection with any law, rule or regulation in connection with risk retention.

The Indenture Trustee

The indenture trustee under the indenture pursuant to which the notes will be issued is [Citibank, N.A. (“Citibank”)], a [national banking association] with its office located at [388 Greenwich Street, New York, NY 10013][, and wholly owned subsidiary of Citigroup Inc., a Delaware corporation]. [Citibank performs as indenture trustee through the Agency and Trust line of business, a part of Issuer Services.] [Citibank] has primary corporate trust offices located in [both New York and London]. [Citibank] is a leading provider of corporate trust services offering a full range of agency, fiduciary, tender and exchange, depositary and escrow services. As of the end of the [    ] quarter of 20[  ], [Citibank’s Agency and Trust group] manages in excess of $[      ] in fixed income and equity investments on behalf of over [    ] corporations worldwide. Since [1987], [Citibank’s Agency and Trust group] has provided corporate trust services for asset-backed securities containing pool assets consisting of airplane leases, auto loans and leases, boat loans, commercial loans, commodities, credit cards, durable goods, equipment leases, foreign securities, funding agreement backed note programs, truck loans, utilities, student loans and commercial and residential mortgages. As of the end of the [    ] quarter of 20[  ], [Citibank] acts as indenture trustee and/or paying agent for approximately [     ] various asset backed trusts supported by either auto loans or leases or equipment loans or leases. [Citibank], as indenture trustee, has provided the above information for purposes of complying with Regulation AB. Other than this paragraph and the paragraphs under “Legal Proceedings” that are identified as having been provided by the indenture trustee, [Citibank], as indenture trustee, has not participated in the preparation of, and is not responsible for, any other information contained in this prospectus.

On or prior to each payment date, the indenture trustee will make the noteholder statement described under “Administrative Information about the Notes—Reports to Noteholders” for that payment date available via the indenture trustee’s internet website. The indenture trustee’s internet website for investor reporting will be located at [https://sf.citidirect.com ] or at such other address as the indenture trustee notifies the noteholders of in the manner described below. Any person who is unable to access the indenture trustee’s internet website may receive paper copy of the noteholder statements via first class mail by calling the indenture trustee at [(713) 693-6677]. The indenture trustee may change the manner in which the noteholder statements are distributed or otherwise made available in order to make the circulation of the noteholder statements more convenient and/or more accessible to the noteholders. The indenture trustee will provide timely and adequate notice to the noteholders of any change described above. For assistance with the indenture trustee’s internet website, noteholders may call [(888) 855-9695].

Access to the trust’s annual reports on Form 10-K, current reports on Form 8-K, and amendments to those reports and its distribution reports on Form 10-D filed or furnished pursuant to section 13(a) or 15(d) of the Exchange Act will be made available with the SEC at http://www.sec.gov, which can be accessed via links on CNH Industrial Capital LLC's website at https://www.cnhcapital.com/en_us/investor-info/sec-filings as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. Reports to security holders and information about the asset-backed securities described in “Administrative Information about the Notes—Reports to Noteholders” below will also be made available on these websites in this manner.

[[Citibank, N.A.] will be the indenture trustee for all of the Class A Notes and Class B Notes. Consequently, if an actual or potential event of default occurs with respect to any of these securities, the indenture trustee may be considered to have a conflicting interest for purposes of the Trust Indenture Act of 1939. In that case, the indenture trustee may be required to resign under the indenture, with respect to the Class A or Class B Notes, and we would be required to appoint a successor trustee. For this purpose, a “potential” event of default means an event that would be an event of default if the requirements for giving us default notice or for the default having to exist for a specific period of time were disregarded. The indenture will provide for a successor trustee to be appointed for one or more of the classes of notes in these circumstances, so that there will be separate trustees for the Class A Notes and the Class B Notes. In these circumstances, the Class A noteholders and the Class B noteholders will continue to vote as a single group and no such event will alter the voting rights of the Class A noteholders or Class B noteholders under the indenture. However, so long as any amounts remain unpaid with respect to the Class A Notes, only the trustee for the Class A noteholders will have the right to exercise remedies under the indenture (but the Class B noteholders will be entitled to their share of any proceeds of enforcement, subject to the subordination of the Class B Notes to the Class A Notes as described herein). Upon repayment of the Class A Notes in full, all rights to exercise remedies under the indenture will transfer to the trustee for the Class B Notes. Any resignation of the original indenture trustee as described above with respect to any class of notes will become effective only upon the appointment of a successor trustee for that class of notes and the successor’s acceptance of that appointment. During the period of time until a successor is appointed, the indenture trustee will have both (a) duties to noteholders under the indenture and (b) a conflicting interest under the indenture for purposes of the Trust Indenture Act.]

[In addition, [an] affiliate[s] of the indenture trustee [is an][are] underwriter[s] for this offering. The indenture trustee may have to resign if an actual or potential event of default occurs with respect to the notes within one year after this offering, since the indenture trustee would likely be considered to have a conflicting interest for purposes of the Trust Indenture Act of 1939 because of that affiliation. In that event, we would be required to appoint a successor trustee, unless the default is cured or waived within 90 days. Any resignation of the original indenture trustee as described above will become effective only upon the appointment of a successor trustee and the successor’s acceptance of that appointment. During the period of time until a successor is appointed, the indenture trustee will have both (a) duties to noteholders under the indenture and (b) a conflicting interest under the indenture for purposes of the Trust Indenture Act.]

The indenture trustee will be responsible for authenticating and delivering the notes, for making withdrawals from the collection account and note distribution account for payments on the notes [and to any swap counterparty], and for notifying the asset representations reviewer when a review has been directed by the noteholders. The indenture trustee will not independently verify distribution calculations, access to and activity in transaction accounts, compliance with transaction covenants, use of credit enhancement, the [addition or] removal of receivables, the substitution of substitute equipment, or the underlying data used for such determinations.

If an event that is, or with notice or the lapse of time or both would become, an event of default as described under “Description of the Notes—The Indenture—Events of Default; Rights Upon Event of Default” in this prospectus occurs and is continuing and is known to certain officers of the indenture trustee (each a “responsible officer”), the indenture trustee will mail to each noteholder [and [the][each] swap counterparty] notice of the default within 30 days after it occurs. Except in the case of an event that is, or with notice or the lapse of time or both would become, an event of default due to a default in payment of principal of or interest on a note, the indenture trustee may withhold the notice if and so long as a committee of its responsible officers in good faith determines that withholding the notice is in the interests of noteholders [and [the][each] swap counterparty].

The trust will give the indenture trustee[, any swap counterparty] and each hired NRSRO prompt written notice of each such event of default under the indenture, each default on the part of the servicer or the depositor of its obligations under the sale and servicing agreement and each default on the part of the sponsor of its obligations under the purchase agreement between it and the depositor.

In addition, the trust will deliver to the indenture trustee [and any swap counterparty], within five days after the trust or the administrator obtains actual knowledge thereof, written notice in the form of an officer’s certificate of any event that, with the giving of notice or the lapse of time or both, would become an event of default under the third or fourth bullet point under “Description of the Notes—The Indenture—Events of Default; Rights Upon Event of Default,” the status of the event and what action the trust is taking or proposes to take with respect thereto.

Asset Representations Reviewer

[Clayton Fixed Income Services LLC (“Clayton”)], a [Delaware limited liability company], will act as the “asset representations reviewer” under the asset representations review agreement.

[Insert description of asset representations reviewer, including prior experience as asset representations reviewer for ABS transactions involving similar assets, as required by Item 1109(b)(2) of Regulation AB.]

The asset representations reviewer is an “eligible asset representations reviewer,” meaning that (i) it is not affiliated with the sponsor, the depositor, the servicer, the indenture trustee, the trustee or any of their affiliates and (ii) neither it nor any of its affiliates has been hired by the sponsor or the underwriters to perform pre-closing due diligence work on the receivables. For so long as the notes remain outstanding, the asset representations reviewer must be an eligible asset representations reviewer. The asset representations reviewer is not responsible for (a) reviewing the receivables for compliance with the representations under the transaction documents, except in connection with a review under the asset representations review agreement or (b) determining whether noncompliance with any representation is a breach of the transaction documents or if any receivable is required to be repurchased.

The asset representations reviewer’s main obligations will be:

•	reviewing each review receivable following receipt of a review notice from the indenture trustee, and

•	providing a report on the results of the review to the trust, the servicer and the indenture trustee.

For a description of the review to be performed by the asset representations reviewer, you should read “Administrative Information About the Notes—Asset Representations Review.”

The asset representations reviewer will not be liable for any action, omission or error in judgment unless it is willful misconduct, bad faith or negligence by the asset representations reviewer. The asset representations reviewer will not be liable for any errors in any review materials relied on by it to perform a review or for the noncompliance or breach of any representation made about the receivables.

The trust and the administrator will indemnify the asset representations reviewer for liabilities and damages resulting from the asset representations reviewer’s performance of its obligations under the asset representations review agreement unless caused by the willful misconduct, bad faith or negligence (other than errors in judgment) of the asset representations reviewer or as a result of any breach of representations made by the asset representations reviewer in the asset representations review agreement.

The servicer will pay the annual fees of the asset representations reviewer. The trust will pay the review fees of the asset representations reviewer, reimburse the asset representations reviewer for its reasonable out-of-pocket travel expenses for a review and pay any indemnities due to the asset representations reviewer, to the extent those amounts are not paid or reimbursed by the administrator. The trust will pay these amounts to the asset representations reviewer on each payment date up to the limit of $[             ] per year, before the trust makes any other payments. The trust will pay any of these amounts in excess of the limit only after paying in full on that payment date all other fees and expenses of the trust and all required interest and principal payments on the notes and after any required deposits in the spread account have been made. Following an event of default, however, these fees, expenses and indemnities will be paid first.

The asset representations reviewer may not resign, unless it becomes legally unable to perform its obligations as asset representations reviewer. The trust may remove the asset representations reviewer if the asset representations reviewer (a) ceases to be an eligible asset representations reviewer, (b) breaches any of its representations, warranties, covenants or obligations or (c) becomes subject to a bankruptcy. No resignation or removal of the asset representations reviewer will be effective until a successor asset representations reviewer who is an eligible asset representations reviewer is in place. The asset representations reviewer will pay the expenses of transitioning the asset representations reviewer’s obligations to the successor asset representations reviewer.

[Initial Swap Counterparty]

[[    ], a [   ], is the initial swap counterparty. [    ] is [insert description of general character of business]. We have determined that the “significance percentage” for the Class A-2b Notes swap, within the meaning of Item 1115 of Regulation AB of the Securities and Exchange Commission is less than 10%. [Insert description of any affiliation with underwriters or other transaction parties.]]

Origination of Receivables

General

CNH Capital originates receivables that will be sold to the trust in several ways:

•	It purchases retail installment sale contracts from dealers in agricultural [and] construction [and other] equipment manufactured or otherwise distributed by CNH N.V. [and other equipment not manufactured or distributed by CNH N.V.].

•	It finances retail installment sale contracts originated through several retail outlets wholly or partially owned by CNH Industrial America LLC, which contracts are assigned to CNH Capital.

•	It makes retail installment loans directly to its customers that are secured by agricultural [and] construction [and other] equipment, which may include refinancings of equipment in the ordinary course of CNH Capital’s business.

Receivables originated under any of the methods listed above are originated by CNH Capital if they are originated pursuant to CNH Capital’s underwriting criteria, which in some cases may be created under these criteria by CNH Capital through its relationship with its dealers. [To insert if CNH Capital is not the sole originator: CNH Capital has also acquired receivables not originated by CNH Capital in this manner, and for which it is not to be considered the originator. [To identify any originator(s), apart from the sponsor or its affiliates, that originated 10% or more of the pool assets, as well as any originator(s) originating less than 10% of the pool assets if the cumulative amount originated by parties other than the sponsor or its affiliates is more than 10% of the pool assets. Refer to Item 1110(a) of Regulation AB. If any of these originators has originated, or is expected to originate, more than 20% of the pool assets, to provide the information required by Item 1110(b) and (c) of Regulation AB.]]

CNH Capital finances, or may in the future finance, the following categories of equipment:

Agricultural equipment:	tractors, combines, cotton pickers, soil management equipment, planting, seeding and harvesting equipment, hay and forage equipment, crop care equipment (such as sprayers and irrigation equipment), small telescopic handlers and other related equipment
Construction equipment:	excavators, backhoes, wheel loaders, skid steer loaders, tractor loaders, trenchers, horizontal directional drilling equipment, telescopic handlers, forklifts, compaction equipment, crawlers (e.g., bulldozers), cranes and other related equipment
[Other equipment:]	[trailers, all-terrain vehicles, forestry equipment; however, receivables relating to such “other equipment” will collectively make up less than 10% of the assets of the trust]

A “dealer” for purposes of this prospectus means the dealer (which may include retail outlets owned in whole or in part by CNH Industrial America LLC) or other third-party that originated and assigned the respective receivable to CNH Capital or New Holland Credit, as applicable, under a dealer agreement.

A “dealer agreement” for purposes of this prospectus means the retail financing agreement, warranty agreement or other agreement between the applicable dealer and CNH Capital or New Holland Credit, as applicable, which governs the terms of sales of receivables from that dealer to CNH Capital or New Holland Credit, as applicable.

Credit Approval Process

CNH Capital requires each prospective customer to complete a credit application that lists the applicant’s personal information and authorizes credit checks. This information is obtained by a dealer or CNH Capital, and in either case is sent to a centralized finance office maintained by CNH Capital. The finance office then processes this information through an automated credit approval program, as described below, and, if not automatically approved, the information is reviewed by an underwriter, who, if necessary, obtains additional information to evaluate the applicant’s creditworthiness. The extent of the additional information varies based primarily on the amount of financing requested and the applicant’s credit profile. In most cases, CNH Capital obtains a credit bureau report on the applicant from an independent credit bureau or checks credit references provided by the applicant, typically banks, finance companies or suppliers that have furnished credit to the applicant. In some cases, CNH Capital obtains financial statements of the applicant.

As part of the credit review process, CNH Capital analyzes data regarding the applicant and additional information using a credit scoring model that was developed internally and is periodically evaluated by CNH Capital. The model is reflective of CNH Capital’s experience, using variables that historically have been predictive of future loan performance. CNH Capital also maintains recent account history and performance data for past and present customers, and takes an applicant’s past credit performance with CNH Capital into account in making credit decisions.

CNH Capital evaluates creditworthiness based on written underwriting guidelines that consist of criteria established by its management. It uses the same general credit criteria for retail installment sales contracts and retail installment loans, regardless of whether the related receivable will be purchased by CNH Capital from a dealer or takes the form of a direct loan by CNH Capital to an equipment purchaser.

CNH Capital has used an automated credit approval program for retail installment sale contracts and retail installment loans since 2005. Credit applications for retail installment sale contracts and retail installment loans are electronically evaluated by CNH Capital’s automated credit approval program when received, and are either automatically approved under that program or submitted for further review to a CNH Capital credit underwriter based on criteria established by the management of CNH Capital. The automated credit approval program takes into account various factors, including, among other things, transaction terms, equipment type, applicant credit quality and the applicant’s recent account history and performance with CNH Capital. It also includes certain fraud checks. In instances where a final credit decision is not rendered under the automated credit approval program, the final credit decision is made by a CNH Capital credit underwriter with appropriate authority in accordance with CNH Capital’s written underwriting guidelines. Failure to be approved under the automated credit approval program does not mean that the applicant or the credit applied for does not meet CNH Capital’s written underwriting guidelines. The automated credit approval program is simply an automated electronic tool designed to review credit applications in an expedited manner using logic and factors that determine that CNH Capital is comfortable with the potential credit and fraud risk without the need for further review. If further review is required, an underwriter will manually review the credit information, the requested terms and any other information relating to the submitted credit application. The underwriter may also request additional information from the applicant. The underwriter will then make a decision based on underwriting guidelines, resulting in approval, conditional approval, review by an underwriter with higher approval authority or denial.

For approved transactions, dealers may submit electronic copies of final contracts for funding [or may contract electronically using CNH’s electronic contracting vendor]. Each contract is evidenced by “tangible chattel paper” or “electronic chattel paper” (as each term is used in the New York UCC). [In the case of tangible chattel paper, to complete the processing of a retail installment sale contract or retail installment loan for physical contracts, the applicable original contract is transmitted to a central operations center in New Holland, Pennsylvania, where it is electronically scanned, matched and verified against the electronically submitted contract and stored. Some contracts are identified for follow up review and/or rework in order to obtain or include additional information.] [In the case of electronic chattel paper, the sponsor utilizes specific software to capture electronic signatures and an electronic vaulting system to maintain a single “authoritative copy” (as such term is used in Section 9-105 of the UCC) that is vaulted in electronic form. The vault system is designed to permit the perfection of a security interest in receivables evidenced by electronic contracts through “control” (as such term is used in Section 9-105 of the UCC).]

Loan-to-Value Ratio

Under CNH Capital’s current underwriting guidelines, the amount that CNH Capital will finance under a receivable varies based on the applicant’s credit history, the type of and/or anticipated usage of the equipment to be financed, whether the equipment is new or used, the payment schedule and the payment period for the receivable. In addition to equipment purchase price, the amount financed may also include related transaction costs and expenses, such as shipping costs and applicable taxes, as well as the cost of ancillary products, such as insurance, planned maintenance and warranties, which products may contribute to maintaining the value of the equipment.

Unless specifically approved by an authorized credit underwriter with the appropriate approval authority, the amount financed may not exceed a specified percentage of the value of the new or used equipment, up to [   ]%, determined based upon the anticipated use of the equipment (agriculture or construction), the applicant’s occupation or business, whether the equipment is new or used and whether or not the equipment was manufactured or distributed by CNH N.V. For this purpose, the value of new equipment is determined to be the dealer’s wholesale (invoice) cost, and the value of used equipment is determined to be the value of such equipment at the time of origination based on market data using one or more well-established third-party equipment valuation tools.

CNH Capital may finance amounts in excess of the percentage set forth above when a credit underwriter with appropriate approval authority has determined, based on the applicant’s overall credit or financial condition, that the applicant has resources sufficient to support approval of the excess. There is no overall limit on the percentage that may be approved by an authorized credit underwriter, but higher level internal approvals are required where the amount financed would exceed the underwriter’s approval authority.

Dealer Agreements

Some of the receivables that CNH Capital buys from dealers provide for recourse to the dealer if the obligor defaults on the receivable. CNH Capital will assign, directly or indirectly, to us, and we will assign to the trust any rights to proceeds from such recourse against dealers. The level of recourse to dealers varies, and in some instances a dealer’s recourse obligation is contingent upon CNH Capital obtaining the related equipment from the obligor and presenting it to the dealer.

Even when CNH Capital purchases a receivable without recourse to the dealer for obligor defaults, the selling dealer makes limited representations and warranties about the receivables. CNH Capital will assign, directly or indirectly, to us, and we will assign to the trust, any proceeds from rights against dealers arising as a result of a breach of these representations and warranties relating to the receivables acquired by the trust.

We make no representation as to the financial condition of any of the dealers or about their abilities to perform any repurchase obligations that may arise.

In addition, dealers that sell receivables to CNH Capital under certain of its dealer agreements retain the right to repurchase those receivables at any time.

Pool Underwriting

As described in “Origination of Receivables—Credit Approval Process,” under CNH Capital’s credit approval process, credit applications for receivables are electronically evaluated by CNH Capital’s automated credit approval program when received and are either automatically approved or submitted for further review by a CNH Capital credit underwriter based on criteria established by the management of CNH Capital. When not automatically approved, the final credit decision is a subjective determination made by a CNH Capital credit underwriter with appropriate authority based on all of the information gathered and in accordance with CNH Capital’s written underwriting guidelines. None of the receivables in the pool were originated with exceptions to CNH Capital’s written underwriting guidelines.

Review of Receivables

In connection with the offering of the notes, the depositor has performed a review of the receivables in the pool [as of the [initial] cutoff date] [(and will perform such review with respect to any subsequent receivables as of the applicable subsequent cutoff date)] and the disclosure regarding those receivables required to be included in this prospectus by Item 1111 of Regulation AB (such disclosure, the “Rule 193 Information”). This review was designed and effected to provide the depositor with reasonable assurance that the Rule 193 Information is accurate in all material respects.

The depositor consulted with, and was assisted by, responsible personnel of CNH Capital in performing the review. In addition, portions of the review of legal matters and of the review of statistical information and the receivables files were performed with the assistance of third parties engaged by the depositor. The depositor determined the nature, extent and timing of the review and the sufficiency of the assistance provided by the third parties and by CNH Capital for purposes of its review. The depositor had ultimate authority and control over, and assumes all responsibility for, the review and the findings and conclusions of the review. The depositor attributes all findings and conclusions of the review to itself.

As part of the review, the depositor identified the Rule 193 Information to be covered and identified the review procedures for each portion of the Rule 193 Information. Descriptions consisting of factual information were reviewed and approved by the depositor’s and CNH Capital’s senior management in charge of securitization to ensure the accuracy of such descriptions. The depositor consulted with internal counsel of CNH Capital in connection with a review of the Rule 193 Information consisting of descriptions of portions of the transaction documents and confirmed that Rule 193 Information consisting of descriptions of portions of the transaction documents had been compared to the related transaction documents to ensure the descriptions were accurate. The depositor also consulted with internal counsel of CNH Capital, as well as external counsel, with respect to the description of the legal and regulatory provisions that may materially and adversely affect the performance of the receivables or payments on the notes.

In addition, the depositor, with the assistance of CNH Capital, also performed a review of the receivables [as of the [initial] cutoff date] [(and will perform such review with respect to any subsequent receivables as of the applicable subsequent cutoff date)] to confirm that those receivables satisfied the criteria set forth in the [fourth] paragraph under “The Receivables Pool” and in the [first] paragraph under “Pool Assets—Selection Process.” The first aspect of that review was performed by members of the depositor’s and CNH Capital’s securitization groups and involved applying automated and manual filters to the pool data tape, which is an electronic record prepared by the depositor and CNH Capital that includes certain attributes of the receivables, and then comparing that data against a checklist containing all pool selection criteria as defined in the relevant transaction documents. The purpose of this component of the overall review was to test whether the receivables in the pool conformed to pool selection criteria in all material aspects as described in the first sentence of this paragraph, as well as criteria set forth in the relevant transaction documents. The second aspect of the review tested the accuracy of the individual receivables data contained in the data tape. For this part of the review, the depositor and CNH Capital selected a random sample of [  ] receivable files [relating to the [initial] receivables] [(and will select a similar proportion of subsequent receivables for review in connection with each subsequent transfer)] to confirm certain data points such as APR, equipment type and origination date conformed to the applicable information on the data tape. [While certain][No] discrepancies were discovered where the data set forth in the data tape did not match the appropriate point on the corresponding receivable file[, the depositor determined the scope and frequency of those discrepancies to be immaterial].

In addition, the depositor conducted a review of a comparison of the statistical information contained under “The Receivables Pool,” to data in, or derived from, the data tape. Statistical information relating to the receivables in the pool contained under “The Receivables Pool” was recalculated using the applicable information on the data tape.

Finally, the depositor’s review of the receivables is also supported by CNH Capital’s periodic internal control reviews and internal audits of various processes, including its origination and reporting system processes, which help ensure the integrity of portions of the data and information included in this prospectus (including portions of the Rule 193 Information).

After undertaking the review described above, the depositor has found and concluded that it has reasonable assurance that the Rule 193 Information in this prospectus is accurate in all material respects.

Static Pool Data

Information regarding prior securitized pools of the sponsor that are of a type similar to the trust’s receivables can be found in Annex A to this prospectus.

The characteristics of receivables included in these prior securitized pools, as well as the social, economic and other conditions existing at the time when those receivables were originated and repaid, may vary materially from the characteristics of the trust’s receivables and the social, economic and other conditions existing at the time when the trust’s receivables were originated and that will exist when the trust’s receivables are repaid. As a result of each of the foregoing, there is no assurance that the performance of the prior securitized pools will correspond to or be an accurate predictor of the performance of the trust’s receivables.

Repurchase Requests

The transaction documents for prior pools of equipment receivables (which include retail installment sales contracts and/or retail installment loans) that were securitized by CNH Capital contain covenants requiring the repurchase of an underlying receivable for the breach of a related representation or warranty. In the past three years, [none of CNH Capital, the depositor, or as applicable for the transactions, the indenture trustee, the trustee or the administrative agent, received a demand] to repurchase any equipment receivable underlying a securitization of equipment receivables sponsored by CNH Capital[, and there was no activity with respect to any demand made prior to such period]. CNH Capital, as securitizer, discloses all fulfilled and unfulfilled repurchase requests for equipment receivables that were the subject of a demand to repurchase on SEC Form ABS-15G. CNH Capital filed its most recent Form ABS-15G relating to repurchase disclosure with the SEC on [     ], 20[    ]. CNH Capital’s CIK number is 0001540092.

For more information on obtaining a copy of the report, you should read the third paragraph under “Where You Can Find More Information,” which is also applicable to where reports by CNH Capital can be found.

Pool Assets

The following description of the receivables summarizes certain parts of the transaction documents. For more details about the transaction documents, you should read the forms of the transaction documents that are included as exhibits to the registration statement filed with the SEC that includes this prospectus.

Selection Process

CNH Capital will use several criteria to select receivables to be sold to the trust. These criteria will include that:

(1)	each receivable transferred to the trust must:

(a)	be secured by new or used agricultural [or] construction [or other] equipment;

(b)	be originated in the United States;

(c)	provide for payments that fully amortize the amount financed over its original term to maturity[; these payments may, in the case of a floating rate receivable, be increased (resulting in larger subsequent scheduled payments) or decreased (by reducing the amounts of subsequent scheduled payments) if the [prime rate] [(or other index rate, such as SOFR)] component of the contract underlying the floating rate receivable increases or decreases, respectively, from the rate in effect on the date of the contract];

(d)	not be a non-performing receivable and not have a payment that is more than 90 days overdue as of the end of the month prior to the day it is sold to the trust or other material default outstanding; and

(e)	not have an obligor that is shown in CNH Capital’s records as currently being the subject of a bankruptcy proceeding; and

(2)	delinquent receivables must constitute less than 20% of the aggregate statistical contract value of the receivables pool as of the [initial] cutoff date [and as of each cutoff date during any pre-funding period].

CNH Capital will not use selection procedures that CNH Capital believes to be adverse to you in selecting the receivables for the trust.

The trust’s receivables [may] include receivables with respect to which the required initial payment has not been made. They [may] also include interest waiver receivables, under which interest does not begin to accrue for a designated time period or at all, as well as receivables originated through special interest rate financing programs.

Interest and Amortization Types

The trust’s receivables [may] include [fixed rate,] [floating rate] [and non-interest bearing] receivables[, as well as receivables that provide for [different [fixed] [or] [floating] interest rates] [or] [different formulae to calculate the floating interest rate] at different times during the life of the receivable. The receivables have an explicit interest rate that is usually named in the contract that evidences the receivable.

All of the receivables in the trust that are interest bearing will be simple interest receivables. Under a simple interest receivable, each installment payment is divided between interest and principal based on the actual date on which a payment is received. The interest component equals the unpaid principal amount financed, multiplied by the annual interest rate, multiplied by the fraction of a calendar year that has elapsed since the preceding payment of interest was made.

Under a simple interest receivable, if an obligor pays a fixed periodic installment before its scheduled due date, the portion of the payment allocable to interest for the period since the preceding payment was made will be less than it would have been had the payment been made as scheduled, and the portion of the payment applied to reduce the unpaid principal balance will be correspondingly greater. Conversely, if an obligor pays a fixed periodic installment after its scheduled due date, the portion of the payment allocable to interest for the period since the preceding payment was made will be greater than it would have been had the payment been made as scheduled, and the portion of the payment applied to reduce the unpaid principal balance will be correspondingly less. The final installment on a simple interest receivable is increased or decreased as necessary to adjust for variations in the amounts of prior installments applied to principal, based upon the date on which they were made. If a simple interest receivable is prepaid, the obligor is required to pay interest only to the date of prepayment.

[Additional Terms of Floating Rate Receivables]

[As stated under “—Interest and Amortization Types,” the trust’s receivables [may] include floating rate receivables. [Generally,] the interest rate on a floating rate receivable will be based on [the prime rate as published in the Wall Street Journal] [or] [another index rate (such as SOFR)], will be recalculated on a regular basis [and [may] increase[, subject to an interest rate cap,] [or] [decrease, subject to an interest rate floor]. Equal installment payments of principal and interest are calculated and fixed on the date of the contract underlying a floating rate receivable based on the applicable [prime] [or] [such other] index rate set forth in the contract and price of the equipment financed. Changes in the [prime] [or] [such other] index rate may result in an increase or decrease of the total amount due and collectible under a floating rate receivable. If the [prime] [or][such other] index rate increases from the [prime] [or] [such other] index rate set forth in a contract underlying a floating rate receivable, the subsequent scheduled payments will be adjusted upwards. Similarly, if the [prime] [or] [such other] index rate decreases from the [prime] [or] [such other] index rate set forth in the contract underlying a floating rate receivable, the subsequent scheduled payments will be adjusted downwards. As a result of these cumulative increases and decreases, the actual payments may be significantly higher or lower than the payments originally set forth in the contract underlying a floating rate receivable.]

Payment Terms

The receivables have a variety of repayment schedules tailored to the applicant’s anticipated cash flows, such as annual, semi-annual, quarterly, monthly and irregular payment schedules. Receivables secured by construction equipment are normally financed with equal monthly payments. However, obligors can select a “skip payment” schedule, under which payments in up to six predetermined consecutive months are “skipped” to coincide with slow work periods. For example, contractors in areas with colder winters normally elect to skip payments in January, February and March, in which case the normal twelve payments are amortized over a nine-month period. Obligors can only make this election at the time the receivable is originated.

Insurance

Obligors are required to obtain and maintain physical damage insurance with respect to the financed equipment.

Dealers that sell receivables to CNH Capital under their current retail agreements are responsible for verifying insurance coverage on the equipment at the time the receivable is originated. If a dealer fails to verify insurance coverage and the obligor did not obtain insurance coverage at the time the receivable was originated, the dealer will be responsible for any resulting loss.

At the time the receivable is originated, CNH Capital allows a customer’s physical damage insurance to be financed under the receivable.

The Receivables Pool

[Static pool data for current pool to be provided if seasoned and would reveal trend or pattern that is material and not evident from other data presented.]

The pool of receivables held by the trust will [include][consist of] the [initial] receivables purchased on the closing date [and any additional receivables purchased during the trust’s pre-funding period].

A number of calculations described in this prospectus, and calculations required by the agreements governing the trust and the notes, are based upon the Contract Value of the receivables. “Contract Value” means, as of any calculation date, the sum of (a) the present value of the scheduled and unpaid payments on the receivables discounted monthly at an annual rate equal to the Specified Discount Factor, which exceeds the weighted average adjusted annual percentage rate of the receivables as of the cutoff date, plus (b) the amount of past due payments as of the [applicable] cutoff date. The “Specified Discount Factor” equals [      ]%. Any defaulted receivables liquidated by the servicer through the sale or other disposition of the related equipment or that the servicer has, after using all reasonable efforts to realize upon the related equipment, determined to charge off without realizing upon the related equipment are deemed to have a Contract Value of zero. Whenever we refer to a “weighted average adjusted annual percentage rate” in this prospectus, we mean a weighted average annual percentage rate determined by converting the individual annual percentage rate of each receivable (other than receivables with a monthly payment frequency) to an equivalent annual percentage rate as if such receivable had a monthly payment frequency, which is weighted by the outstanding scheduled payments discounted at the equivalent annual percentage rate.

The Contract Value of any particular receivable may be greater than or less than its outstanding principal amount, depending primarily upon whether the annual percentage rate of that receivable is greater than or less than the Specified Discount Factor. If a receivable’s annual percentage rate is greater than the Specified Discount Factor, its Contract Value will be greater than its outstanding principal balance because the discount rate used to determine its Contract Value is lower than the annual percentage rate that generated the finance charge component of the scheduled payments that are discounted to determine the Contract Value. Conversely, if a receivable’s annual percentage rate is lower than the Specified Discount Factor, its Contract Value will be less than its outstanding principal balance because the discount rate used to determine its Contract Value is greater than the annual percentage rate that generated the finance charge component of the scheduled payments that are discounted to determine the Contract Value.

The [initial] receivables were selected [and any additional receivables will be selected] by CNH Capital from its portfolio using several criteria, including the criteria set forth above under “Pool Assets—Selection Process” and the additional criteria that:

(1)	each receivable is [either] [non-interest bearing] [or is] [a fixed rate, simple interest] retail installment sale contract or retail installment loan;

(2)	each receivable has a remaining term to maturity of not more than [ ] months as of the [applicable] cutoff date and a scheduled maturity not later than the date that is [ ] months prior to the final scheduled maturity date for the notes;

(3)	each receivable has a Statistical Contract Value as of the [applicable] cutoff date that (when combined with the Statistical Contract Value of any other receivables with the same or an affiliated obligor) does not exceed [1]% of the aggregate Statistical Contract Value of all the [initial] receivables as of the [initial][applicable] cutoff date[;]

[(4)]	[after giving effect to each transfer of additional receivables, the weighted average original term of the receivables in the trust will not be greater than [ ] months;] and

[(5)]	[after giving effect to each transfer of additional receivables, not more than [ ]% of the Contract Value of the receivables in the trust will represent contracts for the financing of construction equipment].

The receivables as they are constituted on the [initial] cutoff date [or on the cutoff date for any addition of receivables] will not deviate from the foregoing characteristics. There will be no independent verification of CNH Capital’s determinations that the [initial] receivables [and the additional receivables] meet the selection criteria set forth above, except that CNH Capital is required to have a third party verify some calculations relevant to these criteria.

The Contract Value of the [initial] receivables will represent approximately [      ]% of the sum of initial outstanding principal amount of the notes. [Except for the criteria described in the preceding paragraphs, there will be no required characteristics of the additional receivables. Therefore, following the transfer of additional receivables to the trust, the aggregate characteristics of all of the receivables in the trust, including the composition of the receivables, the distribution by receivable type, annual percentage rate, [advance rate,] equipment type (including the composition of new and used equipment), payment frequency, current Statistical Contract Value and geographic distribution described in the following tables, may vary from those of the initial receivables. Following the end of the pre-funding period, if our reporting obligations under the Exchange Act relating to the notes remain in effect, and if we have transferred additional receivables to the trust, we will file a report on Form 10-D containing information comparable to that contained in the tables set forth below regarding the aggregate characteristics of all of the receivables in the trust, after the addition of the additional receivables.]

The composition, distribution by [receivable type,] annual percentage rate, equipment type (including the composition of new and used equipment), payment frequency, Statistical Contract Value[, advance rate] and geographic distribution, in each case of the [initial] receivables as of the [initial] cutoff date, which is [     ], 20[   ], [[if the Base Transaction is issued and if the Upsize Transaction is issued,]] are as set forth in the following tables. For purposes of this prospectus, the “Statistical Contract Value” for each receivable has been calculated as the current balance of the receivable on the servicer’s records. Totals may not add to 100% due to rounding. [Also for purposes of this prospectus, the “[advance rate]” or the “[Advance Rate]” with respect to any receivable or receivables is a percentage equal the original amount financed divided by, in the case of new equipment, the dealer’s wholesale (invoice) cost of the financed equipment, and, in the case of used equipment, the value of the financed equipment at the time of origination determined based on market data using one or more well-established third-party equipment valuation tools.]

Composition of the Receivables
as of the [Initial] Cutoff Date [[(Base Transaction)]]

Weighted Average Adjusted APR	Aggregate Statistical Contract Value	Number of Receivables	Weighted Average Remaining Term	Weighted Average Original Term
[ ]%	$[ ]	[ ]	[ ] months	[ ] months

Average Outstanding Statistical Contract Value	Average Original Statistical Contract Value	Weighted Average Age of Contracts	[Weighted Average Advance Rate
$[ ]	$[ ]	[ ] months	[ ]%]

[Total Accrued and Unpaid Interest on [Loans] [and] [Retail Installment Sales Contracts] with Payments 31 or More Days Past Due
$[ ]]

[[Composition of the Receivables
as of the [Initial] Cutoff Date (Upsize Transaction)]]

[[

Weighted Average Adjusted APR	Aggregate Statistical Contract Value	Number of Receivables	Weighted Average Remaining Term	Weighted Average Original Term
[ ]%	$[ ]	[ ]	[ ] months	[ ] months

Average Outstanding Statistical Contract Value	Average Original Statistical Contract Value	Weighted Average Age of Contracts	[Weighted Average Advance Rate
$[ ]	$[ ]	[ ] months	[ ]%]

[Total Accrued and Unpaid Interest on [Loans] [and] [Retail Installment Sales Contracts] with Payments 31 or More Days Past Due
$[ ]]

]]

Distribution by Contract Annual Percentage Rate of the Receivables
as of the [Initial] Cutoff Date [[(Base Transaction)]]

Contract APR(1) Range	Number of Receivables	Aggregate Statistical Contract Value	Percent of Aggregate Statistical Contract Value
0.000% — 0.999%	[ ]	$[ ]	[ ]%
1.000% — 1.999%	[ ]	[ ]	[ ]%
2.000% — 2.999%	[ ]	[ ]	[ ]%
3.000% — 3.999%	[ ]	[ ]	[ ]%
4.000% — 4.999%	[ ]	[ ]	[ ]%
5.000% — 5.999%	[ ]	[ ]	[ ]%
6.000% — 6.999%	[ ]	[ ]	[ ]%
7.000% — 7.999%	[ ]	[ ]	[ ]%
8.000% — 8.999%	[ ]	[ ]	[ ]%
9.000% — 9.999%	[ ]	[ ]	[ ]%
10.000% — 10.999%	[ ]	[ ]	[ ]%
11.000% — 11.999%	[ ]	[ ]	[ ]%
12.000% — 12.999%	[ ]	[ ]	[ ]%
[13.000% — 13.999%]	[ ]	[ ]	[ ]%
[14.000% — 14.999%]	[ ]	[ ]	[ ]%
[15.000% — 15.999%]	[ ]	[ ]	[ ]%
[16.000% — 16.999%]	[ ]	[ ]	[ ]%[(2)]
Total	[ ]	$[ ]	100.00%

(1)	The “APR” for purposes of this table is the interest rate set forth in the receivables contract which is applicable as of the cutoff date, but which for receivables in an interest waiver period will not begin to accrue at such rate for a designated time period.

[(2)	Denotes a number greater than 0.000% but less than 0.005%.]

[[Distribution by Contract Annual Percentage Rate of the Receivables
as of the [Initial] Cutoff Date (Upsize Transaction)]]

[[

Contract APR(1) Range	Number of Receivables	Aggregate Statistical Contract Value	Percent of Aggregate Statistical Contract Value
0.000% — 0.999%	[ ]	$[ ]	[ ]%
1.000% — 1.999%	[ ]	[ ]	[ ]%
2.000% — 2.999%	[ ]	[ ]	[ ]%
3.000% — 3.999%	[ ]	[ ]	[ ]%
4.000% — 4.999%	[ ]	[ ]	[ ]%
5.000% — 5.999%	[ ]	[ ]	[ ]%
6.000% — 6.999%	[ ]	[ ]	[ ]%
7.000% — 7.999%	[ ]	[ ]	[ ]%
8.000% — 8.999%	[ ]	[ ]	[ ]%
9.000% — 9.999%	[ ]	[ ]	[ ]%
10.000% — 10.999%	[ ]	[ ]	[ ]%
11.000% — 11.999%	[ ]	[ ]	[ ]%
12.000% — 12.999%	[ ]	[ ]	[ ]%
[13.000% — 13.999%]	[ ]	[ ]	[ ]%
[14.000% — 14.999%]	[ ]	[ ]	[ ]%
[15.000% — 15.999%]	[ ]	[ ]	[ ]%
[16.000% — 16.999%]	[ ]	[ ]	[ ]%[(2)]
Total	[ ]	$[ ]	100.00%

(1)	The “APR” for purposes of this table is the interest rate set forth in the receivables contract which is applicable as of the cutoff date, but which for receivables in an interest waiver period will not begin to accrue at such rate for a designated time period.

[(2)	Denotes a number greater than 0.000% but less than 0.005%.]

]]

[Distribution by Advance Rate of the Receivables
as of the [Initial] Cutoff Date [[(Base Transaction)]]

Advance Rate Range	Number of Receivables	Aggregate Statistical Contract Value	Percent of Aggregate Statistical Contract Value
Up to 20.99%	[ ]	$[ ]	[ ]%
21.00% — 40.99%	[ ]	[ ]	[ ]%
41.00% — 60.99%	[ ]	[ ]	[ ]%
61.00% — 80.99%	[ ]	[ ]	[ ]%
81.00% — 100.99%	[ ]	[ ]	[ ]%
101.00% — 120.99%	[ ]	[ ]	[ ]%
121.00% — 140.99%	[ ]	[ ]	[ ]%
[Greater than or equal to 141.00%]	[ ]	[ ]	[ ]%
Total	[ ]	$[ ]	100.00%

]

[[Distribution by Advance Rate of the Receivables
as of the [Initial] Cutoff Date (Upsize Transaction)]]

[[

Advance Rate Range	Number of Receivables	Aggregate Statistical Contract Value	Percent of Aggregate Statistical Contract Value
Up to 20.99%	[ ]	$[ ]	[ ]%
21.00% — 40.99%	[ ]	[ ]	[ ]%
41.00% — 60.99%	[ ]	[ ]	[ ]%
61.00% — 80.99%	[ ]	[ ]	[ ]%
81.00% — 100.99%	[ ]	[ ]	[ ]%
101.00% — 120.99%	[ ]	[ ]	[ ]%
121.00% — 140.99%	[ ]	[ ]	[ ]%
[Greater than or equal to 141.00%]	[ ]	[ ]	[ ]%
Total	[ ]	$[ ]	100.00%

]]

[Distribution by Type of Interest Rate on the Contracts
as of the [Initial] Cutoff Date [[(Base Transaction)]]

Interest Rate Type	Number of Receivables	Aggregate Statistical Contract Value	Percent of Aggregate Statistical Contract Value
[Fixed]	[ ]	$[ ]	[ ]%
[Floating]	[ ]	[ ]	[ ]%
Total	[ ]	$[ ]	100.00%

[[Distribution by Type of Interest Rate on the Contracts
as of the [Initial] Cutoff Date (Upsize Transaction)

Interest Rate Type	Number of Receivables	Aggregate Statistical Contract Value	Percent of Aggregate Statistical Contract Value
[Fixed]	[ ]	$[ ]	[ ]%
[Floating]	[ ]	[ ]	[ ]%
Total	[ ]	$[ ]	100.00%

]]  ]

Distribution by Equipment Type of the Receivables
as of the [Initial] Cutoff Date [[(Base Transaction)]]

Equipment Type	Number of Receivables	Aggregate Statistical Contract Value	Percent of Aggregate Statistical Contract Value
Agriculture	[ ]	$[ ]	[ ]%
New	[ ]	[ ]	[ ]%
Used	[ ]	[ ]	[ ]%
Construction	[ ]	[ ]	[ ]%
New	[ ]	[ ]	[ ]%
Used	[ ]	[ ]	[ ]%
[Other]	[ ]	[ ]	[ ]%
[New]	[ ]	[ ]	[ ]%
[Used]	[ ]	[ ]	[ ]%
Total(1)	[ ]	$[ ]	100.00%

(1)	Totals reflect the sum of the aggregate agricultural [and] construction [and other] data in this table.

[[Distribution by Equipment Type of the Receivables
as of the [Initial] Cutoff Date (Upsize Transaction)]]

[[

Equipment Type	Number of Receivables	Aggregate Statistical Contract Value	Percent of Aggregate Statistical Contract Value
Agriculture	[ ]	$[ ]	[ ]%
New	[ ]	[ ]	[ ]%
Used	[ ]	[ ]	[ ]%
Construction	[ ]	[ ]	[ ]%
New	[ ]	[ ]	[ ]%
Used	[ ]	[ ]	[ ]%
[Other]	[ ]	[ ]	[ ]%
[New]	[ ]	[ ]	[ ]%
[Used]	[ ]	[ ]	[ ]%
Total(1)	[ ]	$[ ]	100.00%

(1)	Totals reflect the sum of the aggregate agricultural [and] construction [and other] data in this table.

]]

Distribution by Payment Frequency of the Receivables
as of the [Initial] Cutoff Date [[(Base Transaction)]]

Payment Frequency	Number of Receivables	Aggregate Statistical Contract Value	Percent of Aggregate Statistical Contract Value
Annually(1)	[ ]	$[ ]	[ ]%
Semi-Annually	[ ]	[ ]	[ ]%
Quarterly	[ ]	[ ]	[ ]%
Monthly	[ ]	[ ]	[ ]%
Irregular	[ ]	[ ]	[ ]%
Total	[ ]	$[ ]	100.00%

(1)	Approximately [ ]%, [ ]%, [ ]%, [ ]%, [ ]%, [ ]%, [ ]%, [ ]%, [ ]%, [ ]%, [ ]%, and [ ]% of the annual receivables based on aggregate Statistical Contract Value have scheduled payments in January, February, March, April, May, June, July, August, September, October, November and December, respectively.

[[Distribution by Payment Frequency of the Receivables
as of the [Initial] Cutoff Date (Upsize Transaction)]]

[[

Payment Frequency	Number of Receivables	Aggregate Statistical Contract Value	Percent of Aggregate Statistical Contract Value
Annually(1)	[ ]	$[ ]	[ ]%
Semi-Annually	[ ]	[ ]	[ ]%
Quarterly	[ ]	[ ]	[ ]%
Monthly	[ ]	[ ]	[ ]%
Irregular	[ ]	[ ]	[ ]%
Total	[ ]	$[ ]	100.00%

(1)	Approximately [ ]%, [ ]%, [ ]%, [ ]%, [ ]%, [ ]%, [ ]%, [ ]%, [ ]%, [ ]%, [ ]%, and [ ]% of the annual receivables based on aggregate Statistical Contract Value have scheduled payments in January, February, March, April, May, June, July, August, September, October, November and December, respectively.

]]

Distribution by Statistical
Contract Value of the Receivables as of the [Initial] Cutoff Date [[(Base Transaction)]]

Statistical Contract Value Range	Number of Receivables	Aggregate Statistical Contract Value	Percent of Aggregate Statistical Contract Value
[Up to $5,000.00]	[ ]	$[ ]	[ ]%
$5,000.01 to $10,000.00	[ ]	[ ]	[ ]%
$10,000.01 to $15,000.00	[ ]	[ ]	[ ]%
$15,000.01 to $20,000.00	[ ]	[ ]	[ ]%
$20,000.01 to $25,000.00	[ ]	[ ]	[ ]%
$25,000.01 to $30,000.00	[ ]	[ ]	[ ]%
$30,000.01 to $35,000.00	[ ]	[ ]	[ ]%
$35,000.01 to $40,000.00	[ ]	[ ]	[ ]%
$40,000.01 to $45,000.00	[ ]	[ ]	[ ]%
$45,000.01 to $50,000.00	[ ]	[ ]	[ ]%
$50,000.01 to $55,000.00	[ ]	[ ]	[ ]%
$55,000.01 to $60,000.00	[ ]	[ ]	[ ]%
$60,000.01 to $65,000.00	[ ]	[ ]	[ ]%
$65,000.01 to $70,000.00	[ ]	[ ]	[ ]%
$70,000.01 to $75,000.00	[ ]	[ ]	[ ]%
$75,000.01 to $80,000.00	[ ]	[ ]	[ ]%
$80,000.01 to $85,000.00	[ ]	[ ]	[ ]%
$85,000.01 to $90,000.00	[ ]	[ ]	[ ]%
$90,000.01 to $95,000.00	[ ]	[ ]	[ ]%
$95,000.01 to $100,000.00	[ ]	[ ]	[ ]%
$100,000.01 to $200,000.00	[ ]	[ ]	[ ]%
$200,000.01 to $300,000.00	[ ]	[ ]	[ ]%
$300,000.01 to $400,000.00	[ ]	[ ]	[ ]%
$400,000.01 to $500,000.00	[ ]	[ ]	[ ]%
More than $500,000.00	[ ]	[ ]	[ ]%
Total	[ ]	$[ ]	100.00%

[[Distribution by Statistical
Contract Value of the Receivables as of the [Initial] Cutoff Date (Upsize Transaction)]]

[[

Statistical Contract Value Range	Number of Receivables	Aggregate Statistical Contract Value	Percent of Aggregate Statistical Contract Value
[Up to $5,000.00]	[ ]	$[ ]	[ ]%
$5,000.01 to $10,000.00	[ ]	[ ]	[ ]%
$10,000.01 to $15,000.00	[ ]	[ ]	[ ]%
$15,000.01 to $20,000.00	[ ]	[ ]	[ ]%
$20,000.01 to $25,000.00	[ ]	[ ]	[ ]%
$25,000.01 to $30,000.00	[ ]	[ ]	[ ]%
$30,000.01 to $35,000.00	[ ]	[ ]	[ ]%
$35,000.01 to $40,000.00	[ ]	[ ]	[ ]%
$40,000.01 to $45,000.00	[ ]	[ ]	[ ]%
$45,000.01 to $50,000.00	[ ]	[ ]	[ ]%
$50,000.01 to $55,000.00	[ ]	[ ]	[ ]%
$55,000.01 to $60,000.00	[ ]	[ ]	[ ]%
$60,000.01 to $65,000.00	[ ]	[ ]	[ ]%
$65,000.01 to $70,000.00	[ ]	[ ]	[ ]%
$70,000.01 to $75,000.00	[ ]	[ ]	[ ]%
$75,000.01 to $80,000.00	[ ]	[ ]	[ ]%
$80,000.01 to $85,000.00	[ ]	[ ]	[ ]%
$85,000.01 to $90,000.00	[ ]	[ ]	[ ]%
$90,000.01 to $95,000.00	[ ]	[ ]	[ ]%
$95,000.01 to $100,000.00	[ ]	[ ]	[ ]%
$100,000.01 to $200,000.00	[ ]	[ ]	[ ]%
$200,000.01 to $300,000.00	[ ]	[ ]	[ ]%
$300,000.01 to $400,000.00	[ ]	[ ]	[ ]%
$400,000.01 to $500,000.00	[ ]	[ ]	[ ]%
More than $500,000.00	[ ]	[ ]	[ ]%
Total	[ ]	$[ ]	100.00%

]]

Geographic Distribution of the Receivables as of the [Initial] Cutoff Date [[(Base Transaction)]]

Geographic Distribution(1)	Number of Receivables	Aggregate Statistical Contract Value	Percent of Aggregate Statistical Contract Value
Alabama	[ ]	$[ ]	[ ]%
Alaska	[ ]	[ ]	[ ]%
Arizona	[ ]	[ ]	[ ]%
Arkansas	[ ]	[ ]	[ ]%
California	[ ]	[ ]	[ ]%
Colorado	[ ]	[ ]	[ ]%
Connecticut	[ ]	[ ]	[ ]%
Delaware	[ ]	[ ]	[ ]%
Florida	[ ]	[ ]	[ ]%
Georgia	[ ]	[ ]	[ ]%
Hawaii	[ ]	[ ]	[ ]%
Idaho	[ ]	[ ]	[ ]%
Illinois	[ ]	[ ]	[ ]%
Indiana	[ ]	[ ]	[ ]%
Iowa	[ ]	[ ]	[ ]%
Kansas	[ ]	[ ]	[ ]%
Kentucky	[ ]	[ ]	[ ]%
Louisiana	[ ]	[ ]	[ ]%
Maine	[ ]	[ ]	[ ]%
Maryland	[ ]	[ ]	[ ]%
Massachusetts	[ ]	[ ]	[ ]%
Michigan	[ ]	[ ]	[ ]%
Minnesota	[ ]	[ ]	[ ]%
Mississippi	[ ]	[ ]	[ ]%
Missouri	[ ]	[ ]	[ ]%
Montana	[ ]	[ ]	[ ]%
Nebraska	[ ]	[ ]	[ ]%
Nevada	[ ]	[ ]	[ ]%
New Hampshire	[ ]	[ ]	[ ]%
New Jersey	[ ]	[ ]	[ ]%
New Mexico	[ ]	[ ]	[ ]%
New York	[ ]	[ ]	[ ]%
North Carolina	[ ]	[ ]	[ ]%
North Dakota	[ ]	[ ]	[ ]%
Ohio	[ ]	[ ]	[ ]%
Oklahoma	[ ]	[ ]	[ ]%
Oregon	[ ]	[ ]	[ ]%
Pennsylvania	[ ]	[ ]	[ ]%
Rhode Island	[ ]	[ ]	[ ]%
South Carolina	[ ]	[ ]	[ ]%
South Dakota	[ ]	[ ]	[ ]%
Tennessee	[ ]	[ ]	[ ]%
Texas	[ ]	[ ]	[ ]%
Utah	[ ]	[ ]	[ ]%
Vermont	[ ]	[ ]	[ ]%
Virginia	[ ]	[ ]	[ ]%
Washington	[ ]	[ ]	[ ]%
West Virginia	[ ]	[ ]	[ ]%
Wisconsin	[ ]	[ ]	[ ]%
Wyoming	[ ]	[ ]	[ ]%
Total	[ ]	$[ ]	100.00%

(1)	Based upon billing addresses of the obligors.

[[Geographic Distribution of the Receivables as of the [Initial] Cutoff Date (Upsize Transaction)]]

[[

Geographic Distribution(1)	Number of Receivables	Aggregate Statistical Contract Value	Percent of Aggregate Statistical Contract Value
Alabama	[ ]	$[ ]	[ ]%
Alaska	[ ]	[ ]	[ ]%
Arizona	[ ]	[ ]	[ ]%
Arkansas	[ ]	[ ]	[ ]%
California	[ ]	[ ]	[ ]%
Colorado	[ ]	[ ]	[ ]%
Connecticut	[ ]	[ ]	[ ]%
Delaware	[ ]	[ ]	[ ]%
Florida	[ ]	[ ]	[ ]%
Georgia	[ ]	[ ]	[ ]%
Hawaii	[ ]	[ ]	[ ]%
Idaho	[ ]	[ ]	[ ]%
Illinois	[ ]	[ ]	[ ]%
Indiana	[ ]	[ ]	[ ]%
Iowa	[ ]	[ ]	[ ]%
Kansas	[ ]	[ ]	[ ]%
Kentucky	[ ]	[ ]	[ ]%
Louisiana	[ ]	[ ]	[ ]%
Maine	[ ]	[ ]	[ ]%
Maryland	[ ]	[ ]	[ ]%
Massachusetts	[ ]	[ ]	[ ]%
Michigan	[ ]	[ ]	[ ]%
Minnesota	[ ]	[ ]	[ ]%
Mississippi	[ ]	[ ]	[ ]%
Missouri	[ ]	[ ]	[ ]%
Montana	[ ]	[ ]	[ ]%
Nebraska	[ ]	[ ]	[ ]%
Nevada	[ ]	[ ]	[ ]%
New Hampshire	[ ]	[ ]	[ ]%
New Jersey	[ ]	[ ]	[ ]%
New Mexico	[ ]	[ ]	[ ]%
New York	[ ]	[ ]	[ ]%
North Carolina	[ ]	[ ]	[ ]%
North Dakota	[ ]	[ ]	[ ]%
Ohio	[ ]	[ ]	[ ]%
Oklahoma	[ ]	[ ]	[ ]%
Oregon	[ ]	[ ]	[ ]%
Pennsylvania	[ ]	[ ]	[ ]%
Rhode Island	[ ]	[ ]	[ ]%
South Carolina	[ ]	[ ]	[ ]%
South Dakota	[ ]	[ ]	[ ]%
Tennessee	[ ]	[ ]	[ ]%
Texas	[ ]	[ ]	[ ]%
Utah	[ ]	[ ]	[ ]%
Vermont	[ ]	[ ]	[ ]%
Virginia	[ ]	[ ]	[ ]%
Washington	[ ]	[ ]	[ ]%
West Virginia	[ ]	[ ]	[ ]%
Wisconsin	[ ]	[ ]	[ ]%
Wyoming	[ ]	[ ]	[ ]%
Total	[ ]	$[ ]	100.00%

(1)	Based upon billing addresses of the obligors.

]]

[If 10% or more of the pool assets are or will be located in any one state or other geographic region, any economic or other factors specific to such state or region that may materially impact the pool assets or pool asset cash flows will be described. Also, any other concentrations material to the asset type (e.g., school type for student loans). If material, information required by second preceding sentence regarding such concentrations, as applicable, will be provided.]

Original Scheduled Payments [[(Base Transaction)]]

Collection Period	Gross Scheduled Payments(1)	Collection Period	Gross Scheduled Payments(1)
[Month year]	$[ ]	[Month year]	$[ ]
[Month year]	[ ]	[Month year]	[ ]

(1)	This table presents scheduled payments on the receivables as of the [initial] cutoff date and does not reflect prepayments that may occur. The actual payments from the receivables may differ from this table. See “Weighted Average Life of the Notes” in this prospectus for a discussion of various factors affecting the rate of prepayments of the receivables.

[[Original Scheduled Payments (Upsize Transaction)]]

[[

Collection Period	Gross Scheduled Payments(1)	Collection Period	Gross Scheduled Payments(1)
[Month year]	$[ ]	[Month year]	$[ ]
[Month year]	[ ]	[Month year]	[ ]

(1)	This table presents scheduled payments on the receivables as of the [initial] cutoff date and does not reflect prepayments that may occur. The actual payments from the receivables may differ from this table. See “Weighted Average Life of the Notes” in this prospectus for a discussion of various factors affecting the rate of prepayments of the receivables.

]]

[Distribution of the Receivables by Modifications as of the [Initial] Cutoff Date [[(Base Transaction)]]

Add tabular information regarding the nature of modifications and the number of modified receivables by category of modification for receivables included in the receivables pool.

[[Distribution of the Receivables by Modifications as of the [Initial] Cutoff Date (Upsize Transaction)

Add tabular information regarding the nature of modifications and the number of modified receivables by category of modification for receivables included in the receivables pool.

]] ]

Delinquency Experience For the [Initial] Receivables

[The [initial] receivables include some previously securitized receivables that have been reacquired by CNH Capital through the exercise of its clean up call on prior transactions. These previously securitized receivables, which make up [   ]% of the aggregate Statistical Contract Value of the receivables [[if the Base Transaction is issued and [   ]% of the aggregate Statistical Contract Value of the receivables if the Upsize Transaction is issued]], consist of receivables that were contained in the assets of CNH Equipment Trust 20[   ]-[   ]. The historical performance of the CNH Equipment Trust 20[   ]-[   ] transaction is included in the static pool information that is set forth in Annex A to this prospectus.]

[The receivables do not include any previously securitized receivables that have been reacquired by CNH Capital through the exercise of its clean up call on prior transactions.]

Set forth below is historical delinquency information for the receivables purchased on the closing date [[if the Base Transaction is issued]], the majority of which have been originated since [   ] [   ], 20[   ].

At [ ], 20[ ]
	Number of Contracts	Dollars
(Dollars in Millions)
Aggregate Number of Contracts and Loans and Principal Balance Outstanding	[ ]	$[ ]
Period of Delinquency[(1)]
31 to 60 days	[ ]	$[ ]
61 to 90 days	[ ]	[ ]
91 to 120 days	[ ]	[ ]
121 to 150 days	[ ]	[ ]
151 to 180 days	[ ]	[ ]
181+ days	[ ]	[ ]
Total Delinquencies	[ ]	$[ ]
Total Delinquencies[(2)]	[ ]%	[ ]%

[(1)]	[The “Dollars” column numbers are calculated using the aggregate principal balance of all receivables (excluding repossessions) with respect to which any amounts are delinquent (as further described in the last paragraph under “Historical Delinquency Experience”) for the specified period.]

[(2)]	[As a percent of the number of contracts or principal amount outstanding, as applicable.]

[[Set forth below is historical delinquency information for the receivables purchased on the closing date if the Upsize Transaction is issued, the majority of which have been originated since [   ] [   ], 20[   ].

At [ ], 20[ ]
	Number of Contracts	Dollars
(Dollars in Millions)
Aggregate Number of Contracts and Loans and Principal Balance Outstanding	[ ]	$[ ]
Period of Delinquency[(1)]
31 to 60 days	[ ]	$[ ]
61 to 90 days	[ ]	[ ]
91 to 120 days	[ ]	[ ]
121 to 150 days	[ ]	[ ]
151 to 180 days	[ ]	[ ]
181+ days	[ ]	[ ]
Total Delinquencies	[ ]	$[ ]
Total Delinquencies[(2)]	[ ]%	[ ]%

[(1)]	[The “Dollars” column numbers are calculated using the aggregate principal balance of all receivables (excluding repossessions) with respect to which any amounts are delinquent (as further described in the last paragraph under “Historical Delinquency Experience”) for the specified period.]

[(2)]	[As a percent of the number of contracts or principal amount outstanding, as applicable.]

]]  ]

[Additional Delinquency Experience For Seasoned Receivables]

[The following tables provide additional historical delinquency information for only the portion of the receivables [[(which are included in both the Base Transaction and the Upsize Transaction)]] that was previously securitized. These previously securitized receivables were previously included in the assets of CNH Equipment Trust 20[    ]-[    ]. All of these previously securitized receivables are retail installment sale contracts or retail installment loans secured by agricultural equipment or construction equipment.

	At [ ], 20[ ]		At [ ], 20[ ]
	Number of Contracts	Dollars	Number of Contracts	Dollars

(Dollars in Millions)
Aggregate Number of Contracts and Loans and Principal Balance Outstanding	[ ]	$[ ]	[ ]	$[ ]
Period of Delinquency
31-60 days	[ ]	$[ ]	[ ]	$[ ]
61-90 days	[ ]	[ ]	[ ]	[ ]
91-120 days	[ ]	[ ]	[ ]	[ ]
121-150 days	[ ]	[ ]	[ ]	[ ]
151-180 days	[ ]	[ ]	[ ]	[ ]
181 + days	[ ]	[ ]	[ ]	[ ]
Total Delinquencies	[ ]	$[ ]	[ ]	$[ ]
Total Delinquencies as a Percent of the Aggregate Number of Contracts and Loans or Principal Balance Outstanding, as applicable	[ ]%	[ ]%	[ ]%	[ ]%

At December 31,
	20[ ]		20[ ]		20[ ]		20[ ]
	Number of Contracts	Dollars	Number of Contracts	Dollars	Number of Contracts	Dollars	Number of Contracts	Dollars

(Dollars in Millions)
Aggregate Number of Contracts and Loans and Principal Balance Outstanding	[ ]	$[ ]	[ ]	$[ ]	[ ]	$[ ]	[ ]	$[ ]
Period of Delinquency
31-60 days	[ ]	$[ ]	[ ]	$[ ]	[ ]	$[ ]	[ ]	$[ ]
61-90 days	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
91-120 days	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
121-150 days	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
151-180 days	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
181 + days	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
Total Delinquencies	[ ]	$[ ]	[ ]	$[ ]	[ ]	$[ ]	[ ]	$[ ]
Total Delinquencies as a Percent of the Aggregate Number of Contracts and Loans or Principal Balance Outstanding, as applicable	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

]

Sponsor’s Portfolio Delinquency and Loss Information

Set forth below in the “Historical Delinquency Experience” table on page [68] and in the “Historical Credit Loss/Repossession Experience” table on page [69] is certain combined information concerning the sponsor’s entire portfolio of United States retail agricultural [and] construction [and other] equipment receivables. This information includes receivables previously sold to trusts under prior asset-backed securitizations and excludes operating leases.

Delinquencies, repossessions and net losses on agricultural contracts may be affected by weather conditions such as flood and drought, commodity market prices and the level of farmers’ income. Delinquencies, repossessions and net losses on construction contracts may be affected by interest rates, housing starts and consumer confidence. There can be no assurance that the delinquency, repossession and net loss experience on the receivables of the trust will be comparable to that set forth below. [In addition, the pandemic illness may also adversely affect delinquencies, repossessions and net losses on the contracts. See “Risk Factors—The return on your notes could be reduced by external factors including commodity market prices, harvest yields, government programs and pandemic illness.”]

Historical Delinquency Experience

[

At [ ],
	20[ ]		20[ ]
	Number of Contracts	Dollars	Number of Contracts	Dollars

(Dollars in Millions)
Number of Contracts and Loans/Principal Amount Outstanding	[ ]	$[ ]	[ ]	$[ ]
Delinquencies(1)
31-60 days	[ ]	$[ ]	[ ]	$[ ]
61 days or more	[ ]	[ ]	[ ]	[ ]
Total	[ ]	$[ ]	[ ]	$[ ]
Delinquencies(2)
31-60 days	[ ]%	[ ]%	[ ]%	[ ]%
61 days or more	[ ]%	[ ]%	[ ]%	[ ]%
Total(3)	[ ]%	[ ]%	[ ]%	[ ]%

]

At December 31,
	20[ ]		20[ ]		20[ ]		20[ ]
	Number of Contracts	Dollars	Number of Contracts	Dollars	Number of Contracts	Dollars	Number of Contracts	Dollars

(Dollars in Millions)
Number of Contracts and Loans/Principal Amount Outstanding	[ ]	$[ ]	[ ]	$[ ]	[ ]	$[ ]	[ ]	$[ ]
Delinquencies(1)
31-60 days	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
61 days or more	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
Total	[ ]	$[ ]	[ ]	$[ ]	[ ]	$[ ]	[ ]	$[ ]
Delinquencies(2)
31-60 days	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
61 days or more	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
Total(3)	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

(1)	The “Dollars” column numbers are calculated using the aggregate principal balance of all receivables (excluding repossessions) with respect to which any amounts are delinquent (as further described in the paragraph below) for the specified period.

(2)	As a percent of the number of contracts and loans or principal balance outstanding, as applicable.

(3)	The percentages are rounded to the nearest one hundredth of one percent.

The period of delinquency for a receivable is the number of days that a payment of more than an inconsequential amount is past due. Payments of $50 or more are generally considered consequential. No explicit grace period is offered for payments on receivables, but in most cases, late charges are assessed when a payment is 11 days past due. Delinquent accounts are generally reported to credit bureaus at 31 days past due. Receivables are generally not re-aged.

Historical Credit Loss/Repossession Experience

[

[ ] Months Ended [ ],
	20[ ]	20[ ]
Average Portfolio Outstanding During the Period(1)	$[ ]	$[ ]
Repossessions as a Percent of Average Portfolio Outstanding(1)[(2)][(3)]	[ ]%	[ ]%
Net Losses as a Percent of Liquidations[(4)][(5)][(6)]	[ ]%	[ ]%
Net Losses as a Percent of Average Net Portfolio Outstanding(1)[(2)][(4)][(5)]	[ ]%	[ ]%

]

Year Ended December 31,
	20[ ]	20[ ]	20[ ]	20[ ]
Average Portfolio Outstanding During the Period(1)	$[ ]	$[ ]	$[ ]	$[ ]
Repossessions as a Percent of Average Portfolio Outstanding(1)[(2)][(3)]	[ ]%	[ ]%	[ ]%	[ ]%
Net Losses as a Percent of Liquidations[(4)][(5)][(6)]	[ ]%	[ ]%	[ ]%	[ ]%
Net Losses as a Percent of Average Net Portfolio Outstanding(1)[(2)][(4)][(5)]	[ ]%	[ ]%	[ ]%	[ ]%

(1)	The Average Net Portfolio Outstanding is the average of the year end principal balances for the prior and current year. [For the [ ] months ended [ ], 20[ ] and 20[ ], respectively, the Average Net Portfolio Outstanding is the average of the year end’s principal balance for the prior year and the [ ] months ended [ ], 20[ ] and 20[ ], respectively.]

[(2)]	[Rates have been annualized for the [ ] months ended [ ], 20[ ] and 20[ ], respectively. Annualized rates are not necessarily indicative of the experience for a full year.]

[(3)]	Repossessions are the principal balance and associated fees due on repossessed equipment sold in the current period.

[(4)]	A portion of the sponsor’s contracts originated through dealers provide for recourse back to the dealers. Approximately [ ]%, [ ]%, [ ]% and [ ]% of the aggregate amounts scheduled to be paid on the sponsor’s portfolios of contracts originated by or through dealers during the years ended December 31, 20[ ], 20[ ], 20[ ] and 20[ ], [and the [ ] months ended [ ], 20[ ] and 20[ ],] respectively, provide for recourse to the dealers. In the event of defaults by the obligor under any such contract, the dealer is required to repurchase the contract for an amount generally equal to all amounts due and unpaid thereunder. As a result, any losses under any such contract are structured to be incurred by the dealer, but there is no certainty that a dealer will be able to make such repurchase even if so required.

[(5)]	Net losses are equal to the aggregate of the principal balances of all contracts which have incurred losses plus any costs incurred to repossess, sell or recondition the equipment which have been charged to the contract, less any recoveries on contracts charged off in the period or prior periods.

[(6)]	Liquidations represent a reduction in the outstanding balances of the contracts as a result of cash payments and charge-offs.

The sponsor has recourse to dealers on a portion of the contracts. In the event of a dealer’s bankruptcy, a bankruptcy trustee, a creditor or the dealer as debtor in possession might attempt to characterize recourse sales of contracts as loans to the dealer secured by the contracts. Such an attempt, if successful, could result in payment delays or losses on the affected receivables.

The losses shown above have been determined in accordance with the policies of CNH Capital and New Holland Credit. Generally, it is the policy of the sponsor to treat each receivable that is over 120 days past due as nonperforming and nonaccruing and to review each receivable on a case-by-case basis. For receivables that are in repossession status, it is the policy of the sponsor to recognize an estimated loss at the time of repossession. Once the receivable is liquidated, that estimated loss is adjusted to reflect the actual loss on the receivable. For purposes of the trust, losses are recognized when a receivable is initially put in repossession status (subject to subsequent adjustment as described in the preceding sentence), if any, or when the servicer has, after using all reasonable efforts to realize upon the related equipment, determined to charge-off the receivable without realizing upon the related equipment.

Description of the Notes

General

The trust will issue the notes pursuant to the indenture between the trust and the indenture trustee. We have filed a form of the indenture to be used as an exhibit to the registration statement of which this prospectus is a part. [In addition to the notes offered by this prospectus, the trust will issue [additional notes of such offered class or classes or sub-class or subclasses] [and/or] [one or more additional class or classes or sub-class or sub-classes] of notes that will be [sold in transactions exempt from registration under the Securities Act] [or] [retained by or acquired by [us] [or] [our affiliates]]. Those additional notes or class or classes or sub-class or sub-classes of notes will be issued [under the indenture][under a separate agreement].] We summarize the material terms of the notes and indenture below. This summary does not include all of the terms of the notes and the indenture and is qualified by reference to the actual notes and indenture.

[The Class B Notes, if not sold hereunder, will (i) be acquired by the depositor as partial consideration for the receivables transferred by it to the trust, and then may be further conveyed by the depositor to the originator as consideration or partial consideration for certain of the receivables transferred by the originator to the depositor and/or for other consideration and/or (ii) be sold to one or more affiliates of the depositor. Such Class B Notes will not be initially purchased by the underwriters if acquired by the depositor or any of its affiliates.]

Fixed Rate Notes

[The [ ] Notes bear interest at a fixed rate per annum.] [The [    ] Notes bear no interest.]

[Floating Rate Notes]

[The A-2b floating rate notes will bear interest for interest periods specified herein at a rate per annum equal to: 30-day average SOFR + [     ]%.]

[The floating rate notes also have [(i)] [a maximum, or ceiling, on the rate at which interest may accrue during any interest period, of [    ]] [and] [(ii)] [a minimum, or floor, on the rate at which interest may accrue during any interest period, of [    ]].]

[[In addition to the maximum interest rate specified above,] the interest rate applicable to any class of floating rate notes will in no event be higher than the maximum rate permitted by applicable law.]

Payments of Interest

Each class of notes will have the interest rate set forth on the front cover. Interest on the notes will be payable monthly on the 15th day of each calendar month (or, if not a business day, the next business day), commencing [     ], 20[   ][, except that interest on the Class A-1 Notes will also be payable on [      ], 20[   ], if any Class A-1 Notes remain outstanding after the [     ], 20[   ] payment date]. Interest will accrue for each class of notes during each interest period at the applicable interest rate. The interest period applicable to any payment date will be the period from and including the preceding payment date (or, in the case of the initial payment date, from and including the closing date) to but excluding that payment date. Interest on the A-1 [and the A-2b] Notes will be calculated on the basis of actual days elapsed of a 360-day year. Interest on the A-2[a], [A-2b,] A-3 [and] A-4 [and B] Notes will be calculated on the basis of a 360-day year of twelve 30-day months. If the amount of interest on the Class A Notes payable on any payment date exceeds the amounts available on that date, the holders of Class A Notes will receive their ratable share (based upon the total amount of interest due to each of them) of the amount available to be distributed in respect of interest on the Class A Notes. If the trust does not pay the full amount of interest due on any class of notes on any payment date, the amount of interest not paid will itself accrue interest, to the extent permitted by law, at a rate per annum equal to the interest rate on that class of notes from that payment date to but excluding the payment date on which that interest is paid.

[Interest on the Class B Notes will not be paid on any payment date until interest on the Class A Notes has been paid in full (or, if the notes have been accelerated following an event of default, until the Class A Notes have been repaid in full). Interest on the Class B Notes will also be subordinated to principal payments on the Class A Notes if either (a) [the applicable payment date is the final maturity date of a subclass of the Class A Notes][the maturity of the notes has been accelerated after an event of default] or (b) credit losses erode the aggregate assets of the trust below the then-outstanding principal balance of the Class A Notes. See “—Payments of Principal” and “Servicing Matters—Distributions” for details of the priority rules that would apply in these circumstances.]

[[The A-2b swap counterparty] will be the paying agent for the Class A-2b Notes and will determine [(using, for so long as the swap is outstanding, the rate provided by such swap counterparty)] the applicable floating rate. for each interest period on the Determination Date prior to the beginning of that interest period.]

[Interest on the floating rate notes will accrue at a floating rate based on a benchmark rate, which initially will be based on the secured overnight financing rate, or “SOFR”, published by the FRBNY at the FRBNY’s website (which, as of the date of this prospectus, is located at https://www.newyorkfed.org/markets/reference-rates/sofr-averages-and-index or such other page as may replace such page on the FRBNY’s website) (the “FRBNY’s website”) plus a spread. The benchmark rate initially will be “30-day average SOFR” which for any SOFR determination date is the average of SOFR for the preceding 30 calendar days, compounded daily on business days. The “spread” is the fixed number of basis points to be added to 30-day average SOFR (or the applicable benchmark) to determine the interest rate for each interest period. If the sum of 30-day average SOFR (or the applicable benchmark) and the spread is less than 0.00% for any interest period, then the interest rate for the floating rate notes for such interest period will be 0.00%.

The 30-day average SOFR rate will be obtained by the paying agent for each interest period by referring to the FRBNY’s website at 3:00 p.m. (New York time) on the SOFR determination date (or, if the benchmark is not 30-day average SOFR, the benchmark will be obtained from the published source at the time determined by the administrator after the administrator has given effect to any SOFR adjustment conforming changes or benchmark replacement conforming changes, as applicable) (the “reference time”). The “SOFR determination date” for an interest period is the second U.S. government securities business day preceding the first day of that interest period. If a published 30-day average SOFR rate is unavailable on a SOFR determination date (including as a result of SOFR having been discontinued) and a benchmark transition event has not occurred with respect to 30-day average SOFR, the floating rate notes will bear interest at a rate based on 30-day average SOFR for the first preceding SOFR determination date for which such rate was published on the FRBNY’s website. This rate will remain in effect until (i) the next succeeding SOFR determination date on which 30-day average SOFR can be calculated, if any, or (ii) the administrator adopts an alternative benchmark rate.

Any determination, decision or election that may be made by the administrator or any other person in connection with any SOFR adjustment conforming change, including, but not limited to, any determination with respect to administrative feasibility (whether due to technical, administrative or operational issues) or an adjustment, and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error, may be made in the administrator’s sole discretion, and will become effective without the consent of any other person (including any noteholder). The holders of the notes will not have any right to approve or disapprove of these changes or determinations and will be deemed to have waived and released any and all claims against any transaction party relating to any such changes or determinations. None of the issuing entity, the owner trustee, the indenture trustee, the paying agent, the administrator, the sponsor, the depositor or the servicer will have any liability for any action or inaction taken or refrained from being taken by it or the administrator with respect to any SOFR adjustment conforming changes or any other matters related to or arising in connection with the foregoing. Each noteholder and each beneficial owner of notes, by its acceptance of a note or a beneficial interest in a note, will be deemed to waive and release any and all claims against the issuing entity, the owner trustee, the indenture trustee, the paying agent, the administrator, the sponsor, the depositor and the servicer relating to any such determinations.

All determinations of 30-day average SOFR or any other applicable benchmark by the paying agent and any calculations of interest of the floating rate notes by the administrator, in the absence of manifest error, will be conclusive and binding on the servicer, the issuing entity, the ower trustee, the indenture trustee, the paying agent, the noteholders and each beneficial owner of notes for all purposes.

“SOFR adjustment conforming changes” means, with respect to 30-day average SOFR, any technical, administrative or operational changes (including changes to the interest period, timing and frequency of determining rates and making payments of interest, rounding of amounts or tenors, and other administrative matters) that the administrator decides, from time to time, may be appropriate to adjust such SOFR rate in a manner substantially consistent with or conforming to market practice (or, if the administrator decides that adoption of any portion of such market practice is not administratively feasible or if the administrator determines that no market practice exists, in such other manner as the administrator determines is reasonably appropriate).

“U.S. government securities business day” means any day except for a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

All percentages resulting from any calculation on the floating rate notes will be rounded to the nearest one hundred-thousandth of a percentage point, with five-millionths of a percentage point rounded upwards (e.g., 9.8765445% (or 0.098765445) would be rounded to 9.87655% (or 0.0987655)), and all dollar amounts used in or resulting from that calculation on the floating rate notes will be rounded to the nearest cent (with one-half cent being rounded upwards).]

[In the event the swap agreement terminates and is not replaced or the swap counterparty fails to provide a calculation of the applicable floating rate for the Class A-2b Notes, the indenture trustee will become the paying agent for the Class A-2b Notes and will determine the applicable floating rate itself, using the methods described above.]

[Effect of Benchmark Transition Event]

[Notwithstanding the foregoing, if the administrator determines prior to the relevant reference time that a benchmark transition event and its related benchmark replacement date have occurred prior to the determination of the then-current benchmark, the unadjusted benchmark replacement determined by the administrator will replace the then-current benchmark for all purposes relating to the floating rate notes in respect of such determination on such date and all such determinations on all subsequent dates (unless and until a subsequent benchmark transition event and its related benchmark replacement date occurs).

The administrator shall deliver written notice to each rating agency and to the paying agent and the indenture trustee on any SOFR determination date if, as of the applicable reference time, the administrator has determined with respect to the related interest period that there will be a change in 30-day average SOFR, or the terms related thereto since the immediately preceding SOFR determination date due to a determination by the administrator that a benchmark transition event and its related benchmark replacement date have occurred.

In connection with the implementation of a benchmark replacement, the administrator will have the right to make benchmark replacement conforming changes from time to time.

Any determination, decision or election that may be made by the administrator or any other person in connection with a benchmark transition event, a benchmark replacement conforming change or a benchmark replacement as described above, including, but not limited to, any determination with respect to administrative feasibility (whether due to technical, administrative or operational issues), a tenor, a rate or an adjustment or the occurrence or non-occurrence of an event, circumstance or date, and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error, may be made in the administrator’s sole discretion, and will become effective without the consent of any other person (including any noteholder). The holders of the notes will not have any right to approve or disapprove of these changes or determinations and will be deemed to have waived and released any and all claims against any transaction party relating to any such changes or determinations. None of the issuing entity, the owner trustee, the indenture trustee, the paying agent, the administrator, the sponsor, the depositor or the servicer will have any liability for any action or inaction taken or refrained from being taken by it or the administrator with respect to any benchmark, benchmark transition event, benchmark replacement date, benchmark replacement, unadjusted benchmark replacement, benchmark replacement adjustment, benchmark replacement conforming changes or any other matters related to or arising in connection with the foregoing. Each noteholder and each beneficial owner of notes, by its acceptance of a note or a beneficial interest in a note, will be deemed to waive and release any and all claims against the issuing entity, the owner trustee, the indenture trustee, the paying agent, the administrator, the sponsor, the depositor and the servicer relating to any such determinations.

None of the indenture trustee, the paying agent or the owner trustee will be under any obligation (i) to monitor, determine or verify the unavailability or cessation of 30-day average SOFR (or any other benchmark), or whether or when there has occurred, or to give notice to any other transaction party of the occurrence of, any benchmark transition event or related benchmark replacement date, (ii) to select, determine or designate any benchmark replacement, or other successor or replacement benchmark index, or to determine whether any conditions to the designation of such a rate or index have been satisfied, (iii) to select, determine or designate any benchmark replacement adjustment, or other modifier to any replacement or successor index, or (iv) to determine whether or what SOFR adjustment conforming changes or benchmark replacement conforming changes are appropriate in connection with any of the foregoing, including, but not limited to, as to any spread adjustment thereon, the business day convention, interest determination dates or any other relevant methodology applicable to such substitute or successor benchmark. In connection with the foregoing, each of the indenture trustee, the paying agent and the owner trustee will be entitled to conclusively rely on any determinations made by the administrator without independent investigation, and none will have any liability for actions taken at the administrator’s direction in connection therewith.

None of the indenture trustee, the paying agent or the owner trustee will be liable for any inability, failure or delay on its part to perform any of its duties set forth in the transaction documents as a result of the unavailability of SOFR or any applicable benchmark replacement, including as a result of any failure, inability, delay, error or inaccuracy on the part of any other transaction party in providing any direction, instruction, notice or information required or contemplated by the terms of the transaction documents and reasonably required for the performance of such duties. None of the indenture trustee, the paying agent or the owner trustee will be responsible or liable for the actions or omissions of the administrator, or for any failure or delay in the performance by the administrator, nor shall any of the indenture trustee, paying agent or the owner trustee be under any obligation to oversee or monitor the performance of the administrator.

“benchmark” means, for an interest period, (i) initially, 30-day average SOFR, or (ii) if a benchmark transition event, its related benchmark replacement date and the date of implementation thereof by the administrator have occurred with respect to 30-day average SOFR or the then-current benchmark, then “benchmark” means the applicable benchmark replacement.

“benchmark replacement” means the first alternative set forth in the order below that can be determined by the administrator as of the applicable benchmark replacement date:

(1)	the sum of: (a) the alternate rate of interest for a 30-day or one-month tenor that has been selected or recommended by the relevant governmental body as the replacement for the then-current benchmark and (b) the benchmark replacement adjustment;

(2)	the sum of: (a) the ISDA fallback rate and (b) the benchmark replacement adjustment; or

(3)	the sum of: (a) the alternate rate of interest for a 30-day or one-month tenor that has been selected by the administrator as the replacement for the then-current benchmark giving due consideration to any industry-accepted rate of interest as a replacement for the then-current benchmark for U.S. dollar-denominated floating rate securities at such time and (b) the benchmark replacement adjustment.

“benchmark replacement adjustment” means the first alternative set forth in the order below that can be determined by the administrator as of the benchmark replacement date:

(1)	the spread adjustment (which may be a positive or negative value or zero), or method for calculating or determining such spread adjustment, that has been selected or recommended by the relevant governmental body for the applicable unadjusted benchmark replacement;

(2)	if the applicable unadjusted benchmark replacement is equivalent to the ISDA fallback rate, the ISDA fallback adjustment; or

(3)	the spread adjustment (which may be a positive or negative value or zero) that has been selected by the administrator giving due consideration to any industry-accepted spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the then-current benchmark with the applicable unadjusted benchmark replacement for U.S. dollar-denominated floating rate securities at such time.

“benchmark replacement conforming changes” means, with respect to any benchmark replacement, any technical, administrative or operational changes (including changes to the interest accrual period, timing and frequency of determining rates and making payments of interest, rounding of amounts or tenors, and other administrative matters) that the administrator decides may be appropriate to reflect the adoption of such benchmark replacement in a manner substantially consistent with market practice (or, if the administrator decides that adoption of any portion of such market practice is not administratively feasible or if the administrator determines that no market practice for use of the benchmark replacement exists, in such other manner as the administrator determines is reasonably necessary).

“benchmark transition event” means the occurrence of one or more of the following events with respect to the then-current benchmark (including the daily published component used in the calculation thereof):

(1)	a public statement or publication of information by or on behalf of the administrator of the benchmark (or such component) announcing that such administrator has ceased or will cease to provide the benchmark (or such component), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the benchmark (or such component); or

(2)	a public statement or publication of information by the regulatory supervisor for the administrator of the benchmark (or such component), the central bank for the currency of the benchmark (or such component), an insolvency official with jurisdiction over the administrator for the benchmark (or such component), a resolution authority with jurisdiction over the administrator for the benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for the benchmark, which states that the administrator of the benchmark (or such component) has ceased or will cease to provide the benchmark (or such component) permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the benchmark (or such component); or

(3)	a public statement or publication of information by the regulatory supervisor for the administrator of the benchmark announcing that the benchmark is no longer representative.

“ISDA definitions” means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time.

“ISDA fallback adjustment” means the spread adjustment (which may be a positive or negative value or zero) that would apply for derivatives transactions referencing the ISDA definitions to be determined upon the occurrence of an index cessation event with respect to the benchmark.

“ISDA fallback rate” means the rate that would apply for derivatives transactions referencing the ISDA definitions to be effective upon the occurrence of an index cessation date with respect to the Benchmark for the applicable tenor excluding the applicable ISDA fallback adjustment.

“relevant governmental body” means the Federal Reserve Board and/or the FRBNY, or a committee officially endorsed or convened by the Federal Reserve Board and/or the FRBNY or any successor thereto.

“unadjusted benchmark replacement” means, the benchmark replacement excluding the benchmark replacement adjustment.]

Payments of Principal

Principal payments will be made to the noteholders on each payment date, to the extent of available amounts as described under “Servicing Matters—Distributions,” in an amount generally equal to the amount necessary to reduce the outstanding principal amount of the [Class A Notes][notes] to an amount equal to [the sum of (a)] the Pool Balance [and (b) the amount on deposit in the trust’s pre-funding account, each] at the end of the related Collection Period minus [ ]% multiplied by the Pool Balance as of the cutoff date (the “Target Overcollateralization Amount”). For this purpose, “Pool Balance” means, at any time, the sum of the aggregate Contract Values of the receivables at the beginning of a Collection Period (after giving effect to all payments received from obligors and any amounts to be remitted by the servicer, CNH Capital or us, as the case may be, with respect to the preceding Collection Period and all losses realized on receivables liquidated during that preceding Collection Period), less the aggregate Write Down Amount as of the last day of the preceding Collection Period. On each payment date, the application of funds pursuant to clauses [(8)] and [(10)] under “Servicing Matters—Distributions” is designed to achieve and maintain the level of overcollateralization as of any payment date at the Target Overcollateralization Amount.

These principal payments will be made on a fully sequential basis, meaning that no principal payments will be made [on any class of notes until each more senior class of notes has been paid in full. Within the Class A Notes, no principal will be paid] on any class of Class A Notes until each class of Class A Notes with a lower numerical designation has been paid in full. [For purposes of principal payments, the A-2a Notes and the A-2b Notes will be treated as a single class.] Specifically, principal payments will be made on the notes in the following order: A-1 Notes; A-2[a] Notes [and A-2b Notes, pro rata based on their respective outstanding principal balances]; A-3 Notes; [and] A-4 Notes[; and Class B Notes]. [In addition, if any Class A-1 Notes remain outstanding after the [     ], 20[   ] payment date, then a special distribution of principal on those notes will also be made on [     ], 20[   ].]

However, after an event of default and acceleration of the notes, principal payments will be made in the following order of priority: first to the holders of the Class A-1 Notes until the outstanding principal amount of the Class A-1 Notes has been paid in full; [and] second to the holders of the Class A-2[a] Notes, [the Class A-2b Notes,] the Class A-3 Notes and the Class A-4 Notes ratably according to the amounts due and payable on the Class A-2[a] Notes, [the Class A-2b Notes,] the Class A-3 Notes and the Class A-4 Notes for principal until paid in full[; and third, to the holders of the Class B Notes until the outstanding principal amount of the Class B Notes has been paid in full].

Principal distributions on the notes generally are not required to the extent funds are not available for this purpose. The exception to this general rule is that the outstanding principal amount, together with all accrued and unpaid interest, with respect to each class of notes is due and payable not later than the payment date specified for that class below:

Class	Final Maturity Date[[(1)]]
A-1	[ ], 20[ ]
A-2[a]	[ ], 20[ ]
[A-2b]	[ ], 20[ ]
A-3	[ ], 20[ ]
A-4	[ ], 20[ ]
[B]	[ ], 20[ ]

[[(1)	The final maturity dates set forth in this table represent the dates if the Base Transaction is issued. If the Upsize Transaction is issued, the following final maturity dates will apply: [ ], 20[ ] for the Class A-1 Notes, [ ], 20[ ] for the Class A-2 Notes, [ ], 20[ ] for the Class A-3 Notes [and] [ ], 20[ ] for the Class A-4 Notes [and [ ], 20[ ] for the Class B Notes].]]

Upon any prepayment in full of a receivable, the Contract Value of that receivable will be reduced to zero. This results in a decrease in the Pool Balance for the related Collection Period equal to the full Contract Value of the prepaid receivable. However, in circumstances where the Contract Value of the prepaid receivable exceeded its outstanding principal balance, the principal collected through the prepayment will be less than the resulting increase to the targeted principal distribution amount by an amount roughly equal to the excess of the receivable’s Contract Value over its outstanding principal balance immediately prior to the prepayment. This will generally happen when the annual percentage rate of the prepaid receivable was greater than the specified discount rate used to calculate its Contract Value. It may also result from early payments on simple interest receivables. See “The Receivables Pool.”

[To the extent necessary to maintain the initial credit ratings on the notes, funds will be deposited in the trust’s principal supplement account each time the trust buys any additional receivables during the pre-funding period. Any such funds are intended to cover shortfalls that could result from prepayments of this type. On each payment date, funds will be withdrawn from the principal supplement account (to the extent available) and included in the funds distributed on that payment date to cover shortfalls in distributions of interest and principal on the notes[ and swap payments] (after giving effect to any withdrawal to be made from the spread account on that payment date). However, no funds may be required to be deposited into the principal supplement account, and in the event of a required deposit, such amount may be less than the maximum aggregate shortfall that might result if all receivables of this type prepaid. Therefore, if a significant number of those receivables prepay, even if funds are deposited in the trust’s principal supplemental account, there may be insufficient funds available in the principal supplement account to cover the resulting shortfall.]

The “Write Down Amount” for any Collection Period for any 180-Day Receivable or Repossessed Receivable will be the excess of (a) the principal balance plus accrued and unpaid interest of such receivable as of the last day of the Collection Period during which the receivable became a 180-Day Receivable or Repossessed Receivable, as applicable, over (b) the estimated realizable value of the receivable, as determined by the servicer in accordance with its then-current servicing procedures for the related Collection Period, which amount may be adjusted to zero by the servicer in accordance with its normal servicing procedures if the receivable has ceased to be a 180-Day Receivable as provided in the definition of “180-Day Receivable.”

“180-Day Receivable” with respect to any Collection Period will be any receivable as to which a scheduled payment is 180 days or more past due by the last day of such Collection Period and which has not become a liquidated receivable or a Repossessed Receivable; provided that a receivable shall cease to be a 180-Day Receivable if the servicer subsequently receives payment in full of each scheduled payment that was previously 180 days or more past due.

“Repossessed Receivable” with respect to any Collection Period will be any receivable as to which the financed equipment securing the defaulted receivable has been repossessed by the last day of such Collection Period and which has not become a liquidated receivable.

[Subordination]

[The rights of the Class B noteholders to receive payments of principal and interest are subordinated, to the extent described in this prospectus, to the rights of the holders of Class A Notes to receive principal and interest, respectively, so long as the Class A Notes are outstanding.]

[The rights of the certificateholders to receive [payments of interest and principal][distributions] are subordinated, to the extent described in this prospectus, to the rights of the holders of the Class A Notes [and the Class B Notes] to receive interest [and principal][, and certificateholders are not entitled to receive payments of principal until the Class A Notes [and the Class B Notes] are paid in full.]

[Subordination is a credit enhancement mechanism by which payments are allocated first to more senior classes or subclasses, thereby increasing the likelihood of payment on such classes or subclasses. If there are not enough funds to pay interest and/or principal payments on a subordinated class or subclass, noteholders of such subordinated notes may not receive those payments in a timely manner or may experience a loss.]

Payment Dates and Collection Periods

Payments on the notes will be payable on the 15th day of each calendar month (or, if not a business day, the next business day), beginning [    ], 20[    ][, except that interest and principal on the Class A-1 Notes will also be payable on [    ], 20[    ], if any Class A-1 Notes remain outstanding after the [    ], 20[    ] payment date].

“Collection Period” means, with respect to any payment date, the period from the end of the preceding Collection Period (or, if for the first payment date, from the beginning of the day after the [initial] cutoff date) to and including the last day of the calendar month preceding the calendar month in which such payment date occurs.

Cutoff Date

A number of important calculations relating to the receivables will be made by reference to “cutoff dates” and “calendar months.” For instance, the Contract Value of the [initial] receivables [and each set of additional receivables that we sell to the trust] will be determined as of a related cutoff date. The [initial] cutoff date is [     ], 20[     ].

Record Dates

Payments on the notes will be made on each payment date to holders of record as of the fourteenth day of the calendar month in which the payment date occurs or, if definitive notes are issued, the close of business on the last day of the prior calendar month. [A special record date of [    ], 20[    ] will apply for the special payment date of [     ], 20[     ] relating to the Class A-1 Notes.]

[Mandatory Redemption]

[On the payment date on or immediately following the last day of the pre-funding period, any funds remaining in the pre-funding account (after giving effect to the purchase of all additional receivables, including any receivables purchased on that date) will be applied to redeem the notes then outstanding in the same sequence and proportions that would apply if the remaining funds were a part of the targeted principal distribution amount on that payment date.]

Optional Redemption

Any notes that remain outstanding on any payment date on which CNH Capital, which is an affiliate of the servicer and the depositor, exercises its option to purchase the receivables will be prepaid in whole at the applicable redemption price on that payment date. Such option cannot be exercised until the Pool Balance declines to 10% or less of the [sum of (i) the] Pool Balance as of the [initial] cutoff date [and (ii) the aggregate Contract Value of all additional receivables sold to the trust as of their respective cutoff dates]. The redemption price for any class of notes in connection with any optional redemption will equal the unpaid principal balance of that class of notes, plus accrued and unpaid interest thereon. CNH Capital must deposit the redemption price into the collection account by the business day preceding the 15th day of the calendar month in which such clean-up call will occur. Notice of a clean-up call will be given by the indenture trustee by first-class mail, postage prepaid, mailed not less than five business days prior to the applicable redemption date to each holder of notes, as of the close of business on the record date preceding the applicable payment date on which the clean-up call will occur, at such holder’s address appearing in the note register. The notice will identify the payment date on which the clean-up call will occur, the redemption price, the place where notes are to be surrendered for payment, and the CUSIP numbers of the affected notes.

Clearing of Notes and Denominations

The offered notes will be cleared through DTC in minimum denominations of $1,000 and in greater whole-dollar denominations. You may hold your notes through DTC (in the United States) or [(if the notes are made eligible) Clearstream or Euroclear (in Europe), as sub-custodian for DTC], if you are a participant of those systems, or indirectly through organizations that are a participant in those systems.

The Indenture

Modification of Indenture. The indenture for the trust may be amended with the consent of the holders of at least a majority of the outstanding principal amount of notes, the trust and the indenture trustee, with prior written notice to the hired NRSROs. However, the following changes may not be made to the indenture without the consent of each affected noteholder:

(1)	delay the final scheduled maturity date of any note, or reduce the principal amount of any note, the interest rate for any note or the redemption price for any note, or any change to the place for or currency of any payment on any note;

(2)	any change that impairs the right of a noteholder to take legal action to enforce payment under the provisions of the indenture;

(3)	any reduction in the percentage of noteholders, by aggregate principal balance, that is required to consent to any amendment or to any waiver of defaults or compliance with provisions of the indenture;

(4)	any modification of the provisions of the indenture regarding the voting of notes held by us, the trust, any other obligor on the notes, or any of our respective affiliates;

(5)	any reduction in the percentage of noteholders, by aggregate principal balance, that is required to direct the indenture trustee to sell or liquidate the receivables if the proceeds of sale would be insufficient to pay the notes in full, with interest; or

(6)	any change that adversely affects the status or priority of the lien of the indenture on any collateral.

Also, the trust and the indenture trustee may enter into supplemental indentures without obtaining the consent of the noteholders, but with prior written notice to the hired NRSROs, for the purpose of:

(a)	changing the indenture or the rights of noteholders, if the change will not adversely affect in any material respect the interests of any noteholder; or

(b)	substituting credit enhancement for any class of notes, if the Rating Agency Condition is satisfied with respect to the notes.

A supplemental indenture will not be deemed to adversely affect in any material respect the interests of any class of notes if the Rating Agency Condition is satisfied with respect to such supplemental indenture for such class of notes.

The “Rating Agency Condition” means, with respect to any action, that (with respect to each of the following rating agencies to the extent the following rating agency is a hired NRSRO to rate rated securities and such rating agency is still rating such rated securities) (a) S&P Global Ratings, acting through Standard & Poor’s Financial Services LLC (“S&P”), and Fitch, Inc. (“Fitch”) shall have each been given at least 10 business days’ prior notice thereof and (b) Moody’s Investors Service, Inc. (“Moody’s”) shall have been given at least 10 business days’ prior notice thereof and shall not have notified the trust and the indenture trustee that such action will result in a reduction or withdrawal of its then current rating of any rated securities. For purposes of the previous sentence, “rated securities” mean each class of notes rated by a hired NRSRO [and the certificates rated by a hired NRSRO].

Notes legally or beneficially owned by the depositor or its affiliates will be entitled to equal and proportionate benefits under the indenture, except that notes owned by the trust, any other obligor upon the notes, the depositor, or any affiliate of such persons will be deemed not to be outstanding for the purpose of determining whether the requisite percentage of noteholders have given any request, demand, authorization, direction, notice, consent or waiver under the transaction documents.

Events of Default; Rights upon Event of Default. Any one of the following events will be an event of default for the notes:

•	the trust fails to pay any interest on any Class A Note[, or if no Class A Notes are outstanding, any Class B Note] within five days after its due date;

•	the trust fails to pay any installment of the principal of any note on its due date;

•	the trust breaches any of its other covenants in the indenture and such breach continues for 30 days after written notice of the breach is given to the trust by the indenture trustee or to the trust and the indenture trustee by the holders of at least 25% of the outstanding principal amount of the notes;

•	the trust fails to correct a breach of a representation or warranty it made in the indenture, or in any certificate delivered in connection with the indenture, that was incorrect in a material respect at the time it was made, for 30 days after written notice of the breach is given to the trust by the indenture trustee or to the trust and the indenture trustee by the holders of at least 25% of the outstanding principal amount of the notes; or

•	the trust becomes bankrupt or insolvent or is liquidated, provided however, that if such event arises due to an order or decree in an involuntary case, such order or decree remains unstayed and in effect for a period of 60 consecutive days or the trust consents to such order.

If an event that, with notice or the lapse of time or both would become an event of default occurs and is continuing and is known to a responsible officer of the indenture trustee, the indenture trustee will mail to [[the][each] swap counterparty and] each noteholder notice of that default within 90 days after it occurs. Except in the case of an event that is, or with notice or the lapse of time or both would become, an event of default due to a default in payment of principal of or interest on a note, including payments pursuant to the mandatory redemption provisions of such note, the indenture trustee may withhold the notice if and so long as a committee of its responsible officers in good faith determines that withholding the notice is in the interests of the noteholders [and [the][each] swap counterparty].

You should note, however, that until the final scheduled maturity date for any class of notes, the amount of principal due to noteholders generally will be limited to amounts available for that purpose. [Also, the amount of interest due to noteholders of any class is limited to amounts available for that purpose.] Therefore, the failure to pay principal [or interest] on a class of notes generally will not result in the occurrence of an event of default until the final scheduled maturity date for that class of notes.

If an event of default with respect to the notes occurs and is not remedied as provided in the indenture, then the principal of the notes may be declared to be immediately due and payable by the indenture trustee or holders of a majority in principal amount of those notes [or holders of a majority in principal amount of [insert applicable classes of those notes]. That declaration may be rescinded by holders of a majority of the outstanding principal amount of the notes, but only after payment of any past due amounts and cure or waiver of all other events of default. [Noteholders’ voting rights vary by class.]

If the notes have been declared due and payable following an event of default, the indenture trustee may institute proceedings to collect amounts due or foreclose on trust property, exercise remedies as a secured party, sell the receivables or elect to have the trust maintain possession of the receivables and continue to collect on them as if there had been no declaration of acceleration. However, the indenture trustee is prohibited from selling the receivables following an event of default, other than an event of default resulting from a default in the payment of any principal of or a default in the payment of any interest on any note that continues for five days or more, unless (i) the holders of all the outstanding notes consent to the sale, (ii) the proceeds of the sale are sufficient to pay in full the principal of and the accrued interest on the notes at the date of such sale or (iii) the indenture trustee determines that the proceeds of receivables would not be sufficient on an ongoing basis to make all payments on the notes as those payments would have become due if those obligations had not been declared due and payable, and the indenture trustee obtains the consent of the holders of 66 2/3%  of the outstanding principal amount of the notes.

The indenture will provide that, subject to the duty of the indenture trustee to act with the required standard of care if an event of default occurs, the indenture trustee is not required to exercise any of its rights or powers under the indenture at the request or direction of any of the noteholders or note owners, other than requests or directions of any of the noteholders or note owners relating to a request for a vote for an asset representations review, if the indenture trustee believes it will not be adequately indemnified against the costs, expenses and liabilities which might be incurred by it in complying with that request. Subject to the provision of adequate indemnification of the indenture trustee as described above, the holders of a majority of the outstanding principal amount of the notes [(or of one or more classes of those notes)] will have the right to direct the time, method and place for any remedy available to the indenture trustee.

No noteholder will have the right to take legal action under the indenture, unless:

•	the noteholder gives the indenture trustee written notice of an event of default;

•	the holders of at least 25% of the outstanding principal amount of notes have requested in writing that the indenture trustee take legal action and have offered indemnity to the indenture trustee;

•	the indenture trustee has not received a direction not to take legal action from the holders of a majority of the outstanding principal amount of the notes; and

•	the indenture trustee has failed to take legal action within 60 days.

In addition, the indenture trustee and the noteholders, by accepting their notes, will covenant that they will not at any time institute any bankruptcy or insolvency proceeding against the trust.

None of the trustee, the indenture trustee in its individual capacity, any holder of a certificate representing an ownership interest in the trust or any of their respective owners, beneficiaries, agents, officers, directors, employees, affiliates, successors or assigns will be personally liable for the payment of the principal of or interest on the notes or for the agreements of the trust contained in the indenture.

If an event of default has occurred and is continuing, the indenture trustee may, and at the direction of the holders of not less than 66 2/3% of the outstanding amount of the notes will, exercise all rights, remedies, powers, privileges and claims of the trust against the depositor or the servicer under or in connection with the sale and servicing agreement, including the right or power to take any action to compel or secure performance or observance by the depositor or the servicer of each of their obligations to the trust thereunder and to give any consent, request, notice, direction, approval, extension or waiver under the sale and servicing agreement, and any right of the trust to take such action will be suspended. In addition, if an event of default has occurred and is continuing, the indenture trustee may, and at the direction of the holders of not less than 66 2/3% of the outstanding amount of the notes will, exercise all rights, remedies, powers, privileges and claims of the depositor against the sponsor, under or in connection with the purchase agreement between it and the depositor, including the right or power to take any action to compel or secure performance or observance by the sponsor, of its obligations to the depositor thereunder and to give any consent, request, notice, direction, approval, extension or waiver under such purchase agreement, and any right of the depositor to take such action will be suspended.

Certain Covenants. In the indenture, the trust will agree not to consolidate with or merge into any other entity, unless:

•	the entity formed by or surviving the consolidation or merger is organized under the laws of the United States or any state,

•	that entity expressly assumes the trust’s obligations relating to the notes,

•	immediately after the transaction, no event of default would have occurred and not have been remedied,

•	the trust has been advised that, with respect to such transaction, the Rating Agency Condition has been satisfied with respect to the securities, and

•	the trust has received an opinion of counsel to the effect that the consolidation or merger would have no material adverse tax consequence to the trust or to any noteholder or certificateholder.

The trust will also agree not to take the following actions:

•	sell or otherwise dispose of any of its assets, except as permitted by its transaction agreements,

•	claim any credit on or make any deduction from the principal and interest payable in respect of its notes, other than amounts withheld under the Code or applicable state law,

•	assert any claim against any present or former holder of those notes because of the payment of taxes levied or assessed upon the trust,

•	dissolve or liquidate in whole or in part, except as contemplated by its transaction agreements,

•	permit the validity or effectiveness of the indenture to be impaired or permit any person to be released from any obligations with respect to the notes under the indenture, except as may be expressly permitted by the indenture,

•	permit any lien, claim or other encumbrance to affect its assets or any part of the trust, any interest in its assets or the trust or any related proceeds, or

•	incur, assume or guarantee any indebtedness other than indebtedness incurred pursuant to the notes and its other transaction agreements.

The trust may engage in only the activities described in this prospectus.

Annual Compliance Statement. The trust will be required to file annually with the indenture trustee a written statement as to the fulfillment of its obligations under the indenture.

Indenture Trustee’s Annual Report. The indenture trustee for the trust will be required to prepare and to mail each year, within 60 days after each December 31, to all of the trust’s noteholders a brief report relating to its eligibility and qualification to continue as indenture trustee, any amounts advanced by it under the indenture, information about indebtedness owing by the trust to the indenture trustee in its individual capacity, any property and funds physically held by the indenture trustee as such and any action taken by it that materially affects the notes and that has not been previously reported.

Satisfaction and Discharge of Indenture. The indenture may be discharged with respect to the collateral securing the notes upon the delivery to the indenture trustee for cancellation of all of the notes or upon deposit with the indenture trustee of funds sufficient for the payment in full of the notes.

Weighted Average Life of the [Class A] Notes

As the rate of payment of principal of your notes depends primarily on the rate of payment (including prepayments) of the principal balance of the receivables, final payment of each class of offered notes could occur significantly earlier than the scheduled final maturity date for that class. You will bear the risk of being able to reinvest principal payments on your notes at yields at least equal to the yield on your notes.

Prepayments on the receivables can be measured relative to a prepayment standard or model. The model used in this prospectus is based on a constant prepayment rate (“CPR”). CPR is determined by the percentage of principal outstanding at the beginning of a period that prepays during that period, stated as an annualized rate. The CPR prepayment model, like any prepayment model, does not purport to be either a historical description of prepayment experience or a prediction of the anticipated rate of prepayment.

The tables on pages [82] through [87] have been prepared on the basis of certain assumptions, including that: (a) the receivables prepay in full at the specified CPR during such Collection Period and neither we nor the servicer are required to purchase any receivables from the trust, (b) [[(i) if the Base Transaction is issued,]] interest accrues on the Class A-1 Notes at [    ]%, the Class A-2[a] Notes at [    ]%, [the Class A-2b Notes at [    ]%,] the Class A-3 Notes at [    ]%, [and] the Class A-4 Notes at [    ]% [and the Class B Notes at [    ]% [[and (ii) if the Upsize Transaction is issued, interest accrues on the Class A-1 Notes at [     ]%, the Class A-2[a] Notes at [    ]%, [the Class A-2b Notes at [    ]%,] the Class A-3 Notes at [    ]%, [and] the Class A-4 Notes at [    ]% [and the Class B Notes at [     ]%]]], [(c)] [the principal amount of the Class A-2 notes is allocated to Class A-2a Notes in the amount of $[ ] [[if the Base Transaction is issued and $[    ] if the Upsize Transaction is issued]] and to Class A-2b Notes in the amount of $[    ] [[if the Base Transaction is issued and $[    ] if the Upsize Transaction is issued]],] [(d)] interest accrues on all notes (other than the Class A-1 Notes [and the Class A-2b Notes]) based on a 360-day year consisting of twelve 30-day months and interest accrues on the Class A-1 Notes [and the Class A-2b Notes] based on actual days elapsed during the period for which interest is payable and a 360-day year, [(e)] each payment on the receivables is made on the last day of each Collection Period, [(f)] distributions are made on the 15th day of each month, regardless of whether or not it is a business day, (beginning [    ], 20[    ]) in respect of the notes in accordance with the description set forth under “Servicing Matters—Distributions,” [(g)] the balance in the spread account on any day is equal to the required spread account balance, [(h)] the closing date occurs on [    ], 20[    ], [(i)] CNH Capital exercises its option to purchase the receivables on the earliest permitted payment date, [(j)] the assumed discount rate is [    ]%, [(k)] the aggregate Contract Value is [[(i)]] $[    ] [[if the Base Transaction is issued and (ii) $[    ] if the Upsize Transaction is issued]], [(l)] the Cutoff Date is [    ], 20[    ], [(m)] New Holland Credit is the Servicer, and [(n)] the notes [(other than the Class A-2a and the Class A-2b Notes)] are issued in the respective assumed initial principal amounts [[for the Base Transaction and the Upsize Transaction, as applicable,]] set forth on the cover page of this prospectus. The tables indicate the projected weighted average life of each class of offered notes and set forth the percent of the initial principal balance of each class of offered notes that is projected to be outstanding after each of the payment dates shown at various CPR percentages [[if the Base Transaction is issued and if the Upsize Transaction is issued]].

The information included in the following tables represents forward-looking statements and involves risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. The actual characteristics and performance of the receivables will differ from the assumptions used in constructing the tables on pages [82] through [87]. The assumptions used are hypothetical and have been provided only to give a general sense of how the principal cash flows might behave under varying prepayment scenarios. For example, the actual Specified Discount Factor used to determine the initial Contract Value may be different from the assumed discount rate used in this prospectus and as a result the principal balance of each class of the notes issued may vary (although not by more than 5%) from that assumed herein, thereby possibly affecting the prepayment speed of the notes. Additionally, it is highly unlikely that the receivables will prepay at a constant CPR until maturity or that all of the receivables will prepay at the same CPR. [Similarly, the aggregate Contract Value of additional receivables may be less than the amount deposited in the trust’s pre-funding account.] Moreover, the diverse terms of receivables within the pool could produce slower or faster principal distributions than indicated in the tables at the various CPR specified. Any difference between those assumptions and the actual characteristics and performance of the receivables, or actual prepayment experience, will affect the percentages of initial balances outstanding over time and the weighted average lives of the offered notes.

Percent of Initial Principal Amount of the A-1 and A-2 Notes at Various CPR Percentages [[(Base Transaction)]]

	A-1 Notes						A-2[a] Notes [and A-2b Notes]
Payment Date	[ ]% CPR	[ ]% CPR	[ ]% CPR	[ ]% CPR	[ ]% CPR	[ ]% CPR	[ ]% CPR	[ ]% CPR	[ ]% CPR	[ ]% CPR	[ ]% CPR	[ ]% CPR
Closing Date	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
WAL (yrs)(1)	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
WAL to Maturity (yrs)(1)	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]

[Any applicable effect of prepayments on yield will be disclosed in each CPR table.]

(1)	The weighted average life of an A-1 Note or A-2[a] Note [or A-2b Note] is determined by: (a) multiplying the amount of each principal payment on the applicable note by the number of years from the date of issuance of such note to the related payment date, (b) adding the results, and (c) dividing the sum by the related initial principal amount of such note.

This table has been prepared based on the assumptions described on page [80] (including the assumptions regarding the characteristics and performance of the receivables, which will differ from the actual characteristics and performance thereof) and should be read in conjunction therewith.

[[Percent of Initial Principal Amount of the A-1 and A-2 Notes at Various CPR Percentages (Upsize Transaction)]]

[[

	A-1 Notes						A-2[a] Notes [and A-2b Notes]
Payment Date	[ ]% CPR	[ ]% CPR	[ ]% CPR	[ ]% CPR	[ ]% CPR	[ ]% CPR	[ ]% CPR	[ ]% CPR	[ ]% CPR	[ ]% CPR	[ ]% CPR	[ ]% CPR
Closing Date	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
WAL (yrs)(1)	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
WAL to Maturity (yrs)(1)	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]

[Any applicable effect of prepayments on yield will be disclosed in each CPR table.]

(1)	The weighted average life of an A-1 Note or A-2[a] Note [or A-2b Note] is determined by: (a) multiplying the amount of each principal payment on the applicable note by the number of years from the date of issuance of such note to the related payment date, (b) adding the results, and (c) dividing the sum by the related initial principal amount of such note.

This table has been prepared based on the assumptions described on page [80] (including the assumptions regarding the characteristics and performance of the receivables, which will differ from the actual characteristics and performance thereof) and should be read in conjunction therewith.

]]

Percent of Initial Principal Amount of the A-3 and A-4 Notes at Various CPR Percentages [[(Base Transaction)]]

	A-3 Notes						A-4 Notes
Payment Date	[ ]% CPR	[ ]% CPR	[ ]% CPR	[ ]% CPR	[ ]% CPR	[ ]% CPR	[ ]% CPR	[ ]% CPR	[ ]% CPR	[ ]% CPR	[ ]% CPR	[ ]% CPR
Closing Date	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
WAL (yrs)(1)	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
WAL to Maturity (yrs)(1)	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]

[Any applicable effect of prepayments on yield will be disclosed in each CPR table.]

(1)	The weighted average life of an A-3 Note or A-4 Note is determined by: (a) multiplying the amount of each principal payment on the applicable note by the number of years from the date of issuance of such note to the related payment date, (b) adding the results, and (c) dividing the sum by the related initial principal amount of such note.

This table has been prepared based on the assumptions described on page [80] (including the assumptions regarding the characteristics and performance of the receivables, which will differ from the actual characteristics and performance thereof) and should be read in conjunction therewith.

[[Percent of Initial Principal Amount of the A-3 and A-4 Notes at Various CPR Percentages (Upsize Transaction)]]

[[

	A-3 Notes						A-4 Notes
Payment Date	[ ]% CPR	[ ]% CPR	[ ]% CPR	[ ]% CPR	[ ]% CPR	[ ]% CPR	[ ]% CPR	[ ]% CPR	[ ]% CPR	[ ]% CPR	[ ]% CPR	[ ]% CPR
Closing Date	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
WAL (yrs)(1)	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
WAL to Maturity (yrs)(1)	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]

[Any applicable effect of prepayments on yield will be disclosed in each CPR table.]

(1)	The weighted average life of an A-3 Note or A-4 Note is determined by: (a) multiplying the amount of each principal payment on the applicable note by the number of years from the date of issuance of such note to the related payment date, (b) adding the results, and (c) dividing the sum by the related initial principal amount of such note.

This table has been prepared based on the assumptions described on page [80] (including the assumptions regarding the characteristics and performance of the receivables, which will differ from the actual characteristics and performance thereof) and should be read in conjunction therewith.

]]

[Percent of Initial Principal Amount of the B Notes at Various CPR Percentages [[(Base Transaction)]]

B Notes
Payment Date	[ ]% CPR	[ ]% CPR	[ ]% CPR	[ ]% CPR	[ ]% CPR	[ ]% CPR
Closing Date	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
WAL (yrs)(1)	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
WAL to Maturity (yrs)(1)	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]

[Any applicable effect of prepayments on yield will be disclosed in each CPR table.]

(1)	The weighted average life of a B Note is determined by: (a) multiplying the amount of each principal payment on the applicable note by the number of years from the date of issuance of such note to the related payment date, (b) adding the results, and (c) dividing the sum by the related initial principal amount of such note.

This table has been prepared based on the assumptions described on page [80] (including the assumptions regarding the characteristics and performance of the receivables, which will differ from the actual characteristics and performance thereof) and should be read in conjunction therewith.

[[Percent of Initial Principal Amount of the B Notes at Various CPR Percentages (Upsize Transaction)]]

[[

B Notes
Payment Date	[ ]% CPR	[ ]% CPR	[ ]% CPR	[ ]% CPR	[ ]% CPR	[ ]% CPR
Closing Date	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ], 20[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
WAL (yrs)(1)	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
WAL to Maturity (yrs)(1)	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]

[Any applicable effect of prepayments on yield will be disclosed in each CPR table.]

(1)	The weighted average life of a B Note is determined by: (a) multiplying the amount of each principal payment on the applicable note by the number of years from the date of issuance of such note to the related payment date, (b) adding the results, and (c) dividing the sum by the related initial principal amount of such note.

This table has been prepared based on the assumptions described on page [80] (including the assumptions regarding the characteristics and performance of the receivables, which will differ from the actual characteristics and performance thereof) and should be read in conjunction therewith.

]] ]

Description of the Certificates

[On the closing date, the trust will issue [one class][[    ] classes] certificates representing 100% of the beneficial ownership interest in the trust pursuant to the trust agreement between us and the trustee.] [Insert amount of certificates, if applicable, in accordance with Item 1104(g), 1108(e) and 1110(b)(3).] We have filed a form of the trust agreement to be used as an exhibit to the registration statement of which this prospectus is a part. The trust’s certificates will [initially] be [sold in transactions exempt from registration under the Securities Act][retained by][acquired by] [us][our affiliate[s]]. We summarize the material terms of the certificates to the extent material to noteholders below. This summary does not include all of the terms of the certificates and is qualified by reference to the actual certificates.

Certificateholders’ rights to receive payments on their certificates will be junior to the payment rights of noteholders to the extent described herein. [In addition, the right of holders of [    ] class of certificates to receive [payments of principal and interest or other] distributions is [senior][subordinate] to the rights of holders of the [class [    ]][[    ] classes] of certificates.] [No amounts will be paid with respect to the certificates on any payment date until all principal and interest payable on the notes on that payment date have been paid in full.]

[The certificates’ interest [rate is][rates are] [set forth under “Overview of Transaction–Offered Securities,” which is a [fixed][floating] interest rate] [zero].]

Upon the payment in full of all outstanding notes and the satisfaction and discharge of the indenture, the trustee will succeed to all the rights of the indenture trustee, and the certificateholders will succeed to all the rights of the noteholders, under the sale and servicing agreement, except as otherwise provided in the sale and servicing agreement. When we or one of our affiliates hold the certificates issued by the trust, the trust might be considered our affiliate.

Once we are no longer required to hold the certificates to satisfy our obligations under Regulation RR, we may without consent of the noteholders, sell or pledge the certificates to affiliated or unaffiliated entities, provided that such transactions comply with all applicable securities laws and regulations and so long as the transferee represents and warrants to the trust that the transfer will not cause the trust to be treated as a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes and that the transferee will not take any action that would cause the trust to be treated as a publicly traded partnership for U.S. federal income tax purposes.

[Pre-Funding Period]

[In addition to the initial receivables, we expect to sell to the trust additional receivables having an aggregate Contract Value approximately equal to $[    ], the amount we will deposit in the trust’s pre-funding account. We expect to sell additional receivables to the trust monthly on dates specified by us during the pre-funding period. The pre-funding period will begin on the closing date and end on the earliest of: (a) the day on which the amount on deposit in the trust’s pre-funding account is reduced to less than $[    ], (b) the date on which an event of default or a servicer default occurs, (c) the date on which an insolvency event occurs with respect to us or the servicer and (d) the close of business on the [    ], 20[    ] payment date.

Assuming the entire amount on deposit in the pre-funding account is used to purchase receivables, the portion of receivables in the asset pool purchased during the pre-funding period would equal [ ]% of the initial Pool Balance and [ ]% of the initial outstanding balance of the notes. Since some of the initial receivables will have amortized by the end of the pre-funding period, if additional receivables are purchased during the prefunding period, the pre-funded receivables are expected to be a larger portion of the Pool Balance as of the end of the pre-funding period than the percentage set forth in the preceding sentence.

Any funds remaining in the pre-funding account at the end of the pre-funding period will be applied to make principal payments on the notes in the same order of priority that applies to principal payments made from other sources.

Upon any sale of additional receivables to the trust:

(1)	the Pool Balance will increase in an amount equal to the aggregate Contract Value of the additional receivables;

(2)	an amount equal to [ ]% of the aggregate Contract Value of the additional receivables will be withdrawn from the pre-funding account and deposited in the spread account;

(3)	if any deposit into the principal supplement account is required, the necessary funds will be withdrawn from the pre-funding account and deposited in the principal supplement account; and

(4)	an amount equal to the excess of the aggregate Contract Value of the additional receivables over the sum of the amounts described in clauses (2) and (3) will be withdrawn from the pre-funding account and paid to us.]

Servicing Matters

Fees

The servicing fee payable to the servicer will accrue at a rate of [1.00]% per annum on the Pool Balance as of the first day of each Collection Period. The servicing fee will be paid solely to the extent that there are funds available to pay it as described under “—Distributions” below.

The servicing fee payable to a successor servicer each Collection Period will be the greater of (a) [1/12] of [1.00]% of the Pool Balance as of the first day of the preceding Collection Period, (b) $[8.50] per contract in the trust as of the first day of the applicable Collection Period, and (c) $[5,000]. The successor servicer’s servicing fee will be paid solely to the extent that there are funds available to pay it as described under “—Distributions” below.

Distributions

On each payment date, the servicer will cause payments on the notes and other trust liabilities to be made from the following sources:

•	the aggregate collections on the receivables during the prior Collection Period, including proceeds of liquidated receivables obtained through the sale or other disposition of the related equipment, net of expenses incurred by the servicer in connection with such liquidation and any amounts required by law to be remitted to the related obligor; however, no other monies collected on any liquidated receivable during any Collection Period after the Collection Period in which it became a liquidated receivable will be included in the funds available for distribution;

•	[any amounts withdrawn from the [spread account][, negative carry account and principal supplement account] for that payment date (these amounts can only be used to make payments on the notes as described in this prospectus);]

•	earnings from investment of funds held in the trust’s bank accounts;

•	[any Net Swap Receipts [and any swap termination payments received pursuant to any swap agreement];] and

•	the aggregate purchase prices for any receivables repurchased by us or CNH Capital or purchased by the servicer.

The aggregate funds available from these sources will be applied in the following order of priority:

[(1)]	to pay to the asset representations reviewer, all amounts due, including indemnities, up to a maximum of $[ ] per year;

[(2)]	to pay to the servicer, its accrued and unpaid servicing fee and all unpaid servicing fees from prior collection periods[, except that available funds from the spread account may not be used for this purpose as long as the servicer is New Holland Credit or another affiliate of CNH Capital];

[(3)]	to pay to the administrator, the administration fee and all unpaid administration fees from prior collection periods[, except that available funds from the spread account may not be used for this purpose as long as the administrator is New Holland Credit or another affiliate of CNH Capital];

[(4)]	[to pay any Net Swap Payments (including interest on any overdue Net Swap Payments), if any, due to the applicable swap counterparty;]

[(5)]	to pay [(a)] the amount of interest accrued on the Class A Notes during the prior interest period, plus any amount of interest on the Class A Notes that was not paid when due (and, to the extent permitted by law, any interest on that unpaid amount) [and (b) any Priority Swap Termination Payments owed by the trust to the applicable swap counterparty, pro rata based on the principal balance of the Class A Notes and the amount of any Priority Swap Termination Payments; provided that if any funds allocated to make payments pursuant to the preceding clause [5(a)] or [5(b)] remain after making the payments required by clause [5(a)] or [5(b)], respectively, such funds shall be used to pay any remaining amounts due payable under clause [(5)] before any such funds are distributed pursuant to clauses [(6)] through [(14)]];

[(6)]	[to pay principal on the Class A Notes in an amount equal to the excess of (x) the outstanding principal balances of the Class A Notes over (y) the Asset Balance; provided, that on the final maturity date for each subclass of Class A Notes, the amount payable pursuant to this clause [(6)] will at least equal the amount necessary to repay the outstanding principal balance of that subclass of Class A Notes;]

[(7)]	[to pay the amount of interest accrued on the Class B Notes during the prior interest period, plus any amount of interest on the Class B Notes that was not paid when due (and, to the extent permitted by law, any interest on that unpaid amount);]

[(8)]	to pay principal on the Class A Notes [and the Class B Notes] in an amount equal to the Note Monthly Principal Distributable Amount;

[(9)]	to the spread account, to the extent necessary so that the balance on deposit therein will not be less than the required balance;

[(10)]	to pay principal on the Class A Notes in an amount equal to the Note Monthly Additional Principal Distributable Amount;

[(11)]	[to pay any swap termination payments to the extent not paid under clause [(5)];]

[(12)]	to pay to the asset representations reviewer, all fees, expenses and indemnities due to the extent not paid under clause [(1)];

[(13)]	to pay to the servicer, any accrued and unpaid reimbursable expenses of the servicer[, except that available funds from the spread account may not be used for this purpose as long as the servicer is New Holland Credit or another affiliate of CNH Capital]; and

[(14)]	the remaining balance, if any, to the certificateholders, which will initially be us.

All amounts available for principal payments on the notes as described in clauses [(6)] [and] [(8)] [and [(10)]] above will be applied to the notes sequentially, as more fully explained in “Description of the Notes—Payments of Principal.”

As used herein, with respect to any payment date:

“Asset Balance” means, for any payment date, [the sum of] the Pool Balance [and any amounts on deposit in the pre-funding account, in each case,] as of the beginning of the current Collection Period. [For purposes of the calculation of any amount on deposit in the pre-funding account, any amount in the pre-funding account that is to be paid as principal on the notes on the payment date falling in that Collection Period in connection with the end of the pre-funding period shall be deemed to have been withdrawn from the pre-funding account as of the end of the immediately preceding Collection Period.]

“Note Monthly Additional Principal Distributable Amount” means, for any payment date, the excess of (i) the outstanding principal balance of the Class A Notes after distribution of the Note Monthly Principal Distributable Amount on such payment date over (ii) the excess of (a) [the sum of (x)] the Asset Balance for such payment date [and (y) the balance on deposit in the pre-funding account] over (b) the Target Overcollateralization Amount.

“Note Monthly Principal Distributable Amount” means, for any payment date, the amount, if any, necessary to be paid on the notes to reduce the outstanding principal amount of the notes [(after giving effect to payments on the Class A Notes to be made pursuant to clause [(6)] above on that payment date)] to an amount equal to (1) the Asset Balance for that payment date less (2) the amount of the excess, if any, of (i) the Asset Balance for the previous payment date (or, in the case of the first payment date, the Pool Balance as of the cutoff date) over (ii) the outstanding principal amount of the notes after giving effect to the distributions on the previous payment date (or, in the case of the first payment date, the principal amount of the notes as of the closing date), except that (a) the Note Monthly Principal Distributable Amount will not exceed the aggregate outstanding principal balance of the notes [(after giving effect to payments on the Class A Notes to be made pursuant to clause [(6)] above on that payment date)] and (b) on the final maturity date for [each subclass of Class A Notes][the Class B Notes], the Note Monthly Principal Distributable Amount will at least equal the amount necessary to reduce the outstanding principal balance of [such subclass of Class A Notes][the Class B Notes] and of any other class of notes payable prior to that class of notes [(after giving effect to payments on the Class A Notes to be made pursuant to clause [(6)] above on that payment date)] to zero.

[“Priority Swap Termination Payment” means any swap termination payment payable by the trust relating to (a) an early termination of the swap agreement following an “event of default” or “termination event” arising under such swap agreement for which the swap counterparty is not the “defaulting party” or sole “affected party” or (b) an early termination of the swap agreement as a result of certain “tax events” or “illegality” under such swap agreement.]

After an event of default and acceleration of the notes (and, if any notes remain outstanding, on and after the final scheduled maturity date for the last of the notes), aggregate funds available will instead be applied in the following order of priority:

[(1)]	to pay to the servicer, its accrued and unpaid servicing fee and all unpaid servicing fees from prior collection periods[, except that available funds from the spread account may not be used for this purpose as long as the servicer is New Holland Credit or another affiliate of CNH Capital];

[(2)]	to pay to the indenture trustee, all amounts due under the indenture, and to the trustee, all amounts due under the trust agreement;

[(3)]	to pay to the asset representations reviewer, all amounts due, including indemnities, according to the transaction documents;

[(4)]	to pay to the administrator, the administration fee and all unpaid administration fees from prior collection periods;

[(5)]	[to pay any Net Swap Payments (including interest on any overdue Net Swap Payments), if any, due to the applicable swap counterparty;]

[(6)]	to pay [(a)] the amount of interest accrued on the Class A Notes during the prior interest period, plus any amount of interest on the Class A Notes that was not paid when due (and, to the extent permitted by law, any interest on that unpaid amount) [and (b) any Priority Swap Termination Payments owed by the trust to the applicable swap counterparty, pro rata based on the principal balance of the Class A Notes and the amount of any Priority Swap Termination Payments; provided that if any funds allocated to make payments pursuant to the preceding clause [6(a)] or [6(b)] remain after making the payments required by clause [6(a)] or [6(b)], respectively, such funds shall be used to pay any remaining amounts due payable under clause [(6)] before any such funds are distributed pursuant to clauses [(7)] through [(13)]];

[(7)]	to pay principal to the holders of the Class A-1 Notes until the outstanding principal amount of the Class A-1 Notes has been paid in full, and then to pay principal to the holders of the Class A-2[a] Notes, [the Class A-2b Notes,] the Class A-3 Notes, and the Class A-4 Notes ratably according to the amounts due and payable on the Class A-2[a] Notes, [the Class A-2b Notes,] the Class A-3 Notes and the Class A-4 Notes for principal until paid in full;

[(8)]	[to pay the amount of interest accrued on the Class B Notes during the prior interest period, plus any amount of interest on the Class B Notes that was not paid when due (and, to the extent permitted by law, any interest on that unpaid amount);]

[(9)]	[to pay principal to the holders of the Class B Notes until the outstanding principal amount of the Class B Notes has been paid in full;]

[(10)]	[to pay any swap termination payments to the extent not paid under clause [(6)];]

[(11)]	to pay to the servicer, any accrued and unpaid reimbursable expenses of the servicer[, except that available funds from the spread account may not be used for this purpose as long as the servicer is New Holland Credit or another affiliate of CNH Capital];

[(12)]	to pay to the trustee, all amounts due under the trust agreement to the extent not paid under clause [(2)] above; and

[(13)]	the remaining balance, if any, to the certificateholders, which will initially be us.

If there has been an optional redemption of the notes, then the amounts paid by CNH Capital in connection with such redemption would be applied in the preceding order of priority.

[However, if an event of default has occurred and the indenture trustee has collected any money or property through (a) proceedings to collect amounts due, (b) foreclosing on trust property, (c) exercising remedies as a secured party, or (d) selling related receivables, then such money or property will be applied in the order of priority as set forth in the second preceding paragraph, except that:

●	amounts due to the indenture trustee under the indenture and amounts due to the trustee with respect to its compensation and expenses would be paid prior to paying the amounts described under clauses [(3)] through [(11)]; and

●	amounts due to the trustee under the trust agreement, to the extent not paid under the preceding clause, would be paid prior to paying the remaining funds to the certificateholders as described above following amounts applied pursuant to clause [(12)].]

You should note that, until the final scheduled maturity date for any class of notes, the amount of principal due to noteholders will generally be limited to amounts available for that purpose. Therefore, the failure to pay principal on a class of notes generally will not result in the occurrence of an event of default until the final scheduled maturity date for that class of notes.

For more information on:

●	the asset representations reviewer and related asset representations reviewer fees, expenses and indemnities, see “Asset Representations Reviewer” above;

●	the servicer, servicing fees and reimbursable expenses of the servicer, see “—Fees” above, “—Fees and Expenses Payable Out of Cash Flows” below, and “Servicer”;

●	the administrator and related administration fees, see “Issuing Entity” and “Servicer” above;

●	[any swap agreement and the related Net Swap Payments and swap termination payments, see “Swap Agreement” below;] and

●	the spread account, its required balance and the use of funds on deposit in the spread account, see “—Spread Account” below.

Fees and Expenses Payable Out of Cash Flows(1)

The following table shows the amount or formula for the fees payable to the indenture trustee, the trustee, the asset representations reviewer and the servicer. The fees of the indenture trustee, the trustee and the asset representations reviewer may be paid monthly, annually or on another schedule as agreed by the administrator and the indenture trustee, the trustee and the asset representations reviewer. To the extent these fees have not been paid by the depositor or the administrator, they will be paid on each payment date from available funds in the order of priority described in “—Distributions.” [These fees will not change during the term of this securitization transaction.]

Fee or Expense	Amount of Fee or Expense(2)	Party Receiving Fee or Expense Amount	General Purpose of Fee or Expense	Source of Funds to Pay Fee or Expense(3)	Distribution Priority(4)

Asset Representations Reviewer fees, expenses and indemnities(5)	Includes an annual fee of $[ ], a review fee of $[ ], indemnification amounts and the asset representations reviewer’s expenses incurred in the course of performing the asset representation reviews, in total up to a maximum of $[ ] per year. These expenses will fluctuate from time to time depending on the related expenses actually incurred, and noteholders will not be notified of (or asked to approve) the increase or decrease in each expense from time to time, other than to the extent such information is disclosed in the monthly report.(6)(7)	Asset Representations Reviewer	Provide for Asset Representations Reviewer and perform asset representations review as directed	The annual fee is payable by the servicer	Clauses [(1)] and [(12)]

Servicing fee(8)	Accrues at a rate of [1.00]% per annum on the Pool Balance as of the first day of each Collection Period.(9)	Servicer	Provide for a servicer as required	—	Clause [(2)]

Administration fee(10)	$[ ] per quarter.	Administrator	Provide for administrator	—	Clause [(3)]

Reimbursable expenses of the servicer	Includes a successor servicer’s expenses incurred in the course of re-perfecting security interests. These expenses will fluctuate from time to time depending on the related expenses actually incurred, and noteholders will not be notified of (or asked to approve) the increase or decrease in each expense from time to time, other than to the extent such information is disclosed in the monthly report.	Servicer	To cover expenses of servicer	—	Clause [(13)]

Servicer’s liquidation expenses	These expenses will fluctuate from time to time depending on the related expenses actually incurred, and noteholders will not be notified of (or asked to approve) the increase or decrease in each expense from time to time, other than to the extent such information is disclosed in the monthly report.	Servicer	To cover expenses incurred by servicer in the process of converting financed equipment into cash proceeds	From amounts received with respect to the liquidated receivable	Out of collections from the disposition of the equipment prior to deposit into collection account

Trustee fees(11) and expenses	Trustee fee: $[ ] annually and one time acceptance fee of $[ ].(12) Trustee expenses: These expenses will fluctuate from time to time depending on the related expenses actually incurred, and noteholders will not be notified of (or asked to approve) the increase or decrease in each expense from time to time, other than to the extent such information is disclosed in the monthly report.	Trustee	To cover expenses of trustee	The depositor is obligated to pay these amounts	—

Indenture trustee fees(11) and expenses	Indenture trustee fee: $[ ] annually and one time acceptance fee of $[ ]. Indenture trustee expenses: These expenses will fluctuate from time to time depending on the related expenses actually incurred, and noteholders will not be notified of (or asked to approve) the increase or decrease in each expense from time to time, other than to the extent such information is disclosed in the monthly report.	Indenture trustee	To cover expenses of indenture trustee	The trust will, or will cause the servicer to, pay these amounts	—

(1)	The amount, priority and other terms of these fees and expenses may be changed by amendment to the related transaction agreements, as described in “Amendments” and “Description of the Notes—The Indenture.”

(2)	Unless otherwise provided in this chart, payments will be made with respect to these fees and expenses as provided under “—Distributions”; provided, however, that the trustee fee and indenture trustee fees and expenses will be paid to the related trustee as that party agrees with the depositor, in the case of the trustee fee, or with the trust or the servicer, in the case of the indenture trustee fee.

(3)	If different from other fees or expenses that are to be paid from the pre-event of default and acceleration of the notes waterfall under “—Distributions” or if such fees or expenses are to be paid from a specified portion of cash flows.

(4)	The distribution priority in this table is for distributions prior to an event of default and acceleration of the notes and prior to an optional redemption and the references are to clauses in the pre-event of default and acceleration of the notes waterfall of payments and deposits on each payment date as set forth under “—Distributions.” For distribution priority after an event of default and acceleration of the notes or after an optional redemption, see the waterfall for distributions and deposits following an event of default and acceleration of the notes or in connection with an optional redemption, as applicable, under “—Distributions.” For the distribution priority after an event of default and sale of the receivables, also see “—Distributions.”

(5)	An amendment to the asset representations review agreement would be required to increase the asset representations reviewer’s fees.

(6)	The annual fee will be paid to the asset representations reviewer in consideration of its obligation to perform the asset representations reviewer’s obligations under the asset representation review agreement. The asset representations reviewer review fee will be paid to the asset representation reviewer upon completion of a review for its performance of the review. The trust will also pay and reimburse the asset representations reviewer for its reasonable out-of-pocket travel expenses for a review under the asset representations review agreement to the extent not paid by the depositor or the administrator.

(7)	The fees, expenses and indemnities of the asset representations reviewer are paid up to a maximum of $[ ] per year pursuant to clause [(1)], and the remainder of the asset representation reviewer’s fees, expenses and indemnities are paid pursuant to clause [(12)].

(8)	An amendment to the sale and servicing agreement would be required to increase the servicing fee.

(9)	See also “—Fees” for additional information regarding the servicing fee, including a description of the higher servicing fee payable to successor servicers.

(10)	An amendment to the administration agreement would be required to increase the administration fee.

(11)	The trustee fee and indenture trustee fee may be changed without notice to, or approval by, the securityholders.

(12)	The trustee will also be entitled to interest on all fees and expenses that are due and unpaid for more than 60 days after they have been billed to the party responsible for the payment of such amounts at a rate equal to the rate publicly announced by the trustee as its prime rate from time to time.

[Negative Carry Account]

[The servicer will establish and maintain the negative carry account as a trust bank account in the name of the indenture trustee for the benefit of the noteholders, [[the][each] swap counterparty] and the certificateholders. The negative carry account is designed to provide a source of funds to cover any shortfall in amounts needed to pay interest on the notes during the pre-funding period, which may arise since the weighted average interest rate earned by the trust on the investment of funds in the pre-funding account may be less than the weighted average interest on the notes. On the closing date, we will make an initial deposit of $[ ] into the negative carry account. The amount on deposit on any payment date thereafter will not be greater than the “Maximum Negative Carry Amount” calculated as of such payment date.

The “Maximum Negative Carry Amount” equals, for any payment date, the product of:

(a)	the weighted average of the interest rate on each class of the notes (assuming 30-day average SOFR is equal to [the stated fixed interest swap rate for the Class A-2b Notes as set forth in “The Swap Agreement” below]) minus [ ]%; multiplied by

(b)	the amount on deposit in the pre-funding account as of such payment date; multiplied by

(c)	the fraction of a year represented by the number of days until the expected end of the pre-funding period, calculated on the basis of a 360-day year of twelve 30-day months.

On each payment date, the servicer will instruct the indenture trustee to withdraw from the negative carry account and deposit into the collection account and include in the funds available for distribution on that payment date an amount equal to the excess, if any, of

(1)	the product of (A) the aggregate interest payable on all of the notes, multiplied by (B) the Pre-Funded Percentage, as of the immediately prior payment date, or in the case of the first payment date, the closing date, minus

(2)	investment earnings on the pre-funding account for the related period.]

The “Pre-Funded Percentage” for each payment date is the percentage derived from the fraction the numerator of which is the balance on deposit in the pre-funding account as of such payment date and the denominator of which is the sum of the Pool Balance and the balance on deposit in the pre-funding account, each as of such payment date, after taking into account all transfers of additional receivables during the related Collection Period.

If the amount on deposit in the negative carry account on any payment date, after giving effect to the withdrawal referred to above is greater than the Maximum Negative Carry Amount, the excess will be released to us. All amounts remaining on deposit in the negative carry account at the end of the payment date on or immediately following the last day of the pre-funding period will also be released to us.]

Spread Account

The servicer will establish and maintain the spread account as a trust bank account in the name of the trust for the benefit of the trust. On the closing date, we will make an initial deposit into the spread account of an amount determined by the sponsor prior to the closing date; provided, that such amount is not less than [ ]% of the aggregate Contract Value of the [initial] receivables as of the [initial] cutoff date. On [each day that we sell additional receivables to the trust, cash or eligible investments having a value approximately equal to [ ]% of the aggregate Contract Value of those additional receivables as of their cutoff date will be withdrawn from the pre-funding account from amounts otherwise distributable to us in connection with the sale of additional receivables and deposited in the spread account. Finally, on] each payment date, the servicer will transfer additional amounts into the spread account to the extent that the balance in that account would otherwise be less than the Specified Spread Account Balance, and funds are available for that purpose after other higher priority distributions.

“Specified Spread Account Balance” means [an amount determined by the sponsor prior to the closing date; provided, that such amount is not less than [ ]% of the Pool Balance as of the cutoff date][, on the closing date,] [ ]% of the Pool Balance as of the [initial] cutoff date [and, on any payment date thereafter, the lesser of (a) [ ]% of the [sum of (i) the] Pool Balance as of the [initial] cutoff date [plus (ii) the aggregate Contract Value of all additional receivables sold to the trust as of their respective additional cutoff dates] and (b) the outstanding principal amount of the notes; provided, however, that (A) if the Specified Spread Account Reduction Trigger is met on the payment date in [ ], 20[ ] or any payment date thereafter, the percentage in clause (a) will be reduced to [ ]% on such payment date and will remain at such percentage for each payment date thereafter unless further reduced on the payment dates as provided in the following clauses (B), (C) or (D); (B) if the Specified Spread Account Reduction Trigger is met on the payment date in [ ], 20[ ] or any payment date thereafter, the percentage in clause (a) will be reduced to [ ]% on such payment date (regardless of whether the Specified Spread Account Reduction Trigger was met on the payment date in [ ], 20[ ] or any payment date thereafter) and will remain at such percentage for each payment date thereafter unless further reduced on the payment date as provided in the following clauses (C) or (D); (C) if the Specified Spread Account Reduction Trigger is met on the payment date in [ ], 20[ ] or any payment date thereafter, the percentage in clause (a) will be reduced to [ ]% on such payment date (regardless of whether the Specified Spread Account Reduction Trigger was met on the payment date in [ ], 20[ ] or any payment date thereafter or [ ], 20[ ] or any payment date thereafter) and will remain at such percentage for each payment date thereafter unless further reduced on the payment date as provided in the following clause (D); and (D) if the Specified Spread Account Reduction Trigger is met on the payment date in [ ], 20[ ] or any payment date thereafter, the percentage in clause (a) will be reduced to [ ]% on such payment date (regardless of whether the Specified Spread Account Reduction Trigger was met on the payment date in [ ], 20[ ] or any payment date thereafter, [ ], 20[ ] or any payment date thereafter or [ ] or any payment date thereafter) and will remain at such percentage for each payment date thereafter]. The “Specified Spread Account Balance” definition may be amended without noteholder consent in a manner that results in an increase in the amounts required to be on deposit in the spread account pursuant to such definition; provided that such amendment is not prohibited by Regulation RR. In addition, the Specified Spread Account Balance may also be reduced or modified without the consent of the noteholders if the Rating Agency Condition is satisfied; provided that such reduction or modification is not prohibited by Regulation RR.

On each payment date, funds will be withdrawn from the spread account and deposited in the note distribution account to the extent necessary (and to the extent available) to cover any shortfall on that payment date in the funds otherwise available to pay interest due on each class of notes on that payment date, including overdue interest (and, to the extent permitted by law, any interest on that unpaid amount), [Net Swap Payments, Priority Swap Termination Payments] and to cover any shortfall on that payment date in the funds to be allocated to pay principal payments on that payment date pursuant to clause [(8)] or [(10)] under the second paragraph of “—Distributions” or pursuant to clause [(7)] or [(9)] under the fifth paragraph of “—Distributions.” For a more detailed description of the amount of interest and principal payable on the notes, see “Description of the Notes—Payments of Interest” and “Description of the Notes—Payments of Principal” above. [For a more detailed description of Net Swap Payments and Priority Swap Termination Payments, see “The Swap Agreement” below and “—Distributions” above, respectively.]

Funds withdrawn from the spread account and deposited in the note distribution account for distribution as described in the preceding paragraph will be applied in the same order of priority applicable to distributions from the collection account.

Following: (a) the payment in full of the aggregate outstanding amount of the notes and of all other amounts owing or to be distributed under the sale and servicing agreement or the indenture to the noteholders, the trustee, the indenture trustee and the certificateholders and (b) the termination of the trust, any amount remaining on deposit in the spread account will be distributed to the depositor or any permitted transferee or assignee. After the depositor (or such transferees or assignees) receive any amounts duly released from the spread account, the noteholders will not have any claims to those amounts.

[The “Specified Spread Account Reduction Trigger” for the payment dates in [ ], 20[ ], [ ], 20[ ], [ ], 20[ ] or [ ], 20[ ] or any payment date thereafter will be met if the Average Delinquency Ratio Test and the Cumulative Net Loss Ratio Test for such payment dates are met on such payment date or any payment date thereafter.]

[The “Average Delinquency Ratio Test” for the payment date occurring in, or following, a month specified below will be met if the Average Delinquency Ratio for such payment date is less than the percentage specified opposite such payment date:

Payment Date	Percentage
[ ], 20[ ]	[ ]%
[ ], 20[ ]	[ ]%
[ ], 20[ ]	[ ]%
[ ], 20[ ]	[ ]%

]

[The “Average Delinquency Ratio ” on any payment date will be the average of the Delinquency Ratios for the preceding three calendar months.]

[The “Delinquency Ratio ” for any calendar month means the ratio, expressed as a percentage, of (a) the sum, for all of the receivables, of all scheduled payments that are 60 days or more past due (other than Purchased Receivables and liquidated receivables) as of the end of such month, determined in accordance with the servicer’s then-current practices, to (b) the Pool Balance as of the last day of such month.]

[The “Cumulative Net Loss Ratio Test” for the payment date occurring in, or following, a month specified below will be met if the Cumulative Net Loss Ratio for such payment date is less than the percentage specified opposite such payment date:

Payment Date	Percentage
[ ], 20[ ]	[ ]%
[ ], 20[ ]	[ ]%
[ ], 20[ ]	[ ]%
[ ], 20[ ]	[ ]%

]

[The “Cumulative Net Loss Ratio” on any payment date will be the ratio, expressed as a percentage, of (a) the aggregate Realized Losses on the receivables since their cutoff date through the last day of the related Collection Period, to (b) the [sum of (i) the] Pool Balance as of the [initial] cutoff date [and (ii) the sum of the Contract Values of all receivables purchased with amounts on deposit in the pre-funding account, each as of the related cutoff date for the related receivable].]

[The “Realized Losses” for any Collection Period will be the sum of (a) for each receivable that became a liquidated receivable during such Collection Period, the difference between (i) the principal balance plus accrued and unpaid interest on such receivable less the Write Down Amount for such receivable (if such receivable was a 180-Day Receivable or Repossessed Receivable at the time of liquidation), if any, and (ii) the liquidation proceeds received with respect to such receivable during such Collection Period, (b) with respect to any receivable that became a 180-Day Receivable or a Repossessed Receivable during such Collection Period, the Write Down Amount, if any, for that receivable and (c) with respect to each other 180-Day Receivable or Repossessed Receivable, the amount of the adjustment, if any, to the Write Down Amount for such receivable for the related Collection Period.]

[“Purchased Receivable” means a receivable purchased by the depositor, the servicer or CNH Capital from the trust as required or permitted by the sale and servicing agreement.]

[Principal Supplement Account]

[The servicer will establish and maintain in the name of the indenture trustee a principal supplement account for the benefit of the noteholders, [any swap counterparty] and the certificateholders. However, no deposit is required to be made into the principal supplement account on or before the closing date. After the closing date, deposits will only be required to be made into the principal supplement account on additional cutoff dates and then only if the Required Principal Supplement Account Balance determined for the subject additional cutoff date is greater than zero. On each additional cutoff date, cash or eligible investments having a value equal to any positive Required Principal Supplement Account Balance for that additional cutoff date (minus any amount then on deposit in the principal supplement account) will be withdrawn from the pre-funding account and deposited in the principal supplement account.

On each payment date, funds will be withdrawn from the principal supplement account (to the extent available) and deposited in the note distribution account to the extent necessary to cover any shortfall on that payment date (after giving effect to any withdrawals to be made on that payment date from the spread account) of the amount of interest accrued on each class of notes during the prior interest period, plus any amount of interest on the notes that was not paid when due (and, to the extent permitted by law, any interest on that unpaid amount), [Net Swap Payments, Priority Swap Termination Payments] and principal payments, in each case on that payment date. Funds withdrawn from the principal supplement account and deposited in the note distribution account for distribution as described in this paragraph will be applied in the same order of priority applicable to distributions from the collection account.

Funds on deposit in the principal supplement account may be withdrawn and paid to us on any day if the Rating Agency Condition is satisfied.

“Required Principal Supplement Account Balance ” means, for any additional cutoff date, the excess, if any, of (a) an amount equal to the difference (if positive) of (x) the Contract Value of the receivables, and (y) the aggregate of the contractual payoff amount for each receivable, in each case as of the end of the prior Collection Period (or the applicable additional cutoff date for additional receivables being transferred on that additional cutoff date), over (b) the amount determined by the servicer to represent excess cash flows from the receivables that can reasonably be expected to be available to cover the amount described in clause (a) above, provided that the use of such amount determined by the servicer in calculating the Required Principal Supplement Account Balance for the applicable additional cutoff date will be subject to satisfaction of the Rating Agency Condition.]

Periodic Evidence as to Compliance

The only periodic evidence of the absences of a default or of compliance with the terms of the transaction documents that is required are:

●	the annual officer’s certificate of the servicer and the annual servicer’s assessment of its compliance with certain servicing criteria (which will be accompanied by an accountant’s attestation to such assessment), each as described under “Servicer—Evidence as to Compliance;” and

●	the annual officer’s certificate of the trust, as described under “Description of the Notes—The Indenture—Annual Compliance Statement.”

Administrative Information About the Notes

We will issue each security in book-entry form only. Each security issued in book-entry form will be represented by a global security that we deposit with and register in the name of one or more financial institutions or clearing systems, or their nominees, which we select. A financial institution or clearing system that we select for any security for this purpose is called the “depositary” for that security. A security will usually have only one depositary but it may have more.

Each series of securities will have one or more of the following as the depositaries:

●	The Depository Trust Company, New York, New York, which is known as “DTC”;

●	a financial institution holding the securities on behalf of Euroclear Bank SA/NV, which is known as “Euroclear”;

●	a financial institution holding the securities on behalf of Clearstream Banking, société anonyme, which is known as “Clearstream”; and

●	any other clearing system or financial institution named in the applicable prospectus supplement.

The depositaries named above may also be participants in one another’s clearing systems. Thus, for example, if DTC is the depositary for a global security, investors may hold beneficial interests in that security through Euroclear or Clearstream, as DTC participants. The depositary or depositaries for your securities will be named in your prospectus supplement; if none is named, the depositary will be DTC.

A global security may represent one or any other number of individual securities. Generally, all securities represented by the same global security will have the same terms. We may, however, issue a global security that represents multiple securities of the same kind, such as debt securities, that have different terms and are issued at different times. We call this kind of global security a master global security. Your prospectus supplement will not indicate whether your securities are represented by a master global security.

A global security may not be transferred to or registered in the name of anyone other than the depositary or its nominee, unless special termination situations arise. We describe those situations below under “— Holder’s Option to Obtain a Non-Global Security;

Special Situations When a Global Security Will Be Terminated”. If termination occurs, we may issue the securities through another book-entry clearing system or decide that the securities may no longer be held through any book-entry clearing system.

The depositary, or its nominee, will be the sole registered owner and holder of all securities represented by a global security, and investors will be permitted to own only indirect interests in a global security. Indirect interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account with the depositary or with another institution that does. Thus, an investor whose security is represented by a global security will not be a holder of the security, but only an indirect owner of an interest in the global security.

Special Considerations for Global Securities

As an indirect owner, an investor’s rights relating to a global security will be governed by the account rules of the depositary and those of the investor’s financial institution or other intermediary through which it holds its interest (e.g., Euroclear or Clearstream, if DTC is the depositary), as well as general laws relating to securities transfers. We do not recognize this type of investor or any intermediary as a holder of securities and instead deal only with the depositary that holds the global security.

If securities are issued only in the form of a global security, an investor should be aware of the following:

●	an investor cannot cause the securities to be registered in his or her own name, and cannot obtain non-global certificates for his or her interest in the securities, except in the special situations we describe below;

●	an investor will be an indirect holder and must look to his or her own bank or broker for payments on the securities and protection of his or her legal rights relating to the securities, as we describe above under “Administrative Information About the Notes”;

●	an investor may not be able to sell interests in the securities to some insurance companies and other institutions that are required by law to own their securities in non-book-entry form;

●	an investor may not be able to pledge his or her interest in a global security in circumstances where certificates representing the securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective;

●	the depositary’s policies will govern payments, deliveries, transfers, exchanges, notices and other matters relating to an investor’s interest in a global security, and those policies may change from time to time. We, the trustee and any warrant agents and unit agents will have no responsibility for any aspect of the depositary’s policies, actions or records of ownership interests in a global security. We, the trustee and any warrant agents and unit agents also do not supervise the depositary in any way;

●	the depositary will require that those who purchase and sell interests in a global security within its book-entry system use immediately available funds and your broker or bank may require you to do so as well; and

●	Financial institutions that participate in the depositary’s book-entry system and through which an investor holds its interest in the global securities, directly or indirectly, may also have their own policies affecting payments, deliveries, transfers, exchanges, notices and other matters relating to the securities, and those policies may change from time to time. For example, if you hold an interest in a global security through Euroclear or Clearstream, when DTC is the depositary, Euroclear or Clearstream, as applicable, will require those who purchase and sell interests in that security through them to use immediately available funds and comply with other policies and procedures, including deadlines for giving instructions as to transactions that are to be effected on a particular day. There may be more than one financial intermediary in the chain of ownership for an investor. We do not monitor and are not responsible for the policies or actions or records of ownership interests of any of those intermediaries.

Holder’s Option to Obtain a Non-Global Security; Special Situations When a Global Security Will Be Terminated

If we issue any series of securities in book-entry form but we choose to give the beneficial owners of that series the right to obtain non-global securities, any beneficial owner entitled to obtain non-global securities may do so by following the applicable procedures of the depositary, any transfer agent or registrar for that series and that owner’s bank, broker or other financial institution through which that owner holds its beneficial interest in the securities. For example, in the case of a global security representing preferred stock or depositary shares, a beneficial owner will be entitled to obtain a non-global security representing its interest by making a written request to the transfer agent or other agent designated by us. If you are entitled to request a non-global certificate and wish to do so, you will need to allow sufficient lead time to enable us or our agent to prepare the requested certificate.

In addition, in a few special situations described below, a global security will be terminated and interests in it will be exchanged for certificates in non-global form representing the securities it represented. After that exchange, the choice of whether to hold the securities directly or in street name will be up to the investor. Investors must consult their own banks or brokers to find out how to have their interests in a global security transferred on termination to their own names, so that they will be holders. We have described the rights of holders and street name investors above under “Administrative Information About the Notes”.

The special situations for termination of a global security are as follows:

●	if the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary for that global security and we do not appoint another institution to act as depositary within 60 days;

●	if we notify the trustee, warrant agent or unit agent, as applicable, that we wish to terminate that global security; or

●	in the case of a global security representing debt securities or warrants issued under an indenture, if an event of default or covenant breach has occurred with regard to these debt securities and has not been cured or waived.

DTC’s current rules provide that it would notify its participants of a request by us to terminate a global security, but will only withdraw beneficial interests from the global security at the request of each DTC participant.

If a global security is terminated, only the depositary, and not we, the trustee for any debt securities, the warrant agent for any warrants or the unit agent for any units, is responsible for deciding the names of the institutions in whose names the securities represented by the global security will be registered and, therefore, who will be the holders of those securities.

Considerations Relating to Euroclear and Clearstream

Euroclear and Clearstream are securities clearing systems in Europe. Both systems clear and settle securities transactions between their participants through electronic, book-entry delivery of securities against payment.

Euroclear and Clearstream may be depositaries for a global security. In addition, if DTC is the depositary for a global security, Euroclear and Clearstream may hold interests in the global security as participants in DTC.

As long as any global security is held by Euroclear or Clearstream, as depositary, you may hold an interest in the global security only through an organization that participates, directly or indirectly, in Euroclear or Clearstream. If Euroclear or Clearstream is the depositary for a global security and there is no depositary in the United States, you will not be able to hold interests in that global security through any securities clearance system in the United States.

Payments, deliveries, transfers, exchanges, notices and other matters relating to the securities made through Euroclear or Clearstream must comply with the rules and procedures of those systems. Those clearing systems could change their rules and procedures at any time. We do not have control over those systems or their participants, and we do not take responsibility for their activities. Transactions between participants in Euroclear or Clearstream, on one hand, and participants in DTC, on the other hand, when DTC is the depositary, would also be subject to DTC’s rules and procedures.

Special Timing Considerations for Transactions in Euroclear and Clearstream

Investors will be able to make and receive through Euroclear and Clearstream payments, deliveries, transfers, exchanges, notices and other transactions involving any securities held through those clearing systems only on days when those systems are open for business. These clearing systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States.

In addition, because of time-zone differences, U.S. investors who hold their interests in the securities through these clearing systems and wish to transfer their interests, or to receive or make a payment or delivery or exercise any other right with respect to their interests, on a particular day may find that the transaction will not be effected until the next business day in Luxembourg or Brussels, as applicable. Thus, investors who wish to exercise rights that expire on a particular day may need to act before the expiration date. In addition, investors who hold their interests through both DTC and Euroclear or Clearstream may need to make special arrangements to finance any purchases or sales of their interests between the U.S. and European clearing systems, and those transactions may settle later than would be the case for transactions within one clearing system.

Investor Communications

In addition to rights of noteholders and note owners to communicate directly with the trust or the servicer regarding investor communications, with the indenture trustee to request a vote for an asset representations review and with the sponsor or the depositor with respect to dispute resolution as described herein, a noteholder, by notice directly to the applicable transaction party, and a note owner, through the procedures of the clearing agency, may communicate with the trust, the servicer, the indenture trustee, the sponsor, and the depositor, as applicable, in order to vote, provide notices, make requests and demands, give directions and take other actions as permitted by the transaction documents.

Three or more holders of the notes or one or more holders of notes evidencing at least 25% of the aggregate outstanding principal balance of the notes may, by written request to the indenture trustee, obtain access to the list of all noteholders maintained by the indenture trustee for the purpose of communicating with other noteholders with respect to their rights under the indenture or the notes. The indenture trustee may elect not to afford the requesting noteholders access to the list of noteholders if it agrees to mail the desired communication or proxy, on behalf of and at the expense of the requesting noteholders, to all noteholders.

A noteholder or note owner may also send a request to the trust or to the servicer, on behalf of the trust, stating that the noteholder or note owner is interested in communicating with other noteholders or note owners about the possible exercise of rights under the transaction documents. The requesting noteholder or note owner must include in the request (1) the name of the requesting noteholder or note owner, (2) a description of the method by which other noteholders or note owners may contact the requesting noteholder or note owner and (3) in the case of a note owner, a certification from that person that it is a note owner, including a trade confirmation, account statement, letter from a broker or dealer or similar document. The trust will promptly deliver any such request to the servicer. On receipt of a communication request, the servicer will include in the Form 10-D related to the reporting period in which the request is received the following information:

●	a statement that the trust received a communication request,

●	the date the request was received,

●	the name of the requesting noteholder or note owner,

●	a statement that the requesting noteholder or note owner is interested in communication with other noteholders or note owners about the possible exercise of rights under the transaction documents, and

●	a description of the method by which the other noteholders or note owners may contact the requesting noteholder or note owner.

Any expenses of the trust or the servicer relating to an investor communication, including any review of documents evidencing ownership of a note and the inclusion of the investor communication information in the Form 10-D, will be paid by the servicer.

An investor may make a request or demand or provide notice or instructions directly to the trust, the trustee, the indenture trustee, the depositor, the sponsor or the servicer under the transaction documents if such investor is a holder of record of a note (a noteholder) or is the beneficial owner of a note (a note owner); provided that such note owner is expressly permitted to communicate directly with such parties under the transaction documents (without going through DTC) and such note owner provides a written certification stating that it is a beneficial owner of a note, together with supporting documentation such as a trade confirmation, an account statement, a letter from a broker or dealer verifying ownership or another similar document evidencing ownership of a note.

Reports to Noteholders

On or prior to each payment date for the notes, the servicer will prepare and provide to the indenture trustee a statement to be delivered, or otherwise made available in the manner specified under “The Trustee and the Indenture Trustee—The Indenture Trustee” to the noteholders. Each of these statements will include, to the extent applicable to the notes or class of notes, the following information with respect to the payment date or the period since the previous payment date:

(1)	the amount of any principal payment on each class of securities;

(2)	the amount of any interest payment on each class of securities;

(3)	the aggregate balance of receivables in the trust at the end of the prior Collection Period;

(4)	the aggregate outstanding principal balance and the note pool factor for each class of notes[, and the aggregate outstanding balance and the certificate pool factor for each class of certificates, each] after giving effect to all payments reported under clause (1) above;

(5)	the amount of fees and expenses payable to the asset representations reviewer for the prior Collection Period;

(6)	the amount of the servicing fee paid to the servicer for the prior Collection Period;

(7)	[the interest rate for that period for the floating rate Class A2-b Notes;]

(8)	the amount of the administration fee paid to the administrator for the prior Collection Period;

(9)	the amount of the net losses on receivables, if any, during the prior Collection Period;

(10)	the aggregate purchase price paid for receivables, if any, that were purchased or repurchased by us, CNH Capital or the servicer during the prior Collection Period;

(11)	[the balance on deposit in the spread account][and][or][the amount available under any other credit enhancement on the payment date], after giving effect to any changes on that date;

(12)	[for each payment date during the pre-funding period, the remaining balance in the pre-funding account;]

(13)	[for the first payment date that is on or immediately following the end of the pre-funding period, the amount of any remaining balance in the pre-funding account that has not been used to fund the purchase of receivables and is being paid as principal on the notes;]

(14)	[the balance on deposit in the principal supplement account on the payment date, after giving effect to any changes on that date;]

(15)	[the balance on deposit in the negative carry account on the payment date, after giving effect to any changes on that date;]

(16)	[the amount of Net Swap Payments or Net Swap Receipts for that payment date;]

(17)	[the amount of swap termination payments paid by the trust on that payment date;] and

(18)	if the Target Overcollateralization Amount has been met.

The note pool factor for each class of notes will be a seven-digit decimal indicating the remaining outstanding principal balance of such class of notes, as of each payment date (after giving effect to payments to be made on such payment date), as a percentage of the initial outstanding principal balance of such class of notes. [Similarly, the certificate pool factor for each class of certificates will be a seven-digit decimal indicating the remaining balance of such class of certificates, as of each payment date (after giving effect to distributions to be made on such payment date), as a fraction of the initial outstanding balance of such class of certificates.] Each note pool factor [and each certificate pool factor] will initially be 1.0000000 and will decline over time to reflect reductions in the outstanding balance of the applicable class of notes [or certificates].

A noteholder’s portion of the aggregate outstanding principal balance of the related class of notes is the product of (i) the original denomination of the noteholder’s note and (ii) the then applicable note pool factor.

Within the prescribed period of time for tax reporting purposes after the end of each calendar year during the term of the trust, the indenture trustee will mail to each person who at any time during such calendar year has been a noteholder with respect to the trust and received any payment thereon, a statement containing certain information for the purposes of such noteholder’s preparation of U.S. federal income tax returns.

The first report to noteholders will also include [the percentage of each class of notes retained by the depositor on the closing date, if that percentage is materially different than [ ]%][(a) the fair value of the certificates as a percentage of the sum of the fair value of the notes and the certificates and as a dollar amount as of the closing date; (b) the amount deposited to the spread account as a percentage of the sum of the fair value of the notes and certificates as of the closing date and as a dollar amount; (c) [the fair value of any Class B Notes retained in order to satisfy the sponsor’s risk retention requirement as a percentage of the sum of the fair value of the notes and the certificates and as a dollar amount as of the closing date; [(d)] the total of clauses (a) [and] (b) [and (c)] above; and [(e)] a description of any material changes in the methodology or inputs and assumptions used to calculate the fair value, each as described in “Credit Risk Retention.”

The servicer, on behalf of the trust, will file a Form 10-D for the trust with the SEC within 15 days after each payment date which will include the report to noteholders for that payment date and the following information, if applicable:

●	a description of the events that triggered a review of the review receivables by the asset representations reviewer during the prior month,

●	if the asset representations reviewer delivered its review report during the prior month, a summary of the report,

●	if the asset representations reviewer resigned or was removed, replaced or substituted, or if a new asset representations reviewer was appointed during the prior month, the identity and experience of the new asset representations reviewer, the date the change occurred, the circumstances surrounding the change, and

●	a statement that the trust received a request from a noteholder during the prior month to communicate with other noteholders, together with the date the request was received, the name of the requesting noteholder, a statement that the requesting noteholder is interested in communicating with other noteholders about the possible exercise of rights under the transaction documents and a description of the method by which the other noteholders may contact the requesting noteholder.

Asset Representations Review

If two triggers are met, the asset representations reviewer will perform a review of certain receivables to test for compliance with the representations made by the originator and the depositor about the receivables. The first trigger is a 61+ day delinquency trigger that will occur if at the end of a Collection Period 61+ days delinquent receivables as a percentage of the aggregate Statistical Contract Value meets or exceeds the trigger percentage set by the originator as described below. If the 61+ day delinquency trigger occurs, it will be reported on the servicer report for that Collection Period and reported in the Form 10-D for that Collection Period. The second trigger is a voting trigger that will be met if, following the occurrence of the delinquency trigger, the noteholders and note owners of at least 5% of the principal amount of outstanding notes demand a vote and, subject to a 5% voting quorum, the noteholders and note owners of a majority of the principal amount of the outstanding notes that are voted vote for a review. The review fees will be $[          ] for each receivable tested in the review.

Delinquency Trigger. The period of delinquency for a receivable is the number of days that a payment of more than an inconsequential amount is past due. Payments of $50 or more are generally considered consequential. The 61+ day delinquency trigger will be [   ]% for the first 12 Collection Periods following the cutoff date and [ ]% for the remaining Collection Periods that the notes are outstanding. CNH Capital developed the 61+ day delinquency trigger by considering the historical 61+ day delinquency rates observed in its prior U.S. retail securitizations since [2006]. The delinquency rates equal the sum of the outstanding balance (Statistical Contract Value) for all receivables (excluding liquidated or purchased receivables, but including receivables in repossession status, which are stated at a value net of any estimated or actual recoveries) that have a payment of at least $50 past due for more than 60 days, as a percentage of the outstanding aggregate Statistical Contract Value of all receivables (excluding liquidated or purchased receivables, but including receivables in repossession status, which are stated at a value net of any estimated or actual recoveries) as of the end of each Collection Period.

CNH Capital derived the highest delinquency rates from these prior securitization transactions and used them as a base for the 61+ day delinquency trigger rate, which it believes (given the variability of the cash flows due to such factors as non-monthly payment types, seasonality, industry trends, severe weather and natural disasters, and relatively large receivable balances) represents a reasonable approach. CNH Capital then applied multiples to the highest delinquency rates observed during the first 12 Collection Periods and the remaining Collection Periods, as shown in the table below. CNH Capital believes the 61+ day delinquency trigger is an appropriate threshold at the point when noteholders and note owners may benefit from an asset representations review. The 61+ day delinquency trigger starts at a lower level for the first year and increases to a higher level for the remaining years of the securitization transaction to reflect the historical experience and monthly variability of the delinquencies in CNH Capital’s prior securitization transactions. This provides a more conservative trigger level early in this securitization transaction’s life, when rising delinquencies may cause concern about whether the representations made about the receivables are true and when noteholders and note owners may benefit most from an asset representations review.

Period (from Cutoff Date)	Multiple Applied To Highest Delinquency Rate during Period	61+ day Delinquency Trigger
1-12	[ ]	[ ]%
13-48+	[ ]	[ ]%

CNH Capital believes that the delinquency trigger is appropriate based on:

●	its experience with delinquency rates of its prior securitized pools and managed portfolio of retail receivables,

●	its understanding of the monthly variability of cash flows and delinquency rates of similar receivables,

●	its knowledge of the uniqueness of the industries in which it operates, including the effects on its obligors due to seasonality, severe weather and natural disasters, insurance programs (such as crop insurance) and income fluctuations, and

●	the number of large dollar size receivables within a securitized pool, which may result in occasional spikes in delinquency percentage rates, especially during the later years given the amortizing nature of the securitized pool.

The following graph shows the percentages of receivables more than 60 days delinquent in CNH Capital’s prior securitized pools since [2006], compared to the delinquency triggers established for this securitization transaction.

Voting Trigger. If the delinquency trigger occurs on the last day of a Collection Period, a noteholder or a note owner may directly request that the indenture trustee call a vote of all noteholders and note owners on whether to direct the asset representations reviewer to perform a review. If noteholders and note owners of at least 5% of the principal amount of the outstanding notes (excluding notes held by the sponsor, the servicer and their affiliates) demand a vote within 90 days after the filing of the Form 10-D reporting the occurrence of the delinquency trigger, the indenture trustee will submit the matter to a vote of all noteholders and, if notes are held through DTC, all note owners. The vote will remain open until the 150th day after the filing of that Form 10-D. Assuming a voting quorum of noteholders and note owners holding at least 5% of the principal amount of the outstanding notes is reached, if the noteholders and note owners of a majority of the principal amount of the outstanding notes that are voted vote to direct a review, the indenture trustee will notify the asset representations reviewer and the servicer to start the review. If the requirements of the voting trigger are not met within these time periods, no asset representations review will occur for that occurrence of the delinquency trigger.

Asset Representations Review Process

The review will be performed on each receivable that is 60 days or more delinquent as of the end of the month prior to the receipt of the review notice, or the “review receivables.” Within 60 days of the receipt of a review notice, the servicer will give the asset representations reviewer access to the receivable files and other information necessary for the review of all of the review receivables. Upon receiving access to the review materials, the asset representations reviewer will start its review of the review receivables and complete its review within 60 days after receiving access to all review materials. The review period may be extended by up to an additional 30 days if the asset representations reviewer detects missing review materials that are subsequently provided within the 60-day period or requires clarification of any review materials or testing procedures. The review will consist of performing specific tests for each representation with respect to each review receivable and determining whether each test was passed or failed. If the servicer notifies the asset representations reviewer that a review receivable was paid in full or repurchased from the pool before the review report is delivered, the asset representations reviewer will terminate the tests of that review receivable and the review of that review receivable will be considered complete.

The tests were designed by CNH Capital to determine whether a review receivable was not in compliance with the representations made about it in the transaction documents as of the relevant time, which is usually at origination of the receivable or as of the cutoff date or closing date. There may be multiple tests for each representation. The review is not designed to determine why the obligor is delinquent or the creditworthiness of the obligor, either at the time of the review or at origination. The review is not designed to determine whether the receivable was serviced in compliance with the sale and servicing agreement after the cutoff date. The review is not designed to establish cause, materiality or recourse for any failed test. The review is not designed to determine whether CNH Capital’s origination, underwriting and purchasing policies and procedures are adequate, reasonable or prudent.

Review Report

Within five days after completion of the review, the asset representations reviewer will provide a report to the trust, the servicer and the indenture trustee on the test results for each review receivable and each representation, including any review receivable for which the tests were considered complete and the related reason. The asset representations reviewer is not responsible for determining whether noncompliance with any representation is a breach of the transaction documents or if any receivable is required to be repurchased. The servicer will evaluate the asset representations reviewer’s report to determine whether there were breaches of representations and warranties that would require a repurchase, and whether a repurchase should be made.

On receipt of the report, the review fee will be paid to the asset representations reviewer according to the priority of payments as described under “Servicing Matters—Distributions.” A summary of the report of the asset representations review will be included in the Form 10-D for the trust filed for the reporting period during which the report was received.

For more information about the asset representations reviewer, you should read “Asset Representations Reviewer.”

Dispute Resolution

If a request is made for the repurchase of a receivable due to a breach of a representation made about the receivable, and the repurchase is not resolved within 180 days after receipt by CNH Capital or the depositor of notice of the repurchase request, the requesting party, including a noteholder and note owner, will have the right to refer the matter, in its discretion, to either mediation (including non-binding arbitration) or binding third-party arbitration. The requesting party must start the mediation or arbitration proceeding according to the applicable rules of the mediation or arbitration organization within 90 days after the end of the 180-day period. CNH Capital and the depositor must agree to participate in the selected resolution method. Dispute resolution to resolve repurchase requests will be available regardless of whether the noteholders and note owners voted to direct an asset representations review or whether the delinquency trigger occurred.

A mediation or arbitration will be administered by [The American Arbitration Association] using its mediation or arbitration rules in effect at the time of the proceeding. If [The American Arbitration Association] no longer exists, or if its rules would no longer permit mediation or arbitration of the dispute, the matter will be administered by another nationally recognized mediation or arbitration organization selected by CNH Capital, using its relevant rules then in effect. However, if any rules of the mediation or arbitration organization are inconsistent with the procedures for the mediation or arbitration stated in the transaction documents, the procedures in the transaction documents will control. Any mediation or arbitration will be held in New York City at the offices of the mediator or arbitrator or at another location selected by the depositor or the sponsor. Any party or witness may appear by teleconference or video conference.

A single mediator or arbitrator will be selected by the mediation or arbitration organization from a list of neutrals maintained by it according to its mediation or arbitration rules then in effect. The mediator or arbitrator must be impartial, an attorney admitted to practice in the state of New York and have at least [15] years of experience in commercial litigation and, if possible, equipment finance or asset-backed securitization matters.

For a mediation, the proceeding will start within [15] days after the selection of the mediator and conclude within 30 days after the start of the mediation. The expenses of the mediation will be allocated among the parties as mutually agreed by the parties as part of the mediation. If the parties fail to agree at the completion of the mediation, the requesting party may refer the repurchase request to arbitration or court adjudication.

For an arbitration, the arbitrator will have the authority to schedule, hear and determine any motions, including dispositive and discovery motions, according to New York law, and will do so at the motion of any party. Discovery will be completed within [30] days of selection of the arbitrator and will be limited for each party to [two] witness depositions not to exceed five hours, [two] interrogatories, [one] document request and [one] request for admissions. However, the arbitrator may grant additional discovery on a showing of good cause that the additional discovery is reasonable and necessary. Briefs will be limited to no more than ten pages each, and will be limited to initial statements of the case, discovery motions and a pre-hearing brief. The evidentiary hearing on the merits will start no later than [60] days after the selection of the arbitrator and will proceed for no more than six consecutive business days with equal time allocated to each party for the presentation of direct evidence and cross examination. The arbitrator may allow additional time on a showing of good cause or due to unavoidable delays.

The arbitrator will make its final determination in writing no later than [90] days after its selection. The arbitrator will resolve the dispute according to the transaction documents, and may not modify or change the transaction documents in any way or award remedies not consistent with the transaction documents. The arbitrator will not have the power to award punitive or consequential damages. In its final determination, the arbitrator will determine and award the costs of the arbitration to the parties in its reasonable discretion. The final determination of the arbitrator will be final and non-appealable, except for actions to confirm or vacate the determination permitted under federal or state law, and may be entered and enforced in any court with jurisdiction over the parties and the matter. By selecting arbitration, the requesting party is giving up its right to sue in court, including the right to a trial by jury.

Neither the depositor nor the sponsor will be required to produce personally identifiable customer information for purposes of any mediation or arbitration. Each party will agree to keep the details of the repurchase request and the dispute resolution confidential, other than disclosure required by law.

Credit Risk Retention

The risk retention regulations in Regulation RR of the Securities Act require the sponsor, either directly or through its majority-owned affiliates, to retain an economic interest in the credit risk of the receivables. The depositor is a wholly-owned affiliate of CNH Capital and will retain the required economic interest in the credit risk of the receivables to satisfy the sponsor’s requirements under Regulation RR.

[Combination Vertical and Horizontal Interest Option:] [The depositor will satisfy the risk retention requirements of Regulation RR by retaining a combination of an “eligible vertical interest” and an “eligible horizontal residual interest” under Regulation RR. The depositor expects that the percentage of the “eligible vertical interest” and the percentage of the fair value of the “eligible horizontal residual interest” will equal at least five.] [Include following disclosure for both Eligible Vertical Interest Option and Eligible Horizontal Residual Interest Option.]

[Eligible Vertical Interest Option:] [The depositor’s retention of [   ]% of each class of notes and the certificates satisfies the requirements for an “eligible vertical interest” under Regulation RR. The depositor, or another majority-owned affiliate of CNH Capital, is required to retain this interest until the later of two years from the closing date, the date the pool balance is 33% or less of the initial pool balance, or the date the principal amount of the notes is 33% or less of the original principal amount. CNH Capital, the depositor or any of their affiliates may not hedge the retained interest during this period. If the percentage of each class of notes and the certificates retained by the depositor on the closing date is materially different than [   ]%, CNH Capital will include the retained percentage in the first report to noteholders.

By retaining the “eligible vertical interest,” the depositor will be a noteholder of [   ]% of each class of notes and will be entitled to receive [   ]% of all payments of interest and principal made on each class of notes and, if any class of notes incurs losses, will bear

[   ]% of those losses. Each class of notes retained by the depositor as part of the “eligible vertical interest” will have the same terms as all other notes in that class, except that the notes retained by the depositor will not be included for purposes of determining whether a required percentage of any class of notes have taken any action under the indenture or any other transaction document as described in “Issuing Entity.” For a description of the notes, and thus of the “eligible vertical interest,” and the credit enhancement available for notes, see “Description of the Notes” and “Cash Flow and Credit Enhancement.”]

[Eligible Horizontal Residual Interest Option:] [The depositor will satisfy the risk retention requirements of Regulation RR by retaining an “eligible horizontal residual interest” under Regulation RR in the form of the certificates [and] funding an “eligible horizontal cash reserve account” under Regulation RR in the form of the spread account[, and if the sponsor determines it is necessary to satisfy the risk retention obligations of the sponsor under Regulation RR, retaining a portion of Class B Notes as part of the “eligible horizontal residual interest” under Regulation RR]. Under Regulation RR, the total fair value of the “eligible horizontal residual interest” (the certificates [and, if necessary, the retained portion of the Class B Notes]) and the amount deposited in the “eligible horizontal cash reserve account” (the spread account) as a percentage of the sum of the fair value of the notes and the certificates on the closing date must equal at least five percent.]

In general, the certificates represent the rights to the overcollateralization, amounts in the spread account and excess spread not needed to make payments on the notes or to cover losses on the receivables. Because the certificates are subordinated to the notes and are only entitled to amounts not needed on a payment date to make payments on the notes or to make other required payments or deposits according to the priority of payments described in “Servicing Matters—Distributions”, the certificates absorb all losses on the receivables by reduction of, first, the excess spread, and second, the overcollateralization and third, the amounts in the spread account, before any losses are incurred by the notes. [The Class B Notes are the most subordinate class of notes and will absorb losses after the certificates and the spread account.] For a description of the credit enhancement available for the notes, including the excess spread and overcollateralization, see “Credit Enhancement.”

[[If the Base Transaction is issued,]] The fair value of the certificates as of the closing date is expected to be approximately $[    ] million to $[    ] million, representing approximately [   ]% to [   ]% of the sum of the fair value of the notes and the certificates on the closing date. [[If the Upsize Transaction is issued, the fair value of the certificates as of the closing date is expected to be approximately $[    ] million to $[    ] million, representing approximately [   ]% to [   ]% of the sum of the fair value of the notes and the certificates on the closing date.]] [[If the Base Transaction is issued,]] The fair value of the certificates and the amount on deposit in the spread account as of the closing date is expected to be approximately $[    ] million to $[    ] million, representing approximately [   ]% to [   ]% of the sum of the fair value of notes and the certificates on the closing date. [[If the Upsize Transaction is issued, the fair value of the certificates and the amount on deposit in the spread account as of the closing date is expected to be approximately $[    ] million to $[    ] million, representing approximately [   ]% to [   ]% of the sum of the fair value of notes and the certificates on the closing date.]]

The estimated fair value of the notes and the certificates as of the closing date [[if the Base Transaction is issued]] is summarized below:

	Fair Value (in millions)	Fair Value (as a percentage)
Class A-1	$[ ]	[ ]% - [ ]%
Class A-2[a]	$[ ]	[ ]% - [ ]%
[Class A-2b]	$[ ]	[ ]% - [ ]%
Class A-3	$[ ]	[ ]% - [ ]%
Class A-4	$[ ]	[ ]% - [ ]%
[Class B]	$[ ]	[ ]% - [ ]%
Certificates	$[ ] – $[ ]	[ ]% - [ ]%
Total	$[ ] – $[ ]	100.00%

[[The estimated fair value of the notes and the certificates as of the closing date if the Upsize Transaction is issued summarized below:

	Fair Value (in millions)	Fair Value (as a percentage)
Class A-1	$[ ]	[ ]% - [ ]%
Class A-2[a]	$[ ]	[ ]% - [ ]%
[Class A-2b]	$[ ]	[ ]% - [ ]%
Class A-3	$[ ]	[ ]% - [ ]%
Class A-4	$[ ]	[ ]% - [ ]%
[Class B]	$[ ]	[ ]% - [ ]%
Certificates	$[ ] – $[ ]	[ ]% - [ ]%
Total	$[ ] – $[ ]	100.00%

]]

The sponsor determined the fair value of the notes and the certificates using a fair value measurement framework under U.S. generally accepted accounting principles. In measuring fair value, the use of observable and unobservable inputs and their significance in measuring fair value is reflected in the fair value hierarchy assessment, with Level 1 inputs favored over Level 3 inputs.

●	Level 1 — inputs include quoted prices for identical instruments and are the most observable;

●	Level 2 — inputs include quoted prices for similar instruments and observable inputs such as interest rates and yield curves; and

●	Level 3 — inputs include data not observable in the market and reflect management judgment about the assumptions market participants would use in pricing the instrument.

The fair value of the spread account is considered Level 1 in the hierarchy as it consists of a cash balance.

The fair value of the notes is categorized within Level 2 of the hierarchy, reflecting the use of inputs derived from prices for similar instruments. The fair value of the certificates is categorized within Level 3 of the hierarchy as inputs to the fair value calculation are generally not observable.

[[In each case,]] The fair value of the notes is assumed to be equal to the initial principal amount, or par[, with the initial principal amount of Class A-2a Notes and Class A-2b Notes being equal to [[either (a) if the Base Transaction is issued,]] $[    ] and $[    ], respectively[[, and (b) if the Upsize Transaction is issued, $[    ] and $[    ], respectively]]]. This reflects the expectation that the final interest rates of the notes will be consistent with the interest rate [range] assumptions below [[for the Base Transaction and the Upsize Transaction, as applicable]].

Class	Interest Rate Range [[(Base Transaction)]]
Class A-1	[ ]% - [ ]%
Class A-2[a]	[ ]% - [ ]%
[Class A-2b]	SOFR + [ ]% - SOFR + [ ]%
Class A-3	[ ]% - [ ]%
Class A-4	[ ]% - [ ]%
[Class B]	[ ]% - [ ]%

[[

Class	Interest Rate Range (Upsize Transaction)
Class A-1	[ ]% - [ ]%
Class A-2[a]	[ ]% - [ ]%
[Class A-2b]	SOFR + [ ]% - SOFR + [ ]%
Class A-3	[ ]% - [ ]%
Class A-4	[ ]% - [ ]%
[Class B]	[ ]% - [ ]%

]]

These interest rates are estimated based on recent pricing of similar transactions and market-based expectations for interest rates and credit risk.

To calculate the fair value of the certificates, the sponsor used an internal valuation model. This model projects future cash flows from the pool of receivables, the interest and principal payments on each class of notes, transaction fees and expenses and the servicing fee. The resulting cash flows to the certificates are discounted to present value based on a discount rate that reflects the credit exposure to these cash flows. In completing these calculations, the sponsor made the following assumptions:

●	The discount rate is [ ]%.

●	Interest accrues on the notes within the [mid-point of the] ranges described above. [In calculating the interest payments on the floating rate Class A-2b Notes, SOFR is assumed to reset consistent with the applicable forward rate curve as of [ ], 20[ ].]

●	[A benchmark transition event will not occur prior to payment in full of the Class A-2b Notes.]

●	Cash flows from the receivables are calculated using the scheduled payments adjusted for assumptions regarding prepayments and net losses as described below; these assumptions are different than the analysis described in “Weighted Average Life of the [Class A] Notes,” where cash flows are adjusted for prepayments only and utilize a linear fixed cumulative prepayment speed.

●	Monthly annualized prepayment speeds on the receivables as a percentage of the pool balance occur each month on a non-linear basis at the rates shown in the table below.

●	Cumulative net losses on the receivables as a percentage of the initial pool balance occur each month on a non-linear basis at the rates shown in the table below.

●	The sponsor will exercise its clean-up call option on the first payment date following the payment date on which the option is available.

The following table shows the assumptions for the cumulative net losses and monthly annualized prepayment speeds as a percentage of the pool balance.

Month	Prepayment Speed%	Cumulative Net Loss%	Month	Prepayment Speed%	Cumulative Net Loss%
1	[ ]%	[ ]%	28	[ ]%	[ ]%
2	[ ]%	[ ]%	29	[ ]%	[ ]%
3	[ ]%	[ ]%	30	[ ]%	[ ]%
4	[ ]%	[ ]%	31	[ ]%	[ ]%
5	[ ]%	[ ]%	32	[ ]%	[ ]%
6	[ ]%	[ ]%	33	[ ]%	[ ]%
7	[ ]%	[ ]%	34	[ ]%	[ ]%
8	[ ]%	[ ]%	35	[ ]%	[ ]%
9	[ ]%	[ ]%	36	[ ]%	[ ]%
10	[ ]%	[ ]%	37	[ ]%	[ ]%
11	[ ]%	[ ]%	38	[ ]%	[ ]%
12	[ ]%	[ ]%	39	[ ]%	[ ]%
13	[ ]%	[ ]%	40	[ ]%	[ ]%
14	[ ]%	[ ]%	41	[ ]%	[ ]%
15	[ ]%	[ ]%	42	[ ]%	[ ]%
16	[ ]%	[ ]%	43	[ ]%	[ ]%
17	[ ]%	[ ]%	44	[ ]%	[ ]%
18	[ ]%	[ ]%	45	[ ]%	[ ]%
19	[ ]%	[ ]%	46	[ ]%	[ ]%
20	[ ]%	[ ]%	47	[ ]%	[ ]%
21	[ ]%	[ ]%	48	[ ]%	[ ]%
22	[ ]%	[ ]%	49	[ ]%	[ ]%
23	[ ]%	[ ]%	50	[ ]%	[ ]%
24	[ ]%	[ ]%	51	[ ]%	[ ]%
25	[ ]%	[ ]%	52	[ ]%	[ ]%
26	[ ]%	[ ]%	53	[ ]%	[ ]%
27	[ ]%	[ ]%

The sponsor developed these inputs and assumptions by considering the following factors:

●	The discount rate is estimated to reflect the credit exposure to the certificates’ cash flows and market interest rates. Due to the lack of an actively traded market in certificates, the discount rate was derived using qualitative factors that consider the equity-like component of the first-loss exposure.

●	The cumulative net loss percentages and corresponding monthly baseline curve were developed utilizing interpolation and proportional hazards modeling approaches based on at least ten years of the sponsor’s historical performance data for both securitized and unsecuritized receivables with various characteristics, including but not limited to, industry and seasoning. The base information (data set) for the model was provided by the sponsor and is confidential, generally not observable, and not publicly available due to privacy and competitive concerns. Frequency of defaults and recovery rates estimates are included in the cumulative net loss assumption rates. At the time a receivable defaults, a recovery is estimated and then further adjusted, if needed, upon realization of proceeds (as described in the last paragraph under “Historical Credit Loss/Repossession Experience”). Recovery estimates are based on factors such as current and projected market conditions, industry segment, and industry guidebooks. The model was tested against actual net loss rates of receivables within prior ABS transactions that had at least 24 months of seasoning. Because the shape of the baseline curve is non-linear, the sponsor has provided monthly cumulative net loss percentage assumptions.

●	The sponsor has provided monthly prepayment speed assumptions because of the variation in monthly speeds. Forecasted prepayment rates were derived from identifiable properties of the receivables in the specific securitized pool. The prepayment rates were forecasted using an analytically derived model based on the sponsor’s historical [ten] year monthly portfolio data [of over [25 million] records]. The model was validated at the receivable and aggregate pool level. The base information (data set) for the model was provided by the sponsor and is confidential, generally not observable, and not publicly available due to privacy and competitive concerns.

The sponsor believes that the inputs and assumptions described above include all inputs and assumptions that could have a material impact on the fair value calculation or a prospective investor’s ability to evaluate the sponsor’s fair value calculations. The inputs and assumptions herein are intended solely for the purpose of determining the fair value of the notes and the certificates in accordance with the requirements of the Regulation RR, and should not be relied upon by investors for any other purpose.

CNH Capital will recalculate the fair value of the notes and the certificates following the closing date to reflect the issuance of the notes and any material changes in the methodology or inputs and assumptions described above. The fair value of [the certificates] [any retained Class B Notes] [as well as] [the amount on deposit in the spread account] as of the closing date as a percentage of the sum of the fair value of the notes and the certificates and as a dollar amount will be included in the first report to noteholders, together with a description of any material changes in the methodology or inputs and assumptions used to calculate the fair values.

On the closing date, the trust will establish a [trust bank account] in the name of and for the benefit of the trust (referred to as the spread account). The spread account is structured to be an “eligible horizontal cash reserve account” under Regulation RR and will be funded by the retention of a portion of the purchase price for the offered notes on the closing date in the amount equal to approximately [[(a) if the Base Transaction is issued,]] $[   ] million, which is expected to equal approximately [   ]% to [   ]% of the fair value of the notes and the certificates as of the closing date[[, and (b) if the Upsize Transaction is issued, $[   ] million, which is expected to equal approximately [   ]% to [   ]% of the fair value of the notes and the certificates as of the closing date]]. Funds on deposit in the spread account may not be used to pay the servicing fee or the administrator fee, for so long as New Holland Credit or another affiliate of CNH Capital is the servicer or the administrator. For all other purposes, the spread account may be used to make any payments on the notes on any payment date on which the trust has insufficient funds from any source to satisfy an amount due on any notes (including each of the notes on the final scheduled maturity date to the extent collections on the receivables are insufficient to make such payments) [and of expenses that are due as described in clauses (1) through ([insert clause number which must be higher in priority than any payments to holders of ABS interests]) of the [second] paragraph or in clauses ([1]) through ([insert clause number which must be higher in priority than any payments to holders of ABS interests]) of the [fifth] paragraph under “[Servicing Matters—Distributions]” in this prospectus [(and, if there has been an optional redemption or an event of default has occurred and the indenture trustee has collected any money or property as described in the [sixth] paragraph thereof, amounts due to the trustee or indenture trustee as described in that section)] but are otherwise unpaid]. [The depositor, or another majority-owned affiliate of CNH Capital, is required to maintain the spread account until [all notes and certificates are paid in full or the trust is dissolved][the later of two years from the closing date, the date the pool balance is 33% or less of the initial pool balance, or the date the principal amount of the notes is 33% or less of the original principal amount]. CNH Capital, the depositor or any of their affiliates may not hedge the amounts in the spread account during this period.] [Amounts held in the spread account will only be invested in investments that are cash or that the servicer believes qualify as “cash equivalents” as required by Regulation RR.] [The fair value of the eligible horizontal residual interest that the sponsor is required to fund through the spread account in order for such account, together with other retained interests, to satisfy the sponsor’s risk retention requirement is approximately [[(a) if the Base Transaction is issued,]] $[   ] million, which is expected to equal approximately [   ]% to [   ]% of the fair value of the notes and the certificates as of the closing date[[, and (b) if the Upsize Transaction is issued, $[   ] million, which is expected to equal approximately [   ]% to [   ]% of the fair value of the notes and the certificates as of the closing date]]. See “Credit Enhancement—Spread Account” and “Servicing Matters—Spread Account” in this prospectus for additional information regarding or relating to the spread account.]

[In addition, the depositor may, if necessary to satisfy the risk retention obligations of the sponsor as described under “Credit Risk Retention” in this prospectus, retain as part of the “eligible horizontal residual interest” under Regulation RR a portion of the Class B Notes.]

The depositor, or another majority-owned affiliate of CNH Capital, is required to retain the certificates [and any Class B Notes retained in order to satisfy the risk retention obligations of the sponsor] until the later of two years from the closing date, the date the pool balance is 33% or less of the initial pool balance, or the date the principal amount of the notes is 33% or less of the original principal amount. [Any Class B Notes retained by the depositor as part of the “eligible horizontal residual interest” will have the same terms as all other notes in that class, except that the notes retained by the depositor will not be included for purposes of determining whether a required percentage of any class of notes have taken any action under the indenture or any other transaction document as described in “Issuing Entity.”] For a description of the notes and the credit enhancement available for notes, see “Description of the Notes” and “Credit Enhancement.”

CNH Capital, the depositor or any of their affiliates may not hedge the certificates [or any such retained Class B Notes] during this period except as permitted under Regulation RR. Once the depositor is no longer required to hold the certificates [or any such retained Class B Notes] to satisfy the sponsor’s obligations under Regulation RR, we may at any time, without consent of the noteholders, sell or otherwise transfer our rights to the certificates [or any such retained Class B Notes], if the transferee represents and warrant to the trust that the transfer will not cause the trust to be treated as a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes and that the transferee will not take any action that would cause the trust to be treated as publicly traded partnership for U.S. federal income tax purposes.

If the risk retention regulations in Regulation RR are amended, repealed or otherwise no longer require risk retention by CNH Capital as described herein, then it, the depositor or another affiliate of CNH Capital may sell or hedge [its retained Class B Notes,] the certificates or its interest in the spread account at any time, without the restrictions set forth in such section, and which may be at a time earlier than the time described above as the time when such interests may be sold or hedged in accordance with Regulation RR.

For the avoidance of doubt, in no event shall the indenture trustee have any obligation or responsibility to monitor or enforce compliance with, or be charged with knowledge of the requirements of, Regulation RR (including, but not limited to, §246.4(b)(2) and §246.4(b)(3)(i) therein), nor shall it be liable to any investor or any other party whatsoever for any violation of Regulation RR (including, but not limited to, §246.4(b)(2) and §246.4(b)(3)(i) therein) or any similar provisions now or hereafter in effect or the breach of any terms of the indenture or any other document in connection therewith.

[CNH does not intend to comply with the credit risk retention standards recently adopted by the European Union with respect to Asset-Backed Securities. Therefore, its securities cannot be sold to investors in the European Union [or the United Kingdom]. [CNH also is subject to the risk retention rules imposed by European regulators. [Specify requirements and how CNH is complying.]]

Credit Enhancement

The [   ] notes will benefit from credit enhancement in the form of [subordination (as described herein) of the [   ][and      ] notes,] the spread account, [the swap[s],] [the interest rate protection agreement[s]] and overcollateralization (to the extent described below). Any credit enhancement that constitutes a guarantee of the notes will be separately registered under the Securities Act unless exempt from such registration.

The presence of credit enhancement for the benefit of the notes or any class of notes is intended to enhance the likelihood of receipt by the related noteholders of the full amount of principal and interest due on their notes and to decrease the likelihood that such noteholders will experience losses. The credit enhancement for the notes or a class of notes generally will not provide protection against all risks of loss and will not guarantee repayment of the entire principal balance, with interest. If losses occur which exceed the amount covered by any credit enhancement or which are not covered by any credit enhancement, noteholders will bear their allocable share of deficiencies, as described herein. In addition, for credit enhancement that covers more than one class of securities, noteholders of any one class will be subject to the risk that the credit enhancement will be exhausted by the claims of securityholders of other classes.

We may replace the credit enhancement for any class of notes with another form of credit enhancement without the consent of noteholders, if the Rating Agency Condition is satisfied with respect to the notes and if such replacement is not prohibited by Regulation RR.

Overcollateralization

Overcollateralization refers to the amount by which the pool balance exceeds the aggregate principal amount of the notes. On the closing date, based on the assumed discount rate used to calculate the initial contract values, the overcollateralization will be approximately [   ]% of the Pool Balance as of the cutoff date. On each payment date, any excess cashflow that is not used to fund the spread account to its required level will be paid to the noteholders to reduce the principal amount of the notes in order to build to or maintain the Target Overcollateralization Amount.

Excess Spread

It is anticipated that more interest will be paid by the obligors on the receivables in the pool during each collection period than the amount that is necessary to pay both the interest earned on the notes during such period and all of the issuing entity's monthly fees and expenses, resulting in excess cashflow. The amount of excess spread for any collection period will be based on the interest imputed to the receivables in the pool based on the application of the specified discount factor to the pool balance decline for that period. Any excess cashflow that is generated in a particular collection period will be available to build and/or maintain the spread account at its required level and to make principal payments on the notes to build to and maintain the Target Overcollateralization Amount.

Spread Account

The servicer will establish the spread account, which will be maintained in the name of the trust. We will initially fund the spread account by a deposit on the closing date in an amount set forth under “Servicing Matters—Spread Account.” The amount on deposit in the spread account will be increased on each payment date up to a balance specified under “Servicing Matters—Spread Account” by the deposit of collections on the receivables remaining after all higher priority payments on that payment date. [If the spread account is to serve as an eligible horizontal cash reserve account, then to insert:] Since the spread account will serve as an eligible horizontal cash reserve account, it must comply with the additional restrictions set forth under “Credit Risk Retention.”

The depositor may at any time, without consent of the noteholders, sell or otherwise transfer its rights to the spread account[, if the Rating Agency Condition is satisfied with respect to the notes]. [In addition, the certificateholders may at any time, without consent of the noteholders, sell or otherwise transfer their rights to any certificates, if the transferee represents and warrants to the trust that the transfer will not cause the trust to be treated as a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes and that the transferee will not take any action that would cause the trust to be treated as a publicly traded partnership for U.S. federal income tax purposes.] Such sale[s] or transfer[s] may be made only to the extent [it is][they are] not prohibited by Regulation RR.

[Derivative Agreements]

[The [   ] notes have the benefit of [a] derivative agreement[s], which is a [currency] [interest rate] [swap,] [an interest rate cap (obligating the derivative counterparty to pay all interest in excess of a specified percentage rate),] [an interest rate collar (obligating the derivative counterparty to pay all interest below a specified percentage rate and above a higher specified percentage rate)] [a guaranteed investment contract (obligating the derivative counterparty to pay a guaranteed rate of return over a specified period)] with counterparties identified under “The Swap Agreement.” In general, the trust will receive payments from [the][each] counterparty to the derivative agreement[s] in exchange for the trust’s payments to them, to the extent required under the derivative agreements.]

[The Swap Agreement]

[On the closing date, the trust will enter into a swap agreement with [         ], as swap counterparty to hedge its floating rate interest obligations on the Class A-2b Notes. The swap agreement will have a notional amount for each interest period equal to the outstanding principal amount of the Class A-2b Notes on the payment date on which such interest period begins (after giving effect to all payments of principal on such date), or, in the case of the first payment date, the closing date. As of the closing date, [         ] will be the sole swap counterparty, but in the future, as summarized below, other entities could become a swap counterparty to a swap agreement. As a result, when we refer to the swap counterparty throughout this prospectus we are referring to [         ] as the initial swap counterparty and/or any other such entities that may become a swap counterparty from time to time. On each payment date, the swap counterparty will pay any Net Swap Receipts to the trust, and/or the trust will pay any Net Swap Payments to the swap counterparty. The obligation of the swap counterparty is limited to the specific obligations of that counterparty’s swap agreement with the trust. Based on a reasonable good faith estimate of maximum probable exposure, the significance percentage of the swap agreement is less than 10%.

The amount payable by the swap counterparty under the swap agreement will be calculated as follows:

•	For any payment date after the first payment date:

(a)	the product of: (1) the actual number of days from and including the immediately preceding payment date on which the related interest period begins to but excluding that payment date, divided by 360, (2) SOFR determined as of the related SOFR Determination Date, and (3) the applicable notional amount; minus

(b)	the product of: (1)1/12, (2) the A-2b stated fixed interest rate and (3) the applicable notional amount.

•	For the first payment date:

(a)	the product of: (x) the actual number of days from and including the closing date to but excluding such payment date, divided by 360, (y) SOFR determined as of the related SOFR Determination Date, and (z) the notional amount; minus

(b)	the product of: (x) the number of days from and including the closing date to but excluding such payment date (assuming 30 day months) divided by 360, (y) the A-2b stated fixed interest rate, and (z) the notional amount.

The A-2b stated fixed interest rate under the swap agreement is [   ]%.

If the result of either of the above calculations is positive, it will be referred to in this prospectus as a “Net Swap Receipt.” If the result is negative, the absolute value of that number will be referred to in this prospectus as a “Net Swap Payment.” The payment obligations of the trust to the swap counterparty under the swap agreement is secured under the indenture by the same lien in favor of the indenture trustee that secures payments to the noteholders.

Any payment received by the trust in respect of Net Swap Receipts will be deposited into the note distribution account and will be available to make distributions on the notes on the payment date on which it was received. Any payment that the trust is required to make to a swap counterparty in respect of Net Swap Payments will be made from the note distribution account (including amounts from the spread account [and the principal supplement account]).

Among other things, an event of default under the swap agreement includes:

•	failure to make payments due under the swap agreement;

•	the occurrence of certain bankruptcy events of the trust or bankruptcy and insolvency events of the swap counterparty;

•	any breach of the swap agreement or related agreements by the swap counterparty;

•	misrepresentation by the swap counterparty; or

•	merger by the swap counterparty without assumption of its obligations under the swap agreement.

Among other things, a termination event under the swap agreement includes:

•	illegality of the transactions contemplated by the swap agreement;

•	any acceleration of the notes following an event of default under the indenture;

•	amendments to certain documents without the swap counterparty consent;

•	failure of the swap counterparty to provide the financial information required by Regulation AB and other requested information or to assign the swap agreement to an eligible counterparty that is able to provide the information or obtain a guaranty of the swap counterparty’s obligations;

•	certain tax events that would affect the ability of the swap counterparty to make payments without withholding taxes therefrom to the trust, that occur because of a change in tax law, an action by a court or taxing authority or a merger or consolidation of the swap counterparty;

•	a merger or consolidation of the swap counterparty into an entity with materially weaker creditworthiness;

•	failure of the swap counterparty (or its credit support provider, if any) to maintain its credit rating at certain levels required by the swap agreement, which failure may not constitute a termination event if the swap counterparty maintains certain minimum credit ratings and, among other things:

•	at its own expense obtains an unconditional guarantee or similar assurance from a guarantor with the appropriate credit rating, along with a legal opinion regarding the guarantee (if required by the terms of the swap agreement);

•	posts collateral; or

•	assigns its rights and obligations under the swap agreement to a substitute swap counterparty that satisfies the eligibility criteria set forth in the swap agreement.

If the credit ratings of the swap counterparty are withdrawn or reduced below certain ratings thresholds specified in the swap agreement, such swap counterparty may be required, at its own expense and in accordance with the requirements of the swap agreement, to do one or more of the following: (1) obtain a substitute counterparty, or (2) establish any other arrangement as may be specified for such purpose in the swap agreement.

Upon the occurrence of any event of default or termination event specified in a swap agreement, the applicable non-defaulting or non-affected party may elect to terminate such swap agreement. If such swap agreement is terminated due to an event of default or a termination event, a termination payment under such swap agreement may be due to the swap counterparty by the trust as described above in “Servicing Matters—Distributions.” The amount of any such termination payment may be based on the actual cost or market quotations of the cost of entering into a similar swap transaction or such other methods as may be required under such swap agreement, in each case in accordance with the procedures set forth in such swap agreement. Any such termination payment could, if market rates or other conditions have changed materially, be substantial. The amount of any Priority Swap Termination Payment will be paid by the trust out of funds pro rata with payments of interest on the Class A Notes as described above in “Servicing Matters—Distributions.” If a replacement swap agreement is entered into, any payments made by the replacement swap counterparty in consideration for replacing the swap counterparty will be applied to any termination payment owed to such swap counterparty, under such swap agreement to the extent not previously paid.

In addition, the swap counterparty may (except in the case of a transfer pursuant to the rating downgrade provisions discussed above), subject to satisfaction of the Rating Agency Condition, assign its obligations under the swap agreement (i) with the prior written consent of the trust, to an unaffiliated party or (ii) under certain circumstances as set forth in such swap agreement, without the prior written consent of the trust, to an affiliated party, that either has at least a credit rating as specified in such swap agreement or has furnished a guarantee, subject to approval by the applicable rating agencies, of its obligations under such swap agreement from a guarantor with at least equivalent credit ratings levels as specified in such swap agreement.

If any amendment or supplement to the indenture, sale and servicing agreement or other transaction document would either: (1) materially and adversely affect any of the swap counterparty’s rights or obligations under the swap agreement or any other transaction document; or (2) materially and adversely modify the obligations of, or materially and adversely impact the ability of, the trust to fully perform any of the trust’s obligations under the swap agreement, the parties to such documents will be required to first obtain the written consent of the swap counterparty (whose consent is not to be unreasonably withheld) to the affected swap agreement before entering into any such amendment or supplement. In addition, the swap counterparty has the right to receive prior notice to any amendments to any transaction document.]

Amendments

The trust agreement, administration agreement, sale and servicing agreement and the purchase agreement generally may be amended by the parties thereto without the consent of the noteholders or any other person, in each case if one of the following documents is delivered to the indenture trustee by the depositor, servicer or administrator as applicable:

(a)	an opinion of counsel to the effect that such amendment will not materially and adversely affect the interests of the noteholders (and, with respect to a trust agreement, the administration agreement, the purchase agreement and the sale and servicing agreement, the interests of the certificateholders); or

(b)	an officer’s certificate to the effect that such amendment will not materially and adversely affect the interests of the noteholders (and, with respect to a trust agreement, the administration agreement, the purchase agreement and the sale and servicing agreement, the interests of the certificateholders).

An amendment will be deemed not to adversely affect in any material respect the interests of any noteholder of a class of notes if the Rating Agency Condition is satisfied with respect to the notes of such class. Any amendment to the sale and servicing agreement which affects the rights, duties, immunities or liabilities of the trustee or the indenture trustee shall require the trustee’s or the indenture trustee’s written consent, as applicable. Prior to the execution of any amendment to the trust agreement, the administration agreement, the sale and servicing agreement, or the purchase agreement, pursuant to each such agreement any hired NRSRO then rating the notes is to receive a written notification of the substance of such amendment.

The asset representations review agreement may be amended by the parties thereto, without the consent of the noteholders or any other person, in order to clarify an ambiguity, correct an error or supplement any defective or inconsistent term or to provide for, or facilitate the acceptance of the asset representations review agreement by a successor asset representations reviewer. For amendments to add, change or eliminate terms of the agreement (other than to clarify an ambiguity, correct an error or supplement any defective or inconsistent term), the asset representations review agreement may be amended by the parties thereto, without the consent of the noteholders or any other person, if:

(a)	the administrator delivers an officer’s certificate stating that such amendment will not materially and adversely affect the interests of the noteholders to the trust, the trustee and the indenture trustee; or

(b)	the Rating Agency Condition is satisfied.

Amendments to the asset representations review agreement that would otherwise require an officer’s certificate or the satisfaction of the Rating Agency Condition described in clauses (a) and (b) above may instead be effected with the consent of the holders of notes evidencing at least a majority in principal amount of then-outstanding notes.

In addition, each of the trust’s transaction agreements may be amended without the consent of the noteholders or certificateholders, to add, modify or eliminate any provisions as may be necessary or advisable in order to comply with or obtain more favorable treatment for the trust, the depositor or any of their affiliates under or with respect to any law or regulation or any accounting rule or principle (whether now or in the future in effect), so long as the Rating Agency Condition is satisfied with respect to the notes.

The sale and servicing agreement may be amended by the depositor, the servicer and the trust, with the written consent of the indenture trustee, but without the consent of any of the noteholders or the certificateholders, to: (x) replace the spread account with another form of credit enhancement as long as the Rating Agency Condition is satisfied with respect to the notes and as long as such replacement is not prohibited by Regulation RR, or (y) add credit enhancement for the benefit of any class of the notes or the certificates. Similarly, the indenture may be amended to replace the spread account with another form of credit enhancement as long as the Rating Agency Condition is satisfied with respect to the notes and such replacement is not prohibited by Regulation RR, without the consent of the noteholders, but with prior written notice to the hired NRSROs, the trust, [[the][each] swap counterparty] and the indenture trustee.

Each of the transaction agreements may be amended by the parties to the agreement, with prior written notice to the hired NRSROs, with the consent of the indenture trustee (except in the case of amendments to the trust agreement), the holders of notes evidencing at least a majority in principal amount of then-outstanding notes and the holders of certificates evidencing at least a majority of the certificate balance. However, no such amendment may (a) reduce the interest rate or principal of any note or certificate or delay the final scheduled maturity date of any note or (b) reduce the required percentage of the notes or certificates that are required to consent to any such amendment, without the consent of the holders of all the outstanding notes or certificates, as the case may be.

Legal Proceedings

[To describe briefly any legal proceedings pending against the sponsor, depositor, trustee, indenture trustee, the trust, servicer contemplated by Item 1108(a)(3) of Regulation AB, originator contemplated by Item 1110(b) of Regulation AB, or other party contemplated by Item 1100(d)(1) of Regulation AB, or of which any property of the foregoing is the subject, that is material to securityholders.]

Communications with Rating Agencies

The indenture trustee and the trustee will agree that any notices or requests to, or any other written communications with, a hired NRSRO, or any of its officers, directors or employees, to be given or provided to such hired NRSRO pursuant to, in connection with or related, directly or indirectly, to the transaction documents, the receivables, the related collateral or the notes, will be in each case either (i) furnished to the depositor to be forwarded to such hired NRSRO, or (ii) furnished directly to such hired NRSRO with a prior copy to the depositor. In either case, such notices, requests and communications or copies thereof are required to be provided to the depositor at least one business day before they are or have to be delivered to a hired NRSRO under the transaction documents. None of the indenture trustee, the trustee, or any party on behalf of any of them, are permitted to engage in any oral communications with a hired NRSRO or any of its respective officers, directors or employees, without the participation of the depositor.

Reports to be Filed with the SEC

The filings with the SEC described in the following sentence relating to the notes (along with the prospectus for the notes offered hereunder) will be made under the name of the trust, as issuing entity. These reports to be filed with the SEC include the monthly servicer reports to be filed on Form 10-D, annual reports filed on Form 10-K and current reports filed under Form 8-K (including one or more reports filed in connection with the issuance of the notes which will include the applicable definitive agreements). We may discontinue these periodic filings when permitted by law and applicable SEC rules. In addition, the registration statement of which this prospectus is a part and all related prospectuses filed pursuant to Rule 424 under the Securities Act of 1933, as amended, will also be on file with the SEC and are filed under the name of the depositor. The CIK number for the depositor is 0001115252.

Use of Proceeds

The trust will apply the offering proceeds from the sale of its notes remaining after payment of the expenses of offering identified in the “Plan of Distribution” section to buy receivables from us and to make deposits in various trust bank accounts[, including the pre-funding account]. We will use that portion of the offering proceeds paid to us [to purchase related receivables from CNH Capital and/or] for general corporate purposes.

Legal Investment

The Class A-1 Notes will be structured to be “eligible securities” for purchase by money market funds as defined in paragraph (a)(11) of Rule 2a-7 under the Investment Company Act. There are a number of other requirements under Rule 2a-7 that must be satisfied prior to the purchase of any security, and it is the responsibility solely of the fund and its advisor to determine eligibility and satisfy those requirements.

Certain Investment Company Act Considerations

The trust intends to rely on an exemption from the definition of “investment company” under the Investment Company Act contained in Rule 3a-7 under the Investment Company Act, although there may be additional exclusions or exemptions available to the trust. The trust is being structured so as not to constitute a “covered fund” for purposes of the Volcker Rule under the Dodd-Frank Act.

[Requirements for Certain EU Regulated Investors, UK Regulated Investors and their Affiliates]

[Regulation (EU) 2017/2402 of the European Parliament and of the Council of December 12, 2017 laying down a general framework for securitization and creating a specific framework for simple, transparent and standardized securitization and amending certain other European Union directives and regulations, as amended (the “EU Securitization Regulation”) is directly applicable in member states of the European Union (the “EU”) and will be applicable in any non-EU states of the European Economic Area (the “EEA”) in which it has been implemented.

Article 5 of the EU Securitization Regulation places certain conditions on investments in a “securitization” (as defined in the EU Securitization Regulation) (the “EU Due Diligence Requirements”) by an “institutional investor”, defined in the EU Securitization Regulation to include (a) an insurance undertaking or a reinsurance undertaking as defined in Directive 2009/138/EC, as amended, known as Solvency II, (b) with certain exceptions, an institution for occupational retirement provision falling within the scope of Directive (EU) 2016/2341, or an investment manager or an authorized entity appointed by such an institution for occupational retirement provision as provided in that Directive, (c) an alternative investment fund manager as defined in Directive 2011/61/EU that manages and/or markets alternative investment funds in the EU, (d) an undertaking for collective investment in transferable securities (“UCITS”) management company, as defined in Directive 2009/65/EC, as amended, known as the UCITS Directive, or an internally managed UCITS, which is an investment company that is authorized in accordance with that Directive and has not designated such a management company for its management, and (e) a credit institution or an investment firm as defined in and for purposes of Regulation (EU) No 575/2013, as amended, known as the Capital Requirements Regulation (the “EU CRR”). The EU Due Diligence Requirements also apply to investments by certain consolidated affiliates, wherever established or located, of entities subject to the EU CRR (such affiliates, together with all such institutional investors, the “EU Affected Investors”).

Pursuant to the EU Due Diligence Requirements, an EU Affected Investor must, prior to investing in a securitization, amongst other things, verify (a) that the originator, sponsor or original lender (each as defined in the EU Securitization Regulation) retains a material net economic interest of not less than 5% in such securitization in accordance with the EU Securitization Regulation, (b) that the originator, sponsor or issuer has, where applicable, made available information as required by the EU Securitization Regulation, and (c) that certain credit-granting requirements are satisfied.

With respect to the United Kingdom (the “UK”), relevant UK-established or UK-regulated persons are subject to the restrictions and obligations of the Securitisation Regulations 2024 (as amended), together with (i) the Securitisation Sourcebook of the handbook of rules and guidance adopted by the Financial Conduct Authority of the UK (as amended), (ii) the Securitisation Part of the rulebook of published policy of the Prudential Regulation Authority of the Bank of England (as amended) and (iii) relevant provisions of the Financial Services and Markets Act 2000 (as amended) (the “FSMA”), which set out the framework for the regulation of certain aspects of securitization in the UK (collectively, as further amended, supplemented or replaced, from time to time the “UK Securitisation Framework”) .

The UK Securitisation Framework places certain conditions on investments in a “securitisation” (as defined in the UK Securitisation Framework) (the “UK Due Diligence Requirements” and together with the EU Due Diligence Requirements, the “Due Diligence Requirements” (and references in this prospectus to “the applicable Due Diligence Requirements” shall mean such Due Diligence Requirements to which a particular Affected Investor (as defined below) is subject)) by an “institutional investor”, defined in the UK Securitisation Framework to include (a) an insurance undertaking as defined in section 417(1) of the FSMA (b) a reinsurance undertaking as defined in section 417(1) of the FSMA; (c) the trustees or managers of an occupational pension scheme as defined in section 1(1) of the Pension Schemes Act 1993 that has its main administration in the UK, or a fund manager of such a scheme appointed under section 34(2) of the Pensions Act 1995 that, in respect of activity undertaken pursuant to that appointment, is authorized for the purposes of section 31 of the FSMA; (d) an AIFM as defined in regulation 4(1) of the Alternative Investment Fund Managers Regulations

2013 (as amended, the “AIFM Regulations”) that has permission under the FSMA for managing an AIF (as defined in the AIFM Regulations) and which markets or manages AIFs in the UK, or a small registered UK AIFM, as defined in the AIFM Regulations; (e) a management company as defined in section 237(2) of the FSMA; (f) a UCITS as defined by section 236A of the FSMA, which is an authorized open ended investment company as defined in section 237(3) of the FSMA; (g) a CRR firm as defined by Article 4(1)(2A) of Regulation (EU) No 575/2013, as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended, the “EUWA”) and as amended (the “UK CRR”); and (h) an FCA investment firm as defined by Article 4(1)(2AB) of the UK CRR. The UK Due Diligence Requirements also apply to investments by certain consolidated affiliates, wherever established or located, of entities subject to the UK CRR (such affiliates, together with all such institutional investors, the “UK Affected Investors” and, together with the EU Affected Investors, the “Affected Investors”).

Pursuant to the UK Due Diligence Requirements, a UK Affected Investor must, prior to investing in a securitization, amongst other things, verify (a) that the originator, sponsor or original lender (each as defined in the UK Securitisation Framework) retains a material net economic interest of not less than 5% in such securitization in accordance with the UK Securitisation Framework, (b) that the originator, sponsor or issuer has made information available (and committed to make further information available) in accordance with the elements of the UK Securitisation Framework to which the UK Affected Investor is subject, and (c) that, except in certain cases, certain credit-granting requirements are satisfied.

None of we, the trust, the sponsor, the originator or any other party to the transactions described in this prospectus or any of our or their respective Affiliates will undertake, or intends, to retain or commit to retain a material net economic interest in the securitization constituted by the issuance of the notes in a manner that would satisfy the requirements of the EU Securitization Regulation or the UK Securitisation Framework.

Furthermore, no such person makes or intends to make any representation or agreement that it or any other party is undertaking or will undertake to take or refrain from taking any action to facilitate or enable compliance by EU Affected Investors with the EU Due Diligence Requirements or by UK Affected Investors with the UK Due Diligence Requirements, or by any person with the requirements of any other law or regulation now or hereafter in effect in the EU, any EEA member state or the UK, in relation to risk retention, due diligence and monitoring, credit granting standards or any other conditions with respect to investments in securitization transactions.

The arrangements as described in “Credit Risk Retention” in this prospectus have not been structured with the objective of ensuring compliance with the requirements of the EU Securitization Regulation or the UK Securitisation Framework by any person.

Failure by an Affected Investor to comply with the applicable Due Diligence Requirements with respect to an investment in the notes described in this prospectus may result in the imposition of a penalty regulatory capital charge on that investment or other regulatory sanctions and/or remedial measures being taken or imposed by the competent authority of such Affected Investor.

Consequently, the notes may not be a suitable investment for Affected Investors. As a result, the price and liquidity of the notes in the secondary market may be adversely affected.

Prospective investors are responsible for analyzing their own legal and regulatory position and should consult with their own investment and legal advisors regarding the application of the EU Securitization Regulation, the UK Securitisation Framework or other applicable regulations and the suitability of the notes for investment.

The transaction described in this prospectus is structured in a way that is unlikely to allow Affected Investors to comply with their applicable Due Diligence Requirements.]

Legal Aspects of the Receivables

Bankruptcy Considerations Relating to CNH Capital and New Holland Credit

We and CNH Capital will take steps in structuring the transaction described in this prospectus that are intended to provide that the voluntary or involuntary application for relief by CNH Capital or New Holland Credit under the U.S. Bankruptcy Code or other insolvency laws will not result in consolidation of our assets and liabilities with those of CNH Capital or New Holland Credit. These steps include our maintenance as a separate, limited-purpose subsidiary pursuant to a limited liability company agreement containing restrictions on the nature of our business and a restriction on our ability to commence a voluntary case or proceeding under any insolvency law without the unanimous affirmative vote of all our directors. However, there is no assurance that our activities would not result in a court concluding that our assets and liabilities should be consolidated with those of CNH Capital or New Holland Credit in a proceeding under any insolvency law.

In addition, the indenture trustee, the trustee, all noteholders and all certificateholders will covenant that they will not at any time institute against us, any bankruptcy, reorganization or other proceeding under any federal or state bankruptcy or similar law.

CNH Capital will warrant that [the][each] sale of receivables by it to us is a valid sale. If CNH Capital were to become a debtor in a bankruptcy case, and a creditor or bankruptcy trustee or the debtor itself were to take the position that the transfer of receivables should instead be treated as a pledge of receivables to secure a borrowing, then delays in payments of collections of receivables to the trust (and in payments on the notes) could occur. If the court ruled in favor of the creditor, bankruptcy trustee or CNH Capital, reductions in the amount of such payments could result.

If any transfer of receivables referred to above, or [any of] our transfer[s] of receivables to the trust, were treated as a pledge instead of a sale, a tax or government lien on the property of the transferor arising before the sale of the receivable may have priority over the trust’s interest in the receivable. If [those][the] transfer[s] [are][is] treated as [a] sale[s], the receivables would not be part of the transferor’s bankruptcy estate and would not be available to the transferor’s creditors, except under limited circumstances. In addition, while New Holland Credit is the servicer, cash collections on the receivables may, under some circumstances, be commingled with the funds of New Holland Credit and its affiliates, as applicable, and, in the event of the bankruptcy of New Holland Credit or an affiliate, the trust may not have a perfected security interest in those collections.

The U.S. Bankruptcy Code provides for the recovery of certain preferential pre-bankruptcy transfers and these provisions may apply to the repurchase of receivables by CNH Capital or New Holland Credit. If CNH Capital or New Holland Credit were to become a debtor in a bankruptcy case, the bankruptcy trustee or the debtor itself might be able to recover monies paid to the trust for the repurchase of receivables during the 90-day period prior to the bankruptcy filing, or for a period of one year prior to the bankruptcy filing if the trust or the depositor, as applicable, receiving such payments were deemed to be an “insider” of CNH Capital or New Holland Credit, as applicable.

Bankruptcy Considerations Relating to Dealers

A substantial portion of the receivables may be or may have been originated by CNH N.V. dealers. A portion of the receivables originated by CNH N.V. dealers provide for recourse to the originating dealer for defaults by the obligors. See “Origination of Receivables—Dealer Agreements” in this prospectus. In the event of a dealer’s bankruptcy, a creditor or bankruptcy trustee, as applicable, of the dealer or the dealer itself might attempt to characterize the sales of receivables to CNH Capital as loans to the dealer secured by the receivables. Such an attempt, if successful, could result in payment delays or losses on the affected receivables. However, in connection with any sale of receivables, [directly or indirectly,] by CNH Capital to us [or by CNH Capital to one of its subsidiaries and ultimately to us], CNH Capital has warranted that at the time of such sale it had good title to the receivables. In addition, the U.S. Bankruptcy Code provides for the recovery of certain preferential pre-bankruptcy transfers and these provisions may apply to the repurchase of receivables by CNH N.V. dealers. If a CNH N.V. dealer were to become a debtor in a bankruptcy case, the bankruptcy trustee or the debtor itself might be able to recover monies paid to the trust for the repurchase of receivables during the 90-day period prior to the bankruptcy filing, or for a period of one year prior to the bankruptcy filing if the trust, CNH Capital or the depositor, as applicable, were deemed to be an “insider” of such CNH N.V. dealer.

[Perfection and Priority With Respect to Receivables]

[A purchaser of retail installment sale contracts or retail installment loans who in good faith gives new value and takes possession of the chattel paper that evidences the retail installment sale contracts and/or retail installment loans in the ordinary course of the purchaser’s business may have priority over the interest of the trust in the receivables. Any sale of, or grant of a security interest in, receivables that had been sold to the trust would be a violation of CNH Capital’s contractual obligations, unless CNH Capital has repurchased the receivable as described above under “Depositor—Closing Date Sale of Receivables.”]

Security Interests in Financed Equipment

The receivables included in the trust [may] include grants of security interests in the equipment under the applicable Uniform Commercial Code. Perfection of security interests in the equipment is generally governed by the Uniform Commercial Code. However, depending on applicable state law and the nature of the equipment financed, perfection of security interests may be governed by certificate of title registration laws of the state that has issued a certificate of title covering the equipment.

CNH Capital takes or requires the applicable dealer to take appropriate action under applicable state laws to perfect CNH Capital’s security interest in the equipment. We are required to purchase from the trust any receivable as to which necessary perfection actions have not been taken prior to the time of sale to the trust, if the failure to take those actions will materially and adversely affect the interest of the trust in the receivable and the failure is not cured within a specified grace period. Similarly, CNH Capital is required to purchase any such receivable if the failure occurred prior to its transfer of the receivable to us. In addition, the servicer is required to take appropriate steps to maintain perfection of security interests in the financed equipment (including substitute equipment, but excluding equipment related to receivables that have been, or are designated or identified to be, purchased by, repurchased by or otherwise transferred to us, the servicer, CNH Capital or our affiliates pursuant to the transaction agreements (so long as the amounts required to be paid or deposited, if any, by such party for the receivables, are paid or deposited as required in the transaction agreements)) and it is obligated to purchase, or to require an affiliate to purchase, the related receivable if it fails to do so.

Due to administrative burden and expense, no action will be taken to record the transfer of security interests in the financed equipment from CNH Capital to us [or from CNH Capital to one of its subsidiaries and ultimately to us] or, in any case, from us to the trust. In most states, an assignment like the transfers referred to above is effective to convey a secured party’s interest in equipment, without any action to record the transfer of record. In those states, the proper initial filing of the financing statement relating to the equipment, or, if applicable, the notation of CNH Capital’s lien on the certificates of title, will be sufficient to protect the trust against the rights of subsequent purchasers of financed equipment or subsequent lenders who take a security interest in financed equipment. However, by not identifying the trust as the secured party on the financing statement or certificate of title, the security interest of the trust in financed equipment could be defeated through fraud or negligence.

In addition, under the laws of most states, liens for repairs performed on the equipment and liens for unpaid taxes take priority over even a perfected security interest in equipment. We will represent to the trust that, as of the date the related receivable is sold to the trust, each security interest in any related financed equipment is or will be prior to all other present liens on and security interests in the financed equipment (other than (a) tax liens, mechanics’ liens and any liens that attach to the related receivable by operation of law as a result of any act or omission by the related obligor and (b) any lien against the equipment resulting from a cross-collateralization provision in the related contract). However, liens for repairs or taxes could arise at any time during the term of a receivable. Also, error, fraud or forgery by the equipment owner or the servicer or administrative error by state or local agencies could impair the trust’s security interest. If a single obligor finances or has financed multiple equipment purchases through CNH Capital, each piece of related equipment may serve as collateral for multiple receivables. CNH Capital has agreed to subordinate its rights under any such cross-collateralization arrangement in any equipment financed by a receivable that is included in the trust and has agreed to obtain a similar subordination from any third-party or other securitization vehicle to which they may sell any interest in any equipment related to a receivable that has been sold to the trust. Neither we nor the servicer must repurchase a receivable if any of the occurrences described above, other than any action by the servicer, result in the trust losing the priority of its security interest or its security interest in the financed equipment after the date the security interest was assigned to the trust.

A security interest in equipment perfected by filing a financing statement pursuant to the Uniform Commercial Code would continue to be perfected for four months after the debtor changes its location to a state other than the state in which a financing statement was filed initially to perfect the security interest. A perfected security interest in equipment covered by a certificate of title would continue to be perfected for four months after the equipment becomes covered by a certificate of title issued by a different state. If a certificate of title is issued for equipment that does not show that the equipment is subject to the security interest, a buyer or conflicting security interest arising after the issuance of the certificate of title may have priority over the security interest even during the four month period from relocation or issuance of a certificate of title, as applicable. With respect to any equipment that is subject to a certificate of title, a majority of states generally require a surrender of a certificate of title to re-register the equipment. Accordingly, a secured party must surrender possession if it holds the certificate of title to the equipment, or, in the case of equipment registered in a state providing for the notation of a lien on the certificate of title but not possession by the secured party, the secured party would receive notice of surrender if the security interest is noted on the certificate of title. Thus, with respect to any equipment that is subject to such certificate of title laws, the secured party would have the opportunity to re-perfect its security interest in the equipment in the state issuing the certificate of title. Issuance of a certificate of title that does not list the security interest could defeat perfection.

Within the four-month period subsequent to a debtor changing its location to a state other than the state in which a financing statement was filed initially to perfect the security interest, as discussed in the preceding paragraph, the secured party must file a financing statement in the state where the debtor is then located in order to maintain perfection.

[Security Interest in Chattel Paper]

[The receivables are either “tangible chattel paper” or “electronic chattel paper” (collectively, “chattel paper”), each as defined in the New York UCC. Pursuant to the UCC, the sale of chattel paper is treated in a manner similar to perfection of a security interest in chattel paper, which can be perfected through “possession” or “control” in the case of the tangible chattel paper and electronic chattel paper, respectively, or in either case, by filing a UCC-1 financing statement.

In order to protect the trust’s ownership interest in the receivables, CNH Capital will file UCC-1 financing statements with the appropriate governmental authorities to give notice of the depositor’s acquisition of the receivables and the depositor will file UCC-1 financing statements with the appropriate governmental authorities to give notice of the trust’s ownership of the receivables and their proceeds. Under the sale and servicing agreement, the servicer will be obligated to maintain the perfection of the trust’s ownership interest in the receivables and to act as custodian of the receivables (although it will not segregate the receivables or stamp or mark the receivables to reflect the transfers).

In the case of electronic chattel paper, the servicer uses a third-party electronic vaulting system to maintain certain of its contracts in electronic form. The system is designed to permit the perfection of a security interest in receivables evidenced by electronic contracts through control. The law governing the perfection of security interests in electronic contracts was enacted in 2001, and the statutory requirements for the relevant control arrangements have not been widely tested in court. It is possible that a third party could acquire a superior interest in a receivable evidenced by an electronic contract if the servicer loses control over the authoritative copy of the related electronic contract and the third party purchases that receivable without knowledge of the trust’s security interest. Similarly, a purchaser who purchases tangible chattel paper who gives new value and takes possession of it in the ordinary course of the purchaser’s business has priority over a security interest in the tangible chattel paper if such purchaser acts in good faith without knowledge that the specific tangible chattel paper is subject to a security interest. In either case, any such purchaser would not be deemed to have such knowledge by virtue of the UCC filings and would not learn of the sale of the receivables from a review of the documents evidencing the receivables since they would not be marked to show such sale, although CNH Capital’s master computer records will indicate such sale.]

Repossession

Upon a default by an equipment purchaser, the holder of a retail installment sale contract or retail installment loan[, whether in the form of tangible chattel paper or electronic chattel paper,] has all the remedies of a secured party under the Uniform Commercial Code, except where specifically limited by other state laws. Under those remedies, the secured party may perform self-help repossession unless it would constitute a breach of the peace. Self-help is the method employed by the servicer in most cases and is accomplished simply by retaking possession of the financed equipment. Some jurisdictions may require that the obligor be notified of the default and be given time to cure the default prior to repossession. In cases where the obligor objects or raises a defense to repossession, or if otherwise required by applicable state law, a court order must be obtained from the appropriate state court, and the equipment must then be repossessed in accordance with that order.

Notice of Sale; Redemption Rights

The Uniform Commercial Code and other state laws require a secured party to provide an obligor with reasonable notice of the date, time and place of any public sale and/or the date after which any private sale of collateral may be held. The obligor has the right to redeem the collateral prior to actual sale by paying the secured party the unpaid principal balance of the obligation plus reasonable expenses for repossessing, holding and preparing the collateral for disposition and arranging for its sale, plus, in some jurisdictions, reasonable attorneys’ fees, or, in some states, redemption by payment of delinquent installments or the unpaid balance may be permitted.

Deficiency Judgments and Excess Proceeds; Other Limitations

The proceeds of resale of equipment generally will be applied first to the expenses of resale and repossession and then to the satisfaction of the indebtedness. Some states may impose prohibitions or limitations on deficiency judgments if the net proceeds from resale do not cover the full amount of the indebtedness. In other states, a deficiency judgment against the debtor can be sought for the shortfall. However, because a defaulting obligor may have little or no ability to pay a judgment, in many cases it may not be useful to seek a deficiency judgment. If one is obtained, it may be uncollectible or settled at a significant discount.

Occasionally, after resale of the equipment and payment of all expenses and all indebtedness, there is a surplus of funds. In that case, the Uniform Commercial Code requires the creditor to remit the surplus to any holder of a lien on the equipment or, if no such lienholder exists, to the former owner of the equipment.

Courts have applied general equitable principles to secured parties pursuing repossession and litigation involving deficiency balances. These equitable principles may have the effect of relieving an obligor from some or all of the legal consequences of a default.

In several cases, obligors have asserted that the self-help remedies of secured parties under the Uniform Commercial Code and related laws violate the due process protections provided under the 14th Amendment to the Constitution of the United States. Courts have generally upheld the notice provisions of the Uniform Commercial Code and related laws as reasonable or have found that the repossession and resale by the creditor do not involve sufficient state action to afford constitutional protection to borrowers.

In addition to any laws that may limit or prohibit deficiency judgments, numerous other statutory provisions, including federal bankruptcy laws and related state laws, may interfere with or affect the ability of a secured party to realize upon collateral or to enforce a deficiency judgment. For example, in a proceeding under the federal bankruptcy law or state insolvency law, a court may prevent a creditor from repossessing equipment, and, as part of the rehabilitation plan, reduce the amount of the secured indebtedness to the market value of the equipment at the time of bankruptcy (as determined by the court), leaving the creditor as a general unsecured creditor for the remainder of the indebtedness. A bankruptcy court may also reduce the periodic payments due under a contract or change the rate of interest and time of repayment of the indebtedness.

Servicemembers Civil Relief Act

The Servicemembers Civil Relief Act (the “Relief Act”) and similar state laws apply to obligors who are members of the military on active duty, including members of the Army, Navy, Air Force, Marines, National Guard, Reserves, Coast Guard, and officers of the U.S. Public Health Service or the Oceanic and Atmospheric Administration assigned to duty with the military and certain other persons as specified in the Relief Act. Under the Relief Act, a borrower who enters military service after the origination of such obligor’s receivable (including a borrower who was in the national guard or in reserve status and is called to active duty after origination of the receivable), may not be charged interest (including fees and charges) above an annual rate of 6% during the period of such obligor’s active duty status, unless a court orders otherwise upon application of the lender. In addition to adjusting the rate of interest, the lender must forgive any such interest in excess of 6% during the period of such obligor’s active duty status and for one year thereafter, unless a court orders otherwise.

Application of the Relief Act or similar state laws would also adversely affect, for an indeterminate period of time, the ability of the servicer to collect full amounts of interest on certain of the receivables. In addition, the Relief Act and similar state laws impose limitations that would impair the ability of the servicer to foreclose on an affected receivable during the obligor’s period of active duty status, and, under certain circumstances, during an additional nine month period thereafter. Thus, if a receivable goes into default, there may be delays and losses arising from the inability to exercise the trust’s rights with respect to the receivable and related equipment in a timely fashion.

Material U.S. Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax consequences anticipated in connection with the purchase, ownership and disposition of notes. This summary is based on provisions of the Code, final, temporary and proposed Treasury regulations thereunder, administrative positions of the Internal Revenue Service (the “IRS”) and judicial decisions, in each case as they currently exist. Those authorities are subject to differing interpretations and may be changed, possibly retroactively, in a manner that could affect the accuracy of the statements and conclusions set forth herein.

The following summary does not furnish information in the level of detail or with the attention to an investor’s specific tax circumstances that would be provided by an investor’s own tax advisor. For example, it does not discuss the tax consequences of the purchase, ownership and disposition of notes by investors that are subject to special treatment under the U.S. federal income tax laws, including tax exempt organizations, banks and thrifts, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, trusts, estates, pass-through entities, investors subject to the alternative minimum tax, investors whose functional currency is not the U.S. dollar or investors that will hold notes as a position in a “straddle” or as a part of a “synthetic security,” “conversion transaction” or other integrated investment comprised of notes and one or more other investments. In addition, this summary is addressed only to investors who acquire their notes in the initial offering and who hold notes as capital assets within the meaning of Section 1221 of the Code. The trust urges prospective investors to consult their tax advisors as to the U.S. federal, state, local, foreign and any other tax considerations to them of the purchase, ownership and disposition of notes.

Tax Opinion of Greenberg Traurig, LLP

In connection with the issuance of the notes, Greenberg Traurig, LLP, tax counsel for the trust, will render an opinion that for U.S. federal income tax purposes (i) the trust will not be treated as an association or publicly traded partnership taxable as a corporation, and (ii) the notes will be classified as indebtedness (except in the case of notes held by (a) the depositor or any of its affiliates (including, without limitation, the trust, the sponsor and the originator) or (b) any person in whose hands, or in the hands of a predecessor holder, the notes would be not treated in their entirety as indebtedness for U.S. federal income tax purposes pursuant to Section 385 of the Code). This opinion, which will be rendered on the closing date based on current law on that date, will assume the execution of the trust agreement and indenture and compliance by all parties with the terms of those agreements and related documents. There are no statutes, regulations, administrative pronouncements or cases involving similar transactions of debt issued by a trust, and no ruling on any of the issues will be sought from the IRS. An opinion of counsel is not binding on the IRS or the courts. As a result, the IRS or a court may disagree with part or all of the discussion below.

Characterization of the Trust

To the extent we or one of our affiliates is the sole owner of the trust certificates, for U.S. federal income tax purposes, the trust will be disregarded as an entity separate from the sole beneficial owner of the trust certificates. The depositor, the sponsor and the servicer will agree to treat the trust for purposes of U.S. federal and, as permitted, state and local income tax, franchise tax and any other tax measured in whole or in part by income, (i) as disregarded as an entity separate from the beneficial owner of the trust certificates if there is only one beneficial owner that owns all of the trust certificates, with the assets of the trust treated as assets of the beneficial owner and debt of the trust as debt of the beneficial owner, and (ii) as a partnership if more than one person owns the trust certificates, with the assets of the trust treated as assets of the partnership, the owners of the trust certificates as the partners in the partnership and debt of the trust as debt of the partnership.

It is possible the IRS would assert that, for U.S. federal income tax purposes, one or more classes of the notes are not classified as indebtedness but instead are treated as an interest in the assets of the trust, as the issuing entity, or as an equity interest in the trust. If one or more classes of the notes were treated as an equity interest in the trust, the trust should be classified for U.S. federal income tax purposes as a partnership. Unless the trust were treated as a publicly traded partnership that is taxable as a corporation, as discussed below, the trust would not be subject to U.S. federal income tax. Payments on such recharacterized notes would most likely be treated as “guaranteed payments”, in which case the amount and timing of income to a U.S. Holder would generally not be expected to differ materially from that which would be the case were the notes treated as debt. On the other hand, if payments on recharacterized notes were not treated as “guaranteed payments”, the beneficial owners of such notes would be taxed individually on their respective allocable shares of the partnership’s income, gain, loss, deductions and credits, without regard to whether cash distributions are actually made by the trust to any of those beneficial owners, and would not be entitled to deduct miscellaneous itemized deductions, which may include their share of partnership expenses, for tax years beginning prior to January 1, 2026. In addition, to the extent that partnership expenses are treated as allocable to a trade or business, the amount or value of interest deductions available to the holders of equity interests in the trust with respect to the trust’s interest expense may be limited under the rules of Section 163(j) of the Code. Under partnership classification:

•	the amount and timing of items of income and deduction of the beneficial owners of the classes of notes that are not classified as indebtedness may differ from the treatment that would apply if those notes are characterized as indebtedness;

•	individual beneficial owners of those notes may be subject to certain limitations on their ability to deduct their shares of the expenses of the partnership;

•	any Non-U.S. Holders that own those notes could be subject to U.S. federal income tax and U.S. federal tax return filing requirements and could also be subject to U.S. federal withholding tax pursuant to ownership or disposition of a note; and

•	any income allocable to certain tax-exempt organizations may constitute “unrelated business taxable income.”

If the trust were treated as a partnership for U.S. federal income tax purposes, whether because there are multiple owners of the trust certificates or because any class of debt issued by the trust is classified as equity, and if, in addition, any equity interest in the trust were treated as being traded on an established securities market or as being readily tradable on a secondary market (or the substantial equivalent thereof) within the meaning of the publicly traded partnership rules, the trust could be treated under those rules as a corporation for U.S. federal income tax purposes. Even if equity interests in the trust were treated as so traded or readily tradable, the trust nevertheless would not be treated as a corporation if it satisfies the exception for treatment as a corporation that applies to a publicly traded partnership at least 90 percent of whose income is passive income, which generally includes interest income, within the meaning of the publicly traded partnership rules. The opinion of Greenberg Traurig, LLP relies on the terms of the trust agreement and the indenture (and the related documents), and on the parties’ assumed compliance with the terms of those documents, which contain provision that are intended to prevent the equity interests in the trust from being treated as traded on an established securities market or readily tradable on a secondary market (or the substantial equivalent thereof), rather than on the exception relating to passive income. However, the terms of the trust agreement and the indenture do not restrict the notes from being treated as so traded or readily tradeable which, in the event the IRS were to successfully challenge the classification of the notes as indebtedness for U.S. federal income tax purposes, could result in the trust being treated as a corporation for U.S. federal income tax purposes.

If the trust were taxable as a corporation for U.S. federal income tax purposes, the trust would be subject to U.S. federal corporate income tax on its taxable income, and possibly also to state and local corporate income or franchise tax. The taxable income of the trust would include all of its income from the receivables, reduced possibly by interest expense on some or all of the notes. Any corporate income tax imposed on the trust could materially reduce the cash available to the trust to make payments on the notes.

Payments to the beneficial owners of notes that are not treated as indebtedness generally would be treated as taxable dividends for U.S. federal income tax purposes to the extent of the trust’s earnings and profits, and any of those payments received by a Non-U.S. Holder could be subject to U.S. federal withholding tax. The trust will not make any election to be classified for U.S. federal income tax purposes as a corporation.

Tax Regulations for Notes Acquired by Related Parties

The IRS issued Treasury regulations under Section 385 of the Code that address the treatment of financial instruments as debt or equity when the instruments are held by certain parties who are related to the issuer. Under these regulations, in certain circumstances a note that otherwise would be treated as debt is treated as equity for U.S. federal income tax purposes during periods in which the note is held by a related party (generally based on a group of corporations or controlled partnerships connected through 80% direct or indirect ownership). Under these regulations, although it is not entirely clear, it is expected that any notes treated as equity under these rules would be converted back to debt when acquired by a beneficial owner that is not a related party. In the event that such conversion into a debt instrument is not automatic and the determination of debt-equity status would need to be conducted at such time of the later acquisition, it is possible that such instrument could constitute equity in the issuer for U.S. federal income tax purposes. Although there is no present intent to sell the certificates, the trust agreement addresses the Treasury regulations under Section 385 of the Code in order to prevent their application to the notes. Moreover, the trust will be able to amend the trust agreement and the other transaction documents in the future without the consent of noteholders as required to prevent the application of those Treasury regulations to the notes. The issuer will (a) timely prepare and maintain the documentation and other written information evidencing the material rights and obligations of the issuer and the noteholders relating to the notes, and any associated rights and obligations of other parties, and (b) maintain the documentation and other written information for at least all taxable years that the notes are outstanding and until the period of limitations expires for any tax return with respect to which the treatment of the notes is relevant, in order to support its position under Treasury Regulations Section 1.385-2 (or an applicable successor provision) for treatment of the notes as indebtedness for U.S. federal income tax purposes.

Tax Consequences to Note Owners

For purposes of this summary, a “U.S. Holder” is a beneficial owner of notes that, for U.S. federal income tax purposes, is

•	an individual who is a citizen or resident of the United States,

•	an entity that is classified as a corporation and is organized under the law of the United States, any state thereof or the District of Columbia or is otherwise treated as a domestic corporation,

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source or

•	a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust, or (2) the trust was in existence on August 20, 1996 and properly elected to continue to be treated as a United States person.

For purposes of this summary, a “Non-U.S. Holder” is a beneficial owner of notes that, for U.S. federal income tax purposes, is:

•	an individual who is a nonresident alien as to the United States,

•	an entity that is classified as a corporation and is not a U.S. Holder,

•	an estate that is not a U.S. Holder or

•	a trust that is not a U.S. Holder.

The tax treatment of a member of an entity that owns notes and is classified for U.S. federal income tax purposes as a partnership will depend on the status of the member and the activities of the entity. The entity and its members should consult their tax advisors regarding their tax considerations, which are not addressed herein.

Treatment of the Notes as Indebtedness. As discussed above, in connection with the issuance of the notes, Greenberg Traurig, LLP will render an opinion that for U.S. federal income tax purposes (i) the trust will not be treated as an association or publicly traded partnership taxable as a corporation, and (ii) the notes will be classified as indebtedness (except in the case of notes held by (a) the depositor or any of its affiliates (including, without limitation, the trust, the sponsor and the originator) or (b) any person in whose hands, or in the hands of a predecessor holder, the notes would not be treated in their entirety as indebtedness for U.S. federal income tax purposes pursuant to Section 385 of the Code). If, however, one or more classes of notes were treated for U.S. federal income tax purposes as an interest in the assets of the trust, as the issuing entity, or as an equity interest in the trust, it is possible the trust would be treated as a corporation. See “—Characterization of the Trust.”

We will agree, and beneficial owners of notes (to which we refer as “note owners”) will be deemed to agree, by their purchase of notes or interests therein, to treat notes or interests therein (other than any notes owned by the depositor or any of its affiliates (including, without limitation, the trust, the sponsor and the originator) or as may be required otherwise in the case of any person in whose hands, or in the hands of a predecessor holder, the notes would not be treated in their entirety as indebtedness for U.S. federal income tax purposes pursuant to Section 385 of the Code) as debt for U.S. federal, state and local income and franchise tax purposes. The remainder of this summary assumes that the notes are classified as indebtedness for U.S. federal income tax purposes. Beneficial owners of notes should consult their own tax advisors regarding the tax consequences, if any, of the notes if they are not treated as indebtedness for U.S. federal income tax purposes.

Tax Consequences to U.S. Holders

Stated Interest. Subject to the discussion regarding original issue discount (“OID”), below, interest on a Note will be taxable to a U.S. Holder as ordinary income at the time it is received or accrued, depending on the U.S. Holder’s method of accounting for tax purposes. Stated interest on the Notes and OID, if any, accrued with respect to the Notes (as described below under “—Original Issue Discount”) constitutes income from U.S. sources.

Original Issue Discount. In general, if the “issue price” of a note is less than its “stated redemption price at maturity,” the difference is treated as OID. The issue price of the notes is the first price at which a substantial amount of the notes is sold to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers). The “stated redemption price at maturity” of a note is the total of all payments provided by the note that are not payments of “qualified stated interest.” The issue price of one or more classes of notes may be less than its stated redemption price at maturity. Consequently, one or more classes of notes may be issued with OID. A “qualified stated interest” payment is generally any one of a series of stated interest payments on a debt instrument that are unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually at a single fixed rate (with certain exceptions for lower rates paid during some periods).

Interest is unconditionally payable only if reasonable legal remedies exist to compel timely payment or the debt instrument otherwise provides terms and conditions that make the likelihood of late payment (other than a late payment that occurs within a reasonable grace period) or nonpayment a remote contingency. The depositor believes that the likelihood of late payment or nonpayment of the stated interest on the notes should constitute a remote contingency. The IRS, however, may disagree. In addition, the IRS may take the position that the owners of subordinated classes of notes do not have available default remedies ordinarily available to owners of debt instruments. In that case, the stated interest on those classes of notes would not be qualified stated interest, and those notes would be considered to have been issued with OID.

Unless the rules of Section 1272(a)(6) of the Code apply as described below, the amount of OID that accrues during any accrual period with respect to a note purchased by a U.S. Holder in the initial offering will equal (i) the product of (A) the “adjusted issue price” of the note at the beginning of the accrual period (which price equals the issue price of that note plus the amount of OID that has accrued on a constant-yield basis in all prior accrual periods minus the amount of any payments, other than qualified stated interest, received on the note in prior accrual periods) and (B) the yield to maturity of that note (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of each accrual period), less (ii) any qualified stated interest payable on the note during the accrual period. The amount of OID so accrued in a particular accrual period will be considered to be received ratably on each day of the accrual period. The inclusion of OID in income can result in the taxation of income in advance of the receipt of the cash corresponding to the income.

Section 1272(a)(6) of the Code provides that, in the case of a debt instrument as to which the repayment of principal may be accelerated as a result of the prepayment of obligations securing the debt instrument, the periodic accrual of OID is determined by taking into account (i) a reasonable prepayment assumption in accruing OID (generally, the assumption used to price the debt offering) and (ii) adjustments in the accrual of OID when prepayments do not conform to the prepayment assumption. No Treasury regulations have been promulgated under Section 1272(a)(6) of the Code. If Section 1272(a)(6) of the Code applies to a class of notes, the manner in which those rules will apply is unclear. Under that Code provision, the amount of OID that will accrue in any given accrual period may either increase or decrease depending on the actual prepayment rate of the receivables. In the absence of regulations (or other administrative or other clarification) under Section 1272(a)(6) of the Code, information reports or returns to the IRS and the U.S. Holders regarding

OID, if any, will be based on the assumption used in pricing the class of OID notes. See “Weighted Average Life of the [Class A] Notes.” However, no representation is being made that the receivables will prepay at the rate reflected in that prepayment assumption or at any other rate. U.S. Holders are advised to consult their own tax advisors regarding the impact of any prepayments under the receivables if the notes are issued with OID.

If the amount of OID on a note is less than 0.25 percent of the stated redemption price at maturity of the note multiplied by the number of complete years to the maturity of the note (or, in the case of a note providing for the payment of any amount other than qualified stated interest prior to maturity, multiplied by the weighted average maturity of the note), the OID will be de minimis. A U.S. Holder of that note must include the de minimis OID in income, as capital gain, on a pro rata basis as principal payments are made on the note or upon a sale, redemption of other taxable disposition of the note.

Acquisition Premium. If a note issued with OID is purchased by a U.S. Holder for an amount that is less than or equal to the sum of all amounts payable on the note after the purchase date, other than payments of qualified stated interest, but in excess of its adjusted issue price (any excess being “acquisition premium”) and if the election described below under “—Tax Consequences to U.S. Holders—Election to Treat All Interest as OID” is not made, the U.S. Holder is permitted to reduce the daily portions of OID by a fraction, the numerator of which is the excess of the U.S. Holder’s adjusted basis in the note immediately after its purchase over the note’s adjusted issue price, and the denominator of which is the excess of the sum of all amounts payable on the note after the purchase date, other than payments of qualified stated interest, over the note’s adjusted issue price.

Short-Term Notes. For purposes of this summary, a “short-term note” is a note with a term of one year or less. No portion of the interest payments on a short-term note will be treated as “qualified stated interest,” and all payments on the note in excess of the issue price of the note will be treated as OID. An accrual basis U.S. Holder that owns a short-term note (and some cash method U.S. Holders, including, but not limited to, regulated investment companies, as set forth in Section 1281 of the Code) generally will be required to report OID as it accrues on a straight-line basis or at the election of the U.S. Holder under a constant-yield method. Other cash basis U.S. Holders that own a short-term note generally will be required to report interest income as interest is paid (or, if earlier, upon the taxable disposition of the short-term note), unless the U.S. Holder elects to report OID as it accrues. An election by a cash basis U.S. Holder to report OID as it accrues will also apply to all non-government debt obligations with a term of one year or less acquired by the U.S. Holder on or after the beginning of the first taxable year to which the election applies, and for all subsequent taxable years unless consent is secured from the IRS to revoke the election.

In the case of a U.S. Holder that is not required (and does not elect) to include OID in income as it accrues on a short-term note, any gain recognized on the sale, redemption or other taxable disposition of the short-term note will be ordinary income to the extent of the OID accrued through the date of disposition, and the U.S. Holder may be required to defer a portion of any interest expense otherwise deductible on indebtedness incurred to purchase or carry the short-term note. Any deferral will generally last until the taxable disposition of the short-term note. Special rules apply if a short-term note is purchased at a discount or a premium.

[Floating Rate Notes. For purposes of this summary, a “variable rate debt instrument” is a floating rate note that (i) has an issue price that does not exceed the total noncontingent principal payments on the note by more than a specified de minimis amount and (ii) inter alia, provides for payments of stated interest, compounded or paid at least annually, at a “qualified floating rate”. An interest rate is a qualified floating rate if variations in the value of the rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds. An interest rate equal to SOFR plus a fixed “spread” constitutes a qualified floating rate.

In general, if a floating rate note that is a “variable rate debt instrument” provides for stated interest at a single qualified floating rate or objective rate, or one of those rates after a single fixed rate for an initial period of one year or less, and the interest is unconditionally payable in cash or in property (other than debt instruments of the issuing entity) at least annually, all stated interest on the note is qualified stated interest and the amount of qualified stated interest and OID, if any, is determined by using the value as of the issue date of the qualified floating rate. The qualified stated interest allocable to an accrual period is increased or decreased if the interest actually paid during an accrual period exceeds or is less than the amount assumed to be paid using the value as of the issue date of the qualified floating rate.

The Class A-2b notes are floating rate notes that constitute “variable rate debt instruments” that bear interest at a single qualified floating rate, made up of SOFR plus a fixed rate of the amount indicated on the front cover of this prospectus. Therefore, stated interest on the Class A-2b notes should be qualified stated interest, taken into account using the method described above.]

Amortizable Bond Premium. If a U.S. Holder purchases a note at a cost that is greater than the stated redemption price at maturity of the note, the excess will be treated as “amortizable bond premium” under Section 171 of the Code, and the U.S. Holder may elect to amortize the premium as an offset to interest income otherwise required to be included in income in respect of the note during each taxable year, using a constant-yield method, over the remaining term of the note (ignoring any option that the issuing entity, servicer or originator has to redeem the note at 100 percent of its principal amount). In the case of a note that is subject to call at the option of the issuing entity, servicer or originator, the amount of amortizable bond premium is calculated based on the amount payable at the applicable call date, but only if the use of the call date (in lieu of the stated maturity date) results in a smaller amortizable bond premium for the period ending on the call date. If a note is subject to Section 1272(a)(6) of the Code, it is unclear whether a prepayment assumption should be taken into account in determining the term of the note for purposes of determining the amount of amortizable bond premium that is allocable to a particular year.

A U.S. Holder who elects to amortize bond premium must reduce the U.S. Holder’s tax basis in the note by the amount of the premium used to offset interest income as set forth above. An election to amortize bond premium applies to all taxable debt instruments acquired by the U.S. Holder on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the IRS.

Market Discount. A note (other than a short-term note) will be deemed to have “market discount” in the hands of a U.S. Holder if (i) the U.S. Holder’s adjusted tax basis in the note immediately after acquisition is less than the note’s principal amount (or adjusted issue price, in the case of a note that is issued with OID), and (ii) the amount of this difference (the “market discount”) exceeds a specified de minimis amount. If a note has market discount in the hands of a U.S. Holder, unless an election is made to include the discount in gross income for U.S. federal income tax purposes on an accrual basis over the remaining life of the note, any payment on the note that does not constitute qualified stated interest, and any gain recognized by the U.S. Holder upon the sale or other disposition of the note, will be treated as ordinary income to the extent of the amount of “market discount” that has accrued on the note while held by the U.S. Holder.

An election to include market discount in income on an accrual basis will apply to all notes and other obligations owned by the U.S. Holder that are purchased at a market discount during the taxable year for which the election is made, and all subsequent taxable years of the U.S. Holder, unless the IRS consents to a revocation of the election. If an election is made to include market discount in income currently, the tax basis of the note in the hands of the U.S. Holder will be increased by the market discount thereon as that discount is included in income.

For purposes of determining the accrual of market discount, certain special rules apply in the case of debt instruments (like the notes) that are subject to prepayment by reason of prepayments on other debt instruments. Market discount generally accrues on a straight-line basis unless the U.S. Holder elects to accrue the discount on a constant-yield to maturity basis. That election applies only to the note with respect to which it is made and is irrevocable. If interest is paid or accrued by the U.S. Holder on indebtedness incurred or maintained to purchase or carry a note with market discount, the deduction for the portion of the U.S. Holder’s interest expense that is allocable to the accrued market discount may be deferred.

Election to Treat All Interest as OID. A U.S. Holder may elect in the year of acquisition of a note to account for all interest (including stated interest, acquisition discount, OID, de minimis OID, market discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium or acquisition premium) that accrues on the note by using the constant-yield method applicable to OID. That election may not be revoked without the consent of the IRS. If the note has market discount at the time of its acquisition, a U.S. Holder that makes this election will be treated as making an election to accrue market discount for other debt instruments acquired by the U.S. Holder on or after the first day of the first taxable year to which the election with respect to the note applies. If the note has amortizable bond premium at the time of its acquisition, a U.S. Holder that makes an election to treat all interest as OID will be treated as making an election to amortize bond premium for other taxable debt instruments that are held by the U.S. Holder on the first day of the first taxable year to which the election with respect to the note applies or that are thereafter acquired.

Disposition of Notes. In the case of a sale, redemption or other taxable disposition of a note, a U.S. Holder will recognize gain or loss equal to the difference, if any, between (i) the amount received (other than any amount representing accrued but unpaid interest, which will be treated as ordinary income to the extent not previously included in income) and (ii) the U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will equal the cost of the note to the U.S. Holder (net of accrued interest), increased by amounts includible in income as OID and reduced by any payments (other than payments of qualified stated interest) made on the note. A gain or loss recognized by a U.S. Holder on a sale, redemption or other taxable disposition of a note generally will constitute capital gain or loss. Capital gain recognized by an individual upon the sale or other disposition of a note that is held for more than one year is generally eligible for reduced rates of U.S. federal income taxation. The deductibility of a capital loss recognized upon the sale or other disposition of a note is subject to limitations.

Unearned Income Medicare Contribution Tax. A 3.8 percent Medicare contribution tax is imposed on the “net investment income” of certain U.S. individuals and on the undistributed “net investment income” of certain estates and trusts. Among other items, “net investment income” generally includes interest and certain net gain from the disposition of property, less certain deductions.

Backup Withholding and Information Reporting. In general, information reporting requirements will apply with respect to payments of principal of and interest on notes to a U.S. Holder (and annual accruals of OID on notes by a U.S. Holder), and with respect to payments to a U.S. Holder of any proceeds from a disposition of notes. In addition, a U.S. Holder may be subject to a backup withholding tax on payments with respect to the notes if the U.S. Holder fails to supply its correct taxpayer identification number in the manner required by applicable law, fails to certify that it is not subject to the backup withholding tax or otherwise fails to comply with applicable backup withholding tax rules.

Any amounts withheld from a U.S. Holder under the backup withholding provisions may be credited against the U.S. federal income tax liability of the U.S. Holder and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

Tax Consequences to Non-U.S. Holders

Interest and Gains Upon Disposition. Interest (including any OID) earned on a note by a Non-U.S. Holder will be considered “portfolio interest” and (subject to the discussion in “—Tax Consequences to Non-U.S. Holders—Foreign Account Tax Compliance Act” below) will not be subject to U.S. federal income tax or withholding if:

•	the Non-U.S. Holder is not (i) a “controlled foreign corporation” that is related to the trust or the depositor as described in Section 881(c)(3)(C) of the Code, (ii) a bank receiving interest (or OID) on a loan made in the ordinary course of its business or (iii) a person who owns, directly or under the attribution rules of Section 871(h)(3)(C) of the Code, ten percent or more of the voting power of the equity interests in the trust or the depositor;

•	the certification requirements described below are satisfied; and

•	the interest is not effectively connected with the conduct by the Non-U.S. Holder of trade or business within the United States (or, if a U.S. income tax treaty applies, is not attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder within the United States).

In general, the certification requirements will be satisfied if either (i) the beneficial owner of the note provides, to the person who otherwise would be required to withhold U.S. tax, a properly completed IRS Form W-8BEN, W-8BEN-E, or a suitable substitute form, that includes the beneficial owner’s name and address and that certifies, under penalties of perjury, that the beneficial owner is not a United States person, or (ii) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business holds the note on behalf of a beneficial owner and provides to the person who otherwise would be required to withhold U.S. tax, a statement certifying under penalties of perjury that an applicable IRS Form W-8BEN, W-8BEN-E, or a suitable substitute form, has been received by it from the beneficial owner, or from another financial institution acting on behalf of the beneficial owner, and furnishes a copy to the person who otherwise would be required to withhold U.S. tax. These certification requirements may be satisfied with other documentary evidence in the case of a note held through a qualified intermediary.

Any interest (including any OID) earned on a note, and any gain recognized upon a sale, redemption or other taxable disposition of a note, that is effectively connected with the conduct of trade or business within the United States by a Non-U.S. Holder (or, if a U.S. income tax treaty applies, is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder within the United States) will be subject to U.S. federal income tax at the regular graduated tax rates applicable to a U.S. Holder. If the Non-U.S. Holder is classified as a corporation for U.S. federal income tax purposes, the Non-U.S. Holder may also be subject to U.S. federal income tax on some or all of its effectively connected earnings and profits, subject to certain adjustments, at a rate of 30 percent (or at a lower rate under an applicable tax treaty). However, the effectively connected income will not be subject to U.S. federal withholding, provided the Non-U.S. Holder furnishes a properly completed IRS Form W-8ECI (or a suitable substitute form) to the person that otherwise would be required to withhold U.S. tax.

Any payments to a Non-U.S. Holder of interest (including any OID) that do not qualify for the “portfolio interest” exemption and that are not effectively connected with the conduct by the Non-U.S. Holder of trade or business within the United States (or, if a U.S. income tax treaty applies, are not attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder within the United States) will be subject to U.S. federal withholding at a rate of 30 percent (or at a lower rate under an applicable tax treaty).

Subject to the discussion of backup withholding below, any gain (other than gain representing accrued OID) recognized by a Non-U.S. Holder on a sale, redemption or other taxable disposition of a note generally will not be subject to U.S. federal income tax or withholding unless (i) the gain is effectively connected with the conduct by the Non-U.S. Holder of trade or business within the United States (or, if a U.S. income tax treaty applies, is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder within the United States) (in which case the gain will be taxed in the manner described in the second preceding paragraph), or (ii) in the case of a Non-U.S. Holder who is an individual, the individual is present in the United States for 183 days or more in the taxable year of the sale or other disposition and certain other conditions are met (in which case the individual will be subject to a 30 percent U.S. federal income tax on the gain, which gain may be offset by certain U.S.-source capital losses).

Backup Withholding and Information Reporting. Any payments of interest (including any OID) on notes to a Non-U.S. Holder generally will be reported to the IRS and to the Non-U.S. Holder, whether or not the interest is exempt from U.S. tax pursuant to a tax treaty or the “portfolio interest” exemption. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the payee resides.

Any payments of interest (including any OID) on notes to a Non-U.S. Holder generally will not be subject to backup withholding or additional information reporting, provided (i) the Non-U.S. Holder certifies, under penalties of perjury, on a properly completed IRS Form W-8BEN, W-8BEN-E, W-8ECI, or a suitable substitute form, that it is not a United States person and certain other conditions are met, or (ii) the Non-U.S. Holder otherwise establishes an exemption.

The payment to a Non-U.S. Holder of the proceeds of a disposition of a note by or through the U.S. office of a broker generally will not be subject to information reporting or backup withholding if the Non-U.S. Holder either certifies, under penalties of perjury, on a properly completed IRS Form W-8BEN, W-8BEN-E, or a suitable substitute form, that it is not a United States person and certain other conditions are met, or if the Non-U.S. Holder otherwise establishes an exemption. Information reporting and backup withholding generally will not apply to the payment of the proceeds of a disposition of a note by or through the foreign office of a foreign broker (as defined in applicable Treasury regulations). Information reporting requirements (but not backup withholding) will apply, however, to a payment of the proceeds of the disposition of a note by or through a foreign office of a U.S. broker or of a foreign broker with certain relationships to the United States, unless the broker has documentary evidence in its records that the holder is not a United States person and certain other conditions are met, or the holder otherwise establishes an exemption.

Any amounts withheld from an amount payable to a Non-U.S. Holder under the backup withholding provisions may be credited against the U.S. federal income tax liability of the Non-U.S. Holder, and may entitle the Non-U.S. Holder to a refund, provided the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act. Sections 1471 through 1474 of the Code (commonly referred to as the Foreign Account Tax Compliance Act or “FATCA”) significantly change the reporting requirements imposed on certain foreign persons, including certain foreign financial institutions and investment funds. In general, a 30 percent withholding tax could be imposed on payments made to a foreign person unless the foreign person complies with certain reporting requirements regarding its direct and indirect U.S. shareholders or U.S. accountholders. The withholding could apply to payments regardless of whether they are made to the foreign person in its capacity as a holder of a note or in a capacity of holding a note for the account of another. The foregoing rules generally apply to payments of interest (including original issue discount) on the notes currently. As a result, potential investors are encouraged to consult their tax advisors regarding the possible implications of this legislation on an investment in the notes.

The Code provides that, except as otherwise provided by regulations, withholdable payments include two categories of payments: (i) payments of U.S.-source interest, dividends and other specified types of fixed or determinable annual or periodic “FDAP”income and (ii) gross proceeds from the sale of property that can give rise to U.S.-source interest and dividends. The IRS and the Treasury Department issued proposed regulations (the “Proposed Regulations”) that would remove gross proceeds described in clause (ii), above, from the definition of “withholdable payment,” so that only the payments of U.S. source FDAP would be subject to FATCA withholding. Taxpayers may rely on the provisions of the Proposed Regulations until final regulations are issued.

Each holder of a note or an interest therein, by acceptance of the note or interest therein, will be deemed to have agreed to provide to the trust, any paying agent or the indenture trustee, as applicable, (1) properly completed and signed tax certifications, for a United States person, on IRS Form W-9 and, for a foreign person, on the appropriate IRS Form W-8 and (2) to the extent any FATCA withholding is applicable, information sufficient to eliminate the imposition of, or determine the amount of, the withholding under FATCA. The indenture trustee or any paying agent of the trust has the right to withhold any amounts (properly withholdable under law and without any gross-up) payable to any holder of a note or an interest therein that fails to comply with the requirements described in the preceding sentence.

Estate Tax Consequences. Any note that is owned by an individual who is not a citizen or resident (as specially defined for U.S. federal estate tax purposes) of the United States on the date of death will not be included in the individual’s estate for U.S. federal estate tax purposes unless the individual owns, directly, indirectly or constructively, ten percent or more of the voting power of the equity interests in the trust, or, at the time of the individual’s death, payments in respect of the notes would have been effectively connected with the conduct by that individual of trade or business within the United States.

Tax Shelter Disclosure and Investor List Requirements

Treasury regulations directed at abusive tax shelter activity appear to apply to transactions not conventionally regarded as tax shelters. Those Treasury regulations require taxpayers to report certain information on IRS Form 8886 if they participate in a “reportable transaction” and to retain certain information related to the transactions. Organizers and promoters of the transaction are required to maintain records, including investor lists, containing identifying information and to furnish those records to the IRS upon demand.

A transaction may be a “reportable transaction” based upon any of several indicia, one or more of which may be present with respect to your investment. The Code imposes significant penalties for failure to comply with those disclosure requirements. Prospective investors should be aware that the depositor and other participants in the transaction intend to comply with those disclosure and investor list requirements that they determine apply to them. Prospective investors should consult their own tax advisors concerning any possible disclosure obligation with respect to their investment.

State and Local Tax Consequences

The foregoing discussion does not address the tax treatment of the trust, the notes or the note owners under any state or local tax laws. Prospective investors are urged to consult their tax advisors regarding the state and local tax consequences to them of purchasing, holding and disposing of notes.

ERISA Considerations

Section 406 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and Section 4975 of the Code prohibit a pension, profit-sharing or other employee benefit plan, individual retirement accounts, Keogh Plans and other plans covered by Section 4975 of the Code and entities deemed to hold plan assets of any of the foregoing (each a “Benefit Plan”), from engaging in certain transactions with persons that are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the Benefit Plan. A violation of these “prohibited transaction” rules may result in an excise tax or other penalties and liabilities under ERISA and the Code for these persons or the fiduciaries of the Benefit Plan.

Certain transactions involving the trust might be deemed to constitute prohibited transactions under ERISA and the Code with respect to a Benefit Plan that purchased notes if assets of the trust were deemed to be assets of the Benefit Plan. Under a regulation issued by the United States Department of Labor relating to plan assets, the assets of the trust would be treated as plan assets of a Benefit Plan for the purposes of ERISA and the Code only if the Benefit Plan acquired an “equity interest” in the trust and none of the exceptions contained in the plan assets regulation was applicable. An equity interest is defined under the plan assets regulation as an interest other than an instrument which is treated as indebtedness under applicable local law and which has no substantial equity features.

ERISA also imposes certain duties on persons who are fiduciaries of Benefit Plans that are subject to ERISA, including the requirements of investment prudence and diversification, and the requirement that such a Benefit Plan’s investments be made in accordance with the documents governing the Benefit Plan. Under ERISA, any person who exercises any authority or control over the management or disposition of assets of a Benefit Plan is a fiduciary of that Benefit Plan, and is subject to additional prohibited transaction provisions concerning transactions involving self-dealing or a conflict of interest.

Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA) and certain church plans (as defined in Section 3(33) of ERISA) are not subject to ERISA requirements; however, governmental plans and church plans may be subject to comparable state or local law restrictions, which may to a material extent, be similar to the provisions of ERISA or Code Section 4975. A fiduciary of a governmental plan or church plan should make its own determination as to the propriety of such investment under applicable fiduciary or other investment standards, and the need for and availability of any exemptive relief under any such similar laws.

A plan fiduciary considering the purchase of notes should consult its tax and/or legal advisors regarding whether the assets of the trust would be considered plan assets, the possibility of exemptive relief from the prohibited transaction rules and other issues and their potential consequences.

Although there is little guidance on the subject, at the time of their issuance, the offered notes acquired by persons other than the depositor or its affiliates should not be treated as “equity interests” in the trust under the Department of Labor’s regulation relating to plan assets. As a result, such notes may be purchased by or with the assets of a Benefit Plan.

However, whether or not the offered notes are treated as equity interests for purposes of the plan asset regulation, the acquisition or holding of offered notes by or on behalf of a Benefit Plan could be considered to give rise to a “prohibited transaction” if the trust, the depositor, the originator, [a swap counterparty,] the holder of 50% or more of the trust certificates, a servicer, an asset representations reviewer, an underwriter, a trustee or any of their respective affiliates is or becomes a “party in interest” or a “disqualified person” with respect to such Benefit Plan. Certain exemptions from the prohibited transaction rules could be applicable to the purchase and holding of offered notes by a Benefit Plan depending on the type and circumstances of the plan fiduciary making the decision to acquire such notes. Included among these exemptions are: Prohibited Transaction Class Exemption (“PTCE”) 75-1, regarding transactions between registered broker-dealers and Benefit Plans; PTCE 90-1, regarding investments by insurance company pooled separate accounts; PTCE 91-38, regarding investments by bank collective investment funds; PTCE 84-14, regarding transactions effected by “qualified professional asset managers”; PTCE 95-60, regarding investments by insurance company general accounts; and PTCE 96-23, regarding transactions effected by in-house asset managers. In addition to the class exemptions listed above, the Pension Protection Act of 2006 provides a statutory exemption under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code for prohibited transactions between a Benefit Plan and a person or entity that is a party in interest to such Benefit Plan solely by reason of providing services to the Benefit Plan (other than a party in interest that is a fiduciary, or its affiliate, that has or exercises discretionary authority or control or renders investment advice with respect to the assets of the Benefit Plan involved in the transaction), provided that there is adequate consideration for the transaction. Even if the conditions specified in one or more of these exemptions are met, the scope of the relief provided by these exemptions might or might not cover all acts which might be construed as prohibited transactions. There is no assurance that any of these, or any other exemption, will be available with respect to any particular transaction involving the offered notes and prospective purchasers that are Benefit Plans or entities deemed to hold the assets of such Benefit Plans should consult with their advisors regarding the applicability of any such exemption. By its acquisition of an offered note, each purchaser will be deemed to represent and warrant that its acquisition, holding and disposition of the note will not give rise to a nonexempt prohibited transaction under ERISA, the Code or any substantially similar applicable law. Any fiduciary of a Benefit Plan considering an investment of plan assets in the offered notes should consider that a prohibited transaction exemption may not apply to all prohibited transactions that may arise in connection with an investment in the offered notes.

Moreover, the depositor, the originator, the trust, a servicer, an asset representations reviewer, a trustee, [a swap counterparty,] the holder of 50% or more of the trust certificates, an underwriter or any of their respective affiliates may be the sponsor or the investment advisor with respect to one or more Benefit Plans. Because they may receive certain benefits in connection with the sale of the offered notes, the purchase of offered notes using plan assets over which any of them has investment authority might be deemed to be a violation of the prohibited transaction rules of ERISA and Section 4975 of the Code for which no exemption may be available.

Accordingly, any Benefit Plan for which the depositor, the originator, the trust, a servicer, an asset representations reviewer, a trustee, [a swap counterparty,] the holder of 50% or more of the trust certificates, an underwriter or any of their respective affiliates

•	has investment or administrative discretion with respect to plan assets;

•	has authority or responsibility to give, or regularly gives, investment advice with respect to plan assets for a fee and pursuant to an agreement or understanding that the advice will serve as a primary basis for investment decisions with respect to plan assets, and will be based on the particular investment needs for the Plan; or

•	is an employer maintaining or contributing to the Benefit Plan should consult with its counsel about potential prohibited transactions under ERISA and Section 4975 of the Code before investing in the offered notes.

The sale of offered notes to a Benefit Plan is in no respect a representation by us, the servicer, CNH Capital, the trust, the asset representation reviewer, the trustee, the indenture trustee, or any underwriter of the offered notes or any of their respective affiliated entities that this investment meets all relevant legal requirements with respect to investments by Benefit Plans generally or any particular Benefit Plan, or that this investment is appropriate for Benefit Plans generally or any particular Benefit Plan.

Plan of Distribution

General

We will enter into [an][ ] underwriting agreement[s] with respect to the notes that are offered under this prospectus. In [the][each] underwriting agreement, we will agree to cause the trust to sell to the underwriters, and each of the underwriters will severally, but not jointly, agree to purchase, the principal amount of each class of offered notes set forth in the [related] underwriting agreement and set forth below. In [the][each] underwriting agreement, the several underwriters will agree, subject to terms and conditions specified therein, to purchase all the notes that are described therein and are offered hereby if any of such notes are purchased. [In addition, we may offer notes by direct placement with investors or by direct placement with investors through dealers.]

[The depositor may, if necessary to satisfy the risk retention obligations of the sponsor as described under “Credit Risk Retention” in this prospectus, retain or convey to a majority-owned affiliate of the sponsor a portion of the Class B Notes. In addition, the depositor may otherwise retain some or all of one or more classes of the notes. Any Class B Notes retained by the depositor in satisfaction of the sponsor’s risk retention obligation under Regulation RR may not be sold or hedged except as described under “Credit Risk Retention.” If the risk retention regulations in Regulation RR are amended, repealed or otherwise no longer require risk retention by CNH Capital as described under “Credit Risk Retention” then it, the depositor or another affiliate of CNH Capital may sell or hedge its Class B Notes at any time, without the restrictions set forth in such section, and which may be at a time earlier than the time described therein as the time when such notes may be sold or hedged in accordance with Regulation RR. Notes not retained to satisfy the sponsor’s risk retention obligations under Regulation RR may be sold, subject to the requirements in the indenture, directly by the depositor or through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the depositor or the purchasers of these notes. If these notes are sold through underwriters or broker-dealers, the depositor will be responsible for underwriting discounts or commissions or agent’s commissions. These notes may be sold in one or more transactions at fixed prices, prevailing market prices at the time of sale, varying prices determined at the time of sale or negotiated prices.]

[The][Each] underwriting agreement will provide that we and CNH Capital will indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act, or contribute to payments that the several underwriters may be required to make in respect thereof.

The trust may, from time to time, invest the funds in its trust bank accounts in eligible investments acquired from underwriters.

Additional offering expenses, payable by CNH Capital Receivables LLC, are estimated to be $[       ].

Pursuant to [the][each] underwriting agreement, the closing of the sale of each class of securities subject to such agreement[s] will be conditioned on the closing of the sale of all other classes subject to such agreement[s]. The underwriters may act through one or more of their affiliates when selling securities outside the United States.

Class A Notes

Subject to the terms and conditions set forth in an underwriting agreement relating to the Class A Notes, we have agreed to cause the trust to sell to each of the underwriters named below, and each of those underwriters has severally, but not jointly, agreed to purchase, the principal amount of the Class A Notes set forth opposite its name below:

	A-1 Notes	A-2[a] Notes	[A-2b Notes]	A-3 Notes	A-4 Notes
[ ]	$	$	$	$	$
[ ]
[ ]
[ ]
[ ]
[ ]
Total	$	$	$	$	$

The underwriters of the Class A Notes have advised us that they propose initially to offer the Class A Notes to the public at the prices set forth herein, and to certain dealers at such prices less the initial concession not in excess of the percentages set forth in the following table. The underwriters of the Class A Notes and such dealers may reallow a concession not in excess of the percentages set forth in the following table. In the event of sales to affiliates, one or more of the underwriters may be required to forego a portion of the selling concession they would otherwise be entitled to receive. After the initial public offering of the Class A Notes, the public offering prices and the concessions referred to in this paragraph may be changed.

	A-1 Notes	A-2[a] Notes	[A-2b Notes]	A-3 Notes	A-4 Notes
Concessions	%	%	%	%	%
Reallowances	%	%	%	%	%

[[     ] is not a U.S. is not a U.S. registered broker-dealer, and it will not effect any offers or sales of any Class A Notes in the United States. The Notes do not represent deposits with, or other liabilities of, [     ] or any of its associated entities.]

In the ordinary course of their respective businesses, the underwriters of the Class A Notes and their respective affiliates have engaged and may in the future engage in investment banking or commercial banking transactions with CNH Capital and its affiliates. [The initial swap counterparty under the swap agreement is an affiliate of an underwriter.]

In connection with the offering of the Class A Notes, the underwriters of the Class A Notes may engage in overallotment, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Exchange Act. Overallotment involves sales in excess of the offering size, which creates a short position for the underwriters. Stabilizing transactions involve bids to purchase the Class A Notes in the open market for the purpose of pegging, fixing or maintaining the price of the Class A Notes. Syndicate covering transactions involve purchases of the Class A Notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the Class A Notes to be higher than it would otherwise be in the absence of those transactions. If the underwriters of the Class A Notes engage in stabilizing or syndicate covering transactions, they may discontinue them at any time.

The underwriters will be compensated as set forth in the following table:

	Underwriters’ Discounts and Commissions	Amount per $1,000 of Principal	Total Amount
Class A-1 Notes	%	$	$
Class A-2[a] Notes	%
[Class A-2b Notes]	%
Class A-3 Notes	%
Class A-4 Notes	%
Total			$

Rule 15c6-1 of the SEC under the Exchange Act generally requires trades in the secondary market to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Class A Notes more than one business day prior to the expected delivery date will be required to specify an alternate settlement cycle at the time of any such trade to avoid a failed settlement.

[Class B Notes]

[Subject to the terms and conditions set forth in an underwriting agreement relating to the Class B Notes, we have agreed to cause the trust to sell to each of the underwriters named below, and each of those underwriters has severally, but not jointly, agreed to purchase, the principal amount of the Class B Notes set forth opposite its name below:

Class B Notes
[ ]	$
[ ]
Total	$

The underwriters of the Class B Notes have advised us that, except if the Class B Notes are acquired or purchased by the depositor or an affiliate of the depositor on the closing date, they propose initially to offer the Class B Notes to the public at the prices set forth herein, and to certain dealers at such prices less the initial concession not in excess of the percentage set forth in the following table. In the event of sales to affiliates, one or more of the underwriters may be required to forego a portion of the selling concession they would otherwise be entitled to receive. The underwriters of the Class B Notes and such dealers may reallow a concession not in excess of the percentage set forth in the following table. After the initial public offering of the Class B Notes, the public offering prices and the concessions referred to in this paragraph may be changed.

Class B Notes
Concessions	%
Reallowances	%

[[    ] is not a U.S. is not a U.S. registered broker-dealer, and it will not effect any offers or sales of any Class B Notes in the United States. The Notes do not represent deposits with, or other liabilities of, [    ] or any of its associated entities.]

In the ordinary course of their respective businesses, the underwriters of the Class B Notes and their respective affiliates have engaged and may in the future engage in investment banking or commercial banking transactions with CNH Capital and its affiliates. [The initial swap counterparty under the swap agreement is an affiliate of an underwriter.]

In connection with the offering of the Class B Notes, the underwriters of the Class B Notes may engage in overallotment, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Exchange Act. Overallotment involves sales in excess of the offering size, which creates a short position for the underwriters. Stabilizing transactions involve bids to purchase the Class B Notes in the open market for the purpose of pegging, fixing or maintaining the price of the Class B Notes. Syndicate covering transactions involve purchases of the Class B Notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the Class B Notes to be higher than it would otherwise be in the absence of those transactions. If the underwriters of the Class B Notes engage in stabilizing or syndicate covering transactions, they may discontinue them at any time.

The underwriters will be compensated as set forth in the following table:

	Underwriters’ Discounts and Commissions	Amount per $1,000 of Principal	Total Amount
Class B Notes	%	$	$

Rule 15c6-1 of the SEC under the Exchange Act generally requires trades in the secondary market to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Class B Notes more than one business day prior to the expected delivery date will be required to specify an alternate settlement cycle at the time of any such trade to avoid a failed settlement

The Class B Notes, if not sold hereunder, will (i) be acquired by the depositor as partial consideration for the receivables transferred by it to the trust, and then may be further conveyed by the depositor to the originator as consideration or partial consideration for certain of the receivables transferred by the originator to the depositor and/or for other consideration and/or (ii) be sold to one or more affiliates of the depositor. Such Class B Notes will not be initially purchased by the underwriters if acquired by the depositor or any of its affiliates. If acquired by the depositor or its affiliates, the purchase price for the Class B Notes is [ ]%. All or a portion of the Class B Notes acquired by the depositor, the originator, and/or an affiliate may be sold by them at a subsequent date in one or more negotiated transactions, or otherwise, at varying prices to be determined at the time of sale, provided that any such sale is not prohibited by Regulation RR.]

[European Economic Area]

[Each underwriter, severally and not jointly, has represented and agreed with us that it has not offered, sold or otherwise made available, and will not offer, sell or otherwise make available, any offered notes to any EU Retail Investor in the EEA.

For the purposes of the preceding paragraph, (x) the expression “EU Retail Investor” means a person who is one (or more) of the following: (i) a retail client as defined in Point (11) of Article 4(1) of MiFID II; or (ii) a customer within the meaning of the Insurance Distribution Directive, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not an EU Qualified Investor ; and (y) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes.]

[United Kingdom]

[Each underwriter has severally and not jointly represented and agreed with us that:

•	it has not offered, sold or otherwise made available, and will not offer, sell or otherwise make available, any offered notes to any UK Retail Investor in the UK;

•	it has only communicated or caused to be communicated, and will only communicate or cause to be communicated, an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the offered notes in circumstances in which Section 21(1) of the FSMA does not apply to us or the trust; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the offered notes in, from or otherwise involving the UK.

For the purposes of the preceding paragraph, (a) the expression “UK Retail Investor” means a person who is one (or more) of the following: (i) a retail client, as defined in point (8) of Article 2 of Commission Delegated Regulation (EU) 2017/565, as it forms part of UK domestic law by virtue of the EUWA and as amended; or (ii) a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA (such rules and regulations as amended) to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014, as it forms part of UK domestic law by virtue of the EUWA and as amended; or (iii) not a UK Qualified Investor; and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the offered notes to be offered so as to enable an investor to decide to purchase or subscribe for the offered notes.]

Legal Opinions

Certain legal matters relating to the securities will be passed upon for the trust, us and the servicer by Greenberg Traurig, LLP, New York, New York. Certain legal matters relating to the securities will be passed upon for the underwriters by Sidley Austin LLP, New York, New York. Certain U.S. federal income tax and other matters will be passed upon for the trust by Greenberg Traurig, LLP. Sidley Austin LLP from time to time renders legal services to CNH N.V. and certain of its affiliates on other matters.

Where You Can Find More Information

We filed a registration statement relating to the offered notes with the SEC. This prospectus is part of the registration statement, but the registration statement includes additional information. The depositor has met the requirements for registration on Form SF-3 contained in General Instruction I.A.1 to Form SF-3.

We will file with the SEC all required annual, monthly and special SEC reports and other information about the trust.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. You may read any reports or other information we file with the SEC by accessing that website.

Incorporation by Reference

The SEC allows us to “incorporate by reference” information that we file with it, which means that we can disclose important information to you by referring you to those documents. Any information incorporated by reference is considered to be part of this prospectus. Information that we file later with the SEC that is incorporated by reference will automatically update the information in this prospectus. In all cases, you should rely on the later information that is incorporated by reference over different information included in this prospectus. All current reports on Form 8-K (including all documents filed thereunder) filed by, on behalf of, or with respect to the trust pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act prior to the termination of the offering of the notes to be issued by CNH Equipment Trust 20[ ]-[ ] shall be deemed to be incorporated by reference into this prospectus.

We have not been, nor are we currently, required to file reports pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act, except for annual reports on Form 10-K, the filing of Current Reports on Form 8-K and monthly distribution reports on Form 10-D in connection with the trusts we originate and under some circumstances we may be required to file a Form ABS-15G, either quarterly or annually. All current reports on Form 8-K (including all documents filed thereunder) filed by us pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act prior to the termination of the offering of the notes to be issued by CNH Equipment Trust 20[ ]-[ ] shall be deemed to be incorporated by reference into this prospectus. The documents we incorporate by reference are available with the SEC at http://www.sec.gov, which can be accessed via links on our website at https://www.cnhcapital.com/en_us/investor-info/sec-filings.

As a recipient of this prospectus, you may request a copy of any document we incorporate by reference, except exhibits to the documents (unless the exhibits are specifically incorporated by reference), at no cost, by writing or calling: CNH Capital Receivables LLC, 5729 Washington Avenue, Racine, Wisconsin 53406, Attention: Assistant Treasurer (Telephone: (262) 636-6011).

Index of Terms

Set forth below is a list of the defined terms used in this prospectus and the pages on which the definitions of such terms may be found herein.

[advance rate]	53
[Advance Rate]	53
180-Day Receivable	75
30-day average SOFR	71
adjusted issue price	125
Affected Investors	118
AIFM Regulations	118
Asset Balance	90
assumed discount rate	4
Average Delinquency Ratio	97
Average Delinquency Ratio Test	97
Base Transaction	3
benchmark	73
benchmark replacement	73
benchmark replacement adjustment	73
benchmark replacement conforming changes	73
benchmark transition event	73
Benefit Plan	130
calendar months	76
chattel paper	120
Citibank	44
Clayton	45
Clearstream	98
CNH Capital	13, 30
CNH N.V.	21, 30
Code	9
Collection Period	76
Contract Value	52
CPR	80
Cumulative Net Loss Ratio	97
Cumulative Net Loss Ratio Test	97
Cutoff Date APR	33
cutoff dates	76
dealer	47
dealer agreement	47
Delinquency Ratio	97
DTC	98
Due Diligence Requirements	117
EEA	ii, 5, 117
eligible asset representations reviewer	45
Eligible Deposit Account	39
Eligible Institution	39
ERISA	130
ESG	31
EU	5, 117
EU Affected Investors	117
EU CRR	117
EU Due Diligence Requirements	117
EU Prospectus Regulation	ii
EU Qualified Investor	ii
EU Retail Investor	ii, 134
EU Securitization Regulation	117
Euroclear	98

EUWA	iii, 118
Exchange Act	32
FATCA	129
FDAP	129
Financial Promotion Order	iii
Fitch	77
FRBNY	17
FRBNY’s website	71
FSMA	iii, 117
guaranteed payments	123
hired NRSRO	16
Insurance Distribution Directive	ii
Investment Company Act	10, 38
IRS	122
ISDA definitions	74
ISDA fallback adjustment	74
ISDA fallback rate	74
liquidated collateral	36
liquidated receivable transfer date	36
Maximum Negative Carry Amount	95
MiFID II	ii
Moody’s	77
net investment income	127
Net Swap Payment	113
Net Swap Receipt	113
New Holland Credit	24, 35
Non-U.S. Holder	124
Note Monthly Additional Principal Distributable Amount	90
Note Monthly Principal Distributable Amount	90
note owners	125
NRSRO	14
OID	125
Pool Balance	74
Pre-Funded Percentage	95
PRIIPS Regulation	ii
Priority Swap Termination Payment	91
Proposed Regulations	129
PTCE	131
Purchase Amount	33
Purchased Receivable	97
qualified stated interest	125
Rating Agency Condition	77
Realized Losses	97
receivables	4
reference time	71
relevant governmental body	74
relevant persons	iii
Relief Act	122
Repossessed Receivable	75
Required Principal Supplement Account Balance	98
responsible officer	45
Rule 193 Information	49
S&P	77
SEC	32
servicer defaults	40
servicing procedures	35
skip payment	51
skipped	51
SOFR adjustment conforming changes	71

SOFR determination date	71
Specified Discount Factor	52
Specified Spread Account Balance	96
Specified Spread Account Reduction Trigger	96
spread	71
stated redemption price at maturity	125
Statistical Contract Value	53
target overcollateralization amount	3
Target Overcollateralization Amount	74
trust bank accounts	37
U.S. government securities business day	71
U.S. Holder	124
UCITS	117
UK	iii, 5, 117
UK Affected Investors	118
UK CRR	118
UK Due Diligence Requirements	117
UK PRIIPs Regulation	iii
UK Prospectus Regulation	iii
UK Qualified Investor	iii
UK Retail Investor	iii, 134
UK Securitisation Framework	117
unadjusted benchmark replacement	74
unrelated business taxable income	123
Upsize Transaction	3
weighted average adjusted annual percentage rate	52
Write Down Amount	75
WTC	43
WTNA	43

ANNEX A

Static Pool Data

This Annex A constitutes an integral part of the preceding prospectus and the information set forth herein is incorporated into the prospectus.

This Annex contains static pool information about pools of receivables securitized by CNH Industrial Capital America LLC over the last five years. The information in this Annex consists of summary information about the original characteristics of the receivables and monthly updated cumulative losses, prepayments and delinquency data, including graphical presentations.

The original characteristics of the prior securitized pools may differ somewhat from each other and from the characteristics of the pool of receivables [[if the Base Transaction is issued or the Upsize Transaction is issued, as applicable]]. This is primarily because the receivables comprising any single securitization are ordinarily based on the equipment sold by our parent manufacturer and its dealers in the months leading up to that securitization. However, the pools are all usually comparable because our origination, underwriting and servicing policies have been generally consistent with no material differences over time.

Based on our experience, the characteristics that may most influence the performance of a receivables are the equipment type (Agricultural or Construction) and payment frequency. The Agricultural industry may be influenced by factors such as net farm income, extreme weather or natural disasters and the Construction industry may be influenced by factors such as overall construction spending or new housing starts. The percentage of pooled receivables within each industry may have a bearing on performance measures linked to changes within each industry. Non-monthly payments are common for certain types of agricultural receivables, which may influence delinquency rates after certain months with high concentrations of scheduled payments. These high concentrations may also have a bearing on the timing of prepayments.

[NTD: To the extent required by Item 1105, to insert additional description of how the static pools materially differ from the pool underlying the securities being offered, such as the extent to which the pool underlying the securities being offered was originated with the same or differing underwriting criteria, loan terms, and risk tolerances than the static pools presented.]

The following footnotes are applicable to the static pool information for each of the prior securitized pools included in this Annex:

(1)	Numbers and percentages are based on the Statistical Contract Value, except where noted. The Statistical Contract Value equals the undiscounted current balance of a receivable on the servicer’s records, which is equivalent to the dollar amount needed to pay-off the receivable in full. All weighted averages are weighted by the Statistical Contract Value of each receivable.

(2)	[May exclude previously securitized receivables that have been reacquired by CNH Industrial Capital America LLC through the exercise of its clean up calls on prior transactions.]

(3)	Totals may not add to 100% due to rounding.

(4)	Any increase in the aggregate Statistical Contract Value from the prior Collection Period (or from the cutoff date for the first Collection Period) may have occurred if pre-funding was utilized.

(5)	The Prepayment Factor is stated as a life-to-date annualized rate and is calculated as of the end of each Collection Period utilizing the formula: 1-(Current Contract Value/Remaining Contract Value)^(12/Collection Periods since cutoff date). The Current Contract Value equals the scheduled and unpaid principal and interest payments on the remaining receivables discounted at the stated discount rate. The Remaining Contract Value equals the remaining Original Scheduled Payments for all of the initial receivables discounted at the stated discount rate.

(6)	The Call Factor equals the aggregate Contract Value of receivables at the end of the current period divided by aggregate Contract Value as of the cutoff date.

(7)	The period of delinquency for a receivable is the number of days that a payment of more than an inconsequential amount is past due. Payments of $50 or more are generally considered consequential. Delinquent receivables equal the Statistical Contract Value of all receivables (excluding liquidated or purchased receivables, but including receivables in repossession status that are stated at a value net of any estimated or actual recoveries) as to which a payment of at least $50 is past due the stated number of days. See “Sponsor’s Portfolio Delinquency and Loss Information” in the prospectus for information on how delinquent receivables are determined.

(8)	Stated as a percentage of the aggregate Statistical Contract Value.

(9)	This transaction was previously called.

(10)	Cumulative Realized Losses equal the aggregate Statistical Contract Value, net of any estimated or actual recoveries during that Collection Period, of all receivables that (a) have a payment 180 days or more past due, (b) have been charged-off, or (c) the equipment has been repossessed. When expressed as a percentage, Cumulative Realized Losses are a percentage of the Pool Balance as of the cutoff date.

[This Annex to show the following securitization information from 5 years to 135 days prior to the date of this prospectus.]

Pool Summaries
CNH Equipment Trusts
Original Pool Characteristics as of the [Initial] Cutoff Date

	20[ ]-[ ](9)	20[ ]-[ ](9)	20[ ]-[ ]
Cutoff Date	[ ], 20[ ]	[ ], 20[ ]	[ ], 20[ ]
Closing Date	[ ], 20[ ]	[ ], 20[ ]	[ ], 20[ ]
Aggregate Statistical Contract Value (1)(4)	$[ ]	$[ ]	$[ ]
Pool Balance as of Cutoff Date	$[ ]	$[ ]	$[ ]
Number of Receivables	[ ]	[ ]	[ ]
Average Statistical Contract Value	$[ ]	$[ ]	$[ ]
Weighted Average Adjusted APR	[ ]%	[ ]%	[ ]%
Weighted Average Remaining Term	[ ] months	[ ] months	[ ] months
Weighted Average Original Term	[ ] months	[ ] months	[ ] months
Weighted Average Age	[ ] months	[ ] months	[ ] months
[Weighted Average Advance Rate (2)	[ ]%	[ ]%	[ ]%]
Equipment Types (3)
Agricultural	[ ]%	[ ]%	[ ]%
New	[ ]%	[ ]%	[ ]%
Used	[ ]%	[ ]%	[ ]%
Construction	[ ]%	[ ]%	[ ]%
New	[ ]%	[ ]%	[ ]%
Used	[ ]%	[ ]%	[ ]%
Payment Frequencies (3)
Annual	[ ]%	[ ]%	[ ]%
Semiannual	[ ]%	[ ]%	[ ]%
Quarterly	[ ]%	[ ]%	[ ]%
Monthly	[ ]%	[ ]%	[ ]%
Other	[ ]%	[ ]%	[ ]%
Geographic Distribution (Top 5)
	[State 1] – [ ]%	[State 1] – [ ]%	[State 1] – [ ]%
	[State 2] – [ ]%	[State 2] – [ ]%	[State 2] – [ ]%
	[State 3] – [ ]%	[State 3] – [ ]%	[State 3] – [ ]%
	[State 4] – [ ]%	[State 4] – [ ]%	[State 4] – [ ]%
	[State 5] – [ ]%	[State 5] – [ ]%	[State 5] – [ ]%

Cumulative Prepayment Factor for Static Pool(5)
CNH Equipment Trusts

Months Since Cutoff Date	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]
1	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
2	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
3	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
4	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
5	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
6	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
7	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
8	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
9	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
10	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
11	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
12	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
13	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
14	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
15	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
16	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
17	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
18	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
19	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
20	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
21	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
22	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
23	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
24	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
25	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
26	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
27	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
28	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
29	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
30	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
31	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
32	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
33	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
34	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
35	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
36	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
37	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
38	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
39	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
40	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
41	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
42	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
43	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
44	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
45	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
46	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
47	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
48	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
49	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
50	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
51	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
52	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

Call Factor for Static Pool(6)
CNH Equipment Trusts

Months Since Cutoff Date	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]
1	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
2	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
3	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
4	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
5	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
6	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
7	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
8	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
9	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
10	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
11	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
12	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
13	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
14	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
15	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
16	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
17	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
18	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
19	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
20	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
21	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
22	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
23	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
24	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
25	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
26	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
27	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
28	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
29	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
30	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
31	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
32	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
33	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
34	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
35	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
36	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
37	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
38	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
39	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
40	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
41	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
42	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
43	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
44	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
45	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
46	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
47	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
48	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
49	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
50	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
51	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
52	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

Delinquencies(7)(8)
CNH Equipment Trusts

Months Since Cutoff Date	Past Due	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]
1	31 to 60	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	61 to 90	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	91 to 120	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	121 to 150	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	151 to 180	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	181+	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

	Total	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

2	31 to 60	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	61 to 90	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	91 to 120	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	121 to 150	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	151 to 180	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	181+	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

	Total	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

3	31 to 60	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	61 to 90	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	91 to 120	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	121 to 150	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	151 to 180	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	181+	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

	Total	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

4	31 to 60	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	61 to 90	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	91 to 120	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	121 to 150	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	151 to 180	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	181+	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

	Total	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

5	31 to 60	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	61 to 90	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	91 to 120	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	121 to 150	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	151 to 180	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	181+	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

	Total	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

6	31 to 60	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	61 to 90	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	91 to 120	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	121 to 150	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	151 to 180	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	181+	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

	Total	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

Delinquencies(7)(8)
CNH Equipment Trusts

Months Since Cutoff Date	Past Due	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]
7	31 to 60	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	61 to 90	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	91 to 120	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	121 to 150	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	151 to 180	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	181+	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

	Total	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

8	31 to 60	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	61 to 90	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	91 to 120	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	121 to 150	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	151 to 180	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	181+	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

	Total	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

9	31 to 60	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	61 to 90	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	91 to 120	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	121 to 150	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	151 to 180	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	181+	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

	Total	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

10	31 to 60	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	61 to 90	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	91 to 120	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	121 to 150	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	151 to 180	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	181+	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

	Total	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

11	31 to 60	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	61 to 90	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	91 to 120	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	121 to 150	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	151 to 180	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	181+	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

	Total	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

12	31 to 60	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	61 to 90	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	91 to 120	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	121 to 150	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	151 to 180	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	181+	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

	Total	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

Delinquencies(7)(8)
CNH Equipment Trusts

Months Since Cutoff Date	Past Due	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]
13	31 to 60	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	61 to 90	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	91 to 120	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	121 to 150	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	151 to 180	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	181+	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

	Total	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

14	31 to 60	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	61 to 90	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	91 to 120	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	121 to 150	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	151 to 180	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	181+	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

	Total	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

15	31 to 60	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	61 to 90	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	91 to 120	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	121 to 150	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	151 to 180	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	181+	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

	Total	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

16	31 to 60	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	61 to 90	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	91 to 120	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	121 to 150	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	151 to 180	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	181+	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

	Total	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

17	31 to 60	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	61 to 90	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	91 to 120	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	121 to 150	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	151 to 180	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	181+	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

	Total	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

18	31 to 60	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	61 to 90	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	91 to 120	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	121 to 150	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	151 to 180	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	181+	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

	Total	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

Delinquencies(7)(8)
CNH Equipment Trusts

Months Since Cutoff Date	Past Due	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]
19	31 to 60	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	61 to 90	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	91 to 120	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	121 to 150	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	151 to 180	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	181+	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

	Total	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

20	31 to 60	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	61 to 90	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	91 to 120	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	121 to 150	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	151 to 180	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	181+	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

	Total	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

21	31 to 60	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	61 to 90	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	91 to 120	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	121 to 150	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	151 to 180	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	181+	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

	Total	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

22	31 to 60	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	61 to 90	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	91 to 120	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	121 to 150	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	151 to 180	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	181+	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

	Total	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

23	31 to 60	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	61 to 90	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	91 to 120	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	121 to 150	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	151 to 180	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	181+	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

	Total	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

24	31 to 60	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	61 to 90	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	91 to 120	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	121 to 150	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	151 to 180	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	181+	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

	Total	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

Delinquencies(7)(8)
CNH Equipment Trusts

Months Since Cutoff Date	Past Due	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]
25	31 to 60	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	61 to 90	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	91 to 120	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	121 to 150	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	151 to 180	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	181+	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

	Total	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

26	31 to 60	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	61 to 90	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	91 to 120	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	121 to 150	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	151 to 180	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	181+	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

	Total	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

27	31 to 60	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	61 to 90	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	91 to 120	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	121 to 150	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	151 to 180	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	181+	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

	Total	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

28	31 to 60	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	61 to 90	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	91 to 120	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	121 to 150	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	151 to 180	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	181+	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

	Total	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

29	31 to 60	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	61 to 90	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	91 to 120	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	121 to 150	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	151 to 180	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	181+	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

	Total	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

30	31 to 60	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	61 to 90	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	91 to 120	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	121 to 150	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	151 to 180	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	181+	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

	Total	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

Delinquencies(7)(8)
CNH Equipment Trusts

Months Since Cutoff Date	Past Due	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]
31	31 to 60	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	61 to 90	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	91 to 120	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	121 to 150	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	151 to 180	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	181+	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

	Total	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

32	31 to 60	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	61 to 90	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	91 to 120	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	121 to 150	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	151 to 180	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	181+	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

	Total	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

33	31 to 60	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	61 to 90	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	91 to 120	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	121 to 150	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	151 to 180	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	181+	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

	Total	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

34	31 to 60	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	61 to 90	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	91 to 120	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	121 to 150	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	151 to 180	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	181+	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

	Total	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

35	31 to 60	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	61 to 90	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	91 to 120	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	121 to 150	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	151 to 180	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	181+	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

	Total	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

36	31 to 60	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	61 to 90	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	91 to 120	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	121 to 150	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	151 to 180	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	181+	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

	Total	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

Delinquencies(7)(8)
CNH Equipment Trusts

Months Since Cutoff Date	Past Due	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]
37	31 to 60	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	61 to 90	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	91 to 120	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	121 to 150	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	151 to 180	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	181+	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

	Total	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

38	31 to 60	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	61 to 90	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	91 to 120	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	121 to 150	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	151 to 180	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	181+	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

	Total	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

39	31 to 60	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	61 to 90	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	91 to 120	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	121 to 150	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	151 to 180	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	181+	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

	Total	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

40	31 to 60	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	61 to 90	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	91 to 120	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	121 to 150	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	151 to 180	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	181+	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

	Total	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

41	31 to 60	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	61 to 90	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	91 to 120	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	121 to 150	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	151 to 180	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	181+	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

	Total	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

42	31 to 60	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	61 to 90	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	91 to 120	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	121 to 150	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	151 to 180	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	181+	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

	Total	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

Delinquencies(7)(8)
CNH Equipment Trusts

Months Since Cutoff Date	Past Due	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]
43	31 to 60	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	61 to 90	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	91 to 120	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	121 to 150	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	151 to 180	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	181+	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

	Total	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

44	31 to 60	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	61 to 90	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	91 to 120	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	121 to 150	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	151 to 180	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	181+	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

	Total	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

45	31 to 60	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	61 to 90	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	91 to 120	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	121 to 150	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	151 to 180	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	181+	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

	Total	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

46	31 to 60	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	61 to 90	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	91 to 120	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	121 to 150	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	151 to 180	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	181+	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

	Total	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

47	31 to 60	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	61 to 90	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	91 to 120	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	121 to 150	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	151 to 180	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	181+	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

	Total	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

48	31 to 60	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	61 to 90	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	91 to 120	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	121 to 150	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	151 to 180	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	181+	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

	Total	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

Delinquencies(7)(8)
CNH Equipment Trusts

Months Since Cutoff Date	Past Due	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]
49	31 to 60	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	61 to 90	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	91 to 120	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	121 to 150	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	151 to 180	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	181+	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

	Total	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

50	31 to 60	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	61 to 90	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	91 to 120	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	121 to 150	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	151 to 180	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	181+	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

	Total	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

51	31 to 60	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	61 to 90	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	91 to 120	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	121 to 150	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	151 to 180	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	181+	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

	Total	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

52	31 to 60	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	61 to 90	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	91 to 120	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	121 to 150	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	151 to 180	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
	181+	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

	Total	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

Cumulative Realized Loss Percentage for Static Pool(10)
CNH Equipment Trusts

Months Since Cutoff Date	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]
1	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
2	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
3	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
4	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
5	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
6	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
7	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
8	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
9	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
10	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
11	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
12	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
13	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
14	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
15	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
16	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
17	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
18	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
19	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
20	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
21	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
22	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
23	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
24	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
25	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
26	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
27	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
28	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
29	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
30	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
31	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
32	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
33	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
34	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
35	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
36	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
37	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
38	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
39	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
40	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
41	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
42	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
43	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
44	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
45	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
46	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
47	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
48	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
49	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
50	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
51	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
52	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

[As required by Item 1105, to the extent the depositor believes that graphical disclosure would aid in the understanding of the static pool data or in spotting a trend therein, the applicable graphical disclosure to be inserted here.]

CNH Equipment Trusts – Static Pool Graphical Disclosure

[Insert Legend to identify each Static Pool’s Data]

Cumulative Prepayment Factor for Static Pool (5)
1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 31 33 35 37 39 41 43 45 47 49 51
Months since Cutoff Date

61+ Day Delinquency Percentage for Static Pool (8)
1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 31 33 35 37 39 41 43 45 47 49 51
Months since Cutoff Date

Cumulative Realized Loss Percentage for Static Pool (10)
1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 31 33 35 37 39 41 43 45 47 49 51
Months since Cutoff Date

CNH Equipment Trust 20[   ]-[  ]

Asset Backed Notes

CNH Capital Receivables LLC

Depositor

CNH Industrial Capital America LLC	New Holland Credit Company, LLC
Sponsor and Originator	Servicer

$[ ][[1,]][2]	Class A-1 Notes
$[ ][[1,]][2]	Class A-2[a] Notes
[$[ ][[1,]][2]	Class A-2b Notes]
$[ ][[1,]][2]	Class A-3 Notes
$[ ][[1,]][2]	Class A-4 Notes
[$[ ][[1,]][2]	Class B Notes]

PROSPECTUS

Underwriters of the Class A Notes

[   ]

[   ]

[   ]

[   ]

[   ]

[   ]

[Underwriters of the Class B Notes]

[   ]

[   ]

[[1]]	[[These amounts represent the notes to be offered if the Base Transaction is issued. If the Upsize Transaction is issued, the following notes will be offered: $[ ] of Class A-1 Notes, $[ ] of Class A-2[a] Notes, [$[ ] of Class A-2b Notes,] $[ ] of Class A-3 Notes [and] $[ ] of Class A-4 Notes [and $[ ] of Class B Notes].]]

[2]	These amounts are based on an assumed discount rate used to calculate the assumed initial contract value. The aggregate principal amount of the notes offered hereby will be determined based on the specified discount factor set at the time the interest rates on the notes are determined. The final principal amount of each class of the notes at the time of issuance will be an amount that is no more than 5% in excess of, or less than, the amounts stated herein.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information.

We are not offering the notes in any state or jurisdiction where the offer is not permitted. Dealers will deliver a prospectus when acting as underwriters of the offered notes and with respect to their unsold allotments or subscriptions. In addition, all dealers selling the offered notes will deliver a prospectus until 90 days after the date of this prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 12.	Other Expenses of Issuance and Distribution.

Estimated expenses in connection with the offering of the Securities being registered herein are as follows:

SEC filing fee	$800,000(1)
Legal fees and expenses	3,500,000
Accounting fees and expenses	1,000,000
Rating agency fees	5,700,000
Trustee fees and expenses	250,000
Indenture Trustee fees and expenses	250,000
Asset Representations Reviewer fees and expenses	180,000
Blue Sky expenses	0
Printing and engraving	750,000
Miscellaneous	1,000,000
Total	$13,430,000

(1)  The registration fee for any additional securities has been estimated for purposes of this table and is deferred in accordance with Rules 456(c) and 457(s) of the Securities Act of 1933. The actual expenses for each offering will be noted in the prospectus relating thereto.

Item 13.	Indemnification of Directors and Officers.

Section 18-108 of the Limited Liability Company Act of Delaware empowers a limited liability company, subject to such standards and restrictions, if any, as are set forth in its limited liability company agreement, to indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever. Section 19 of the Limited Liability Company Agreement (the “Agreement”) of CNH Capital Receivables LLC (the “Company”) provides as follows:

Section 19 Exculpation and Indemnification. Neither CNH Industrial Capital America LLC (the “Economic Member”) nor any independent director of the Company (collectively the “Special Members”) nor any Officer, Director, employee or agent of the Company nor any employee, representative, agent or any individual or organization that controls, is controlled by, or is under common control (an “Affiliate”) with the Economic Member or the Special Members (collectively, the “Covered Persons”) shall be liable to the Company or any other Person who has an interest in or claim against the Company for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person’s gross negligence or willful misconduct.

To the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person’s gross negligence or willful misconduct with respect to such acts or omissions; provided, that any indemnity under this Section 19 by the Company shall be provided out of and to the extent of Company assets only, and the Economic Member and the Special Members shall not have personal liability on account thereof; provided further, that so long as any Obligation is outstanding, no indemnity payment from funds of the Company (as distinct from funds from other sources, such as insurance) of any indemnity under this Section 19 shall be payable from amounts allocable to any other person pursuant to the Agreement, the directors agreement or any other document, instrument or certificate delivered in connection with the acquisition, creation, funding or financing of receivables.

To the fullest extent permitted by applicable law, expenses (including legal fees) incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in this Section 19.

A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the Covered Person reasonably believes are within such other Person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, or any other facts pertinent to the existence and amount of assets from which distributions to the Economic Member might properly be paid.

To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Company or to any other Covered Person, a Covered Person acting under this Agreement shall not be liable to the Company or to any other Covered Person for its good faith reliance on the provisions of this Agreement or any approval or authorization granted by the Company or any other Covered Person. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Economic Member and the Special Members to replace such other duties and liabilities of such Covered Person.

The foregoing provisions of this Section 19 shall survive any termination of this Agreement.

In addition, pursuant to the form purchase agreement and sale and servicing agreement filed as a part of Exhibit 99.3 and Exhibit 99.1, respectively, to this registration statement, CNH Industrial Capital America LLC and New Holland Credit Company, LLC, respectively, agree to indemnify the registrant and its directors and officers in connection with certain liabilities.

The registrant also maintains insurance providing for payment, subject to certain exceptions, on behalf of officers and directors of the registrant of money damages incurred as a result of legal actions instituted against them in their capacities as such officers or directors (whether or not such person could be indemnified against such liabilities under the Delaware Limited Liability Company Act).

Under the terms of the form of underwriting agreement filed as a part of Exhibit 1.1 to this registration statement, the underwriters have undertaken in certain circumstances to indemnify certain controlling persons of the registrant, including its officers and directors, against liabilities incurred under the Securities Act of 1933, as amended. The registrant has been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 14.	Exhibits.

Exhibit	Description
1.1*	Form of Underwriting Agreement for Notes
3.1*	Certificate of Formation of CNH Capital Receivables LLC
3.2*	Limited Liability Company Agreement of CNH Capital Receivables LLC
3.3*	First Amendment to Limited Liability Company Agreement of CNH Capital Receivables LLC
3.4*	Form of Certificate of Trust of CNH Equipment Trusts (included as part of Exhibit 4.2)
4.1*	Form of Indenture between the Trust and the Indenture Trustee
4.2*	Form of Trust Agreement between CNH Capital Receivables LLC and the Trustee
4.3*	Form of Class A-1 Note (included as part of Exhibit 4.1)
4.4*	Form of Class A-2a Note (included as part of Exhibit 4.1)
4.5*	Form of Class A-2b Note (included as part of Exhibit 4.1)
4.6*	Form of Class A-3 Note (included as part of Exhibit 4.1)
4.7*	Form of Class A-4 Note (included as part of Exhibit 4.1)
4.8*	Form of Class B Note (included as part of Exhibit 4.1)
4.9*	Form of Certificate (included as part of Exhibit 4.2)
5.1*	Opinion of Greenberg Traurig LLP with respect to legality
8.1*	Opinion of Greenberg Traurig LLP with respect to Federal income tax matters
21.1*	Subsidiaries of Registrant
23.1*	Consent of Greenberg Traurig LLP (to be included as part of Exhibit 5.1)
23.2*	Consent of Greenberg Traurig LLP (to be included as part of Exhibit 8.1)
24.1*	Power of Attorney (included on the Signature Page)
25.1**	Form T-1 Statement of Eligibility
36.1*	Form of Depositor Certification for Shelf Offerings of Asset-Backed Securities
99.1*	Form of Sale and Servicing Agreement between CNH Capital Receivables LLC, the Trust and New Holland Credit Company, LLC
99.2*	Form of Administration Agreement between the Trust, New Holland Credit Company, LLC, the Trustee and the Indenture Trustee
99.3*	Form of Purchase Agreement between CNH Industrial Capital America LLC and CNH Capital Receivables LLC
99.4*	Form of Swap Agreement between Trust and the Swap Counterparty

99.5*	Form of Trustee Reporting of Repurchase Demands Activity
99.6*	Form of Indenture Trustee Memorandum of Understanding Regarding Demand Activity Reporting
99.7*	Form of Asset Representations Review Agreement among the Trust, the Servicer and the Asset Representations Reviewer
107*	Filing Fee Table

*	Filed herewith.

**	To be filed pursuant to Section 305(b)(2) of the Trust Indenture Act of 1939.

Item 15.	Undertakings.

(a)	As to Rule 415: The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that the undertakings set forth in paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) above do not apply if this registration statement is on Form S-3, Form SF-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement;

provided, further, however, that paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if this registration statement is for an offering of asset-backed securities on Form SF-1 or Form SF-3, and the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) and (h) shall be deemed to be part of this registration statement as of the date the filed prospectus was deemed part of and included in this registration statement; and

(ii)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430D relating to an offering made pursuant to Rule 415(a)(1)(vii) or (a)(1)(xii) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in this registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430D, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)	With respect to any offering of securities registered on Form SF-3, to file the information previously omitted from the prospectus filed as part of an effective registration statement in accordance with Rule 424(h) and Rule 430D.

(b)	As to documents subsequently filed that are incorporated by reference: The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	As to indemnification: Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 13 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(d)	As to Rule 430A:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of the prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e)	As to qualification of Trust Indentures under the Trust Indenture Act of 1939 for delayed offerings: The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the indenture trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

(f)	As to Item 1100(c) of Regulation AB (§17 CFR 229.1100(c)): The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 of a third party that is incorporated by reference in the registration statement in accordance with Item 1100(c)(1) of Regulation AB (17 CFR 229.1100(c)(1)) shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SF-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Racine, State of Wisconsin, on the date of April 16, 2025.

CNH CAPITAL RECEIVABLES LLC

By:	/s/ Douglas MacLeod
Douglas MacLeod
Chairman and President (Principal Executive Officer)

By:	/s/ Andrea Paulis
Andrea Paulis
Treasurer (Principal Financial Officer and Principal Accounting Officer)

KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below constitutes and appoints Wendy Gallion such person’s true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for such person and in such person’s name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same with all exhibits thereto, and the other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and things requisite and necessary to be done, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Douglas MacLeod	Director	April 16, 2025
Douglas MacLeod

/s/ Leandro Lecheta	Director	April 16, 2025
Leandro Lecheta

/s/ John R. Power, Jr.	Director	April 16, 2025
John R. Power, Jr.

/s/ Donald Puglisi	Director	April 16, 2025
Donald Puglisi

/s/ Andrea Paulis	Director	April 16, 2025
Andrea Paulis

Exhibit Index

Exhibit	Description
1.1*	Form of Underwriting Agreement for Notes
3.1*	Certificate of Formation of CNH Capital Receivables LLC
3.2*	Limited Liability Company Agreement of CNH Capital Receivables LLC
3.3*	First Amendment to Limited Liability Company Agreement of CNH Capital Receivables LLC
3.4*	Form of Certificate of Trust of CNH Equipment Trusts (included as part of Exhibit 4.2)
4.1*	Form of Indenture between the Trust and the Indenture Trustee
4.2*	Form of Trust Agreement between CNH Capital Receivables LLC and the Trustee
4.3*	Form of Class A-1 Note (included as part of Exhibit 4.1)
4.4*	Form of Class A-2a Note (included as part of Exhibit 4.1)
4.5*	Form of Class A-2b Note (included as part of Exhibit 4.1)
4.6*	Form of Class A-3 Note (included as part of Exhibit 4.1)
4.7*	Form of Class A-4 Note (included as part of Exhibit 4.1)
4.8*	Form of Class B Note (included as part of Exhibit 4.1)
4.9*	Form of Certificate (included as part of Exhibit 4.2)
5.1*	Opinion of Greenberg Traurig LLP with respect to legality
8.1*	Opinion of Greenberg Traurig LLP with respect to Federal income tax matters
21.1*	Subsidiaries of Registrant
23.1*	Consent of Greenberg Traurig LLP (to be included as part of Exhibit 5.1)
23.2*	Consent of Greenberg Traurig LLP (to be included as part of Exhibit 8.1)
24.1*	Power of Attorney (included on the Signature Page)
25.1**	Form T-1 Statement of Eligibility
36.1*	Form of Depositor Certification for Shelf Offerings of Asset-Backed Securities
99.1*	Form of Sale and Servicing Agreement between CNH Capital Receivables LLC, the Trust and New Holland Credit Company, LLC
99.2*	Form of Administration Agreement between the Trust, New Holland Credit Company, LLC, the Trustee and the Indenture Trustee
99.3*	Form of Purchase Agreement between CNH Industrial Capital America LLC and CNH Capital Receivables LLC
99.4*	Form of Swap Agreement between Trust and the Swap Counterparty
99.5*	Form of Trustee Reporting of Repurchase Demands Activity
99.6*	Form of Indenture Trustee Memorandum of Understanding Regarding Demand Activity Reporting
99.7*	Form of Asset Representations Review Agreement among the Trust, the Servicer and the Asset Representations Reviewer
107*	Filing Fee Table

*	Filed herewith.
**	To be filed pursuant to Section 305(b)(2) of the Trust Indenture Act of 1939.